UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07076164

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number: 1-13488

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)


MAIL PROCESSING
RECEIVED
SEP 27 2007
WASH, D.C.
209
SECTION

Grant Way, Isleworth, Middlesex, TW7 5QD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __X__ No _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Attached hereto is a copy of the Annual Report 2007 and the Annual Review 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC

Date: September 27, 2007

By: /s/ Dave Gormley
Dave Gormley
Company Secretary

EXHIBIT INDEX

Exhibit

A. Annual Report 2007

B. Annual Review 2007

Annual Report 2007


sky



Table of contents

This constitutes the Annual Report of British Sky Broadcasting Group plc (the "Company") in accordance with International Financial Reporting Standards ("IFRS") and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS and is dated 26 July 2007. This document also contains information set out within the Company's Annual Report to be filed on Form 20-F in accordance with the requirements of the United States ("US") Securities and Exchange Commission ("the SEC"). However, this information may be updated or supplemented at the time of filing of that document with the SEC or later amended if necessary.

Forward looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, fixed line telephony, broadband and bandwidth requirements, advertising growth, Direct-to-Home ("DTH") subscriber growth, Multiroom, Sky+ and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, failure of key suppliers, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom ("UK") and Republic of Ireland ("Ireland").

Information on some of the risks and uncertainties associated with our business are described in "Review of the business – Risk factors" in this document. All forward-looking statements in this document are based on information known to us on the date hereof. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Chairman's statement

It is without question that the world of media and communications is changing at a faster pace than ever before. New generations of consumers are demanding content on their terms. The boundaries between traditional media and adjacent sectors, such as broadband and telephony, are disappearing and this is creating an unprecedented change in the competitive landscape.

This convergence of media and communications has created a dynamic, fast moving sector that not only brings significant opportunities, but also a degree of uncertainty. That has manifested itself in the recent under performance of global media stocks, as investors have been unsure how the sector will evolve, and at what cost. Media companies that expected historical performance to protect their business models from this overlap have failed, and will continue to fail. To them the social and technological changes we are experiencing are a threat, not an opportunity. Today, though, investors can see successful companies emerging.

These companies have adapted their strategies to the changing environment and embraced the values and culture necessary for success. Sky is one such company - no other company in the UK has achieved more in the past year to position itself for the future and set the pace of change to meet the needs of its existing and future customers.

One year ago, Sky was one of the UK's leading TV companies - today, not only have we built on that leading position but we have also become a major challenger to established players in the telecoms sector, creating a combined industry forecast to be worth £25 billion by 2010. We have transformed ourselves into a multi-product business that offers customers Sky+, Sky HD, Multiroom, Sky Mobile TV, Sky Anytime, Sky Broadband and Sky Talk. No other company can provide consumers with such control and flexibility over how they watch, download or record content. By widening our product range, we have broadened the appeal of Sky and unlocked an unprecedented level of demand. We offer superior choice, quality and value to our customers and will remain a champion of choice and innovation in our expanded market place.

In addition, a sense of responsibility is ingrained across the organisation. Sky is the first major media company and only the second company in the FTSE100 to become carbon neutral, finding ways to help customers save energy in their homes and contribute to the environment. More broadly, we are continuing to make a sustained and significant contribution to the arts, sport and education.

I would especially like to thank all of the non-executive directors for the time they have invested and for their continued support. In particular, I would like to thank Lord St John of Fawsley, who retired from the Board this financial year, for his contribution over many years of service.

One of Sky's greatest attributes is the quality of the people we employ. This year, we paid tribute to the 234 pioneering men and women who helped to launch the company against well established broadcasters nearly two decades ago. Our people's qualities then, of entrepreneurship and challenging the status quo, are equally apparent in our organisation today.

I want to thank all my colleagues for the hard work and dedication over the past twelve months that has positioned Sky as a leader in entertainment and communications. The proposed 27% increase in the full year dividend to 15.5 pence per share reflects the confidence the Board has in the current, and future, performance of the business.

Rupert Murdoch
Chairman

27 July 2007

Review of the business

Chief Executive Officer's statement

This year has been one of enormous and important change for Sky. Not only has our pay television business continued to grow, but in August 2006 we launched our broadband and telephony services, completing the latest part of our transformation from one of the UK's leading TV companies to a multi-product entertainment and communications business. Already we are capitalising on our brand's strength and our speed of execution to build scale rapidly, becoming, in less than twelve months, the fastest growing broadband and telephony provider in the UK.

The overlapping media and communications landscape has moved rapidly during the past year and at Sky I am proud that we have continued to lead the way and take full advantage of the opportunities presented. Throughout the year, we've been executing a strategy that has sought both to drive, and take advantage of, the accelerating demand for bandwidth in all our customers' homes. We have seen this trend coming through in this year's results, with high levels of demand for our products from across the board.

Three things are at the heart of capturing this demand. First, a significant widening of our product set to provide customers with more choice and more products from Sky than ever before; second, our continued investment in a broad range of high quality, must-see programming; and, third, the building of a robust, state-of-the-art, network infrastructure, which has enabled us to deliver high bandwidth services such as Sky HD, Sky Anytime and up to 16mb broadband in the most efficient and effective way. All of these have contributed to a fundamental alteration in the volume metrics of the business as this growth in our product range further broadens the appeal of Sky. This year we sold over four million products to our customers compared to around 1.7 million three years ago, a step change in our capabilities which we believe is sustainable into the future.

One such innovation occurred in this financial year when we launched our broadband and telephony products, Sky Broadband and Sky Talk. These not only offer our customers simple, flexible, high quality and compelling value services, but also provide the company with a substantially increased addressable market place. Historically we had operated in an industry worth £7 billion. However, by moving into the adjacent sectors of broadband and fixed line telephony, we now operate in a combined sector whose value is over £20 billion today and is forecast to grow to around £25 billion by 2010.

This move allows us to capitalise on the significant growth opportunities available in both these sectors, whilst also driving growth in TV. There are still over 14 million families in the UK that have yet to choose a pay TV provider, but where they have, over eight and a half million have chosen Sky. By broadening our product range we are better able to address some of the more traditional barriers customers have faced when choosing Sky.

Furthermore, offering broadband and telephony allows us to tap into an industry that, for too long, has over charged and under delivered to its customers. We can challenge the existing players by bringing our strengths to bear - brand and reputation, customer experience, innovation, content and product quality - to offer customers a much improved experience. Moreover, by passing on savings from the local loop unbundling process directly to our customers, we are able to offer our services at industry leading prices. This, in turn, has allowed us to achieve scale rapidly and lay the foundations for a broadband and telephony business that we believe will become earnings enhancing in 2010.

During the year we have taken significant steps to ensure that we will remain well positioned to capitalise on the opportunities brought by exposure to these sectors. We have invested time and capital in our brand so that, as well as being the company that customers most trust to bring together entertainment and communications, we are increasingly recognised for making a contribution to society and our local communities. We continued to raise awareness among our employees and customers over the importance of reducing their energy consumption, invested in grassroots sport, the arts, learning and local education and increased the accessibility of our products for disabled customers.

Sky has always stood for choice and entertainment and at its heart is our approach to, and our value of, content. We pride ourselves on the unrivalled breadth, depth and quality of our onscreen programming and we have spent the year furthering our leadership in this area. For example, we acquired rights to great shows such as 'Lost' and 'Prison Break'; invested in original commissions such as Terry Pratchett's 'Hogfather'; we renewed our movie output agreement with Sony; we reached agreement with MGM to bring Bond to Sky Movies; and we further broadened our sports offering by showcasing the America's Cup, Hickstead showjumping and Super League netball, to name but a few.

We have also given customers greater choice and flexibility around how they choose to enjoy our programming. Today, we are the only national provider of HD; we allow customers to record programmes onto their Sky+ box via their mobile; we have Europe's largest mobile TV service; we have recently launched our Sky Anytime on TV service that pushes popular, up-to-date content on to a split hard drive on a customer's Sky+ or HD box; and we have pioneered multi-platform coverage of the Champions League and the Ashes, broadcasting simultaneously via SD, HD, broadband and mobile.

Not only do our customers get the best quality and choice but we also have ensured that they get great value. This has been demonstrated by the success of our 'See, Speak, Surf' campaign which has attracted new customers to Sky by clearly marketing the superior choice, quality and value of our TV, broadband and telephony products for as little as £15 per month. We do not force the customer to accept a fixed bundle of services, nor do we offer short-term deals for particular product combinations. Instead we package our services simply and transparently so that customers can choose what they want based on their individual needs.

We have invested significantly in building out our state-of-the-art network so that it now covers 70% of UK households, a full six months ahead of initial plans. We now have a hybrid network that combines the advantages of satellite distribution, PVR storage and broadband connectivity. This satisfies the requirements for high bandwidth, local storage and peer-to-peer interaction that our customers seek whilst ensuring efficient and cost effective product delivery.

Our levels of customer service have always led the industry, and this year we have continued to raise the bar as we seek to increase our competitive advantage. Following on from our investment in new customer management systems last year, we have continued to improve the simplicity, reliability and personal nature of interactions with our customers. During the year we have shortened engineer visit windows, established a dedicated moving home team and equalised our product pricing for new and existing customers.

The desire and dedication shown by our people over the past twelve months has placed us in a strong position. Further challenges and opportunities will present themselves in 2008, but we are well placed as an organisation to pre-empt these and turn them to our advantage - it's never been a better time to join in.

James Murdoch
Chief Executive Officer

The business, its objectives and its strategy

Introduction

British Sky Broadcasting Group plc and its subsidiaries (the "Group") operate the leading pay television broadcast service in the UK and Ireland as well as broadband and telephony services. We acquire programming to broadcast on our own channels and supply certain of those channels to cable operators for retransmission by the cable operators to their subscribers in the UK and Ireland. We retail channels (both our own and third parties') to DTH subscribers and certain of our own channels to a limited number of DSL subscribers (reference in this Annual Report to "DTH subscribers" includes DSL subscribers). We also make three of our channels available free-to-air via the UK DTT platform as part of the branded "Freeview" offering and we have announced that we are developing plans to replace these channels with new pay TV channels on the DTT platform which we expect to be launched in early 2008.

At 30 June 2007, there were 8,582,000 DTH subscribers to our television service, and 1,259,000 subscribers of the cable operators to whom we supply certain of our channels, in the UK and Ireland. Up to 28 February 2007, the Group supplied certain of the Sky Basic Channels to Virgin Media (see "Cable distribution – UK" below). This supply arrangement has now ceased although the Group continues to provide Virgin Media with versions of the Sky Premium Channels. According to estimates of Broadcasters Audience Research Board ("BARB"), as at 30 June 2007, there were 9,625,000 homes in the UK receiving certain of our channels via DTT. Our total revenue in fiscal 2007 was £4,551 million (2006: £4,148 million), as set out in the table below.

For the year to 30 June	2007 £m	2006 £m
Retail subscription	3,406	3,157
Wholesale subscription	208	224
Advertising	352	342
Sky Bet	47	37
Installation, hardware and service	212	131
Other	326	257
Revenue	4,551	4,148

We operate principally within the UK and Ireland, with activities conducted primarily from the UK. Our revenue principally arises from services provided to retail and wholesale customers within the UK. In addition, £287 million (2006: £222 million) of our revenue arises from services provided to customers in other European countries.

Our fiscal years end on the Sunday nearest to 30 June in each year. References in this document to a fiscal year ended 30 June is to the fiscal year ending on the Sunday nearest to 30 June. We publish our financial statements in British pounds sterling. References to "US dollars", "dollars", "US$", "$" and "¢" are to the currency of the United States ("US"), references to "Euro" and "€" are to the currency of the participating European Union countries, and references to "pounds sterling", "£", "pence" and "p" are to the currency of the UK. For information with respect to exchange rates, see "Shareholder Information – Exchange Rates".

Our consolidated financial statements are prepared in accordance with IFRS, which differs in certain significant respects from accounting principles generally accepted in the US. A discussion of the principal differences between IFRS and US Generally Accepted Accounting Principles ("US GAAP") is contained in note 31 to the consolidated financial statements.

Certain terms used herein are defined in the Glossary of terms which appears at the end of this Annual Report.

The Company, a public company limited by shares and domiciled in the UK, operates under the laws of England and Wales. It was incorporated in England and Wales on 25 April 1988. Our principal executive offices are located at Grant Way, Isleworth, Middlesex, TW7 5QD, England. Tel: +44 (0)20 7705 3000. A list of our significant investments is set out in note 30 to the consolidated financial statements.

Programming

We provide subscribers with a broad range of programming options. Programming is an important factor in generating and maintaining subscriptions to the Sky Channels. With respect to the channels we own and operate, we incur significant expense to acquire exclusive UK and Ireland television rights to films, exclusive UK and Ireland television rights to broadcast certain sports events live and television rights to other general entertainment programming. We also produce and commission original entertainment programming and have acquired the rights to market the television services of third parties to DTH subscribers.

Currently, we own, operate, distribute and retail 25 Sky Channels via our DTH service (or 28 including multiplex versions of the Sky Channels, but excluding simulcast channels and the business channels SkyVenue and the Pub Channel). A "multiplex" of a channel is generally either a time-shifted version of that channel, or a version that is manifestly linked by theme to the principal channel or a version where the content is transmitted at different times. We also simulcast some of the Sky Channels or programming from some of the Sky Channels in high definition or standard definition. A simulcast channel is a simultaneous transmission of programmes on other channels. We currently retail to our DTH subscribers 133 Sky Distributed Channels (including multiplex versions of certain channels) (the "Sky Distributed Channels"). We do not own the Sky Distributed Channels, although we have an equity interest in certain of them. In addition to the Sky Distributed Channels, we currently retail to our DTH subscribers the digital audio services Music Choice and Music Choice Extra, as well as the Sky Box Office service (a pay-per-view service offering movies, sporting events and concerts).

The Sky Channels, and their multiplex versions, as at 30 June 2007, were as follows:

Sky Channel	Multiplex/ Multiplexes	Simulcasts	Channel Genre	Basic/ Premium
Sky Premiere	Sky Prem+1		Movies	Premium
Sky Comedy			Movies	Premium
Sky Action			Movies	Premium
Sky Family			Movies	Premium
Sky Drama			Movies	Premium
Sky SciFi/Horror			Movies	Premium
Sky Classics			Movies	Premium
Sky Modern			Movies	Premium
Sky Indie			Movies	Premium
Sky Movies HD1		Sky Movies SD1	Movies	Premium
Sky Movies HD2		Sky Movies SD2	Movies	Premium
Sky Sports 1		Sky Sports HD1	Sports	Premium
Sky Sports 2		Sky Sports HD2	Sports	Premium
Sky Sports 3			Sports	Premium
Sky Sports Xtra			Sports	Premium
Sky Sports News			Sports	Basic
Sky One		Sky One HD	Entertainment	Basic
Sky Two			Entertainment	Basic
Sky Three			Entertainment	Basic
Sky News			News	Basic
Sky Travel	Sky Travel +1, Sky Trvl Extra		Lifestyle & Culture	Basic
Sky Arts		Sky Arts HD	Lifestyle & Culture	Basic
Sky Travel Shop			Shopping	Basic
Sky Vegas			Gaming	Basic
Sky Poker			Gaming	Basic

We retail "packages" of channels to our DTH subscribers. The way they are packaged offers subscribers a choice of up to six "mixes" of both Sky Basic Channels and Sky Distributed Channels. Each mix contains channels broadly within a specific genre of interest, to which subscribers have the option to add a combination of Sky Premium Channels and Premium Sky Distributed Channels.

We also offer Sky Box Office to all our DTH subscribers. On the DTH platform, the Sky Premium Channels, the Sky Basic Channels (other than Sky News), Sky Box Office, Music Choice, Music Choice Extra and the Sky Distributed Channels are encrypted in order to limit access to paying subscribers only.

Virgin Media (see "Cable distribution – UK" below) carries versions of the Sky Premium Channels (including multiplex channels) on its digital networks (see "Sky Premium Channels" below).

We also broadcast versions of three of the Sky Channels, Sky News, Sky Sports News and Sky Three, unencrypted free-to-air via DTT in the UK as part of the Freeview offering (see "Distribution – DTT Distribution" below). We have announced that we are developing plans to replace these channels with new pay TV channels on the DTT platform which we expect to be launched in early 2008.

We also operate a High Definition TV ("HD") service. The Sky HD channel line up consists of: Sky One HD, Sky Arts HD, National Geographic HD, Discovery HD, The History Channel HD, Sky Box Office HD (two screens), Sky Sports HD (two channels) and Sky Movies HD (two screens).

According to surveys produced by BARB, as of 30 June 2007, an estimated 32% of the estimated 25,400,000 television homes in the UK were equipped with digital satellite reception equipment; 13% subscribed to a cable television or SMATV package (single mast antenna television which is primarily for buildings that receive programming by means of a single satellite antenna connected to a head end and which distributes television signals to individual units in the building by cable); and 38% had digital terrestrial television. The percentage figures given for each means of delivery include homes which receive television services via more than one of such delivery means. According to BARB estimates, during the 52 weeks ended 30 June 2007, the Sky Channels accounted for an estimated 19.3% of viewing of all satellite and cable channels (excluding BBC1, BBC2, ITV1, Channel 4 (and S4C, not Channel 4, in Wales only) and five (collectively the "traditionally analogue terrestrial channels")) in homes that are able to receive those channels in the UK ("Multi-Channel Homes") (or an overall 8.4% viewing share of all channels (including the traditionally analogue terrestrial channels) available within Multi-Channel Homes during the same period).

For the 52 weeks ended 30 June 2007, BARB estimates that 52% of all viewing in UK homes with digital satellite reception equipment ("digital satellite homes") was of channels available via digital satellite other than the traditionally analogue terrestrial channels. BARB estimates that, in the same period, Sky Channels accounted for 26% of multi-channel viewing (i.e. viewing of all channels excluding the traditionally analogue terrestrial channels) in UK digital satellite homes, with an overall 13.4% viewing share across all channels available (including the traditionally analogue terrestrial channels) within UK digital satellite homes.

We hold equity interests in ventures that own 16 (not including time-shifted multiplex versions) of the Sky Distributed Channels (including certain Premium Sky Distributed Channels) which are operated and distributed in the UK, Ireland and the Channel Islands, namely Attheraces, Nickelodeon, Nick Jr., Nick Jr. 2, Nicktoons TV, National Geographic Channel, National Geographic HD, Nat Geo Wild, Chelsea TV, MUTV, Paramount Comedy, Paramount Comedy 2, The History Channel, The History Channel HD, the Biography Channel, and Crime and Investigation Network. We also have a 33.33% equity interest in the venture operating the Sky News Australia Channel, which is based in Australia.

Premium Channels

Sky Premium Channels

Sky Movies Genre channels, Sky Movies Premiere & Sky Movies Premiere +1 and Sky Movies HD 1&2 (plus SD simulcasts)

Sky Movies features 10 channels of different genres divided into two packs:

Pack 1
Sky Movies Comedy
Sky Movies Family
Sky Movies Classics
Sky Movies Modern Greats
Sky Movies SD 1

Pack 2
Sky Movies Action/Thriller
Sky Movies Sci-Fi/Horror
Sky Movies Indie
Sky Movies Drama
Sky Movies SD2

Sky Movies Comedy, Family, Classics, Modern Greats, Action/Thriller and Drama broadcast 24-hours per day, seven days a week. Sky Movies Sci-Fi/Horror and Indie both broadcast 10am - 4am, seven days a week. The channels principally broadcast the output of recent release movies, made-for-television movies and certain library movies (in respect of which we are typically granted exclusive UK and Ireland rights to broadcast during the relevant pay television window) by major Hollywood and independent US and European licensors.

Customers can elect to subscribe to Pack 1, Pack 2 or both packs. Sky DTH and digital cable subscribers subscribing to both packs receive Sky Movies Premiere and Sky Movies Premiere +1 free. Sky Movies Premiere broadcasts 10am – 2am, seven days a week and exclusively shows titles in their first run TV windows (after the pay per view and VoD windows). The movies are recent theatrical releases, made for video and made for TV movies, including foreign film content. Sky Movies Premiere typically broadcasts five new films per week, and two films from the previous week every day for seven days. Sky Movies Premiere +1 is a one hour delayed multiplex of the Premiere channel, broadcast from 11am – 3am.

There are two Sky Movies HD channels dedicated to movies broadcast in high definition: Sky Movies HD1 and Sky Movies HD2. Sky Movies HD1 is available to subscribers to our HD service who also subscribe to Pack 1 and Sky Movies HD2 is available to subscribers to our HD service who also subscribe to Pack 2. Sky Movies HD1 and Sky Movies HD2 are a simulcast of Sky Movies SD1 and Sky Movies SD2 respectively. HD1 (and SD simulcast) broadcasts 11am - 3am and HD2 (and SD simulcast) broadcasts 12pm - 4am, both seven days a week and show similar content to the genre channels in true HD.

As of 30 June 2007 there were 4,459,000 UK and Irish DTH subscribers to Sky Movies.

Sky Sports 1, Sky Sports 2, Sky Sports 3, Sky Sports Xtra, Sky Sports HD1 and Sky Sports HD2

Sky Sports 1 and Sky Sports 2 each provides on average 22 hours of sports programming per day, including live coverage of sports events. As at 30 June 2007, there were 5,050,000 UK and Ireland DTH subscribers to Sky Sports 1 or Sky Sports 2.

Sky Sports 3 currently offers, on average, 18 hours of sports programming each day. It is available without extra charge to DTH and cable subscribers who subscribe to either Sky Sports 1 or Sky Sports 2.

Sky Sports Xtra is available as a stand alone premium channel as well as being provided free as an additional channel to DTH and digital cable subscribers who subscribe to both Sky Sports 1 and Sky Sports 2. Sky Sports Xtra currently offers, on average, 16 hours of sports programming per day.

Sky Sports HD1 and Sky Sports HD2 are available to subscribers to our HD service who subscribe to Sky Sports 1 and Sky Sports 2. The Sky Sports HD channels currently include live coverage of England's domestic Test matches, one day internationals and county matches in cricket, Engage Super League rugby, Guinness Premiership Rugby and a range of live football including matches from the Football Association Premier League ("FAPL"), Coca-Cola Football leagues, Carling Cup, UEFA Champions League, FA Cup and some international games.

Our programming rights for the Sky Sports channels include exclusive live rights to broadcast, in the UK and Ireland, a range of sport including a number of football, rugby union, rugby league, cricket, motor sport, golf, boxing and tennis events. In addition, we purchase rights to broadcast a wide range of additional sports programming on both an ad hoc and longer term basis.

In March 2006 the European Commission rendered legally binding the FAPL's commitment to sell live TV rights in six balanced packages, with no one bidder being allowed to buy all six packages. In May 2006, the Group successfully bid for four of those six available packages (each of 23 games) of exclusive live UK audio visual rights to the FAPL football, and four of the seven packages of live audio-visual rights for broadcast in Ireland, from the beginning of the 2007/08 season to the end of the 2009/10 season. In addition, the Group has "near live long form" rights to 242 games per season of FAPL football in both the UK and Ireland (in the case of the UK, in a joint bid with British Telecommunications plc ("BT")) from the beginning of the 2007/08 season to the end of the 2009/10 season. In July 2006, the Group was also awarded mobile clips rights to FAPL football for the 2007/08 to 2009/10 seasons in both the UK and Ireland. The bid for mobile clips rights in the UK was made by the Group in partnership with News Group Newspapers.

The business, its objectives and its strategy
continued

The Group has broadcast rights to sporting events including: (i) exclusive live rights to Football League matches and the Carling Cup for the 2006/07 to 2008/09 domestic football seasons; (ii) broadcast rights to the UEFA Champions League for the 2006/07 to 2008/09 seasons; (iii) exclusive live rights to England's primary domestic cricket matches and all of England's home test matches and one day internationals for the 2006 to 2009 domestic cricket seasons; (iv) exclusive live rights in English for the International Cricket Tours of India from 2006 to 2010; (v) a number of rugby union matches including autumn international matches, Guinness Premiership matches, England A Team matches from the 2005/06 to 2009/10 seasons; (vi) exclusive live rights to the Heineken Cup and the Challenge Cup for the 2006/07 to 2009/10 seasons; (vii) exclusive rights to all tri-nations rugby union matches between Australia, New Zealand and South Africa, plus all summer tours to these three countries made by England, Scotland, Wales and Ireland and exclusive rights to domestic competitions in those territories, including the Super 14 Tournament and Currie Cup until December 2010; exclusive live rights to the Ryder Cup and the PGA European Tour until 2012 and (ix) rights to the Hickstead Royal International Horse Show until 2010.

Premium subscription channels retailed by Sky

Disney Cinemagic

Under an agreement with The Walt Disney Company Limited, we have the exclusive rights to distribute, via DTH in the UK and Ireland, Disney Cinemagic and its multiplex channel as bonus channels to those of our DTH subscribers receiving both of our Sky Movies channels, and to other DTH subscribers as a stand alone premium channel.

Chelsea TV

Chelsea Digital Media Limited (a company in which we own a 35% equity interest), operates a digital subscription pay television channel dedicated to showing certain programming relating to Chelsea Football Club ("Chelsea TV"). We offer Chelsea TV to our DTH subscribers as a stand alone premium channel.

MUTV

We are party to a joint venture, MUTV Limited, with Manchester United PLC and ITV Productions Limited (each party owning a 33.33% equity interest in MUTV Limited) which operates a digital subscription pay television channel dedicated to showing certain programming relating to Manchester United Football Club ("MUTV"). We offer MUTV to our DTH subscribers as a stand alone premium channel and also act as agent for the distribution of the channel to cable operators in the UK and Ireland.

Music Choice Extra

In addition to Music Choice, which is included in certain of our Basic Packages (see "Basic Channels – Basic Sky Distributed Channels" below), we offer Music Choice Extra, which consists of 30 digital audio channels, to our DTH subscribers as a stand alone premium channel.

Basic Channels

Sky Basic Channels

Sky One is the general entertainment flagship channel of the Sky Channels. It is targeted primarily at a 16-44 age group audience and includes first-run US entertainment programmes and UK-commissioned factual and drama series and is broadcast on a 24-hour per day basis. According to BARB surveys, during the 52 weeks ended 30 June 2007, Sky One was viewed by approximately 33.4% of individuals in all UK television homes and Sky One, Two and/or Three were viewed by approximately 50.1% of individuals in all UK television homes. Sky Two broadcasts a schedule of programming from Sky One's library. Sky Three broadcasts a mixed schedule of programming from Sky One's library as well as original lifestyle commissions and travel documentaries from Sky Travel. Sky One is simulcast in HD, available to subscribers to our HD service and includes a range of Sky One programmes in high definition.

Sky News provides national and international news to viewers in the UK, Ireland and across the globe. The channel is broadcast unencrypted on Astra satellites (see "Satellites" below), and distributed to viewers via cable and satellite networks in Europe, Africa, the Middle East and Asia. It is also currently shown on some cable networks in the UK and Ireland and on DTT as part of the Freeview offering in the UK.

Sky Sports News provides 24-hour national and international sports news coverage. It is currently available to our DTH subscribers and in the UK on DTT as part of the Freeview offering in the UK.

Sky Travel is an entertainment and travel retail business incorporating four channels and a website. The primary channel, Sky Travel, broadcasts entertainment and teleshopping programming and is currently available to our DTH subscribers. Sky Travel programming also features on Sky Three, which currently broadcasts on DTH and on DTT as part of the Freeview offering in the UK. Sky Travel Extra and Sky Travel+1 are multiplexes of Sky Travel and are available on DTH. Viewers of the teleshopping programming on Sky Travel Shop on DTH and users of the skytravel.co.uk website are able to purchase a wide range of flights, hotels and holiday packages by the telephone or internet.

Sky Vegas and Sky Poker are interactive television channels which currently broadcast on a 24-hour a day basis and are currently available to our DTH subscribers.

Sky Arts broadcasts arts oriented programming, including classical music, opera, literature, theatre, cinema and dance. It is currently available to our DTH subscribers. Some programmes on Sky Arts are simulcast in HD, available to all subscribers to our HD service.

Basic Sky Distributed Channels

Our agreements with the owners of the Sky Distributed Channels typically grant us the exclusive right to offer these channels to residential DTH subscribers in the UK and Ireland.

The owners of the Sky Distributed Channels generally sell their own advertising time on their channels, although we act as an advertising sales agent for certain of these channels (see "Advertising" below).

Pay-per-view

Our Sky Box Office service currently offers our DTH subscribers over 50 screens of television premieres of movies and occasional live sports and other special events on a pay-per-view basis. We have acquired certain exclusive DTH rights from Hollywood and independent distributors, which enable us to show their movies on Sky Box Office. Sky Box Office HD offers at least 10 movies each week in high definition on a pay-per-view basis. We also offer seven screens of adult movies, between 10.00 pm and 6.00 am, to our DTH subscribers via our "18 Plus Movies" service.

Sky Anytime on TV

In March 2007, the Group launched Sky Anytime on TV, an on-demand service that provides access to selected programmes that are added to the service overnight with approximately 30 hours of content available at any one time. Viewers have seven days to watch programmes or store them on their Sky+ planner (see description of Sky+ in "DTH Distribution" below) as newer programmes are added and older programmes are deleted. Sky Anytime on TV uses additional storage capacity on the set-top-boxes to automatically store selected programmes for viewing on-demand and the customer's personal recording capacity remains unaffected. Sky Anytime on TV is available to all Sky HD customers and customers with the latest generation of Sky+ set-top-boxes at no extra charge in accordance with their subscriptions (for example, customers who subscribe for the Sky Movies channels will have access to certain Sky Movies programming on Sky Anytime on TV at no extra charge).

Sky News Radio

In July 2007, the Group (as part of a consortium) was awarded a 12 year licence to operate the UK's second largest national commercial DAB multiplex. Following the award the Group announced its intention to launch a dedicated 24-hour news radio channel and associated multimedia services such as text and data services.

Distribution

We distribute our programming services directly to DTH subscribers through the packages described above. Cable subscribers, by contrast, contract with cable operators, which in turn acquire the rights to distribute certain of the Sky Channels from us, which they combine with other channels from third parties and distribute to their subscribers. Since 28 February 2007, Virgin Media has not carried certain of the Sky Channels over its cable networks (see "Cable distribution - UK" below). DTT viewers must have either an integrated digital television set or an appropriate set-top box (see "Competition – Digital Terrestrial Television – Top Up TV" below).

As at 30 June (In thousands)[1]	2007	2006
Distribution of Sky Channels		
DTH homes	8,582	8,176
Cable homes	1,259	3,898
Total Sky pay homes	9,841	12,074
DTT homes[2]	9,811	7,326

(1) Each of the above figures includes homes that receive Sky Channels via more than one means of distribution.

(2) The number in respect of DTT homes consists of BARB's estimate of the number of homes in the UK with access to the Freeview offering some of which will subscribe to Top Up TV.

DTH distribution

During fiscal 2007, there were 1,446,000 new subscribers to Sky digital, whilst DTH churn in that same period was 1,040,000 subscribers, resulting in a net 406,000 increase in our DTH subscriber base for the fiscal year. DTH churn in total was 12.4% in fiscal 2007 (2006: 11.1%). We define DTH churn as the number of DTH subscribers over a given period who terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription). In fiscal 2007, we derived £3,406 million (75%) of our revenue from DTH subscription revenue (2006: £3,157 million (76%)).

As at 30 June 2007, we had a total of 8,582,000 DTH subscribers, with over 70% of subscribers taking a combination of Sky Basic Channels and at least one Sky Premium Channel as well as Sky Distributed Channels.

The price (inclusive of VAT, where applicable) to a residential DTH subscriber in the UK and Ireland of our basic package containing the largest number of basic channels (known as the "Entertainment Pack") is currently £21 and €30.50 per month respectively. The range of prices (inclusive of VAT, where applicable) to a DTH subscriber in the UK and Ireland of taking the Entertainment Pack with Sky Premium Channels (which varies depending upon the number of Sky Premium Channels taken) is currently £32 to £43.50, and €46.50 to €66 respectively.

The prices (inclusive of VAT, where applicable) to a residential DTH subscriber in the UK and Ireland of our pre 1 September 2006 basic package containing the largest number of basic channels (known as the "Family Pack") are currently £21 and €30.50 respectively (having ranged between £18.50 and £21, and €26.99 and €30.50, respectively, since the beginning of fiscal 2005). The range of prices (inclusive of VAT, where applicable) to a DTH subscriber of taking Sky Premium Channels with the Family Pack (which varies depending upon the number of Sky Premium Channels taken) in the UK and Ireland are currently £32 to £43.50, and €46.50 to €66, respectively (having increased in stages from £27 to £38, and €42 to €60, respectively at the beginning of fiscal 2005).

In the third quarter of fiscal 2007 we launched our "See, Speak, Surf" advertising campaign ("See, Speak, Surf"). See, Speak, Surf is a combined Sky TV, Sky Talk (see "Sky Talk" below) and Sky Broadband (see "Sky Broadband" below) offering at a price range of £15 to £58.50 a month.

We also offer a number of our services, including Sky+ and Sky HD, to commercial DTH subscribers in the UK and Ireland under a range of contracts. The types of contract, and the channels, which are available to any particular commercial subscriber depend primarily upon the type of business premises within which such subscribers wish to show our services. Our commercial DTH subscribers include offices, retail outlets, hotels, pubs and clubs. Commercial DTH subscribers also include those commercial subscribers that operate a SMATV system (for example, in a hotel or office). Each such operator is considered as one commercial DTH subscriber, rather than a number of cable subscribers equal to the number of individual units to which the television signal is distributed. As at 30 June 2007, there were approximately 45,000 subscribers to our commercial DTH services in the UK and Ireland (including approximately 5,000 commercial DTH subscribers operating a SMATV system).

The majority of our UK DTH commercial customers are subscribers under our pubs and clubs subscription agreement. Under that agreement, the subscription prices range from £88 to £2,510 per month (exclusive of VAT). In Ireland, prices to pubs and clubs subscribers range from €240 to €596 per month (exclusive of VAT).

Digital satellite reception equipment

UK

In order to receive our DTH service, subscribers are required to have a digital satellite system which includes a satellite dish and LNB (low noise block converter), a digital satellite receiver ("set-top box"), a smart card (see "Technology and Infrastructure" below) and a remote control. We have worked with a number of manufacturers and continue to work closely with selected manufacturers to manufacture digital satellite receivers based upon our specifications.

Standard installation for all new DTH subscribers taking the free standard set-top box offer during fiscal 2007 was free, whereas non-DTH subscribers taking up the free Digibox satellite receiver offer (which is different from purchasing our freesat proposition, see "Distribution – Free-to-view Satellite Proposition" below) during fiscal 2007 were, and currently are, charged £120 for standard installation.

The services received by a non-subscriber taking up the free Digibox offer depend upon the number of unencrypted services and free encrypted services available on the Astra and Eutelsat satellite systems, and also upon whether the non-subscriber receives encrypted channels from third party broadcasters on a subscription or pay-per-view basis.

We also offer our DTH subscribers and non-Sky DTH subscribers the opportunity to purchase up to seven extra Digibox receivers or three Sky+ boxes for use at the same residence as their original set-top box, which enables them to watch different satellite programmes in different rooms at the same time using just one satellite dish. As well as the cost of the extra set-top box (which for Sky digital subscribers is currently £49 for a digibox receiver, £99 for a Sky+ box and £299 for Sky HD box) a monthly Multiroom subscription charge of £10 is also payable for each additional subscription purchased. With each additional subscription the subscriber is able to obtain all the channels included in his or her main Sky digital subscription package for one extra set-top box.

During fiscal 2007, we have continued to offer Sky+, a set-top box that we have developed which contains two satellite tuners and an integrated PVR allowing programming to be recorded directly on to a hard-disk contained within the box. This enables DTH subscribers to watch one live satellite programme (or a previously recorded programme) while simultaneously recording another or to simultaneously record two programmes, to pause or rewind live television and to record automatically some series of programmes. Sky digital subscribers paid a one-off fee for the Sky+ box, which is currently £99. Sky digital subscribers also paid a monthly Sky+ subscription fee to use the Sky+ recording features unless a subscriber subscribed to two or more Sky Premium Channels in which case no additional monthly subscription fee was charged.

We launched our HD service in May 2006. A television programme broadcast in HD has approximately four times as much picture information as programmes shown in standard definition. This service is available to customers who take a HD PVR (a HD version of the Sky+ PVR), a HD subscription and the relevant Sky digital subscription. This HD PVR is capable of decoding and showing both standard definition channels and channels in the HD format, as well as having standard Sky+ features and providing access to our existing services. Subscribers pay a one off fee of £299 for the HD PVR (provided that such subscribers also take a Sky+ subscription, otherwise the cost is £399) and a monthly subscription fee of £10 for the HD service (in addition to the subscription fee for the package of channels taken and the subscription fee (if applicable) to use the Sky+ recording features).

The business, its objectives and its strategy
continued

Both digital satellite reception equipment and subscriptions to our DTH services are offered by us directly and through a variety of retailers. We also provide installation and equipment repair services. In fiscal 2007, 1.3 million digital satellite reception systems were installed in the UK by or on behalf of one of our subsidiaries (2006: 1.0 million).

In addition to our digital transmission and uplink facilities, we have developed (in conjunction with others on a commissioned or licensed basis) a digital conditional access system, customer management systems, EPG and navigation technology, as well as applications and online return path infrastructure to permit us to offer interactive television services.

Ireland
In Ireland, both satellite equipment and subscriptions to our DTH services are offered directly by us and through a large number of Irish retailers. Some of the channels offered in Ireland differ from those offered in the UK.

At 30 June 2007, there were approximately 497,000 DTH subscribers to our services in Ireland (2006: 427,000).

Sky Active
We offer our viewers enhanced and interactive services. We offer enhanced broadcast applications behind a number of Sky Channels, including Sky Movies Active (behind our movie channels), Sky Sports Active (behind our sports channels), Sky News Active (behind Sky News) and the interactive betting service available behind Sky Poker and Sky Vegas. We offer interactive services which can be accessed whilst the programming on the channel to which the interactive service relates stays in view.

We provide an interactive television platform for the development and delivery of interactive television services by means of either stand-alone portals (including the Sky Active portal) or in conjunction with certain broadcast channels. Such interactive services include retail, betting, customer services, interactive advertising, games, competitions, voting, and quizzes.

Sky Active is currently offered at no additional charge to all of our DTH subscribers and each viewer's telephone line is the return path for these interactive services via a modem in the set-top box.

Third party channels (and third party stand-alone interactive portals such as QVC, PlayJam, Teletext Holidays, Ladbrokes, Directgov, and NHS Direct Interactive) make use of the interactive potential of the digital DTH platform. Third party broadcasters such as the BBC, ITV, Channel 4, five, Nickelodeon, and the Disney Channel have launched interactive services on our DTH platform. Third party channels may offer such interactivity in conjunction with Sky Active or provide their interactive services independently, including making use of competing interactive infrastructures connected to our DTH platform.

Sky Bet
The Group offers a range of betting and gaming services under the "Sky Bet", "Sky Poker" and "Sky Vegas" brands in relation to which the Group acts as bookmaker and operator. The Sky Bet fixed odds sports betting service is available across multiple platforms, including by means of Sky set-top boxes (including Sky+ PVRs), by telephone and on the internet. An online casino, licensed in Alderney in the Channel Islands, is offered by us on the internet. Sky Poker launched in February 2007 on DTH Channel 846. Customers can participate through their set-top boxes or through the internet (at www.skypoker.com) or can watch the show on channel 846. Sky Bet also continues to develop a range of popular games products offered under its Alderney licence on the DTH platform, through both the Sky Vegas 24/7 games service and Sky Vegas interactive. In fiscal 2007, we derived £47 million of Sky Bet revenue (encompassing betting and gaming) (2006: £37 million). The gambling business received certification from Gambling charity Gamcare in 2006 that it has put in place stringent social responsibility measures for the protection of minors and other vulnerable people. We take active measures to prevent persons resident in the US participating in our internet gaming and betting services. Such measures include geo-blocking software and credit card checks. Sky Bet applied to the UK Gambling Commission in April 2007 for a remote betting licence under the Gambling Act 2005, which will come into force in September 2007.

On 23 January 2007, the Group completed its acquisition of 365 Media Group plc ("365 Media"). The total consideration for the acquisition was £105 million. 365 Media is an operator of sports and gaming websites. The customers of the 365 Media websites totalbet.com and ukbetting.com were migrated to Sky Bet in June 2007.

Digital subscriber line ("DSL") and other fixed line distribution
Sky Anytime on PC
Sky Anytime on PC is a PC-application that provides access to Sky Sports, Sky Movies, Sky One and Sky Arts programming. Available Sky Sports content includes match highlights, interviews, programme clips and Sky Sports News bulletins. The Sky Movies service is an 'on-demand' service that provides a choice of titles from Hollywood and independent distributors and enables customers to legally download films in their first run pay TV window library and made-for-television films available in the pay TV licence period, as well as more recent titles in their pay-per-view window, to a PC registered in the customer's home. The Sky One service offers current and previous episodes of series associated with the channel (such as Lost and 24), and the Sky Arts service offers current flagship shows.

DTH subscribers who subscribe to Sports Mix (therefore receiving both Sky Sports 1 and Sky Sports 2) are able to access the Sky Sports content at no additional cost. All others (including non-DTH customers) are able to subscribe to the Sky Sports service for a monthly subscription. DTH subscribers who subscribe to Movies Mix (therefore receiving both Sky Movies Pack 1 and Sky Movies Pack 2) are able to access the Sky Movies content on either a pay per view basis (for titles in their pay-per-view window) or without any additional charges above their Sky subscription. DTH subscribers who subscribe to Variety Mix (therefore receiving Sky One) are eligible to buy the Sky One content on a pay per view (rental) or electronic sell through (sale through the internet) ("EST") basis. DTH subscribers who subscribe to the Style and Culture Mix (therefore receiving Sky Arts) are eligible to access the Sky Arts content without additional charge. All users require broadband internet access, whether provided by Sky or not.

Sky By Wire
"Sky By Wire" refers to television services retailed directly by us over the fixed line networks of other operators. The first such Sky By Wire offering was made available in August 2004 when we began offering subscriptions to certain of the Sky Channels to households connected to the HomeChoice platform. We now have Sky By Wire offerings available via a number of other platforms in the UK (PointOne Digital Limited) and Ireland (Magnet Networks Limited, Smart Telecom, Broadworks Communications and SCTV Digital).

In August 2006 Video Networks Ltd ("VNL"), the operator of the HomeChoice platform was acquired by Tiscali UK Ltd ("Tiscali"). The HomeChoice platform was subsequently re-branded as Tiscali TV on 1 March 2007. Tiscali distributes pay television and broadband access services via a DSL platform that it has established in Greater London and Stevenage and has announced plans to roll the Tiscali TV service out across its whole unbundled local loop network by the end of 2008.

Under an agreement with VNL, we have access to the Tiscali TV platform to enable us to retail certain of the Sky Premium Channels to customers who already subscribe to Tiscali's services. In addition, Tiscali provides us with certain customer management, billing and sales agency services in respect of our subscribers receiving Sky Premium Channels via their platform. In return for these services, we pay Tiscali a fixed monthly fee per subscriber who subscribes to a Sky Premium Channel on the Tiscali platform. In June 2007 the Group concluded a deal with Tiscali to supply the Sky Basic Channels for retransmission to Tiscali's DSL subscribers.

Easynet
The Group completed its acquisition of Easynet Group plc (now Easynet Group Limited ("Easynet")) in fiscal 2006. Founded in 1994, Easynet is a pan-European networking company, providing customers with IP based wide area network solutions. The Easynet network covers eight countries (UK, Spain, France, Germany, the Netherlands, Belgium, Italy and Switzerland) enabling companies to connect their European sites to a high quality, secure and reliable Multi-protocol Label Switching ("MPLS") network. Easynet offers a portfolio of IP services including national and cross border IP virtual private networks ("VPN"), internet connectivity, carrier services, hosting and co-location in purpose built data centre facilities, and security solutions.

In the UK, Easynet engages in local loop unbundling ("LLU"), which involves placing equipment in BT exchanges enabling the Group to offer differentiated services to businesses, consumers and wholesale to other providers. As at 30 June 2007, the Group (through its acquisition of Easynet and LLU that has been carried out by the Group since that acquisition) had 1,150 exchanges.

Sky Broadband

We launched Sky Broadband, our broadband internet access service in July 2006. The service is available to all of our DTH subscribers in the UK.

For DTH subscribers covered by our broadband network, three different broadband products are available: Sky Broadband Base; Sky Broadband Mid; and Sky Broadband Max. Sky Broadband Base is free (although subscribers have to pay a one off £40 connection fee) with download speeds of up to 2Mb/s and 2GB monthly usage. Sky Broadband Mid costs £5 per month (in addition to a one off £20 connection fee) and offers download speeds of up to 8Mb/s and 40GB monthly usage. Sky Broadband Max costs £10 per month (with no connection fee) and offers download speeds of up to 16Mb/s and unlimited monthly usage.

As at 30 June 2007, our broadband network covered approximately 70% of UK households.

We also offer Sky Broadband Connect to our DTH subscribers in the UK who are not within the coverage area of the Sky Broadband network. Sky Broadband Connect offers an equivalent service to Sky Broadband Mid and costs £17 per month (in addition to a one off £40 connection fee). Sky Broadband Connect customers will be offered Sky Broadband Base, Sky Broadband Mid or Sky Broadband Max if and when their area becomes included within the Sky Broadband coverage area.

Sky Talk

Sky Talk is a telephony service available to all of Sky's DTH subscribers in the UK. Sky Talk Freetime offers subscribers free (up to one hour per call) UK evening and weekend calls and Sky Talk Unlimited offers subscribers unlimited UK evening and weekend calls (up to one hour per call) and unlimited calls to certain international destinations for £5 a month.

In July 2007 the Group announced its plan to launch "Sky Talk Line Rental", an opportunity for subscribers to take their telephony line rental directly from Sky in October 2007.

Online

We own and operate a number of established websites including sky.com, skysports.com and sky.com/news.

Sky's online strategy is to develop a full-service online portal. In December 2006, we entered into an alliance with Google to deploy Google's suite of search, advertising, communications and video services for our broadband platform.

Mobile networks

Sky Anytime on Mobile and Sky Mobile TV

Sky Anytime on Mobile is a mobile phone application that provides access to Sky Sports, Sky News, Sky One and Sky Movies mobile content (alerts, live scores, news, statistics and video clips). It is available at no extra cost to Sky World, Sky Sports World, and Sky Movies World subscribers and Sky Bet customers who can use the application to place bets and manage their Sky Bet accounts. The application is available across all mobile networks to customers with a compatible handset with mobile internet access via GPRS or third generation cellular telephone systems ("3G").

In addition, Sky Anytime on Mobile customers on most networks and with a compatible hand set, can subscribe to "Sky Mobile TV". Sky Mobile TV offers over 23 channels streamed direct to the subscriber's mobile phone. Three packages are available and each costs £5 per month.

Cable distribution

UK

The combined cable operator businesses previously operated by Telewest Global, Inc ("Telewest") and NTL Incorporated ("ntl") were relaunched under a common brand, Virgin Media, on 8 February 2007. The merged entity was renamed as Virgin Media Inc. ("Virgin Media"). Virgin Media also operates the Virgin Mobile business in the UK and has entered into an exclusive licence agreement with Virgin Enterprises Limited for the use of the Virgin brand for its consumer business.

The Virgin Media re-brand coincided with the harmonisation of the television offering across the legacy cable systems of ntl and Telewest. Virgin Media continues to provide both analogue and digital cable services across its cable systems and accounts for a substantial proportion of our wholesale revenue, which is revenue derived from the supply of Sky Channels to UK and Irish cable platforms. On 28 February 2007, our agreements with Virgin Media for the distribution of our basic channels on the legacy cable systems of ntl (all of the Sky Basic Channels other than Sky Arts, Sky Travel+1, Sky Travel Shop and the Sky Vegas channels) and Telewest (Sky One, Sky News and Sky Sports News only) expired and we have been unable to conclude any replacement agreement for the carriage of any of our basic channels on Virgin Media's platform and, therefore, the Sky Basic Channels are currently not distributed to Virgin Media's cable customers. On 12 April 2007, Virgin Media commenced legal proceedings in the High Court against Sky in relation, amongst other things, to the supply of the Sky Basic Channels to Virgin Media (see "Government Regulation – UK competition rules" below). In fiscal 2007, we derived £208 million in subscription fees from cable operators (2006: £224 million). We estimate that, as of 30 June 2007, Virgin Media subscribers represented approximately 99% of all cable television subscribers in the UK (measured by reference to total cable subscribers, as reported to us by the cable operators). Virgin Media continues to carry versions of Sky Premium Channels on its digital networks (and Sky Sports 1 and Sky Sports 2 on its analogue network).

Primarily due to the cessation of carriage of our basic channels on the Virgin Media platform, our UK cable subscribers decreased from a total of 3,294,000 subscribers as at 30 June 2006 to 666,000 subscribers as at 30 June 2007 (including broadband, narrowband and SMATV subscribers). Previously all but a very small proportion of such cable subscribers would have taken some programming from us.

Cable operators pay us a monthly per subscriber fee per channel in respect of their subscribers to the Sky Basic Channels and a monthly per subscriber fee per channel package for the Sky Premium Channels. Like the previous rate cards setting out our wholesale prices, the current rate card allows cable operators to offer their subscribers any choice or combination of the Sky Premium Channels. The Sky Basic Channels are not included in our current wholesale rate card and we negotiate separate commercial arrangements with each cable operator for the carriage of these channels.

We have agreed new long term contracts with Smallworld, Newtel and Wightcable for their distribution of all of our basic standard definition channels. These three regional cable operators operate the only other major pay TV cable services outside the Virgin Media network, covering the Borders region, Jersey and the Isle of Wight respectively.

Virgin Media currently carries versions of Sky Premium Channels on its digital networks (both former ntl networks and former Telewest networks). Only Sky Sports 1 and Sky Sports 2 are now distributed to Virgin Media's remaining analogue cable subscribers.

In addition, various of the Sky Channels are distributed on a number of narrowband cable networks. These are generally smaller cable operators that have limited channel capacity (when compared with digital satellite or digital cable) and accordingly do not generally carry all of the Sky Channels.

Ireland

In Ireland, cable subscriber fees for the Sky Premium Channels are charged on a per subscriber per channel package basis. The level of prices charged to cable operators for most Sky Channels is lower than in the UK.

At 30 June 2007, there were approximately 593,000 (2006: 604,000) cable subscribers (including SMATV) to our programming in Ireland. We currently have arrangements in place with ntl Ireland and Chorus, previously the two leading Irish cable operators but which were brought under the common ownership of Liberty Global Inc.
in December 2005, for the re-transmission of certain of the Sky Channels to their subscribers. Both ntl Ireland and Chorus have launched digital cable services in Ireland.

DTT distribution

We broadcast versions of three of our channels, Sky News, Sky Sports News and Sky Three (formerly Sky Travel), unencrypted free-to-air via DTT in the UK. These channels are broadcast on a DTT multiplex for which the licence is held by National Grid Wireless (which owns and operates shared wireless communications and broadcast infrastructure).

The business, its objectives and its strategy
continued

The channels broadcast via DTT by us, together with a number of other channels broadcast free-to-air via DTT by other broadcasters, are marketed to consumers under the generic brand "Freeview". We have announced that we are developing plans to replace these three channels with new pay TV channels on the DTT platform which we expect to be launched in early 2008. An application to Ofcom to amend our Digital Television programme services licence ("DPS") to enable us to launch these new pay TV channels on the DTT platform was submitted in April 2007. Ofcom has indicated that it expects to conclude a, consultation in relation to this application early next year (see "Government regulation – Broadcasting Act licences" below).

Free-to-view satellite proposition
We offer purchasers a freesat proposition with access to over 270 free-to-view television and radio channels (including regional variants) and interactive services, without a monthly subscription fee. Consumers can purchase a package of digital satellite reception equipment, including a digital satellite viewing card and standard installation, for £150. The free-to-view channels on DTH include Sky News, and a range of television and radio channels provided by the BBC and ITV. Access to the encrypted signals of Sky Three, Channel 4 and five is available as a result of the provision of a digital satellite viewing card, which we provide as part of the package. The purchasers of this proposition are not obliged to subscribe to our pay television service; however, the proposition offers an easy upgrade path to our DTH pay television service.

Emerging forms of distribution
We are also evaluating various other possible new means of distributing our services other than by DTH, cable, DSL and DTT, such as wireless broadband using Wimax or other similar technologies, mobile TV using technologies such as Digital Video Broadcasting for Handhelds ("DVB-H"), MediaFLO by Qualcomm, the internet, IP Wireless/TDtv, General Packet Radio Service ("GPRS") and UMTS (3G mobile telephony).

We also participate actively in the Digital Video Broadcasting ("DVB") standardisation group both in the various working groups and at the level of the DVB's Steering Board, which gives us early exposure to other emerging technologies.

Seasonality
New subscriptions to our channels have tended to be highest in the second quarter of our fiscal year, the pre-Christmas period. As a result, our marketing costs have tended to be highest in the second quarter of each fiscal year. There can be no assurance that these trends will continue in the future.

Marketing
The principal types of marketing used by us to promote our products and services are press (including both national and regional newspapers and magazines), media inserts, door drops, direct mailings, outdoor activity (such as billboards and bus backs), on-air advertising on both national and regional radio and television channels (on both promotional and commercial airtime), outbound calling, on-line advertising on both third party websites and on sky.com, advertising in our customer magazine, point of sale advertising in retail outlets which sell our products and services and Sky retail stores.

Advertising
In fiscal 2007, we derived £352 million of our revenue from advertising sales revenue (2006: £342 million).

We sell advertising for all of the 25 Sky Channels (as well as for their multiplexes) around all programmes that are broadcast on these channels, irrespective of whether the programming was produced in-house or licensed from a third party. We also act as the advertising sales agent for certain third party channels. We sell advertising time across all of the Sky Channels, and tailor distribution according to the target audience an advertiser is trying to reach.

According to BARB estimates, across all UK Multi-Channel Homes, our average share (for all of the Sky Channels) of commercial audiences (excluding those of the BBC) for fiscal 2007 was 12.05%, a decrease from 13.7% at the end of the previous fiscal year. Our subscribers' households tend to be younger and more affluent than the average UK household and tend to over-represent the 16-34 year old, ABC1 (i.e. upmarket) and male demographic profiles sought by many advertisers.

Sponsorship
In fiscal 2007, we derived £34 million of revenue from sponsorship (2006: £28 million), which is included in advertising sales revenue.

We acquire programme sponsors for the Sky Channels and work alongside the sales teams of partner channels (such as National Geographic Channel, Discovery Channel, The History Channel and Hallmark) to help secure broadcast sponsors for their channels.

Programme sponsorship is defined as either "title" sponsorship (e.g. "Ford Super Sunday" or "Gillette Soccer Saturday") or "in association" sponsorships (e.g. "24/Nissan").

We outperform the television sponsorship sector delivering approximately 7% of total revenue from sponsorship against an industry average of approximately 4%.

Competition
Introduction
Sky is a channel provider, a distributor of television services and a DTH (satellite) platform service provider. Sky also offers broadband and telephony services to its DTH customers, as well as a range of other services including variants of VoD, games via both interactive TV and the internet, and gambling services via TV, telephone and the internet.

In recent years, large parts of telecoms network infrastructure have been upgraded from circuit-switched networks to packet-switched ("IP") networks. These IP networks are able to carry video content in addition to voice and other data and, together with the digitalization of content, have facilitated a convergence between media and telecoms companies.

This technical convergence has also increased the propensity for companies to offer a bundle of services to customers (typically, a "triple play" of broadband access, telephony and video content) as they seek to make efficient use of their networks.

Sky competes with a number of communications and entertainment companies to secure a supply of content, for audiences for that content, for advertising sales and for customers to its content distribution, broadband and telephony services. This competitive set is summarized below under the following headings:

- competition from other video distributors and video distribution channels;
- competition from broadband and telephony (fixed and mobile) providers; and
- competition from linear television channels.
- competition from other advertisers

Competition from other video distributors and video distribution channels
Pay services
Cable Services
Cable operators compete with Sky as an alternative service to DTH distribution.

In the UK, the principal cable operator is now Virgin Media, which was formed as a result of the merger of ntl and Telewest. Virgin Media provides both analogue and digital cable television services in the UK. In Ireland cable television services are provided principally by UPC Broadband (a division of Liberty Global Inc.) via its Chorus and ntl Ireland subsidiaries. These offer both analogue and digital cable and multipoint microwave distribution system ("MMDS") television services in Ireland.

There are areas in the UK and Ireland where it may not be economically feasible to offer cable television services, including some rural areas. Equally, there are also certain areas in the UK and Ireland, such as conservation areas, where, due to planning and local regulations, DTH satellite equipment may not be installed. According to Ofcom, cable networks currently cover approximately 50% of UK homes, whilst, according to the Commission for Communications Regulation ("ComReg") (the national communications regulatory authority in Ireland), cable and MMDS services cover nearly 80% of Irish homes. Approximately 13% of UK homes currently subscribe to a cable television service, whilst approximately 40% of Irish homes currently subscribe to cable and MMDS television services.

In January 2005, ntl and Telewest launched VoD services in the UK. This VoD service has now been rolled out to all of Virgin Media's digital TV subscribers. The Virgin Media VoD services include movie and television programme content and provide viewers with pause and rewind functionality. Digital cable subscribers to whom the services are available do not need to upgrade their equipment to receive the services. Virgin Media also offers "V+", a HD PVR set-top box which enables its customers to record programming and watch HD content on the Virgin Media platform.

DSL - Television services from access providers
Broadband-enabled telephone lines, principally using DSL technology, are being used to deliver video content to consumers. This includes content delivered on an "on-demand" basis (for example, via the internet) and, to a lesser extent, broadcast content. It also includes delivery of content to consumers' PCs, and to their television sets, via compatible set-top boxes.

The increase in the average speed of internet connections and the emergence of new codecs such as MPEG-4 and WM9 means that consumers can increasingly download video over the internet. Additionally, the use of peer-to-peer technology for both legitimate and illegitimate video downloading is growing in popularity.

DSL services have grown significantly in the UK in the recent past, both in terms of the number of providers, and the number of users. According to British Telecom plc ("BT"), as at 31 March 2007, there were 10.7 million subscribers to DSL services in the UK. However, only a very limited number of these subscribers currently use these services for digital television. Whilst consumer broadband DSL access remains principally focused on the provision of internet access, several operators have developed the capacity to deliver digital television via DSL lines.

Two operators have developed the capability to deliver linear television channels via their DSL networks to homes: Kingston Communications in Kingston-upon-Hull (which closed its TV service in April 2006) and Tiscali (through the acquisition of Video Networks Ltd ("VNL") in August 2006) in parts of London and Stevenage (although it intends to extend the availability of its service throughout 2007 and 2008).

Tiscali's service was re-branded in March 2007 (previously branded as HomeChoice) and offers access to a range of broadcast channels and video-on-demand content, including movies packaged together with broadband internet access. According to Ofcom, as at November 2006, 43,000 television homes in the UK were viewing television via a DSL platform.

Several other operators have or are developing the capability to combine linear television channels delivered over the DTT platform and "on-demand" video services (including paid for "on-demand" video services) delivered via a DSL connection. The principal operator with services currently available is BT, which launched its service (BT Vision) in December 2006. BT's service also incorporates PVR functionality and VoD services. Several other broadband providers have also stated they plan to introduce services that similarly combine DTT and DSL delivered services including Virgin Media (outside of areas where customers can receive its cable television services).

DSL - Television services from content producers/aggregators
There are also a number of established and emerging broadcasters offering video content to consumers via the internet whose websites/services are accessible from the UK.

Terrestrial broadcasters are making a selection of their programming available for download or streaming it via their websites, using a mixture of pay and free-to-air business models. Channel 4 has launched a PC-based download service called 4oD, which currently offers much of its original programming for free, but charges a fee per download for episodes of its acquired series. Downloaded episodes are available to watch on the user's PC for 48 hours. It also distributes content supplied by the National Geographic channel via this service. The BBC intends to offer a large selection of TV and radio content for free through a PC-based application called iPlayer that is due to launch later this year. ITV offers a streaming service for a limited amount of its content via its website, but has plans to expand this significantly.

There are also a number of new operators offering a TV-like experience online. Joost is available as an expanded beta test to users in the UK and offers content for free. Babelgum has also launched offering video content for free online. Currently, there is only a limited amount of content available on these services in the UK, but we note that Joost in particular has been successful in securing content rights for distribution in other territories.

There are also a number of operators offering video content over the internet, such as YouTube, which compete for consumers' leisure time.

DTT
Top Up TV (which launched in March 2004) offers a pay television service via DTT. Top Up TV recently changed its business model from the provision of pay linear television channels delivered via DTT into a VoD service with content downloaded using DTT capacity to the set-top box where it is stored on a hard disk and made available for viewing. Following the change, customers must now purchase a new Top Up TV set-top box, available since October 2006, to receive the service. The customer can use the box as a PVR. The set-top box also features conditional access technology allowing customers to subscribe to pay linear television channels available on DTT, for example, a Setanta Sports channel, which is also available through BT Vision set-top boxes.

Other DTH pay TV providers
Partly as a result of Sky's regulatory obligations to offer conditional access services, the digital satellite platform is an open platform and there are alternative subscription retail packages on that platform available from retailers other than Sky. Sky competes with these alternative subscription retail packages (which includes the Setanta Sports package and the Zee TV and Playboy packages) for subscription revenue.

DVDs
DVD sales and rentals, which have largely replaced sales of video cassettes, have performed well in the UK. In addition to offering consumers an alternative source of programming to terrestrial, cable and satellite television, the DVD window for new movies generally starts before both the pay television window and the pay-per-view or VoD television window. This window, which has been brought forward by some studios in recent years, can start as soon as three months following a movie's UK cinema release. Currently, the pay-per-view television/VoD window generally commences two to three months later. Sky has, to date, been able to develop a significant customer base for its pay-per-view services and movie channels, notwithstanding competition from the DVD industry. However, such services will come under increasing pressure as EST and VoD offerings continue to become more widely available.

Free to air services
As a result of the availability of free-to-air television channels some consumers choose to take free-to-air services in preference to a pay television service. Currently in the UK the principal sources of broadcast free-to-air television services are: analogue television services, DTT and Sky's freesat proposition. A competing freesat proposition from the BBC and ITV is expected to launch early in 2008.

"Freeview"
In the UK, free-to-air channels on the DTT platform are marketed under the "Freeview" brand. There are over 50 TV channels available nationally as part of this offering, although this varies from region to region, and over 20 radio channels. There are also several television channels available on a regional basis within the UK.

Freeview services are currently able to be received by around 75% of UK homes. It is anticipated that this will increase to around 98% of homes by 2012 as the process of discontinuing analogue television broadcasting progressively in different regions of the UK is completed ("digital switchover"). Digital switchover will release radio spectrum currently used to broadcast analogue television services, which could be used for a number of purposes; for example, to expand the number of channels carried on the DTT platform, be allocated to allow the broadcast of HD services on the DTT platform, increase the spectrum available for mobile telephony, or be used for a mobile television service.

In March 2007, Digital UK (the organisation leading digital switchover) announced that Whitehaven and the surrounding area would be the first area within the UK to have the signal for analogue terrestrial television switched off in November 2007. The target for full digital switchover is 2012, with a phased switchover taking place from 2008 following the Whitehaven digital switchover.

In order to receive Freeview services consumers purchase either a set-top box, which is relatively inexpensive, or a television set with a built in digital tuner (an "Integrated Digital TV", or "IDTV"). Customers also have to ensure that they have a suitable aerial to receive the signals (it is estimated that an aerial upgrade costs £150 on average).

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In addition, in May 2007, the consortium behind the Freeview brand launched a separate brand called "Freeview Playback" which certain suppliers are able to use to market DTT PVRs. Players which meet specific quality and functionality criteria will be able to use the Freeview Playback logo for marketing purposes.

Take-up of Freeview services has grown quickly since its launch in October 2002. On 20 June 2007 Ofcom announced that, at 31 March 2007, 11.7 million homes were viewing TV on at least one Freeview device and Freeview was on the main set in 8.4 million UK homes.

There is currently no DTT service in Ireland. In 2004, the Irish Government commenced an evaluation of the options for the roll-out of a DTT network in Ireland. The first phase of the pilot commenced in August 2006 testing the stability of the network. In March 2007, the second phase of the DTT pilot was announced with plans to extend the DTT service in Ireland to 1,000 homes across the east coast of Ireland. Each trial participant will be provided with receiver equipment which has been specially adapted for the trial, and content will be provided from a number of sources e.g. BBC News 24 and Sky News. The trial is expected to provide insight into the issues involved in the provision and attractiveness of DTT services in Ireland with the trial due to run until August 2008. The Government has indicated that the trial should be seen "as a precursor to a national roll out".

Free-to-view satellite propositions
In October 2004, Sky introduced a "freesat from Sky" proposition, (a non subscription based satellite service which gives viewers access to approximately 200 TV channels) to provide an alternative multi-channel television service to households.

In September 2005, ITV announced that it is working together with the BBC to develop a free digital satellite service to complement Freeview, entitled "Freesat". Initially, launch was planned for 2006, but this was put back first to Autumn 2007 and later to Spring 2008. The BBC Trust approved plans for Freesat in April 2007. The technical details of the platform have yet to be announced although it is understood that the platform will include support for HD and PVR recording features.

Competition from broadband and telephony providers
Broadband and telephony services
Sky competes with other providers of broadband internet access and fixed telephony in the UK. These include BT, Virgin Media, Carphone Warehouse ("CPW"), Tiscali and Orange. Sky does not currently offer these services in the Republic of Ireland.

Broadband
According to the Office of National Statistics, broadband internet connections accounted for 82.8% of all internet connections in the UK and dial-up connections accounted for 17.2% of all connections at March 2007.

Broadband in the UK is primarily offered via DSL or cable. Virgin Media is the main cable operator (covering around 50% of the population) whilst BT is the main DSL provider (covering 97% of the population). Non-BT DSL providers can either take a regulated wholesale product from BT or can install their own equipment in BT local exchanges and rent the "last mile" from BT at regulated prices (a process known as Local Loop Unbundling ("LLU")).

Sky uses partial LLU (unbundling only the section of the copper used to deliver broadband services as opposed to "Full LLU" which unbundles the copper in respect of both telephony and broadband elements) and had unbundled 1,150 exchanges at 30 June 2007. Other significant unbundlers are CPW (1,024 exchanges unbundled at 31 March 2007), Tiscali UK (445 as at May 2007) and Cable & Wireless ("C&W") (802 exchanges on completion of roll out). C&W offers a wholesale LLU service to other operators and in May 2007 agreed a 4-year deal to provide this service to Virgin Media for areas outside of their cable network.

According to Ofcom, there were 13 million residential and small and medium-sized enterprises ("SME") broadband connections as at 31 December 2006, of which 24% were BT Retail DSL; 43% were other BT Wholesale provided DSL (excl. LLU); 24% were via cable modem and 10% were classified as other (mainly LLU). Virgin Media had the largest share of all connections with 26%, followed by BT with 24%.

Average broadband download speeds continue to increase. At the end of calendar year 2006 the estimated average headline connection speed was 3.8Mb/s, up from 1.6Mb/s in 2005, according to Ofcom. Currently Sky's broadband service's highest download speed is up to 16Mb/s, and, according to Ofcom, the majority of other available packages do not currently exceed 8Mb/s. Speeds are expected to increase further, particularly from LLU and cable operators.

Fixed telephony
The majority of fixed telephony services in the UK are provided by BT. Other providers can offer telephony services via Carrier Pre Select ("CPS"), whereby the customer pays them for calls but continues to pay BT for line rental; via Wholesale Line Rental ("WLR"), whereby the customer pays them for line rental (this can be combined with CPS to cover calls and line rental); and via Full LLU, whereby the customer pays them for calls and line rental. Sky currently uses CPS to deliver telephony services to its customers and is currently conducting a trial of WLR.

The total number of BT Retail and Wholesale lines was 27.8 million at 30 September 2006, according to Ofcom. Of which, 23.8 million were BT Retail lines and 4.0 million were WLR lines. The number of CPS lines for the same period was 6.4 million (ie 23% of lines). Virgin Media reported 4.1 million telephony customers as at December 2006.

Mobile telephony
There are five mobile network operators ("MNOs") active in the UK: Vodafone; Orange; T-Mobile; O2; and 3 Hutchison (3G only). As at 31 March 2007 O2 had the most subscribers in the UK with 17.8 million, followed by Vodafone (17.4 million), T-Mobile (16.7 million), Orange (15.1 million) and 3 Hutchison (3.9 million).

There are several mobile virtual network operators ("MVNOs") who take capacity from MNOs but do not own their own network. Virgin Mobile is the largest of these with 4.5 million subscribers as at 31 March 2007. Virgin Mobile uses T-Mobile's network and its subscribers are included in the T-Mobile total.

Mobile TV services are available from several UK operators via third generation cellular telephone networks ("3G") networks. Sky Mobile TV packs, which include a mix of content from Sky Sports, Sky News and other third party pay television channels, are available on Vodafone, Orange and 3UK and compete with other mobile TV and video offerings on those networks.

Competition from "Triple Play"/"Quad Play" providers
As a result of media and telecoms convergence described in the introduction, Sky now offers TV, fixed telephony and broadband internet access to our customers as part of a package which is sometimes referred to as a triple play. Tiscali and BT also offer a triple play service, whilst Virgin Media offers a "quad play" which, in addition to TV, fixed telephony and broadband internet access, also includes mobile telephony.

Virgin Media's predecessor (ntl: Telewest) launched its quad play service of TV, broadband, fixed telephony and mobile telephony in September 2006. The quad play proposition also includes a mobile TV service, Virgin Mobile TV, which launched in September 2006, with BT Movio. BBC One is broadcasting on the service on a trial basis and will be available initially for 12 months, while Channel 4 has initially only been broadcasting its made-for mobile TV channel, but expects to roll out a simulcast service shortly.

In December 2006, BT launched BT Vision, a hybrid DTT/broadband television service. BT Vision provides users with access to Freeview services and Setanta on DTT through a set-top box in addition to access to VoD content over BT's DSL network. BT has set a "medium term" goal of 2-3 million customers for BT Vision and had 20,000 subscribers by May 2007.

Tiscali acquired HomeChoice in August 2006 as a result of a merger with HomeChoice's parent company, VNL. Tiscali now offers a triple play package containing telephony, internet access packages (including both a dial-up and broadband package providing up to 8Mb/s broadband) and a selection of TV channels via IPTV.

Competition from "Dual Play" providers
In addition to triple/quad play providers, some operators provide customers with two services (typically these are communications providers offering broadband and telephony services).

CPW, an independent retailer of telephony services, acquired internet service provider AOL UK in October 2006 making it the third largest broadband provider, with over 2 million customers. AOL UK is currently being run separately from CPW's own TalkTalk brand.

02 UK (acquired by Telefónica of Spain in 2006) recently moved into the broadband sector by purchasing "Be", a telecoms network provider. 02 has delayed the launch of a broadband product twice, with launch now moved to September 2007.

In January 2007, Vodafone UK launched the broadband service, "Vodafone At Home", for Vodafone mobile contract customers. Vodafone at Home is delivered using a wholesale DSL service from BT rather than LLU. The service is available to 97% of UK households via BT Wholesale's broadband network. The number of subscribers to the service has not been published.

Orange UK offers "Broadband Unlimited", a service providing wireless broadband access at up to 8Mb through the "Livebox" wireless router which also serves as a VoIP telephony port. In 2006, Orange UK began offering a free broadband service to its mobile telephony customers with an 18 month contract of a minimum £30 per month. France Telecom, parent company of Orange UK, also offers IPTV services in France, and Orange has stated that it is exploring the potential to launch IPTV services in the UK.

Competition from Linear television channels

The Sky channels compete with other linear television channels for the acquisition of programming and programming rights: for viewers, for distribution and for advertising and sponsorship revenue.

In both the UK and Ireland, the television channels and other audio-visual service providers with the largest audience shares are traditionally analogue terrestrial channels, which are broadcast free-to-air. In the UK, these channels are BBC1, BBC2, ITV1, Channel 4 and five, while in Ireland these are RTE1 and Network 2, the Irish language channel TG4, and the commercial channel TV3. In the UK, as well as being available via analogue terrestrial television, the five traditionally analogue terrestrial channels are also available via DTH, cable, DTT and DSL, and, in the case of DTH and DTT, on a free-to-air basis.

The UK analogue terrestrial channels also own and operate a range of digital-only channels that are available via DTH, cable, DTT and DSL, and, in the case of DTH and DTT, on a free-to-air basis. These channels are cross-promoted by their analogue associated channels.

In addition to these channels, Sky competes with both Sky-distributed third party channels and with other television channels broadcast via satellite, cable, DTT and/or via DSL. These other channels may be broadcast free-to-air on satellite (either encrypted or unencrypted) or may be independently-retailed pay television channels.

The free-to-air encrypted and unencrypted digital satellite channels (which, as at June 2007 amounted to more than 200 TV channels and more than 95 radio channels) can be received by anyone with appropriate satellite reception equipment (including the necessary conditional access equipment for the reception of encrypted channels) without payment of a subscription fee.

As at June 2007, there were 44 encrypted digital satellite pay television channels for DTH reception retailed independently of us available on a subscription or a pay-per-view basis. These include the nine channels offered as part of the Setanta Sports subscription package (Setanta Sports 1, Setanta Sports 2, Setanta Golf, Setanta Ireland, Celtic TV, Rangers TV, Racing UK, Racing World, NASN). The remainder comprises specialist standalone à la carte channels (such as South Asia World and Sony TV Asia) and adult channels.

As Sky and other broadcasters all seek a range of compelling programming to attract viewers, in both the UK and Ireland, there have been, and may in the future be, bidding competitions and/or regulatory intervention which could increase our programming acquisition costs, or which could mean that certain programming in which Sky is interested may not be available to us. For example, in 2006, Setanta Sports secured the live audio visual rights to two of the six available UK packages of live FAPL football rights for the 2007/08 to 2009/10 seasons, for which Sky also bid. In addition, the US PGA Tour announced a six year deal starting on 1 January 2007 granting Setanta Sports exclusive live rights to all US PGA Tour events (excluding the US Open, the USA PGA Championship and the US Masters). In 2007, the FA announced a deal granting Setanta Sports and ITV exclusive live rights for a range of FA events (including The FA Cup and England matches) from August 2008 to July 2012.

Advertising

Our primary competitors for television advertising sales are ITV plc, which sells advertising on ITV1, ITV2, ITV3, ITV4, and CITV, Channel 4 (which also sells advertising for E4, More 4 and Film Four and their multiplexes), five, Interactive Digital Sales ("IDS") (which sells advertising on behalf of the UKTV group of channels and the Virgin Media TV channels (Living, Bravo, Trouble and Challenge)), and Viacom Brand Solutions ("VBS") (which sells advertising on behalf of Viacom, Paramount, MTV and Nickelodeon).

Based upon the latest BARB survey estimates, ITV1 and Channel 4 were available to approximately 25.24 and 25.18 million television homes, respectively, in the UK (both digital and analogue), with approximately 93% of the estimated 23.38 million television homes in the UK receiving an acceptable terrestrial analogue signal for five. In addition, according to BARB survey estimates, as at June 2007, approximately 19.03 million UK homes have access to satellite, cable, or digital terrestrial television. Both ITV1 and Channel 4 have a significantly greater overall UK television viewing share than any individual Sky Channel. As a result of the ability of ITV1 and Channel 4 to reach almost all UK television homes, these channels are able to generate greater advertising revenue than we do. We also compete with the Sky Distributed Channels and all other commercial channels for television advertising sales.

Within UK Multi-Channel Homes, the Sky Channels in aggregate attract viewing levels which are comparable to some of the traditionally analogue terrestrial channels. This suggests to us that, as the number of Multi-Channel Homes in which the Sky Channels are available increases, our competitive position with respect to advertising revenue may improve. The Sky Channels jointly have an overall viewing share (within Multi-Channel Homes) significantly greater than each of Channel 4 and five in those homes, although the Sky Channels' combined viewing share is still less than that of ITV1 in these homes. Based upon BARB surveys for the 52 weeks ended 30 June 2007, the viewing shares in UK Multi-Channel Homes of the traditionally analogue terrestrial channels and the combined Sky Channels were, respectively, BBC1 19.88%, BBC2 6.95%, ITV1 17.24%, Channel 4 7.83%, five 4.79%, and the Sky Channels 8.35% (of which Sky One accounted for 16.89% of the Sky Channels' viewing share (and had an individual viewing share of 1.41%)). The remaining 34.96% of viewing in UK Multi-Channel Homes was of other (non-Sky) satellite, cable and DTT channels.

Technology and infrastructure

We control access to some DTH channels through the use of a conditional access system, VideoGuard (see "Encryption of digital services" below). The satellite reception equipment provided to DTH customers is owned by such customers (whether or not they are subscribers), except for certain aspects such as the smart card (a credit card size plastic card containing a chip that provides conditional access functionality), some of the software in all set-top boxes and a proportion of the hard drive capacity in some of the Sky+ PVRs and HD PVRs. All costs associated with the acquisition of subscribers, including the cost of satellite reception equipment, are charged immediately to the income statement and are therefore not included within capital expenditure.

The EPG in the set-top box uses an operating system which we license from OpenTV, Inc. ("OpenTV"). The OpenTV operating system provides a virtual machine interface which enables applications to be authored once, yet still be capable of running on all our different types of DTH set-top boxes once the application is downloaded to the set-top boxes. This simplifies the development of applications for the set-top box and ensures universal availability of services to all DTH set-top boxes. The operating system in each set-top box is licensed upon payment of a per set-top box royalty by the set-top box manufacturer to OpenTV.

Encryption of digital services

VideoGuard is a conditional access technology which can be used to encrypt and decrypt digital television and audio services. We use it to control DTH viewers' access to encrypted satellite non-subscription channels and encrypted digital pay and pay-per-view television and audio channels broadcast on digital satellite for reception in the UK and/or Ireland.

We use the VideoGuard technology and distribute smart cards in the UK and Ireland under an agreement with NDS Limited ("NDS") which expires in 2010, but is renewable, at our option, for a further three years. NDS supplies smart cards and undertakes

The business, its objectives and its strategy
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ongoing security development and other support services in return for the payment of fees by us.

In conjunction with NDS, we maintain a policy of refining and updating the VideoGuard technology in order to restrict unauthorised DTH reception of our services. We take appropriate measures to counter unauthorised reception, including the implementation of over-the-air countermeasures altering authorised smart cards in a manner which then renders counterfeit smart cards obsolete and seeking legal remedies, both civil and criminal, reasonably available to us. We also periodically replace smart cards in circulation with smart cards containing progressively more sophisticated technology. Such replacement has rendered useless all smart cards then in circulation, whether genuine or counterfeit. The first periodic replacement of digital smart cards since our digital launch in October 1998 was successfully completed in November 2003.

We are actively working with cable operators in the UK to investigate the use of any cable piracy devices. We believe that we have suffered a loss of wholesale cable revenue as a result of the availability of cable piracy devices (in relation to both analogue and digital cable television services). We are unable to quantify this loss, including whether or not such loss is material. We have not (to date) invoiced any cable operator in respect of such lost cable revenue and therefore, such lost revenue has not been recognised within our consolidated financial statements.

We distribute our channels to Virgin Media via both a secure landline and satellite. In respect of other cable operators, we generally provide delivery to cable operators via satellite. To enable reception of the satellite signal, a smart card is located at the site of the cable operator's feed into its cable transmission system, permitting decryption of the signal, which the operator in turn distributes to those of its subscribers who are authorised and equipped to receive the service.

Encryption of channels retailed by third parties

Any potential DTH broadcaster wishing to operate and independently retail an encrypted television service within the UK and Ireland must either acquire an alternative encryption and conditional access technology from someone other than us, and build its own decoder base capable of receiving transmissions encrypted using that technology, or, in respect of digital services, contract with us for conditional access services in respect of access to the installed VideoGuard decoder base.

In addition to providing broadcast conditional access services, both for our own DTH offerings and those of third parties, we provide digital access control services for interactive services produced by us and others, including using a telephone return path to carry out transactions between suppliers and viewers. These broadcast conditional access and access control services are regulated by Ofcom. See "Government regulation – Broadcasting and telecommunications regulation – European Union – Electronic Communications Directives".

Satellites

We contract with SES Astra for the majority of capacity on the satellite transponders that we use for digital transmissions for reception by both DTH viewers and cable operators. SES Astra is 100% owned by SES, a Luxembourg company listed on the Luxembourg stock exchange and Euronext Paris. We have also contracted, via an agreement with BT, for capacity on four transponders on the Eurobird satellite, which is owned and operated by Eutelsat.

For the transmission of our DTH service, we have contracted for capacity on 31 transponders from SES Astra on SES satellites Astra 2A, 2B and 2D. Those transponder agreements have varying end dates between 2009 and 2020. The term of the agreement on the Eurobird satellite expires in 2013.

In addition to using some of the transponder capacity that we have contracted to broadcast Sky Channels, some of our transponder capacity (and in some cases all of the capacity on a particular transponder) is sub-contracted to third parties for the transmission of other channels or services, including certain of the Sky Distributed Channels.

We have been designated a "non pre-emptible customer" under each of our transponder agreements. This means that, in the event of satellite or transponder malfunction, our use of these transponders cannot be suspended or terminated by SES Astra or Eutelsat in favour of another broadcaster with pre-emption rights in preference to us. In addition, in the event of satellite or transponder malfunction, we have arrangements in place with SES Astra pursuant to which back-up capacity may be available for some of our transponder capacity based on an agreed satellite back-up plan.

We have also put in place disaster recovery plans in the event that we experience any significant disruption of our transponder capacity. To date, we have not experienced any such significant disruption. However, the operation of both the Astra and Eutelsat satellites is outside our control and a disruption of transmissions could have a material adverse effect on our business, depending on the number of transponders affected and its duration.

SES Astra has announced that it will deploy an additional satellite, Astra 2C, to the same orbital location as Astra 2A, 2B and 2D. This will initially provide 12 additional transponders and potentially up to 16 additional transponders which may be used for back-up purposes and/or additional new services.

Our transponder agreements with SES Astra provide that our rights are subject to termination by SES Astra in the event that SES Astra's franchise is withdrawn by the Luxembourg government.

Capital expenditure programme

We continue to invest consistently in capital expenditure required to support our growth strategies. Total capital expenditure for the Group was £361 million in 2007. This included £211 million invested in information systems infrastructure; broadcast infrastructure; new product development; and investments relating to customer service improvements and new facilities, including elements of our £450 million four year capital expenditure programme announced in August 2004. The remaining investment of £150 million relates to the roll-out of our broadband network and services as part of an expected capital expenditure of approximately £250 million over two years as announced in July 2006.

As is common with capital expenditure projects of this scale, there are risks that they may not be implemented as envisaged; or that they may not be completed either within the proposed timescale or budget; or that the anticipated business benefits of the projects may not be fully achieved.

The customer management centres and Sky In-Home Service Limited

Our customer management centres are based in Scotland. The centres' functions include the handling of orders from subscribers, the establishing and maintaining of customer accounts, invoicing and revenue collection, telemarketing and customer service. These functions permit the centres to play a key role in both customer acquisition and customer retention. We provide customer management services for the Sky Channels and the Sky Distributed Channels. We also deliver customer services for both our own, and certain third party, interactive television services, our telephony services, our video-streaming services, and the personal video recorder TiVo.

The customer management centres also provide the distribution of ordered customer installations into Sky In-Home Service Limited which then provides nationwide installation and servicing of digital satellite reception equipment directly in customer homes. Sky In-Home Service Limited also provides an aftercare service to the DTH subscriber base in relation to digital satellite reception equipment which is both in, and out of, warranty.

During the course of the last seven fiscal years, we have invested more than £270 million in our customer management centres and systems. This expenditure has been focused principally on completely replacing the centres' existing customer management and billing systems with new applications and also on improving the existing physical infrastructure of the centres. The replacement of the customer management and billing systems was completed in March 2006. We have now migrated all existing customer data onto the new applications. The move to the new system was completed in two phases. Both phases have been completed with minimal disruption to normal business operations and the applications are now functioning in line with expectations.

Playout and uplink facilities
Our uplinking facilities located in southern England, provide uplinking capacity for our digital services to the Astra 2A, 2B and 2D satellites as well as Eutelsat's Eurobird 1 satellite.

Our television channels are distributed from our Osterley and Chilworth sites with each of the sites providing backup service for the other. Over the course of the past 12 months, we have increased the amount of live operation carried out in the Chilworth facility and deployed server based playout fully across both playout sites, enabling diversification of the playout of our channels. The Osterley-sourced channels are fed to the uplink sites using a fibre link, which is backed up by a diversely routed secondary link in the case of any malfunction in the primary fibre route. This route passes through the other facility so that, in the case of Chilworth being unavailable, the services can be uplinked directly from the other facility.

For those third parties to whom we sub-contract transponder capacity, we usually have agreements in place to provide uplinking facilities as well.

Minority equity investments
On 17 November 2006, the Group acquired 696 million shares in ITV plc representing 17.9% of the issued share capital of ITV plc at a price of 135 pence per share. The total consideration paid amounted to £946 million, and was funded at the time from the Group's existing cash balances and its previously undrawn revolving credit facility. This investment is currently being reviewed by Ofcom and the Competition Commission (the "CC").

Significant agreements
The Companies Act 2006 requires us to disclose the following significant agreements that take effect, alter or terminate on a change of control of the Company:

FAPL
In May 2006, British Sky Broadcasting Limited entered into an agreement (the "FAPL Licence") with The Football Association Premier League Limited (the "FAPL") pursuant to which, the Group was awarded four of six available packages of live audio-visual rights for F.A. Premier League football (the six packages are together the "Live Packages").

The FAPL will not award all of the Live Packages to a single licensee (either on its own or as part of a consortium or through one or more of its related parties) (the "Single Buyer Rule").

Pursuant to the FAPL Licence, the FAPL can suspend and/or terminate all of the rights which are included in, or exercisable as part of, one of the six available Live Packages in the event that a change of control of the Company occurs at any time prior to the expiry of the FAPL Licence which, if it had occurred prior to the award of the Live Packages to the Group, would have resulted in a breach of the Single Buyer Rule.

RCF
On 3 November 2004, the Company, British Sky Broadcasting Limited and Sky Subscribers Services Limited entered into a revolving credit facility agreement with Barclays Capital, Citigroup Global Markets Limited, Deutsche Bank AG London, JP Morgan plc and the Royal Bank of Scotland plc (as mandated lead arrangers) and certain other financial institutions (as "Lenders") pursuant to which the Lenders agreed to make available to the Company £1 billion to refinance existing facilities and for general corporate purposes (the "RCF").

Pursuant to the RCF, the Lenders can require all amounts outstanding under the RCF to be repaid in the event of a change of control of the Company (other than where The News Corporation or any subsidiary or holding company thereof acquires such control).

News Corporation voting agreement
On 21 September 2005, the Company, BSkyB Holdco Inc., News UK Nominees Limited and News Corporation entered into a voting agreement which became unconditional on 4 November 2005 pursuant to which News UK Nominees Limited's voting rights at any general meeting are capped at 37.19% (the "Voting Agreement"). The provisions of the Voting Agreement cease to apply inter alia, on a change of control of the Company.

EMTN bond issue
On 3 April 2007, the Group established a Euro medium term note programme (the "EMTN Programme") which provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the EMTN Programme is £1 billion.

On 14 May 2007, the Company issued Eurobonds consisting of £300 million guaranteed notes paying 6.000% interest and maturing on 14 May 2027 (the "Notes"). The Notes were issued under the Group's EMTN Programme.

Pursuant to the final terms attaching to the Notes, a holder of the Notes has the option to require the Company to redeem or (at the Company's option) purchase its Notes at its principal amount plus interest for the relevant period if there is a change of control of the Company (i) which, if the Notes carry an investment grade credit rating, results in a downgrade to a non-investment grade rating or a withdrawal of that rating; or (ii) where, if the Notes carry a non-investment grade rating, results in a downgrade by one or more notches or a withdrawal of that non-investment grade rating; or (iii) where, if the Notes do not carry a credit rating, the Company does not seek such a rating or is unable to achieve such a rating.

UK broadcasting licences
The Group is party to a number of Ofcom broadcasting licences for the broadcast of the Sky Channels.

The Broadcasting Act 1990 (as amended by the Broadcasting Act 1996 and the Communications Act) lays down a number of restrictions on who may hold Ofcom broadcasting licences. Among those restricted from holding Ofcom broadcasting licences or from controlling a licensed Company are (a) local authorities, (b) political bodies, (c) religious bodies, (d) any company controlled by any of the previous categories or by their officers or associates, (e) advertising agencies or any company controlled by such an agency or in which it holds more than a 5% interest.

Licensees are obliged to comply with these ownership restrictions. Failure by a licensee to do so (either by the licensee becoming a "disqualified person" or any change affecting the nature, characteristics or control of the licensee which would have precluded the original grant of the licence) may constitute a breach of the licence and, if not rectified, could result in revocation of the licence.

Other material agreements
In addition to the EMTN Programme and the Voting Agreement, the following agreement has been entered into outside the ordinary course of business during the two years immediately preceding the date of this filing:

Bond Issue
In October 2005, the Group entered into an indenture in respect of the issue by the Group of $750 million, 5.625% unsecured notes due 2015, $350 million, 6.500% unsecured notes due 2035 and £400 million, 5.750% unsecured notes due 2017.

Corporate responsibility
The Group has developed a two-tier corporate responsibility ("CR") governance structure. At a board and executive level, the CR Steering Group ("CRSG") provides leadership and drives corporate responsibility practices. The CRSG comprises Senior Executives and two non-executive Board Directors and meets twice a year and updates the Board. The CRSG is supported by a taskforce of senior operational managers that works to embed responsible business practices throughout the Group.

The management of environmental issues is overseen by a number of working groups responsible for energy and waste management, which report to the CRSG. Other groups are in place to oversee health and safety and human resources policy, and Sky's employees can communicate their views on corporate responsibility via the Sky Forum of elected Sky employees.

The Group runs an annual risk workshop on corporate responsibility issues and maintains a corporate responsibility risk register. The Group also undertakes consultation with stakeholders that assists in corporate responsibility risk identification. The Group is a member of the FTSE4Good Index and the Dow Jones Sustainability Index and is the only broadcaster included in the Global 100 Most Sustainable Companies index.

Corporate Responsibility
continued

The Group publishes an annual Corporate Responsibility Review which provides full details of corporate responsibility activities. This information can also be found on the web at www.sky.com/responsibilities.

Customers
Offering the best choice in entertainment and communication to our customers – entertainment and communication that is great quality, great value, flexible and simple to use – is central to the Group's customer offering. The Group has technology to control access including parental control features. The Group has also implemented its Code of Practice for Interactive Gambling, developed with GamCare, an organisation that promotes responsible gambling. Accessibility to programming is provided through on-screen subtitling, signing and audio description and a dedicated accessibility services team provides dedicated customer care.

Environment
In May 2006, the Group announced it had become the world's first major media company and one of the first FTSE 100 companies to be CarbonNeutral. The Group has set targets for reducing its energy consumption, carbon dioxide (CO_2) emissions, waste and water consumption. Progress against these targets is documented in the Group's annual Corporate Responsibility Review.

In March 2007, we launched a new feature on two million Sky+ and HD set-top boxes which switches them into a power saving standby mode when not in use. Since 1 July 2007, Sky has the collection processes and other requirements in place to facilitate the recycling and/or reuse of all Sky electronic equipment including set-top boxes.

Community investment
Our position as an entertainment provider enables us to bring entertainment and learning together, providing our customers with new services to get the most out of Sky.

The Group continues to align its community investment activities to the wider goals of the business and its customers and utilises its brand, platform and technology in community investment. Current initiatives include Sky Learning, Living for Sport; Make a Difference, the employee community involvement scheme, and our three year charity partnership.

People
Organisation
The average number of full-time equivalent persons employed by the Group during the year was 13,087, an increase of 1,871 from the prior year. The most significant increase has been in customer advisors and installers, further strengthening the customer service element of our business. The Group delivers diverse entertainment content and services, and we value the same diversity amongst our people.

Throughout the year we have continued to improve accessibility for all applicants. We invite those who would like to join the Group to tell us if they would require adjustments to their working environment during the selection processes. Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicant concerned.

Training and development focuses on talent management, leadership development, new technology, and improving the customer experience. Further improvements in e-learning have also ensured fast and cost efficient delivery of training and knowledge.

We have also continued to improve the rigour of our health and safety and occupational health approach. Our people surveys continue to show improving employee engagement and manager effectiveness.

Talent management
We have started to implement a new talent management framework, designed to address our present and future needs in talent resourcing, development and contingency planning.

Recruitment
We aim to recruit the highest calibre individuals, to continue to develop the business, addressing business targets and internal requirements. We aim to provide opportunities for our people to move around the Group, as well as actively sourcing the best external candidates at all levels.

Training and Development
Our focus is to develop our talent proactively, ensuring that we have the right people in place with the right skills and knowledge, in order to deliver on our business objectives. Strategically, we focus on attracting targeted groups, knowing who our most valued people are, and continuing to retain and develop these people, to ensure we have a strong talent pipeline to meet future challenges.

Our training and development portfolio has increased, both in terms of content and depth. Our core training modules include a wide range of courses, from Project Management to Managing Performance. In addition to these, numerous tailored programmes have also been delivered. We have also expanded our e-learning programme, which includes product knowledge, management and Health and Wellbeing topics.

The launch of our HD service created a need to design a training and development programme for technical, engineering, operational, creative and support staff. A range of on and off-job training activities were designed and delivered, and as a result, the HD training programme has been short listed for a National Training Award.

In the current year, we launched Sky's Leadership Development Programme for senior managers, and a new programme is expected to launch in Autumn 2007. We also have an International Development programme, which provides opportunities for development through visits to other organisations, and sharing ideas and best practice.

We have also launched a mentoring scheme, which is open to all members of staff - either as a mentee or as a mentor - providing internal development for all levels of staff.

Effectiveness
Through the year, a number of restructuring projects, process and effectiveness reviews have ensured that our organisation remains appropriately shaped and skilled to drive growth in the future.

Health, Safety and Wellbeing
Our long-term Health, Safety and Wellbeing plan is integrated into all areas of our business. We have introduced a new occupational health system that allows a robust approach to health surveillance planning, and provides more accurate and comprehensive health data, meaning our resources can be better directed.

Our employee wellbeing strategy also provides opportunities for active involvement by our employees. The Sky health and wellbeing initiative "Feel Karma" is now embedded as a recognised programme that gives our people the tools, information and understanding to lead a healthy lifestyle and utilise our health services appropriately and efficiently.

Additionally, we offer employees a comprehensive support system and required adjustments for disability, ensuring employees are equipped to best fulfil their potential.

Reward and benefits
The Group offers an attractive and competitive reward and benefits package. This includes the BSkyB Pension Plan, life cover and disability benefits, the Sharesave scheme, a healthcare plan and complimentary Sky+ for all employees. Awards under the Management Long Term Incentive Plan share scheme are made to selected employees, and the Sharesave scheme is open to all permanent employees.

Our "Sky Choices" programme allows employees to make tax and National Insurance savings in areas such as childcare payments and mobile phones. It also supports the environment, by providing savings for a bicycle for travel to work, travel season ticket loans and the costs of personal carbon offsetting. The "Sky Benefits Extra" programme offers negotiated discounts on a variety of products and services for our employees.

Involvement and Communication
We encourage the involvement of our people in discussions on both current business initiatives and future plans. Our "Sky Forum" (an elected group of 70 employees)

continues to play a key role in communication, representing the views and ideas of our employees, as well as consulting on health and safety. Forum members allow us to hear the views of our people through involvement in various interest groups. Senior management play an active role in responding to the topics raised through the Forum, and the Chief Executive Officer, other Senior Executives and relevant managers regularly attend Forum meetings to talk about Sky's strategic priorities.

The "Sky People Survey" collects the views and opinions of all our people. Senior Executives and management teams look at the results and feedback from this, and develop action plans. We have developed new performance appraisals, recognition programmes, training, communications, and improved the working space in many areas. Individual departments have also taken action to address specific issues to make the business more productive.

Recognition
Our annual "Team Sky" awards allow employees to nominate colleagues who have demonstrated Sky's values, with the winners receiving significant prizes. During the current year we also launched specific recognition programmes for each business area, enabling them to engage and recognise their people in a way that supports their business plans.

Risk factors

This section describes the significant risk factors affecting our business. These should be read in conjunction with our long-term operating targets, which are set out in "Financial Review – Introduction – Overview and Recent Developments". These risks could have a material adverse effect on any or all of our business, financial condition, prospects, liquidity or results of operations. Additional risks and uncertainties of which we are not aware or which we currently believe are immaterial may also adversely affect our business, financial condition, prospects, liquidity or results of operations.

The Group's business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licences could adversely affect the Group's ability to operate or compete effectively.

The Group is subject to regulation primarily under UK and European Union legislation and it is currently and may be in the future subject to investigation and enquiries from regulatory authorities from time to time. The regimes which affect the Group's business include broadcasting, telecommunications, competition (anti-trust), gambling and taxation laws and regulations. Relevant authorities may introduce additional or new regulations applicable to the Group's business. The Group's business and business prospects could be adversely affected by the introduction of new laws, policies or regulations or changes in the interpretation or application of existing laws, policies and regulations. Changes in regulations relating to one or more of licensing requirements, access requirements, programming transmission and spectrum specifications, consumer protection, taxation, or other aspects of the Group's business, or that of any of the Group's competitors, could have a material adverse effect on the Group's business and/or the results of its operations.

The Group cannot be certain that it will succeed in obtaining all requisite approvals and licences in the future for its operations without the imposition of restrictions which may have an adverse consequence to the Group, or that compliance issues will not be raised in respect of the Group's operations, including those conducted prior to the date of this filing.

On 20 March 2007, Ofcom announced that it will investigate the UK pay TV industry, following receipt and consideration of a submission from various industry participants (BT, Setanta, Top Up TV and Virgin Media). Following this investigation, which will include obtaining information from market participants, Ofcom will decide whether to make a market reference under the Enterprise Act 2002 (the "Enterprise Act") to the CC, which would be on the basis that it has reasonable grounds for suspecting that any feature, or combination of features, of any market in the UK prevents, restricts or distorts competition in connection with the supply of pay TV services in the UK. Ofcom will also consider whether any concerns would be better addressed either using its sectoral powers under the Communications Act 2003 (the "Communications Act") or its powers under the Competition Act 1998 (the "Competition Act").

In addition, the National Consumer Council, which is a designated consumer body under the Enterprise Act, has indicated that it is considering making a "super-complaint" to Ofcom in relation to the provision of pay TV services in the UK. A "super-complaint" is a complaint that "any feature or combination of features of a market in the UK for goods or services is or appears to be significantly harming the interests of consumers". If Ofcom decides to accept such a "super-complaint", this can lead to a market study being made into the issues raised, a market investigation reference being made to the CC (of the type Ofcom itself has announced it is considering), or other enforcement action under its competition or consumer powers.

At this stage, the Group is not yet able to assess whether, or the extent to which, these matters will have a material effect on the Group.

The Group operates in a highly competitive environment that is subject to rapid change and it must continue to invest and adapt to remain competitive.

The Group faces competition from a broad range of companies engaged in communications and entertainment services, including cable operators, DSL providers, digital and analogue terrestrial television providers, telecommunications providers, internet service providers, home entertainment products companies, betting and gaming companies, companies developing new technologies, and other suppliers of news, information, sports and entertainment, as well as other providers of interactive services. The Group's competitors increasingly include communication and entertainment providers that are offering services beyond those with which they have traditionally been associated, either through engaging in new areas or by reason of the convergence of the means of delivery of communication and entertainment services. The Group's competitors include organisations which are publicly funded, in whole or in part, and which fulfil a public service broadcasting mandate. A change to such mandate could lead to an increase in the strength of competition from these organisations. Although the Group has continued to develop its services through technological innovation and by licensing, acquiring and producing a broad range of content, the Group cannot predict with certainty the changes that may occur in the future which may affect the competitiveness of its businesses. In particular, the means of delivering various of the Group's (and/or competing) services may be subject to rapid technological change. The Group's competitors' positions may be strengthened by an increase in the capacity of, or developments in, the means of delivery which they use to provide their services.

The Group's advertising revenue depends on certain external factors which include the overall value of advertising placed with broadcasters by third party advertisers as well as the amount of such advertising that is placed with the Group and the channels on whose behalf the Group sells advertising space. The Group's advertising revenue is also impacted by the audience viewing share of the Sky Channels and the other channels on whose behalf the Group sells advertising and, accordingly, such revenue is affected to some extent by the distribution of such channels. The Group cannot be certain that these factors will always be favourable to the Group and therefore that any related developments or changes will not have a negative impact on the Group's advertising revenue. Advertising revenue may also be dependent on the viewing behaviour of the television audience. For example, viewers with Sky+ (or any other PVR) or viewers of on-demand programming may choose not to view advertising including that on Sky Channels and Sky Distributed Channels. The Group cannot be certain that its advertising revenue will not be impacted negatively by this behaviour or that advertising revenue for Sky Channels currently offered on other platforms will not be impacted negatively in the future by the offering of PVR devices similar to Sky+ by other operators.

The Group's ability to compete successfully will depend on its ability to continue to acquire, commission and produce programme content that is attractive to its subscribers. The programme content and third party programme services the Group has licensed from others are subject to fixed term contracts which will expire or may terminate early. The Group cannot be certain that programme content or third party programme services (whether on a renewal or otherwise) will be available to it at all or on acceptable financial or other terms (including in relation to technical matters such as encryption, territorial limitation and copy protection). Similarly, the Group cannot be certain that such programme content or programme services will be attractive to its customers, even if so available.

The future demand and speed of take up of the Group's DTH service, and the Group's broadband and telephony services will depend upon the Group's ability to offer such services to its customers at competitive prices, pressures from competing services (which include both paid-for and free-to-air offerings), and its ability to create demand for its products and to attract and retain customers through a wide range of marketing activities. The future demand and speed of take up of the Group's services will also depend upon the Group's ability to package its content attractively. In addition, the Group operates in a geographic region which has experienced sustained economic growth for a number of years. The effect of a possible slowdown in the rate of economic growth and/ or a decline in consumer confidence on the Group's ability to continue to attract and retain subscribers is uncertain. Therefore, the Group cannot be certain that the current or future marketing and other activities it undertakes will succeed in generating sufficient demand to achieve its operating targets.

The Group's business is reliant on technology which is subject to the risk of failure, change and development.

The Group is dependent upon satellites which are subject to significant risks that may prevent or impair their commercial operations, including defects, destruction or damage, and incorrect orbital placement. If the Group, or other broadcasters who broadcast channels on the Group's DTH platform, were unable to obtain sufficient satellite transponder capacity in the future, or the Group's contracts with satellite providers were terminated, this would have a material adverse effect on the Group's business and results of operations. Similarly, loss of the transmissions from satellites that are already operational, or failure of the Group's transmission systems or uplinking facilities, could have a material adverse effect on its business and operations.

The Group is dependent on complex technologies in other parts of its business, including its customer relationship management systems, broadcast and conditional access systems, advertising sales, supply chain management systems and its telecommunications network infrastructure, including WAN, LLU, CISCO core IP network, Marconi/Alcatel optical network and complex application servers. In terms of the delivery of the Group's broadcast services, the Group is reliant on a third party telecommunications infrastructure to distribute the content between its head offices at Isleworth and its primary and secondary uplink sites at Chilworth and Fair Oak. In addition, the Group's network and other operational systems are subject to several risks that are outside the Group's control, such as the risk of damage to software and hardware resulting from fire and flood, power loss, natural disasters, and general transmission failures caused by a number of additional factors.

Any failure of the Group's technologies, network or other operational systems or hardware or software that results in significant interruptions to the Group's operations could have a material adverse effect on its business.

There is a large existing population of digital satellite reception equipment used to receive the Group's services, including set-top boxes and ancillary equipment, in which the Group has made a significant investment and which is owned by its customers (other than the smart cards, the hard disk capacity in excess of the personal storage capacity and the software in the set-top boxes, to which the Group retains title). Were a significant proportion of this equipment to suffer failure, or were the equipment to be rendered either redundant or obsolete by other technology or other requirements or by the mandatory imposition of incompatible technology, or should the Group need to or wish to upgrade significantly the existing population of set-top boxes and/or ancillary equipment with replacement equipment, this could have a material adverse effect on the Group's business.

The deployed set-top boxes contain finite memory resources that are used by the operating system and other software components such as the conditional access system, EPG, and interactive applications. The Group has, to date, been able to carry out software downloads from time to time to reconfigure the memory utilisation in these set-top boxes in order to accommodate additional and increasingly complex services. In the event that the Group wishes to carry out such software downloads in order to accommodate additional and increasingly complex services and this course of action is no longer available to the Group, it may be limited in its ability to upgrade the services available via the set-top boxes currently installed on subscribers' premises.

Failure of key suppliers could affect the Group's ability to operate its business.

The Group relies on a consistent and effective supply chain to meet its business plan commitments and to continue to maintain its network. A failure to meet the Group's requirements or delays in the development, manufacture or delivery of products from suppliers, the discontinuance of products or services, or a deterioration in support quality, could adversely affect the Group's ability to deliver its products and services. No assurance can be given that a broad economic failure or decline in quality of equipment suppliers in the industry in which the Group operates will not occur. Any such occurrence could have a material adverse effect on the Group's business. Sky Talk relies on telecommunications services from network operator THUS plc and failure on the part of THUS plc to meet the Group's requirements for whatever reason may affect the Group's ability to deliver its telephony services to Sky Talk subscribers.

The Group uses a series of products from Openreach (a BT group business) within its LLU operations. These are the colocation space and associated facilities to house the central office equipment (comingling), backhaul circuits to connect that equipment to the Group's network (BES) and finally individual copper lines that go between the central office equipment and the end user's house (primarily SMPF lines). Outside of the Group's LLU areas the Group uses BT Wholesale's IPstream "bitstream" product to provide broadband connectivity to end users. The Group purchases these products from Openreach under terms and conditions outlined within the Ofcom Telecoms Strategic Review ("OTSR") settlement between Ofcom and BT. This legally binding settlement referred to as the "BT Undertakings" stipulates that the Group buys these products on a fully equivalent basis when compared to other operators (including other parts of BT) who supply broadband, telephony and network products and services. Ofcom has set up an "Equality of Access Board" whose role is to monitor and ensure that all Equivalence of Input requirements agreed in the BT Undertakings are being enacted. Ofcom also monitors the implementation of the BT Undertakings. Failure by either Openreach or BT Wholesale in fact to provide its products to the Group on a fully equivalent basis could have a material adverse effect on the Group's business.

The Group is reliant on encryption and other technologies to restrict unauthorised access to its services.

Direct DTH access to the Group's services is restricted through a combination of physical and logical access controls, including smart cards which the Group provides to its individual DTH subscribers. Unauthorised viewing and use of content may be accomplished by counterfeiting the smart cards or otherwise overcoming their security features. A significant increase in the incidence of signal piracy could require the replacement of smart cards sooner than otherwise planned. Although the Group works with its technology suppliers to ensure that its encryption and other protection technology is as resilient to hacking as possible, there can be no assurance that it will not be compromised in the future. The Group also relies upon the encryption or equivalent technologies employed by the cable and other platform operators for the protection of access to the services which the Group makes available to them. Failure of such technology could impact our revenue from those operators.

The Group's network and other operational systems rely on the operation and efficiency of its computer systems. Although the Group's systems are protected by firewalls, there is a risk that its business could be disrupted by hackers or viruses gaining access to its systems. Any such disruption, and any resulting liability to the Group's customers, could have a material adverse effect on the Group's business.

The Group undertakes significant capital expenditure projects, including technology and property projects.

As is common with capital expenditure projects there is a risk that the Group's capital expenditure projects (see "The business, its objectives and its strategy – Capital expenditure programme" above), may not be completed as envisaged, either within the proposed timescales or budgets, or that the anticipated business benefits of the projects may not be fully achieved.

The Group, in common with other service providers that include third party services which the Group retails, relies on intellectual property and proprietary rights, including in respect of programming content, which may not be adequately protected under current laws or which may be subject to unauthorised use.

The Group's services largely comprise content in which it owns, or has licensed, the intellectual property rights, delivered through a variety of media, including broadcast programming, interactive television services, and the internet. The Group relies on trademark, copyright and other intellectual property laws to establish and protect its rights over this content. However, the Group cannot be certain that its rights will not be challenged, invalidated or circumvented or that it will successfully renew its rights. Third parties may be able to copy, infringe or otherwise profit from the Group's rights or content which it owns or licenses, without the Group's, or the rightsholder's, authorisation. These unauthorised activities may be more easily facilitated by the internet. In addition, the lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for the Group in protecting its rights relating to its online businesses and other digital technology rights.

The Group generates wholesale revenue from a limited number of customers.

The Group's wholesale customers, to whom it offers certain of the Sky Channels and from whom it derives its wholesale revenue have comprised principally ntl and Telewest which have merged and been rebranded as Virgin Media. Since 28 February 2007, Virgin Media has not carried the Sky Basic Channels but continues to carry all of the Sky Premium Channels on its digital networks (and Sky Sports 1 and Sky Sports 2 to its remaining analogue cable subscribers). Economic or market factors, regulatory intervention, or a change in strategy relating to the distribution of the Group's channels, may adversely influence the Group's wholesale revenue and other revenue which the Group receives from Virgin Media in connection with supply of the Sky Premium Channels which may negatively affect the Group's business.

The Group is subject to a number of medium and long-term obligations.

The Group is party to a number of medium and long-term agreements and other arrangements (including in respect of programming and transmission, for example, its transponder agreements) which impose financial and other obligations upon the Group. If the Group is unable to perform any of its obligations under these agreements and/or arrangements, it could have a material adverse effect on the Group's business.

Government regulation

The sectors in which we operate are subject to both sector-specific regulation, in particular regulation relating to the electronic communications and broadcasting sectors, and general competition (anti-trust) law.

The regulatory regime applicable to the electronic communications and broadcasting sectors is, to a large extent, based on European Community ("EC") law comprised in various EC Directives. A Directive is an instrument of EC law which is addressed to Member States of the European Union, and requires them to adopt national legislation to give effect to its objectives, whilst leaving the precise manner and form of the national legislation to the discretion of the Member State.

Electronic Communications Regulation

EC law

The Electronic Communications Directives

The regulation of electronic communications networks and services and associated facilities is governed by a series of EC Directives, including the Framework Directive, the Access and Interconnection Directive, the Authorisation Directive and the Universal Services Directive (together, the "Electronic Communications Directives"). The Electronic Communications Directives, which came into force in July 2003, are designed to create a harmonised system of regulation across the European Union ("EU").

The Electronic Communications Directives regulate the provision of communications services including telephony and broadband services; they do not regulate the editorial control or content of television broadcasting services but do cover, inter alia, the networks and transmission services which are involved in the broadcasting of such television services as well as the provisions of various services and facilities associated with the operation of digital television platforms, including the digital satellite platform.

The Electronic Communications Directives replace an earlier set of instruments which provided for a regime for the licensing of persons engaged in the provision of relevant telecommunications activities. Under the Electronic Communications Directives, Member States are required to abandon such licensing regimes, and to adopt a system whereby any person is generally authorised to provide electronic communications networks and/or services without prior approval.

Such persons may provide electronic communications networks and services without being subject to detailed regulatory rules. Member States' national regulatory authorities ("NRAs") may apply, as conditions of the general authorisation, only minimal general conditions necessary to achieve certain key objectives of the Electronic Communications Directives (e.g. the availability of adequate directory inquiries services; the ability for consumers to maintain an existing telephone number, even if they switch from one provider to another; and fair treatment of consumers).

Beyond such minimal general conditions, NRAs may impose additional obligations on persons providing specific kinds of electronic communications networks, services, or facilities only where such obligations are specifically envisaged by the Electronic Communications Directives, and are justified and appropriate to allow third party access to particular network infrastructure, services, or facilities or where the NRA has determined that one or more persons active in a particular market enjoy significant market power ("SMP") and that the imposition of additional obligations on such persons is justified and appropriate to avoid adverse outcomes.

The Electronic Communications Directives envisage that such "ex ante" rules (i.e. rules imposed in anticipation of an adverse outcome, rather than by way of "ex post" remedy) should be limited to what is necessary, and used only where an NRA has determined them to be appropriate to restrain the conduct of persons enjoying SMP (which is equivalent to the competition law concept of dominance) or where the Directives otherwise specifically mandate the imposition of ex ante rules.

Accordingly, the Electronic Communications Directives require NRAs in each of the EU Member States to carry out periodic reviews of competition in relevant electronic communications markets and, where a communications provider is found to have significant market power in a relevant market, to impose appropriate regulatory obligations. The European Commission also plays a formal role in the market review process undertaken by NRAs.

In November 2005, the European Commission commenced a review of the functioning of the Electronic Communications Directives. The European Commission has indicated that it intends to publish draft legislative proposals for modifying the existing framework by the end of October 2007, with a view to the implementation of a revised framework within the Member States by 2009/2010. The four main areas where the European Commission has indicated that changes are needed to the existing regulatory framework are:

- putting in place an effective market-oriented strategy for spectrum management in Europe's internal market;
- regulating less, but more effectively, by phasing out ex-ante regulation in a number of markets currently regulated;
- streamlining the market review procedure to make it faster, less burdensome and better focused on real bottlenecks; and
- consolidating the single market, by ensuring that EU rules and remedies are applied consistently across all EU Member States.

UK law

The Electronic Communications Directives have primarily been implemented in the UK by the Communications Act 2003 ("Communications Act"). The Communications Act is enforced by the UK's NRA, the Office of Communications ("Ofcom").

General Conditions of Entitlement

As noted above, the EC Electronic Communications Directives provide that anyone wishing to provide an electronic communications network or service should be generally authorised to do so, without requiring any licence or other prior approval. This general authorisation is subject in the UK to the 'General Conditions of Entitlement' ("General Conditions"). The General Conditions were adopted under Section 45 of the Communications Act and apply to anyone who is providing an electronic communications network or service.

The Group is subject to the General Conditions in relation to its broadband internet access and public telephony services, including:

- a requirement to ensure that any end-user can access the emergency services;

Government regulation
continued

- a requirement to support number portability for customers wishing to switch to or from another network provider;
- a requirement that customers are offered contracts that satisfy certain minimum standards;
- a requirement to ensure that any end-user can access directory enquiry and operator assistance services;
- a requirement to facilitate the migration by customers between broadband service providers;
- a requirement to publish up-to-date price and tariff information;
- a requirement to provide accurate billing, including itemisation on request; and
- a requirement to publish codes of practice concerning, among other things, the services provided, the handling of customer complaints and sales and marketing.

As a network operator, Easynet is also subject to requirements to negotiate network interconnection, to comply with relevant compulsory standards and to take all reasonable steps to maintain (to the greatest possible extent) the proper and effective functioning of its public telephone network.

The Group has published a Code of Practice dealing with Sky Talk products, services and customer care procedures; a Code of Practice concerning the sales and marketing practices for the Sky Talk telephony service; a Code of Practice for Premium Rate and Number Translation Services; a Code of Practice on dealing with customer complaints; and a Code of Practice relating to the provision of Sky Broadband.

Access-related conditions
Ofcom also has the power under Section 45 of the Communications Act to impose so-called access-related conditions, including conditions relating to conditional access services.

Conditional Access Services Conditions
Access-related conditions have been imposed on Sky Subscribers Services Limited ("SSSL") in relation to the provision of conditional access services. These conditions include:

- a requirement to provide conditional access services upon request, on fair and reasonable terms;
- where a broadcaster in receipt of conditional access services from SSSL also provides programme services to providers of other electronic communications networks (e.g. cable operators), a requirement to cooperate with providers of such other electronic communications networks so that such providers are able to transcontrol (the process of changing a conditional access system) and re-transmit the programme services;
- an obligation to keep separate financial accounts regarding activities as provider of conditional access services;
- where conditional access products and systems are the subject of intellectual property rights, a requirement to make such products and systems available upon reasonable terms and at reasonable charges (e.g. the licensing of technology to manufacturers of digital decoders); and
- a requirement not to discriminate unduly against particular persons or against a particular description of persons.

Currently, only SSSL is subject to access-related conditions relating to conditional access services. However, Ofcom is currently proposing to apply identical conditions to Top Up TV Limited in respect of conditional access services provided via the DTT platform, on which it commenced a public consultation in early 2007.

Continued licence conditions relating to EPGs and access control services
Prior to the entry into force of the new regulatory regime instituted by the Electronic Communications Directives, and implemented in the UK by the Communications Act, the Group operated under a number of class licences issued under the Telecommunications Act 1984. These class licences have largely been revoked. However, certain provisions in these class licences have continued in force as "Continuation Notices" issued under Paragraph 18 of Schedule 9 of the Communications Act, including in particular conditions relating to the provision of electronic programme guides ("EPGs") and access control services for digital transmissions.

We are required under a continuation notice to provide EPG services to other broadcasters on fair, reasonable and non-discriminatory terms and not to favour related companies. Ofcom has consulted on replacing this continuation notice with authorisation conditions under the Communications Act, the deadline for comments on the consultation document having been in March 2004. Ofcom has yet to replace this continuation notice following this consultation and therefore the continuation notice still applies. The Communications Act does not, however, envisage that the manner of regulation of EPGs will change.

Our subsidiary, SSSL, is currently designated a regulated supplier in respect of its activities in providing access control services to third parties on our DTH platform and it is, among other things, subject to the obligation to provide such access control services on fair, reasonable and non-discriminatory terms and not to favour related companies. This designation, set out in a continuation notice, will remain in place for as long as SSSL is considered to have SMP. In November 2003, Oftel commenced a review under the Communications Act to determine whether any provider of access control services has (or, in the case of SSSL, continues to have) SMP. The deadline for comments on the consultation document was in January 2004. Ofcom has yet to publish its conclusions to this consultation; in the meantime, SSSL continues to be subject to the regulatory regime under this continuation notice.

Ofcom's Guidelines and Explanatory Statement for the Provision of Technical Platform Services
In September 2006, Ofcom published revised guidelines on how, in the event of a dispute or complaint, it would normally interpret the requirement on Sky to ensure that its terms, conditions and charges for the provision of "technical platform services" are fair, reasonable and non-discriminatory ("TPS Guidelines"). (The term "technical platform services" is used to refer collectively to conditional access, electronic programme guide listings services, and access control services). The TPS Guidelines took effect from 1 January 2007 and replace the previous guidelines dating from 2002.

The TPS Guidelines set out general principles that Ofcom indicates it would apply in assessing whether the Group has complied with the relevant regulatory conditions requiring it to provide "technical platform services" on fair, reasonable and non-discriminatory terms. These general principles can be summarised as follows:

- the costs that Sky should be entitled to recover from "TPS Customers" should be restricted to costs which it reasonably, necessarily and efficiently incurs in the provision of TPS to those customers or in order to develop and operate the digital satellite platform;
- Sky should be entitled to recover its allowable costs and make a risk adjusted return on its investment;
- costs should only be recovered from those customers that directly cause the costs to be incurred, or that benefit from the costs being incurred; and
- where costs incurred are of benefit to more than one TPS Customer then they should be recovered from each TPS Customer in a way that takes due account of the benefits derived by TPS Customers from those costs being incurred.

The TPS Guidelines also contain guidance on how the "incremental" benefits that a TPS Customer receives from the provision of its chosen mix of "technical platform services" can be measured. Ofcom notes, however, that the Group may choose to adopt different methods for assessing such incremental benefits and characterisation of the costs of various "technical platform services", which Ofcom acknowledges it may also consider to be consistent with the relevant regulatory conditions.

The TPS Guidelines also state that an existing or prospective TPS Customer should be provided with sufficient information to allow it to determine the TPS charges that it would expect to pay without having to enter into a commercial negotiation with Sky. Since December 2006, the Group has therefore published a rate card setting out the charges payable for "technical platform services".

Ofcom Review of Wholesale Digital Television Broadcasting Platforms
In July 2006, Ofcom commenced a review of wholesale digital television broadcasting platforms, which will include an analysis of relevant markets and an assessment of whether any person or persons hold SMP in a relevant market. This review will consider, among other things, the regulatory obligations relating to conditional access, access control and EPG services. At this stage, the Group is not yet able to assess whether, or the extent to which, this review will have a material effect on the Group.

SMP Conditions
In common with all other operators of fixed public electronic communications networks in the UK, Easynet has been determined to have SMP in the market for fixed geographic call termination services on its own network (i.e. services allowing calls originating on another network to be terminated on Easynet's fixed network). A specific condition has been imposed on Easynet pursuant to Section 45 of the Communications Act requiring it to provide call termination to all public communications providers who reasonably request it on fair and reasonable terms, conditions and charges.

The Group benefits from SMP conditions imposed on British Telecommunications plc ("BT") in other relevant markets. These include conditions requiring BT to provide wholesale local access (LLU) services and wholesale broadband access services, which the Group uses to provide broadband services to its customers, as well as wholesale line rental, which the Group intends to use to provide telephony services to its customers from 2008. The conditions imposed on BT in these markets include a requirement to provide Network Access on reasonable request, a requirement not to discriminate unduly and a requirement to publish information about its prices, terms and conditions.

Ofcom is currently conducting a review of the wholesale broadband access market and published a consultation document on 21 November 2006. This consultation document proposed identifying local, as opposed to national, geographic markets for the provision of wholesale broadband access services. This may involve removing regulation altogether in certain areas where BT faces strong competition from other players, notably Virgin Media. Ofcom has indicated that it is planning to publish a further consultation document this year before reaching a concluded view on its proposals.

Ofcom is also planning to carry out a review of fixed narrowband services (including wholesale line rental) before spring 2008.

The Group also benefits from SMP conditions imposed on National Grid Wireless (formerly Crown Castle) and Arqiva (formerly ntl:Broadcast) in relation to the provision of wholesale broadcasting transmission services, which the Group benefits from (via the provision by NGW of a managed transmission service) to broadcast its services on the DTT platform. The conditions imposed include a requirement to provide Network Access to masts and sites on reasonable request, a requirement not to unduly discriminate and a requirement to provide Network Access on cost oriented terms. NGW was recently acquired by Macquarie UK Broadcast Ventures Limited (which also owns Arqiva). This transaction is currently being reviewed by the Office of Fair Trading ("OFT").

On 19 June 2007, Ofcom published the conclusions of its review of the pricing of spectrum for terrestrial broadcasting. To date, transmission service providers who use spectrum for the purposes of DTT have only had to pay administrative cost-based fees for their use of the spectrum. Ofcom has decided that, from 2014, a system of Administrative Incentive Pricing will be introduced, which will involve charging annual fees for the holding of a spectrum that reflects the opportunity cost of the holding of that spectrum. The effect of this new system may be that transmission service providers become liable to pay more than they currently do for their use of the spectrum, which could have an impact on the amount the Group pays for broadcasting transmission services.

Enforcement of General Conditions, SMP Conditions, Access-related Conditions and Continued Licence Conditions
Any breach of the General Conditions, SMP Conditions or Access-related conditions could result in Ofcom issuing a direction against us to rectify the breach and a failure to comply with such direction could result in the imposition of a fine or, ultimately, the suspension of the Group's right to provide the relevant network, services or facilities. Generally, any decision by Ofcom to impose new obligations on the Group, or any remedial direction or fine would be amenable to appeal to the Competition Appeal Tribunal or, if no appeal is available, could be challenged by way of judicial review before the courts.

The continued licence conditions relating to EPG services and access control services are enforceable by Ofcom using enforcement powers under the Telecommunications Act 1984.

Dispute resolution
In addition to providing for the imposition by Ofcom of specific regulatory obligations, the Communications Act also imposes a duty on Ofcom to resolve certain disputes relating to the provision of Network Access (as defined by Section 151(3) of the Communications Act). In resolving such disputes, Ofcom has the power to do one or more of the following:

- to make a declaration setting out the rights and obligations of the parties to the dispute;
- to give a direction fixing the terms and conditions of transactions between the parties to the dispute;
- to give a direction imposing an obligation, enforceable by the parties to the dispute, to enter into a transaction between themselves on the terms and conditions fixed by Ofcom; and
- to give a direction, enforceable by the party to whom the sums are to be paid, requiring the payment of sums by way of adjustment of an underpayment or overpayment.

Transmission standards
The use of standards for the transmission of television signals is governed by the Electronic Communications Directives (notably the Access and Universal Services Directives), which require EU Member States to impose transmission standards on broadcasters of television services. These requirements on technical standards have been implemented in the UK by The Advanced Television Services Regulations 2003 and are administered by Ofcom.

Recognised Spectrum Access
Ofcom has introduced a system for the management of spectrum under the Communications Act, which is intended to enhance the efficiency of spectrum use through liberalisation of use and trading in spectrum, whilst protecting the quality of spectrum. This regime may include a voluntary system of Recognised Spectrum Access ("RSA"), which would afford some protection from interference for satellite downlinks and would include a charging mechanism for the use of relevant spectrum. Ofcom has announced that it intends to consult the public on the application of RSA to satellite downlinks, for which no date is currently set.

Irish Law
We are currently not regulated by the Irish national communications regulatory authority, ComReg. In June 2003, ComReg clarified that it would not, for the time being, seek to regulate the provision of access to broadcasting networks (or the delivery of content services to end users) in Ireland under the Electronic Communications Directives.

Broadcasting Regulation
EC law
The Television Without Frontiers Directive and the Audiovisual Media Services without frontiers Directive
The EC Television Without Frontiers Directive 1989 ("TWF Directive"), as revised in 1997, sets out certain basic principles for the regulation of television broadcasting activity in the EU.
The TWF Directive includes, amongst other things:
- a 'country of origin' principle to ensure that broadcasters are not required to comply with different rules in different EU Member States. Instead, each broadcaster is subject to the primary jurisdiction only of its "home" Member State, determined in accordance with criteria laid down in the TWF;
- rules governing the proportion of transmission time that must be reserved for European works and for European works created by producers who are independent of broadcasters;
- 'qualitative' rules governing the substance of advertising and the standards that must be complied with and 'quantitative' rules regulating the insertion of advertising between or during programmes and/or specifying the maximum duration of advertising;
- rules to ensure that broadcasters do not broadcast on an exclusive basis events which are seen as being of major importance for society, including sporting events, in such a way as to deprive a substantial proportion of the public of the possibility of following such events via live coverage or deferred coverage on free television; and
- rules to ensure the protection of minors and the prevention of incitement to hatred on grounds of race, sex, religion or nationality.

The UK has adopted a variety of measures to give effect to the requirements of the TWF Directive, including conditions in broadcasting licences. Further details on the broadcasting licensing regime in the UK are set out below.

Government regulation
continued

On 24 May 2007, political agreement was reached on a new Audiovisual Media Services without frontiers Directive ("AVMS Directive"), which will replace the existing TWF Directive. The AVMS Directive is expected to enter into force before the end of 2007. The EU Member States will then be given 24 months in which to transpose the new provisions into national law, so the new rules are likely to apply from some time in 2009.

The AVMS Directive will cover all audiovisual media services, irrespective of the technology used to deliver the service, including both scheduled and on-demand services. However, the rules relating to 'on demand' content are limited to safeguarding essential public interests such as protecting minors, encouraging cultural diversity, preventing incitement to hatred and basic consumer protection rules. The AVMS Directive will relax rules on the amount and timing of television advertising. It also sets out clear rules on product placement, obliging broadcasters to inform consumers when it takes place and excluding product placement from news, current affairs and children's programmes.

Broadcasting Act licences
In the UK, the provisions of the TWF Directive are implemented, to a large extent, via the Broadcasting Acts 1990 and 1996. The Broadcasting Acts also contain additional provisions of national law, beyond the matters required to be covered by the TWF Directive.

The Group is required to hold licences issued under the Broadcasting Act 1990 and the Broadcasting Act 1996 (together, the "Broadcasting Acts") in relation to its provision of broadcasting services. Compliance with the conditions attaching to these licences is enforced by Ofcom.

We and our broadcasting joint ventures each currently hold a Television Licensable Content Services ("TLCS") licence for each of our respective channels and for a number of other broadcasting services, including our EPG on digital satellite. A TLCS licence permits a channel to be broadcast on cable, DSL and satellite, but does not confer on a TLCS licensee the right to use any specific satellite, transponder or frequency to deliver the service. TLCS licences are granted for an indefinite duration (for so long as the licence remains in force) and new licences are issued by Ofcom if certain minimum objective criteria are met.

We also hold a Digital Television Programme Services ("DPS") licence, which is required for the distribution of our channels via DTT, and a Digital Television Additional Services ("DAS") licence for the distribution of other services (including Sky Text) on DTT. In February 2007, the Group announced that it is developing plans for the launch of a subscription television service on DTT, to replace its current three DTT channels. An application to amend Sky's DPS licence was submitted to Ofcom in April 2007, which has indicated that it intends to conduct a public consultation later this year on this application, and that it expects to conclude the consultation review early next year.

In common with all television broadcasting licences issued by Ofcom, our licences require us to comply with any relevant codes and directions issued by Ofcom from time to time. The following codes and guidance have been published by Ofcom (or its predecessors):

- *Broadcasting Code*: this includes requirements relating to, among other things, the impartiality and accuracy of news programming, the protection from harm and offence and the portrayal of sex and violence;
- *Guidance on the amount and distribution of advertising;*
- *Cross Promotions Code*: this is designed to ensure that cross-promotions on television are distinct from advertising and are limited to informing viewers of services likely to be of interest to them as viewers. The Code allows broadcasters to promote "broadcasting-related services" in promotional airtime subject to the requirement that the promotion is provided for no consideration. No consideration will be presumed to have passed where the promoting channel has a shareholding of 30% or more in the promoted channel (or vice versa). The Code also contains additional rules, applicable only to ITV1, Channel 4 and five, requiring all references to digital retail television services or digital television broadcasting platforms to be on an equal and impartial basis;
- *Code on Sports and other Listed Events*: the Broadcasting Act 1996 (as amended by the Communications Act) provides that no UK broadcaster may undertake the exclusive live broadcast of certain sporting or other events of national interest designated by the Secretary of State from time to time ("Listed Events"), whether on a free-to-air basis or subscription basis, without the prior consent of Ofcom. The effect of these rules is that many leading sports events cannot be shown exclusively live on pay television in the UK. The Code on Sports and other Listed Events was drafted by the Independent Television Commission ("ITC"), Ofcom's predecessor, and sets out how the ITC (and now Ofcom) will apply the rules on Listed Events. In September 2005, the Secretary of State for Culture, Media and Sport indicated that a review of listed events is likely to take place around 2008/09:
- *Code on Television Access Services*: the Communications Act prescribes certain annual targets for television access services (subtitling, audio description and signing) that broadcasters' licensed channels must meet. The Code on Television Access Services sets out Ofcom's guidance on ensuring compliance with these requirements. The Code requires broadcasters to provide quarterly returns on their compliance. In 2006, all of Sky's channels, except Sky Box Office exceeded their relevant target. Sky is taking measures in 2007 to address the shortfall on Sky Box Office in 2006, in agreement with Ofcom. In May 2007 Ofcom published a consultation document reviewing the provision of signing services by "low-audience" channels, with a view to considering whether some "low-audience" channels should be excluded from these signing obligations and whether alternative arrangements would provide greater benefits to audiences. The deadline for the consultation is the end of July 2007; and
- *Code on Electronic Programme Guides*: this requires all providers of EPGs licensed under the Broadcasting Acts to give public service channels (which currently comprise all BBC television channels, ITV1, Channel 4, five, and S4C Digital and the digital public teletext service) such degree of prominence as Ofcom considers appropriate. The Code also requires that undue prominence is not given on an EPG to channels connected to the EPG operator, that an objective policy for allocating listings on the EPG is maintained and published; and that there is no requirement for exclusivity on an EPG for any service.

As noted above, the TWF Directive includes rules governing, amongst other things, the proportion of transmission time that must be reserved for European works and for European works created by producers who are independent of broadcasters. Specifically, the TWF Directive requires each EU Member State to ensure "where practicable and by appropriate means" that broadcasters falling under its jurisdiction reserve (a) a majority of their transmission time for European works and (b) at least 10% of their transmission time or, at the discretion of the Member State, at least 10% of their programming budget for European works created by producers who are independent of broadcasters (in relation to (b), an adequate proportion of such works should be produced within the five years preceding the transmission). The term "where practicable and by appropriate means" is not defined in the TWF Directive and is left for the interpretation of each Member State. In applying these requirements, broadcast time covering news, games, advertisements, sports events, teletext and teleshopping services is excluded.

A condition requiring licensees to comply with these requirements, where practicable, and having regard to any guidance issued by Ofcom, is contained in all Broadcasting Act licences. On 10 February 2005, Ofcom published guidance in relation to compliance with the requirements in the TWF Directive. Ofcom's guidance requires television broadcasters, who consider that it would not be practicable to meet one or more of the quota requirements, to explain why to Ofcom, which will advise whether any remedial measures are necessary.

A number of our channels currently meet the relevant quota requirements for both European works and European independent products. Some of our channels only meet one of the relevant quotas and some do not meet either quota. For those channels that do not currently reserve the relevant proportion of relevant transmission time to European works or to European independent productions, it may not be practicable to do so, in which case those channels would still comply with the condition in their Broadcasting Act licences. Ofcom has not advised that any remedial measures are necessary in respect of those channels, nor has it advised that it does not accept that it is not practicable for any of these channels to meet the relevant quota requirements.

Enforcement of Broadcasting Act licences
If a licensee is found to be in breach of a condition of its Broadcasting Act licence, Ofcom may issue a direction requiring compliance with the relevant licence condition and may impose a fine. Ofcom also has the ultimate power to revoke a broadcaster's Broadcasting Act licence where it is found to be in breach of its licence (if no other remedies are considered appropriate). Any decision by Ofcom finding a licensee to be in

breach of a condition of a Broadcasting Act licence, including a decision to impose a fine or revoke the licence, could be challenged by way of judicial review before the courts.

Media ownership rules
There are various rules in the Broadcasting Act 1990 (as amended) and the Communications Act governing media ownership. These rules currently preclude us (for as long as the Group is ultimately owned as to over 20% by News Corporation or another member of the same group) from acquiring more than a 20% interest in any Channel 3 licence (which covers the 15 regional ITV1 licences and GMTV).

In addition to the media ownership rules governing who can hold a Broadcasting Act licence, Ofcom is also required under the Communications Act to carry out a review whenever a change of control takes place in relation to the holder of certain Broadcasting Act licences, including the Channel 3 licences and the licence for five. Ofcom will review the likely effects of such a change of control on the licensed services, for example in relation to the time available for and scheduling of original productions and news and current affairs programmes. Ofcom has the power to vary the licence holder's licence to address any concerns that it may have following such a review. In November 2006, Ofcom announced that it would consider whether Sky's acquisition of a 17.9% stake in ITV plc represented a change in control of one or more of the licences in ITV plc. Ofcom has yet to reach a decision on this review.

In April 2006, Ofcom published guidance on the "definition of control of media companies". This guidance sets out the matters which Ofcom will take into consideration when assessing "control" in this context, and the procedure it will follow when investigating whether "control" exists.

Public Service Broadcasting
As part of its review of public service broadcasting, which concluded in February 2005, Ofcom made a number of proposals, one of which was the creation of a 'Public Service Publisher' ("PSP"), a new publicly-funded service, which Ofcom considers would ensure a continued plurality in the provision of public service broadcasting after digital switchover. Ofcom contemplates three possible sources of funding for the PSP: general taxation, an enhanced television licence fee, or a tax on the turnover of UK licensed broadcasters. It is therefore possible, if the Government and Parliament were to accept the PSP proposition and fund it under the broadcaster tax model, that the Group would be required to contribute to such funding. Ofcom published a discussion paper on 24 January 2007, in which it suggested that the PSP would require initial funding of £50 to £100 million annually. Ofcom stated that it would explore with Government and other public bodies the prospects for funding PSP-type projects.

The Government has confirmed (in its White Paper entitled "A public service for all: the BBC in the digital age" published in March 2006) that a review of whether there is a case for providing funding to recipients beyond the BBC (such as Ofcom's proposed PSP) will take place before the end of the BBC Charter period (i.e. before 2016) and possibly sooner.

In conjunction with this review, Ofcom has been conducting a financial review of Channel 4, notably in relation to the funding of its public service broadcasting obligations. In July 2007, Ofcom published a statement, in which it indicated that it proposed to monitor Channel 4's financial performance and public service remit closely, to keep under review the medium-long term case for further public financial support for Channel 4 (and ruling out the option under which Channel 4 should not receive further support for the foreseeable future). Ofcom also indicated that it may be appropriate for the Government to consider Channel 4's requests for (additional) short term support for the period up to 2011-12, given that (and subject to the application of the relevant competition rules) short term measures would, in Ofcom's view, be appropriate if they helped Channel 4 avoid making reductions in its public service delivery in response to uncertainty about its financial position.

Co-regulation/self-regulation
Ofcom has contracted out responsibility for the regulation of the content of television advertising to the Advertising Standards Authority ("ASA"), a self-regulatory body. The Television Advertising Standards Code, which sets out the rules governing the content of television advertising, applies to all Broadcasting Act licensees and is enforced by the ASA. Ofcom retains a backstop power to enforce compliance with the standards in the Code.

The Sky Talk and Sky Broadband services are also registered with the telecommunications ombudsman service Otelo, with the consequence that Sky's customers may complain to Otelo about the services they are receiving and Otelo will investigate and decide what action should be taken. As a member of the Ombudsman scheme, Sky has agreed to honour Otelo's decisions.

The Group is a member of the Internet Watch Foundation, which provides a UK hotline for users to report potentially illegal content, specifically child abuse images hosted anywhere in the world or content hosted in the UK which is either criminally obscene or could incite racial hatred.

Irish law
Even though our channels are broadcast in the Republic of Ireland we do not hold any Irish broadcasting licences, as a result of the operation of the "country of origin" principal contained in the TWF (and AVMS) Directive.

A list of designated events in Ireland has been defined under the Irish Broadcasting (Major Events Television Coverage) Act 1999 (Designation of Major Events) Order 2003. The effect of these rules is that many leading sports events cannot be shown exclusively live on pay television in Ireland.

Betting and gambling
We carry out our betting and gambling activities through two Group companies, Hestview Limited ("Hestview") and Bonne Terre Limited ("Bonne Terre").

Hestview currently carries out its betting activities under a UK bookmakers permit issued in accordance with the Betting, Gaming and Lotteries Act 1963. From September 2007, the existing system for licensing betting activities will be replaced by a new licensing regime under the Gambling Act 2005. The new rules will be enforced by the Gambling Commission. Hestview has applied to the Gambling Commission for a remote betting licence.

Bonne Terre, a company registered in Alderney, carries out its gambling activities under a licence granted by the Alderney Gambling Control Commission under the terms of the Gambling Ordinance 2006 and is regulated by that body.

Competition (anti-trust) law
We are subject to the EC competition law regime and to the national competition law regimes in the countries in which we operate.

EC competition rules
Anti-competitive agreements
Article 81(1) of the EC Treaty prohibits agreements and concerted practices between undertakings which may affect trade between EU Member States and which have as their object or effect the prevention, restriction or distortion of competition within the EU. An agreement may infringe Article 81(1) only if it is likely to have an appreciable effect on competition. Agreements which fall within the scope of Article 81(1) will not be prohibited where they meet the criteria set out in Article 81(3), that is, where they improve the production or distribution of goods or promote technical or economic progress, provided that consumers receive a fair share of the resulting benefit, competition is not substantially eliminated and the agreement does not contain unnecessary restrictions.

Abuse of a dominant position
Article 82 of the EC Treaty prohibits the abuse by one or more undertakings of a dominant position in the EU or a substantial part of it, insofar as the abuse may affect trade between EU Member States.

Enforcement of Articles 81 and 82
Articles 81 and 82 may be enforced by the European Commission, designated national competition authorities in each of the EU Member States and/or by the national courts in each of the EU Member States.

Infringement of Articles 81 or 82 may result in significant consequences including fines, voidness or unenforceability of infringing agreements, prohibition of infringing conduct, potential liability to third parties (notably for damages) and/or the potential for involved directors to be disqualified.

Investigation of Football Association Premier League agreements
The European Commission's investigation into the FAPL's joint selling of exclusive broadcast rights to football matches concluded with the European Commission's adoption, in March 2006, of a decision making commitments offered by the FAPL legally enforceable. These commitments (a non-confidential version of which has been made available to third parties) are to remain in force until June 2013 and thus applied to the FAPL's auction of media rights for the 2007/08 to 2009/10 seasons and will apply to subsequent auctions of rights. Among other things, commitments provide for the FAPL to sell a number of packages of media rights, showcasing the League as a whole throughout each season. They provide for live TV rights to be sold in six balanced packages, with no one bidder allowed to buy all six packages and packages being sold to the highest standalone bidder. The commitments also create more evenly balanced packages of rights and increase the availability of rights via the internet and via mobile phones.

The Group has been awarded four of the six packages of rights to show live coverage of FAPL football matches in the UK for the 2007/08 to 2009/10 seasons.

The decision is binding on the FAPL for the duration of the commitments, but does not bind national competition authorities or national courts. The Commission's decision does not address competition issues which may arise from contracts for rights in relation to FAPL matches from the 2007/08 season onwards; any such issues could be assessed separately under the competition rules at either European or national level.

Mergers
The European Commission regulates mergers, full function joint ventures (i.e. ones which perform on a lasting basis all the functions of an autonomous economic entity) and the acquisition of holdings which confer decisive influence over an undertaking and which meet certain turnover thresholds specified in the EC Merger Regulation. Such transactions may not be carried out without prior approval of the European Commission. Where the European Commission has jurisdiction to review a transaction under the EC Merger Regulation, national authorities in the EU Member States do not normally have jurisdiction to apply their own competition laws to the same transaction. However, Member States may continue to apply their national laws to mergers, where such laws are directed at securing other public interest objectives (for example, the plurality of the media) and are compatible with EC law.

Sector inquiries
The European Commission also carries out sector inquiries into sectors of the economy where it considers that a market does not seem to be working as well as it should. Sector inquiries may lead the European Commission to open specific investigations under Article 81 or Article 82.

UK competition rules
Anti-competitive agreements
Section 2(1) of the Competition Act 1998 (the "Chapter I prohibition") prohibits agreements or concerted practices which may affect trade within the UK and which have the object or effect of preventing, restricting or distorting competition within the UK. An agreement will only infringe the Chapter I prohibition if it is likely to have an appreciable effect on competition. Agreements which fall within the scope of the Chapter I prohibition will not be prohibited where they meet specific statutory criteria, that is, where they improve the production or distribution of goods or promote technical or economic progress, provided that consumers receive a fair share of the resulting benefit, competition is not substantially eliminated and the agreement does not contain unnecessary restrictions.

Abuse of a dominant position
Section 18(1) of the Competition Act 1998 (the "Chapter II prohibition") prohibits the abuse by one or more undertakings of a dominant position in the UK or a substantial part of it, insofar as the abuse may affect trade within the UK.

Enforcement of the Chapter I and II prohibitions
The Chapter I and II prohibitions may be enforced by the OFT, one of the sector regulators (in the case of the communications sector, Ofcom) or the UK courts.

The Chapter I and II prohibitions must be interpreted in a manner that is consistent with Articles 81 and 82 of the EC Treaty.

Infringement of the Chapter I or II prohibitions may result in significant consequences including fines, voidness or unenforceability of infringing agreements, prohibition of infringing conduct, potential liability to third parties (notably for damages) and/or the potential for involved directors to be disqualified.

Legal proceedings initiated by Virgin Media group
In April 2007, Virgin Media Communications Limited, Virgin Media Television Limited and Virgin Media Limited issued proceedings in the High Court in England and Wales against British Sky Broadcasting Group plc and British Sky Broadcasting Limited, alleging that the Group has infringed Article 82 EC and the Chapter II prohibition by pursuing an anti-competitive strategy designed to weaken Virgin Media group, which allegedly entailed (i) a constructive refusal to supply the Group's basic pay television channels to Virgin Media group for supply via Virgin Media group's cable network in the UK; (ii) a refusal to pay fair prices for the right to carry Virgin Media group's television channels as part of the Group's retail channel offering; and (iii) the Group's purchase of a significant shareholding in ITV plc (which purchase, it is alleged, was designed principally to damage Virgin Media group's ability to compete in the supply of pay television services, by preventing Virgin Media group from obtaining access to attractive programming content).

Virgin Media group seeks from the Court a declaration that the Group occupies a dominant market position in specified pay TV retail and purchasing markets in the UK and that the Group has, by its conduct as alleged, abused its dominant position(s) contrary to Article 82 EC and the Chapter II prohibition on these relevant markets. Virgin Media group also seeks mandatory injunctions requiring the Group to transact with Virgin Media group on fair and/or non-discriminatory terms for the supply of the Group's basic pay television channels to Virgin Media and for the licensing of Virgin Media group's television channels, for on-supply to the Group's subscribers. Virgin Media group also seeks damages to compensate it for its alleged losses arising from the Group's alleged conduct.

The Group intends to defend the proceedings vigorously and submitted its defence to the High Court on 2 July 2007 denying Virgin Media group's allegations that it had infringed Article 82 EC or Chapter II prohibition. It is, at this stage, too early to estimate the likely outcome of the proceedings.

Mergers
The framework for the assessment of mergers under UK law is set out in Part 3 of the Enterprise Act. A relevant merger situation (i.e. a transaction which involves a change of control between previously distinct enterprises) qualifies for investigation by the OFT where it satisfies either a share of supply test or a turnover test. There is no requirement to notify mergers to the OFT nor to obtain prior regulatory clearance, although the OFT has the power to investigate mergers on its own initiative.

Where the OFT reasonably believes that a relevant merger situation has or may have been created, or may be created in future, and has resulted or may be expected to result in a substantial lessening of competition, it has a duty to refer the merger to the CC for further investigation. The OFT may accept remedies offered by the parties instead of making a reference to the CC.

If a reference is made, the CC will decide whether a relevant merger situation has arisen and, if so, whether the relevant merger situation would substantially lessen competition and, if so, will either prohibit the merger or impose appropriate remedies.

In relation to media mergers (i.e. mergers involving newspaper and/or broadcasting enterprises), the Secretary of State also has the power to intervene on the basis of specified public interest grounds including relating to media plurality. Where the Secretary of State issues an intervention notice, the OFT will investigate the competition/jurisdictional issues and Ofcom will investigate the public interest issues relating to the merger. The Secretary of State will then decide whether to refer the transaction to the CC. The Secretary of State is required to follow the OFT's findings on competition/jurisdiction. In cases where a reference is made, the CC will investigate both the competition and relevant public interest aspects of the merger and will report its findings to the Secretary of State. Ofcom may also give further advice to the Secretary of State. The Secretary of State will then decide whether the merger operates, or may be expected to operate, against the public interest and, if so, will decide on appropriate remedies. The Secretary of State must accept the CC's findings on competition/jurisdiction, where relevant.

Merger investigation of the Group's acquisition of a shareholding in ITV plc
On 24 May 2007, the Secretary of State formally referred to the CC for investigation a possible relevant merger situation arising from the Group's acquisition of a 17.9% shareholding in ITV plc. The CC is now required to examine the transaction and to decide whether a relevant merger situation has arisen; and, if so, whether that situation has resulted or may be expected to result in a substantial lessening of competition in any relevant market; whether certain media public interest considerations specified in the Secretary of State's intervention notice are relevant to a consideration of the relevant merger situation; and, taking account only of any substantial lessening of competition and the media public interest consideration concerned, the creation of the relevant merger situation operates or may be expected to operate against the public interest. The Secretary of State's intervention notice specified the relevant public interest consideration as being the need, in relation to every different audience in the UK or in a particular area or locality of the UK, for there to be a sufficient plurality of persons with control of the media enterprises serving that audience. If, at the end of its investigation, the CC reaches adverse conclusions, then that is likely to result in the imposition of remedies, which could require the Group to observe behavioural rules, or to divest part of its shareholding in ITV plc. The CC is presently expected to report to the Secretary of State by early November 2007.

Market investigations
Part 4 of the Enterprise Act makes provision for a system of market investigations by the CC. The OFT (or in relation to the communications sector, Ofcom) may make a market investigation reference to the CC where it has reasonable grounds for suspecting that any feature, or combination of features, of a market in the UK for goods or services prevents, restricts, or distorts competition in connection with the supply or acquisition of any goods or services in the UK or part of the UK. Instead of making a reference to the CC, the OFT or Ofcom may accept remedial undertakings from the companies concerned.

Where the OFT (or, in relation to the communications sector, Ofcom) makes a market investigation reference to the CC, the CC will conduct a detailed investigation. The CC may decide that remedial action is required if it finds that there is an adverse effect on competition in a market under investigation. Ultimately, the CC has extensive powers to impose remedial action, including requiring divestments, requiring the licensing of know-how or intellectual property, requiring firms to discontinue/adopt certain practices or restraining the way firms would otherwise behave (e.g. imposing price caps).

Ofcom market investigation of pay TV industry
On 20 March 2007, Ofcom announced that it will investigate the UK pay TV industry, following receipt and consideration of a submission from various industry participants (BT, Setanta, Top Up TV and Virgin Media). Following this investigation, which will include obtaining information from market participants, Ofcom will decide whether to make a market reference under the Enterprise Act 2002 (the "Enterprise Act") to the CC, which would be on the basis that it has reasonable grounds for suspecting that any feature, or combination of features, of any market in the UK prevents, restricts or distorts competition in connection with the supply of pay TV services in the UK. Ofcom will also consider whether any concerns would be better addressed either using its sectoral powers under the Communications Act or its powers under the Competition Act. Ofcom has stated that its investigation will be concerned with features of the market, including control over content, ownership of distribution platforms, retail subscriber bases and vertical integration, and that, following its assessment of the market, it will decide whether to make a market investigation reference to the CC. The Group is presently co-operating with Ofcom's investigation.

In addition, the National Consumer Council, which is a designated consumer body under the Enterprise Act, has indicated that it is considering making a "super-complaint" to Ofcom in relation to the provision of pay TV services in the UK. A "super-complaint" is a complaint that "any feature or combination of features of a market in the UK for goods or services is or appears to be significantly harming the interests of consumers". If Ofcom decides to accept such a "supercomplaint", this can lead to a market study being made into the issues raised, a market investigation reference being made to the CC (of the type Ofcom itself has announced it is considering), or other enforcement action under its competition or consumer powers.

Irish competition rules
Our operations in Ireland are subject to the Irish competition law regime which regulates anti-competitive agreements, abuses of a dominant position and mergers.

Environmental regulation
We are subject to environmental regulations that require our compliance. Failure to meet the requirements of such regulations may lead to fines being incurred or damage to our brand image.

Recent regulations based on EU Directives, notably the Waste Electrical and Electronic Equipment Directive ("WEEE Directive") and the Restriction on the use of certain Hazardous Substances in electrical and electronic equipment Directive ("RoHS Directive") necessitate the removal of stipulated hazardous substances from products placed on the market after mid 2005 within set timeframes and the recovery and recycling of electrical products to specified levels. Both Directives apply to our purchase and supply of set-top boxes and related equipment and require registrations to be completed by us, our suppliers and retailers.

Other changes in the categorisation, segregation, storage and removal of certain hazardous wastes require us to register sites that produce such wastes. Without registration, hazardous wastes are not able to be removed from site for disposal. Incorrect disposal may lead to regulatory action.

We track draft environmental directives and regulations to establish their applicability to the business and enable an appropriate response to be planned and implemented.

Financial review

Introduction

The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements, including the related notes, included within this Annual Report. The consolidated financial statements have been prepared in accordance with IFRS, which differs in certain respects from US GAAP. Note 31 to our consolidated financial statements provides a description of the significant differences between IFRS and US GAAP as they relate to the Group, and provides a reconciliation from IFRS to US GAAP.

Overview and recent developments

During the year ended 30 June 2007 ("the current year"), total revenue increased by 10% to £4,551 million, compared to the year ended 30 June 2006 ("the prior year"). Operating profit for the current year was £815 million, resulting in an operating profit margin of 18%, compared to 21% in the prior year. Profit for the year was £499 million, generating basic earnings per share of 28.4 pence, compared to 30.2 pence in the prior year.

At 30 June 2007, the total number of DTH subscribers in the UK and Ireland was 8,582,000, representing a net increase of 406,000 subscribers in the current year. At 30 June 2007, the total number of Sky+ subscribers was 2,374,000, representing 28% of total subscribers. This represents growth in Sky+ subscribers of 821,000 in the current year. The number of Multiroom subscribers also continued to grow strongly, increasing by 296,000 in the current year to 1,343,000; 16% penetration of total DTH subscribers. The Group launched HD on 22 May 2006, and at 30 June 2007 the total number of Sky HD subscribers was 292,000. To date HD is our fastest selling additional television product.

DTH churn for the current year was 12.4% (2006: 11.1%). We define DTH churn as the number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription). The increase on the prior year reflected the decision made during the current year not to renew viewing package discounts and to improve price transparency.

Cable subscribers decreased to 1,259,000 compared to 3,898,000 in the prior year. This reflects both a further reduction in the number of cable television subscribers to Sky's Premium Channels and the effect of Virgin Media, the cable retailer, ceasing to carry Sky's basic channels on its platform, following the expiry of an agreement at the end of February 2007. During the current year we concluded wholesale distribution agreements with Tiscali and a number of regional cable operators.

On 17 July 2006, the Group launched a broadband service for its DTH subscribers. The total number of retail broadband subscribers at 30 June 2007 was 716,000. By the end of the current year, we had unbundled 1,150 telephone exchanges (representing 70% network coverage). The number of subscribers to our telephony package, Sky Talk, reached 526,000 by the end of the current year.

On 17 November 2006, we acquired 696 million shares in ITV plc, representing 17.9% of the issued share capital of ITV plc, at a price of 135 pence per share. The total consideration paid amounted to £946 million, and was funded from our existing cash balances and our previously undrawn revolving credit facility. This investment is currently being reviewed by Ofcom and the CC (for further details see the Government Regulation section).

On 23 January 2007, we announced that all the conditions of our offer for the entire issued share capital of 365 Media had been satisfied or waived, and accordingly the offer was declared unconditional in all respects. The total consideration paid amounted to £105 million, and was principally funded from our existing cash balances. The acquisition of 365 Media is intended to enhance our existing online strategy, by adding to our portfolio of online assets, increasing our exposure to high growth revenue streams and providing a broader platform to promote our gaming and betting activities as well as our other sports related offerings.

Corporate

The Board of Directors is proposing a final dividend of 8.9 pence per ordinary share, resulting in a total dividend for the year of 15.5 pence, representing growth of 27% over the prior year full year dividend. The ex-dividend date will be 24 October 2007 and, subject to shareholder approval at the Company's Annual General Meeting, the dividend will be paid on 16 November 2007 to shareholders of record on 26 October 2007.

During the year, we repurchased and cancelled 38 million shares for a total consideration of £214 million, including stamp duty and commissions, which completed the authority granted on 4 November 2005. For further details see note 24 to the consolidated financial statements.

On 16 October 2006, we repaid the first bond we issued. The US$300 million bond carried a coupon of 7.3% and was issued in October 1996.

On 3 April 2007, the Group established a Euro Medium Term Note Programme (the "EMTN Programme"). The EMTN Programme provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the EMTN Programme is £1 billion.

On 14 May 2007, the Group issued Eurobonds consisting of £300 million Guaranteed Notes paying 6.000% interest and maturing on 14 May 2027. The Eurobonds were issued under the Group's EMTN Programme. The net proceeds of the offering were used to repay existing drawings under the Group's revolving credit facility, to refinance maturing bond debt and for general corporate purposes.

Operating results

Revenue

Our revenue is principally derived from retail subscription, wholesale subscription, advertising on our wholly-owned channels, the provision of interactive betting and gaming, and installation, hardware and servicing.

Our retail subscription revenue is a function of the number of DTH subscribers, the mix of services provided and the rates charged. Revenue from the provision of pay-per-view services, which include Sky Box Office, is included within retail subscription or wholesale subscription revenue, as appropriate. Retail subscription revenue also includes retail broadband subscription and Sky Talk revenue.

Our wholesale subscription revenue, which is revenue derived from the supply of Sky Channels to cable platforms, is a function of the number of subscribers on cable operators' platforms, the mix of services taken by those subscribers and the rates charged to those cable operators. We are currently a leading supplier of premium pay television programming to cable operators in the UK and Ireland for re-transmission to cable subscribers, although cable operators do not carry all Sky Channels.

Our advertising revenue is mainly a function of the number of commercial impacts, defined as individuals watching one thirty-second commercial on our wholly owned channels, together with the quality of impacts delivered and overall advertising market conditions. Advertising revenue also includes net commissions earned by us from the sale of advertising on those third-party channels for which we act as sales agent.

Sky Bet revenue represents our income in the period for betting and gaming activities, defined as amounts staked by customers less betting payouts.

Installation, hardware and service revenue includes income from set-top box sales and installation (including the sale of HD, Sky+ and Multiroom set-top boxes, and broadband), service calls and warranties.

Other revenue principally includes income from online advertising, telephony income from the use of interactive services (e.g. voting and games), text services, conditional access and access control income from customers on the Sky digital platform, technical platform service revenue, electronic programme guide fees, the provision of business broadband, network services and customer management service fees.

Operating expense

Our operating expense arises from programming, transmission and related functions, marketing, subscriber management and administration costs.

Programming costs include payment for: (i) licences of television rights from certain US and European film licensors including the results of foreign exchange programme hedges; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels to DTH subscribers. The methods used to amortise programming inventories are described in the "Critical Accounting Policies" section below.

Under our pay television agreements with the US major movie studios, we generally pay a US dollar-denominated licence fee per movie calculated on a per movie subscriber basis, subject to minimum guarantees, which were exceeded some time ago. During the year, we managed our US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange contracts and currency options (collars) for up to five years ahead (see note 22 to the consolidated financial statements). The Group offered multiplexed versions of our movie channels on the DTH platform and on digital cable which incurred no additional variable rights fees.

Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per subscriber for each channel, the fee in some cases being subject to periodic increases, or we pay a fixed fee or no such fee at all. A number of our distribution agreements are subject to minimum guarantees, which are linked to the proportion of the total number of subscribers receiving specific packages. Our costs for carriage of the Sky Distributed Channels will (where a monthly per subscriber fee is payable) continue to be dependent on changes in the subscriber base, contractual rates and/or the number of channels distributed.

Transmission and related functions costs are primarily dependent upon the number and annual cost of the satellite transponders that we use. Our transponder capacity is primarily acquired from the SES Astra and Eutelsat Eurobird satellites. Transmission and related functions costs also include the costs associated with transmission, uplink and telemetry facilities and the costs of operating the Group's broadband network and Sky Talk product.

Marketing costs include: (i) above-the-line spend (which promotes our brand and range of products and services generally); (ii) below-the-line spend (which relates to the growth and maintenance of the subscriber base, including commissions payable to retailers and other agents for the sale of subscriptions and the costs of our own direct marketing to our existing and potential subscribers); and (iii) the cost of providing and installing digital satellite reception equipment to customers in excess of the relevant amount actually received from customers for such equipment and installation.

Subscriber management costs include customer management costs, supply chain costs and associated depreciation. Customer management costs are those associated with managing new and existing subscribers, including subscriber handling and subscriber bad debt costs. Supply chain costs relate to systems and infrastructure and the installation costs of satellite reception equipment and installation costs of new products purchased by subscribers such as HD, Sky+ and Multiroom set-top boxes, including smartcard costs. Customer management costs and supply chain costs are largely dependent on DTH subscriber levels and additions to subscribers in the year.

Administration costs include depreciation, channel management, facilities, other central operational overheads and the expense recognised for awards granted under our employee share option schemes.

For certain trend information related to our revenue and operating expense, see the "Trends and other information" section below.

Financial and operating review

2007 fiscal year compared to 2006 fiscal year

Revenue

The Group's revenue can be analysed as follows:

For the year to 30 June	2007 £m	%	2006 £m	%
Retail subscription	3,406	75	3,157	76
Wholesale subscription	208	4	224	6
Advertising	352	8	342	8
Sky Bet	47	1	37	1
Installation, hardware and service	212	5	131	3
Other	326	7	257	6
	4,551	100	4,148	100

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those reported in the Annual Report for the year ended 30 June 2006. Other revenue now principally includes income from Easynet Enterprise, Sky Active and technical platform service revenue.

The increase of £249 million in retail subscription revenue in the current year was driven by a 5% increase in the average number of DTH subscribers and a 3% increase in average retail revenue per subscriber, reflecting the decision made during the current year not to renew viewing package discounts and increasing additional product penetration. Included within retail subscription revenue is £66 million of incremental retail broadband revenue and £4 million of Easynet Enterprise revenue.

The total number of UK and Ireland DTH subscribers increased by 406,000 in the current year, to 8,582,000. This was as a result of increasing gross subscriber additions from 1,275,000 to 1,446,000 in the current year, partly offset by DTH churn in the current year of 12.4% (2006: 11.1%).

Wholesale subscription revenue decreased by £16 million in the current year. This reflects a further reduction in the number of cable television subscribers to Sky's premium channels and Virgin Media ceasing to carry Sky's basic channels on its platform, following the expiry (and non-renewal) of an agreement at the end of February 2007. At 30 June 2007, there were 1,259,000 (30 June 2006: 3,898,000) UK and Ireland cable subscribers to Sky channels.

Advertising revenue increased by £10 million in the current year, despite continued contraction of the television advertising sector and the expiry of the contract to supply Sky's basic channels to Virgin Media at the end of February 2007. Our performance was driven by a higher share of commercial viewing for those channels on which we sell advertising, up from 13% for the year ended 30 June 2006 to 14% for the year ended 30 June 2007.

Sky Bet revenue increased by £10 million in the current year as a result of strong growth in internet sports betting and television games. This increase reflected the inclusion of an additional £4 million of revenue generated by 365 Media (which was acquired in January 2007).

Installation, hardware and service revenue increased by £81 million in the current year due to increased gross customer additions and customer upgrades, and a higher volume of premium-priced hardware sales, including HD PVRs. Included within installation, hardware and service revenue is £7 million of incremental retail broadband revenue.

Other revenue of £326 million increased by £69 million in the current year. This increase reflected the inclusion of an additional £76 million of revenue generated by the Easynet Enterprise business (which was acquired in January 2006), growth in website revenues (including a contribution from 365 Media), partly offset by lower Sky Active revenue. Included within other revenue is £1 million of incremental retail broadband revenue.

Operating expense

The Group's operating expense can be analysed as follows:

For the year to 30 June	2007 £m	%	2006 £m	%
Programming	1,539	41	1,599	49
Transmission and related functions	402	11	234	7
Marketing	734	20	622	19
Subscriber management	618	16	468	14
Administration	443	12	348	11
	3,736	100	3,271	100

Within programming expense, Sky Sports channels' programming costs increased by 10% to £842 million in the current year. This was a result of an increased level of live coverage, the occurence of the biennial Ryder Cup and the Cricket World Cup in the current year and a wider coverage of county and international cricket following the addition of the new England Cricket Board contract. Sky Movies channels' programming costs decreased by 8% to £285 million in the current year reflecting savings generated from contract renewals and a £10 million foreign exchange benefit resulting from a more favourable average exchange rate at which US dollars were purchased. News and entertainment programming costs decreased by 8% to £184 million in the current year, primarily due to a play out of older stock in the prior year.

Included within programming expense for the current year are third party channel costs, which include our costs in relation to the distribution agreements for the Sky Distributed Channels. Third party channel costs decreased by 29% to £228 million in the current year. The cost increase resulting from the 5% increase in the average number of DTH subscribers was more than offset by savings generated from the renewal of some of our channel distribution contracts on improved terms during the current period.

Included within third party channel costs for the current year is a £65 million credit received by the Group, arising from certain contractual rights under one of the Group's channel distribution agreements. This item was previously disclosed as a contingent asset in the 2006 financial statements.

Transmission and related function costs increased by £168 million in the current year, of which £101 million related to incremental retail broadband network costs and £60 million related to the consolidation of a full year of Easynet Enterprise costs (Easynet was acquired in January 2006).

Marketing costs increased by £112 million in the current year. This increase was driven by additional above the line spend following the launch of HD and the "See, Speak, Surf" campaign; an increased number of gross subscriber additions during the period and an increased number of existing customers taking product upgrades, partly offset by some supply chain savings and sales of premium priced HD set-top boxes. We also increased our expenditure on retention and other marketing, predominantly due to further investment in our customer segmentation database and an increase in online marketing costs. Included within the increase for the current year are incremental retail broadband costs of £49 million and £2 million of Easynet Enterprise costs.

Subscriber management costs increased by £150 million in the current year. This increase reflects higher hardware, installation and service costs, a direct result of increased gross additions, expenditure on customer services operations, and depreciation relating to the implementation of new CRM systems. Also included within the increase in subscriber management expenses for the current year are incremental retail broadband costs of £60 million and £8 million of Easynet Enterprise costs.

Administration costs increased by £95 million in the current year, of which £16 million related to incremental retail broadband expenses, £22 million related to Easynet Enterprise costs, and £15 million related to higher depreciation charges from information systems investment.

Included within administration expense for the year ended 30 June 2007 is £16 million of expense relating to the legal costs incurred to date on the Group's claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure.

Operating profit and operating margin

Operating profit decreased by 7% to £815 million in the current year. This decrease was driven by the increase in operating expense described above, partly offset by the increase in retail subscription and other revenue. As a result, operating margin (calculated as total revenue less all operating expense as a percentage of total revenue) for the current year was 18%, compared to 21% in the prior year.

Joint ventures and associates

Joint ventures are entities in which we hold a long-term interest and share control under a contractual arrangement with other parties. Our equity share of the net operating results from joint ventures and associates of £12 million was in line with the prior year.

Investment income and finance costs

Investment income decreased by 12% to £46 million in the current year. The decrease was primarily due to lower levels of cash on deposit, subsequent to the investment in ITV plc, offset by a £13 million dividend receivable from our investment in ITV plc.

Finance costs increased by 4% to £149 million in the current year. This increase was primarily as a result of an increase in the Group's total borrowings, following the issue of Guaranteed Notes in May 2007, and interest payments on the Group's revolving credit facility which was drawn down in November 2006. These increases were partly offset by a £6 million favourable movement on the remeasurement of the value of derivative financial instruments not qualifying for hedge accounting.

Taxation

The total tax charge for the current year of £225 million (2006: £247 million) comprises a current tax charge of £189 million (2006: £141 million) and a deferred tax charge of £36 million (2006: £106 million). The deferred tax charge decreased by £70 million principally as a result of a net reduction in the unwind of the deferred tax asset in relation to accelerated capital allowances. This resulted in an effective tax rate for the current year of 31%, in line with the prior year.

Profit for the year and earnings per share

Profit for the year was £499 million compared with £551 million in the prior year, mainly as a result of a decrease in operating profit of £62 million and an increase in finance costs of £6 million, partially offset by a decrease in taxation of £22 million.

The Group's earnings per share are as follows:

	2007 pence	2006 pence
Earnings per share from profit for the year		
Basic	28.4p	30.2p
Diluted	28.2p	30.1p
Adjusted earnings per share from profit for the year		
Basic	26.3p	30.7p
Diluted	26.1p	30.6p

In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. See note 9 of the consolidated financial statements for a detailed reconciliation between profit for the year and adjusted profit for the year.

Earnings per share of 28.4 pence were 1.8 pence lower than in the prior year. Earnings per share decreased as a result of a lower profit for the year, partly offset by the effect of our share buy-back programmes. During the current year, a total of 38 million shares were repurchased for cancellation, and during the prior year 76 million shares were repurchased.

Balance sheet

Goodwill increased by £104 million, primarily due to the completion of the 365 Media acquisition during the year.

Property, plant and equipment and intangible assets increased by £194 million, due to £361 million of additions in the year and £25 million of additions from business combinations, partly offset by depreciation and amortisation of £192 million.

Available-for-sale investments increased by £795 million, primarily due to the acquisition of shares in ITV plc on 17 November 2006. This investment has been revalued to its current market value as at 30 June 2007. The movement has been recognised in the available-for-sale reserve.

Current assets decreased by £920 million, predominantly due to a £1,013 million reduction in our cash and short-term deposit balances following the acquisition of shares in ITV plc, the completion of our share buy-back programme and the repayment of our US$300 million Guaranteed Notes in October 2006. This decrease in current assets was partly offset by a £60 million increase in inventories due to timing of invoicing and payments for the FAPL agreement.

Current liabilities decreased by £48 million, due to the repayment of our US$300 million Guaranteed Notes in October 2006, which was included within current liabilities at June 2006, offset by an increase in trade and other payables of £48 million mainly due to the timing of invoicing and payments for the FAPL agreement, and an increase in our current tax liability of £62 million.

Non-current borrowings increased by £189 million, primarily due to the issuance of £300 million aggregate principal amount of Eurobonds on 14 May 2007, partly offset by the weakening of the US dollar during the year reducing the carrying value of our US dollar denominated borrowings.

Foreign exchange
For details of the impact of foreign currency fluctuations on our financial position and performance, see note 22 to the consolidated financial statements.

Contingent assets and liabilities
The Group has served a claim for a material amount against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.

In April 2007, Virgin Media Communications Limited, Virgin Media Television Limited and Virgin Media Limited issued proceedings in the High Court in England and Wales against British Sky Broadcasting Group plc and British Sky Broadcasting Limited, alleging that the Group has infringed Article 82 EC and the Chapter II prohibition by pursuing an anticompetitive strategy designed to weaken Virgin Media group, which allegedly entailed (i) a constructive refusal to supply the Group's basic pay television channels to Virgin Media group for supply via Virgin Media group's cable network in the UK; (ii) a refusal to pay fair prices for the right to carry Virgin Media group's television channels as part of the Group's retail channel offering; and (iii) the Group's purchase of a significant shareholding in ITV plc (which purchase was, it is alleged, designed principally to damage Virgin Media group's ability to compete in the supply of pay television services, by preventing Virgin Media group from obtaining access to attractive programming content). Virgin Media group seeks from the Court a declaration that the Group occupies a dominant market position in specified pay TV retail and purchasing markets in the UK and that the Group has, by its conduct as alleged, abused its dominant position(s) contrary to Article 82 EC and the Chapter II prohibition on these relevant markets. Virgin Media group also seeks mandatory injunctions requiring the Group to transact with Virgin Media group on fair and/or non-discriminatory terms for the supply of the Group's basic pay television channels to Virgin Media and for the licensing of Virgin Media group's television channels, for on-supply to the Group's subscribers. Virgin Media group also seeks damages to compensate it for its alleged losses arising from the Group's alleged conduct.

The Group intends to defend the proceedings vigorously and submitted its defence to the High Court on 2 July 2007 denying Virgin Media group's allegations that it had infringed Article 82 EC or Chapter II prohibition. It is, at this stage, too early to estimate the likely outcome of the proceedings.

Liquidity and capital resources
An analysis of the movement in our net debt (including related fees) is as follows:

	As at 1 July 2006 £m	Cash movements £m	Non-cash movements £m	As at 30 June 2007 £m
Current borrowings	163	(163)	16	16
Non-current borrowings	1,825	293	(104)	2,014
Debt	1,988	130	(88)	2,030
Borrowings-related derivative financial instruments	236	(27)	49	258
Cash and cash equivalents	(816)	381	-	(435)
Short-term deposits	(647)	632	-	(15)
Net debt	761	1,116	(39)	1,838

Our long-term funding comes primarily from our issued equity and US dollar and sterling-denominated public debt raised in 1999, 2005 and 2007. As at 30 June 2007, the Group's net debt was £1,838 million. The public bond debt issued in 1999 is repayable in 2009, and we currently believe that our financial position will enable us to meet the repayment requirements. The public bond debt issued in 2005 (which is repayable in 2015, 2017 and 2035) and the public bond debt issued in 2007 (which is repayable in 2027) has been, and will continue to be, used for general corporate purposes, including the refinancing of maturing debt and extending the maturity profile of our debt. In addition, we may use proceeds of the offerings for acquisitions of businesses and assets in support of our Group strategy. On 16 October 2006, the Group repaid the US$300 million aggregate principal amount of Guaranteed Notes paying 7.300%, which was issued in October 1996 for £189 million. For details of the Group's facilities and long-term funding see note 21 of the consolidated financial statements. For details of the Group's treasury activities see note 22 of the consolidated financial statements.

Our principal source of liquidity is cash generated from operations combined with access to the £1 billion RCF, which we entered into in November 2004. At 30 June 2007, this facility was undrawn (30 June 2006: undrawn). Furthermore, on 3 April 2007, the Group established an EMTN Programme. The EMTN Programme provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets (the Group used the EMTN Programme to issue £300 million Guaranteed Notes during the year). The maximum potential issuance under the EMTN Programme is £1 billion.

The Group refers to net debt in discussing its indebtedness and liquidity position. Net debt is a non-GAAP measure that management uses to provide an assessment of the overall indebtedness of the Group. The most similar IFRS GAAP measures are current and non-current borrowings.

Management uses net debt to calculate and track adherence to the Group's borrowing covenants as disclosed in note 21 "Borrowings and non-current other payables". In addition, management monitors the Group's net debt position because net debt is a commonly used measure in the investment analyst community and net debt is a key metric used by Moody's and Standard & Poor's in their assessment of the Group's credit rating. As such, management makes decisions about the appropriate investing and borrowing activities of the Group by reference to, amongst other things, net debt.

Cash flows
During the current year, cash generated from operations was £1,007 million, compared with an inflow of £1,004 million in the prior year. The decrease in operating profit of £62 million was more than offset by working capital savings and higher depreciation and amortisation expense. Net cash generated from operating activities was further impacted by an increase in interest received and a reduction in taxation paid.

During the current year, payments for property, plant and equipment and intangible assets were £356 million, compared with £212 million in the prior year, following further progress on a number of capital expenditure and infrastructure projects. A total of £160 million has been invested in the broadband network, and £30 million was invested to progress the Group's property and infrastructure projects. We invested £12 million to upgrade our production and broadcast facilities in relation to our high definition services. We also made payments totalling £15 million in the year to a third party for development of encryption technology, which have been capitalised as an intangible asset. The remaining £139 million was spent on a number of projects including the development of new products and services.

Purchases of available-for-sale investments of £947 million in the current year principally comprised the acquisition of shares in ITV plc on 17 November 2006 for total consideration of £946 million. Payments for the purchase of subsidiaries amounting to £104 million in the current year were primarily due to the acquisition of 365 Media. In the prior year, purchases of subsidiaries of £209 million primarily comprised the purchase of Easynet Group plc.

On 14 May 2007, the Group issued Guaranteed Notes consisting of £300 million aggregate principal amount of notes paying 6.000% interest, resulting in a net cash inflow of £295 million. In the prior year, the Group issued Guaranteed Notes consisting of US$750 million aggregate principal amount of notes paying 5.625% interest, US$350 million aggregate principal amount of notes paying 6.500% interest and £400 million aggregate principal amount of notes paying 5.750% interest, resulting in a cash inflow of £1,014 million. On 16 October 2006, the Group repaid US$300 million of 7.300% Guaranteed Notes, resulting in a cash outflow of £189 million, net of related derivative financial instruments.

On 4 November 2005, the Company's shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 92 million Ordinary Shares of the Company. During the current year, the Company purchased, and subsequently cancelled, 38 million Ordinary Shares at an average price of £5.55 per share, for a consideration of £214 million. This represents 2% of called-up share capital at the beginning of the current year. The buy-back authority which authorised the Company's share repurchase was not renewed at the Company's Annual General Meeting held on 3 November 2006.

During the current year, interest payments were £154 million, compared to £105 million in the prior year. This increase in payments reflects the increased level of indebtedness following the issue of new Guaranteed Notes in October 2005 and the investment in ITV plc.

During the current year, equity dividend payments were £233 million, compared to £191 million in the prior year. We expect that future payments will increase in line with the Board's expected dividend policy described in the "Trends and other information" section below.

The above cash flows, in addition to other net movements of £33 million, and non-cash movements of £39 million resulted in an increase in net debt of £1,077 million to £1,838 million.

2006 fiscal year compared to 2005 fiscal year

Revenue
The Group's revenue can be analysed as follows:

For the year to 30 June	2006 £m	%	2005 £m	%
Retail subscription	3,157	76	2,974	77
Wholesale subscription	224	6	219	6
Advertising	342	8	329	9
Sky Bet	37	1	32	1
Installation, hardware and service	131	3	128	3
Other	257	6	160	4
	4,148	100	3,842	100

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those reported in the Annual Report for the year ended 30 June 2006. Other revenue now principally includes income from Easynet Enterprise, Sky Active and technical platform service revenue.

Retail subscription revenue increased by £183 million in the 2006 fiscal year mainly due to a 5% increase in the average number of DTH subscribers and an increase in average DTH revenue per subscriber to £375 in the 2006 fiscal year from £374 in the 2005 fiscal year.

The total number of UK and Ireland DTH subscribers increased by 389,000 in the 2006 fiscal year to 8,176,000. This was a result of an increase in gross subscriber additions by 50,000 to 1,275,000 during 2006, partly offset by DTH churn for 2006 of 11.1% (2005: 10.3%). The increase in average DTH revenue per subscriber reflected the change in our UK retail prices in September 2005.

Wholesale subscription revenue increased by £5 million compared to the 2005 fiscal year, mainly due to the increase in wholesale prices in September 2005, which was partly offset by the decline in the absolute number of pay-TV cable customers taking one or more Premium Channels. At 30 June 2006, there were 3,898,000 (2005: 3,872,000) UK and Ireland cable subscribers to our programming.

The increase in advertising revenue of £13 million reflects a further one percentage point increase in Sky's share of the UK television advertising sector during the 2006 fiscal year to 13.0%.

Sky Bet revenue increased by £5 million compared to the 2005 fiscal year as a result of strong growth in stakes placed by customers.

Installation, hardware and service revenue of £131 million was in line with the previous year. Growth in interactive advertising and enhanced TV service revenue were more than offset by the absence of SkyBuy revenue, following the closure of the business in the final quarter of the 2005 fiscal year.

Other revenue increased by £97 million compared to the 2005 fiscal year. This increase was as a result of the inclusion of £76 million of revenue generated by the corporate business of Easynet (which was acquired during the 2006 fiscal year), the first full year effect of Sky credit card revenue and the Sky News channel five contract.

Operating expense
The Group's operating expense can be analysed as follows:

For the year to 30 June	2006 £m	%	2005 £m	%
Programming	1,599	49	1,635	54
Transmission and related functions	234	7	171	6
Marketing	622	19	527	17
Subscriber management	468	14	392	13
Administration	348	11	295	10
	3,271	100	3,020	100

Sky Sports channels' programming costs increased by 2% to £766 million in the 2006 fiscal year from £750 million in the 2005 fiscal year due to an increased level of live coverage and a wider sports offering following the addition of the new ECB cricket contract and an additional cricket tour during the 2006 fiscal year. The associated increase in costs was partially offset by the absence of the Ryder Cup, a biennial event, in the 2006 fiscal year. Sky Movies channels' programming costs decreased by 10% to £310 million in the 2006 fiscal year from £343 million in the 2005 fiscal year, reflecting savings generated from contract renewals, the relative timing of licence period start dates for our portfolio of movies which has a consequent effect on the amount of amortisation recognised between years, and a foreign exchange benefit of £8 million from a more favourable average exchange rate at which US dollars were purchased. News and entertainment programming costs increased by 11% to £200 million in the 2006 fiscal year from £180 million in the 2005 fiscal year due to an increase in expenditure on commissioned programming for Sky One and increased investment in Sky News.

Third party channel costs decreased by 11% to £323 million in the 2006 fiscal year from £362 million in the 2005 fiscal year. This reflected a 15% reduction in the cost per subscriber, partly offset by a 5% increase in the average number of DTH subscribers. This saving was generated by the renewal of a number of our contracts on improved terms during the 2006 fiscal year.

Transmission and related costs increased by £63 million, as a result of the consolidation of Easynet network costs since acquisition in January 2006 and broadband costs.

Marketing costs increased by £95 million compared to the 2005 fiscal year. Marketing costs to new customers grew by £51 million to £359 million reflecting an increased number of gross additions during the 2006 fiscal year and a higher proportion of new customers taking new products. During the 2006 fiscal year, 18% of new customers chose to take Sky+ from day one, compared to 13% in the 2005 fiscal year. Above the line marketing costs for the 2006 fiscal year remained broadly flat at £75 million and retention and other marketing costs increased by £18 million on the 2005 fiscal year to £110 million.

Subscriber management costs increased by £76 million. This reflected the first time consolidation of Easynet and broadband expenses of £12 million, depreciation of the new customer management systems of £26 million and growth of £38 million due to the expansion of the Group's customer management operation to further improve customer service levels and manage the increase in sales activity. During the 2006 fiscal year, Sky expanded its existing customer service operations in Scotland, adding 1,500 new customer advisor positions and 600 new home installation engineers in preparation for the roll-out of broadband and providing the Group with one of the largest customer service and home installation workforces in the UK.

Administration costs increased by £53 million compared to the 2005 fiscal year. This was a result of the consolidation of £29 million of Easynet and broadband administration expenses and a higher depreciation charge of £16 million resulting from the infrastructure investment programme, which commenced in August 2004.

The 2005 fiscal year administration expense was offset by a £13 million receipt following the settlement of ITV Digital programming receivables.

Operating profit and operating margin

Operating profit increased by 7% to £877 million in the 2006 fiscal year from £822 million in the 2005 fiscal year. This increase was driven by the increase in DTH subscribers, advertising and other revenue, as detailed above, partly offset by the increase in operating expense as detailed above.

Operating margin (calculated as total revenue less all operating expense as a percentage of total revenue) for the 2006 fiscal year was 21%, in line with the 2005 fiscal year.

Joint ventures and associates

Our share of the net operating results from joint ventures and associates decreased from a £14 million net profit in the 2005 fiscal year to a £12 million net profit in the 2006 fiscal year due to the disposal of the Group's holding in Granada Sky Broadcasting ("GSB") during the 2005 fiscal year, the disposal of the Group's holding in Music Choice Europe during the 2006 fiscal year, and lower profits from the History Channel, partly offset by improved profits from National Geographic and Attheraces.

Investment income and finance costs

Investment income increased by 79% to £52 million in the 2006 fiscal year from £29 million in the 2005 fiscal year. This increase was primarily due to higher levels of cash on deposit, subsequent to the issue of Guaranteed Notes in October 2005.

Finance costs increased by 64% to £143 million in the 2006 fiscal year from £87 million in the 2005 fiscal year. This increase was primarily a result of the increase in our total borrowings, which increased from £982 million at 30 June 2005 to £1,988 million at 30 June 2006, following the issue of Guaranteed Notes in October 2005. The higher charge also reflected an £18 million non-cash movement in the marked-to-market valuation of non-hedge accounted derivatives and the net impact on interest following the acquisition of Easynet.

Profit on disposal of joint venture

On 1 November 2004, we sold our 49.5% investment in GSB to ITV plc for £14 million cash consideration. After deducting the carrying value of the investment in GSB, the disposal generated a profit of £9 million.

Taxation

The total tax charge for the 2006 fiscal year of £247 million comprised a current tax charge of £141 million and a deferred tax charge of £106 million. The mainstream corporation tax liability for that period was £147 million and in accordance with the quarterly payment regime, £95 million was paid during the 2006 fiscal year in respect of this liability.

As a result of the acquisition of Easynet, the Group recognised a deferred tax asset of £83 million during the 2006 fiscal year, representing timing differences on fixed assets. The current tax charge in 2006 benefited from a partial unwind of this asset by £59 million, reducing the cash tax liability due in respect of the 2006 fiscal year profits accordingly. The balance is expected to unwind in future periods.

Profit for the year and earnings per share

Profit for the 2006 fiscal year was £551 million compared with £578 million in the 2005 fiscal year, mainly as a result of an increase in finance costs of £56 million, an increase in taxation of £38 million as a result of increased profitability, and a profit on disposal of a joint venture in the 2005 fiscal year of £9 million, offset by an increase in operating profit of £55 million and an increase in investment income of £23 million.

Basic earnings per share were 30.2 pence in the 2006 fiscal year, in line with the 2005 fiscal year. The decrease in profit for the 2005 fiscal year was offset by the effect of our share buy-back programmes. During the 2005 fiscal year, a total of 74.3 million shares were repurchased for cancellation, and during the 2006 fiscal year 76.4 million shares were repurchased for cancellation.

Adjusted basic earnings per share were 30.7 pence in the 2006 fiscal year, a 9% increase compared to the 2005 fiscal year. For a reconciliation from earnings per share to adjusted earnings per share, see note 9 to the consolidated financial statements.

Major non-cash transactions

Corporate reorganisation

On 13 April 2005, the High Court approved a reduction in the share capital of BSkyB Investments Limited, a 100% owned subsidiary. This formed part of a corporate reorganisation, allowing the Company access to significant additional distributable reserves.

Tabular disclosure of contractual obligations

A summary of our contractual obligations and commercial commitments due by period at 30 June 2007 is shown below:

	Total £m	Less than 1 year £m	Between 1-3 years £m	Between 3-5 years £m	More than 5 years £m
Obligation or commitment					
Purchase obligations					
– Programme rights[1]	2,638	919	1,581	121	17
– Set-top boxes	187	181	6	–	–
– Third party payments[2]	118	35	68	14	1
– Transponder capacity[3]	331	64	93	62	112
– Capital expenditure	20	20	–	–	–
– Other	58	41	17	–	–
Borrowings[4]	1,987	16	723	–	1,248
Interest costs	1,436	155	233	170	878
Operating leases[5]	206	32	54	41	79
Finance leases[6]	66	1	1	2	62
	7,047	1,464	2,776	410	2,397

For the avoidance of doubt, this table does not include obligations or commitments relating to employee costs.

(1) At 30 June 2007, the Group had minimum television programming rights commitments of £2,638 million (2006: £3,260 million), of which £527 million (2006: £667 million) related to commitments payable in US dollars for periods of up to six years (2006: six years).

Assuming that movie subscriber numbers remain unchanged from current levels, an additional £284 million (US$569 million) of commitments (2006: £363 million (US$671 million)) would also be payable in US dollars, relating to price escalator clauses. The pound sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £10 million (2006: £2 million) if subscriber numbers were to remain at current levels.

(2) The third party payment commitments are in respect of distribution agreements for the Sky Distributed Channels and are for periods of up to seven years (2006: five years). The extent of the commitment is largely dependent upon the number of DTH subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at current levels subject to inflationary increases, the additional commitment would be £968 million (2006: £491 million).

(3) Transponder capacity commitments are in respect of the Astra and Eurobird satellites that the Group uses for digital transmissions to both DTH subscribers and cable operators. The commitments are for periods of up to thirteen years (2006: fourteen years). Three additional transponder agreements were entered into in the year ended 30 June 2006 to provide capacity to facilitate the launch of the Group's HD services.

(4) Further information concerning borrowings is given in note 21 of the consolidated financial statements.

(5) At 30 June 2007, our operating lease obligations totalled £206 million (2006: £144 million), the majority of which related to property leases.

(6) At 30 June 2007, our obligations under finance leases were £66 million (2006: £67 million). This primarily represents financing arrangements in connection with the customer management centre in Dunfermline, Scotland (which expires in September 2020) and the broadband network infrastructure (which expires in March 2040). For further details see note 21 of the consolidated financial statements.

Trends and other information
The significant trends which have a material effect on our financial performance are outlined below.

The number of DTH homes increased by 406,000 in the current year to 8,582,000, compared to growth of 389,000 in the prior year. We expect growth in subscriber numbers to continue as a result of the implementation of our current marketing strategy, with the aim of achieving our target of 10 million DTH subscribers in 2010. Sky+ and Multiroom subscribers both increased substantially in the current year – by 53% and 28% respectively – representing a penetration of total DTH subscribers of 28% and 16% respectively. We reached our target of 25% Sky+ penetration in the third quarter of fiscal 2007, three years early. We expect Multiroom subscriber growth to continue, consistent with achieving our target of 30% Multiroom penetration of DTH subscribers in 2010. On 22 May 2006, we launched our HD service, and at 30 June 2007, there were 292,000 subscribers (2006: 38,000). DTH churn for the current year was 12.4%, compared to 11.1% in the prior year, reflecting the decision made during the period to reduce viewing package discounts and improve price transparency. Over the medium term we expect a reduction in our churn. We launched our retail broadband service on 18 July 2006, and at 30 June 2007 there were 716,000 broadband subscribers. We expect there to be substantial growth in the number of retail broadband connections activated in future years. The number of Sky Talk subscribers increased by 342,000 in the current year to 526,000. We expect growth in Sky Talk subscribers to continue. Price increases, the increased number of subscribers to our Multiroom and HD products and the launch of new services are expected to generate increased retail revenue on a per subscriber basis.

The operating margin for the current year was 18%, down from 21% in the prior year. In the shorter term, we expect our operating margin will decline, primarily due to the continued development, investment in and launch of our retail broadband services.

During the current year, the number of cable homes receiving Sky Channels in the UK and Ireland decreased by 2,639,000 to 1,259,000 following an increase of 26,000 in the prior year. Following the expiry of an agreement at the end of February 2007, Sky's Basic Channels ceased to be carried on Virgin Media's platform. We estimate operating profit will be adversely affected by around £15 million should our Basic Channels remain off Virgin Media's platform tor the entirety of the first quarter of fiscal 2008. We currently expect cable subscriber numbers to remain stable in the foreseeable future, although this is dependent on the strategies of the relevant cable companies, as they relate to the distribution of our channels (for further details see "Review of the business – Risk factors").

Advertising revenue increased by 3% in the current year. If Sky's basic channels remain off Virgin Media's platform, we expect that our share of UK television advertising revenue will decline. Over the medium term we expect our overall advertising revenue to grow, despite a challenging TV advertising sector, primarily as a result of increasing commercial impacts for those channels for which we sell airtime.

Sky Bet revenue increased by 27% in the current year. We expect Sky Bet revenue to continue to grow, driven by customer acquisitions to the Sky platform and recently acquired 365 Media content websites, an improved on-line gaming proposition, and continued strong growth of Sky Poker which launched in February 2007. As a result of the Gambling Act of 2005, regulation in the UK passes to the Gambling Commission from 1 September 2007. From this date, Sky Bet will operate an on-shore sportsbook, regulated by the Gambling Commission, and will operate gaming products off-shore, regulated by the Alderney Gambling Control Commission. Sky Bet continues to operate measures to prevent US residents using our services.

Programming costs were in line with the prior year. Included within programming costs for the current year is a £65 million receipt, arising from certain contractual rights under one of the Group's channel distribution agreements. Following our successful bid for four of the six available packages (each of 23 games) of exclusive live UK television rights to FAPL football from the beginning of the 2007/08 season to the end of the 2009/10 season and because of anticipated intensifying competition for programming, our expenditure on programming costs will increase in the future. We will continue to seek to reduce the per subscriber cost in relation to the Sky Distributed Channels, as and when the contracts for these are renewed. However, we do expect minor fluctuations depending upon the timing of individual programming agreements and the consequential delivery and availability of programming to the Group.

Transmission and related functions costs increased during the current year, and are expected to continue to increase in future years at a higher rate than the growth in subscribers, resulting in an increased cost per subscriber, reflecting the costs of operating our Sky Talk service, the launch of retail broadband services and increased depreciation charges.

Marketing costs increased in the current and prior years. We expect marketing costs to increase in the shorter term, principally due to costs associated with the promotion of our retail broadband service.

Subscriber management costs increased during the current year at a higher rate than in the prior year. We expect that subscriber management costs will increase at a higher rate over the next few years due to a greater proportion of Sky+ and HD customers, whose installations carry higher hardware costs than the standard installations, and increased costs associated with the launch of retail broadband services, partly offset by a reduction in the cost of set-top boxes. We are also investing in increasing the capacity of our contact centres, which is expected to result in an associated increase in the cost of subscriber management.

Administration costs increased in the current and prior years, and are expected to continue increasing in the foreseeable future due to the growth in our overall business and higher depreciation charges relating to investment in our properties, including expenditure on broadcasting infrastructure.

The Directors are proposing a final dividend for 2006/07 of 8.9 pence per share, which, combined with the interim dividend of 6.6 pence per share, will result in total dividend growth of 27% on the prior year total dividend. The Group continues to be cash generative despite the projected reduction in short term earnings per share as a result of the investment in broadband. It is therefore the Board's aim to maintain a progressive dividend policy through the broadband investment phase, resulting in continued real growth in dividend per share.

We currently believe that our existing external financing, together with internally generated cash inflows, will continue to be sufficient sources of liquidity to fund our current operations, including our contractual obligations and commercial commitments described above, our approved capital expenditure requirements and any dividends proposed.

Off-balance sheet arrangements
At 30 June 2007, the Company did not have any undisclosed off-balance sheet arrangements that require disclosure as defined under the applicable rules of the Securities and Exchange Commission.

Research and development
During the current year, the Group made payments totalling £15 million to a third party for development of encryption technology (2006: £15 million; 2005: £11 million). The Group did not incur any other significant research and development expenditure in the current or prior years.

Related party transactions
The Group conducts all business transactions with companies which are part of the News Corporation group ("News Corporation"), a major shareholder, on an arm's length basis. During the year the Group made purchases of goods and services from News Corporation totalling £195 million (2006: £175 million; 2005: £163 million) and supplied services to News Corporation totalling £18 million (2006: £21 million; 2005: £18 million).

During the year the Group made purchases of goods and services from joint ventures and associates totalling £49 million (2006: £46 million; 2005: £54 million) and supplied services to joint ventures and associates totalling £15 million (2006: £14 million; 2005: £20 million).

For further details of transactions with related parties, see note 29 of the consolidated financial statements.

US GAAP reconciliation
Profit for the year under IFRS was £499 million (2006: £551 million; 2005: £578 million). Under US GAAP, net income was £479 million (2006: £551 million; 2005: £577 million). Shareholders' equity under IFRS at 30 June 2007 was £47 million (2006: £121 million). Under US GAAP, shareholders' equity was £616 million (2006: £759 million).

The principal differences between US GAAP and IFRS, as they relate to the Group, arise from the methods of accounting for goodwill, employee stock-based compensation, capitalisation of interest, derivatives, pre-consolidation results, debt issue costs and deferred taxation. For a further explanation of the differences between US GAAP and IFRS, see note 31 to the consolidated financial statements.

Critical accounting policies
The application of IFRS requires our judgement when we formulate our accounting policies and when presenting our financial performance and position in the consolidated financial statements. Judgement is often required in respect of items where the choice of specific policy to be followed can materially affect our reported results or net asset position, in particular through estimating the recoverable lives of particular assets, or in the timing of transaction recognition. A description of our significant accounting policies is disclosed in note 1 of the consolidated financial statements. We do not believe that we have any critical accounting policies which are specific to US GAAP, as any US GAAP accounting policies that we have deemed to be critical are also critical under IFRS. We consider that our accounting policies in respect of the following are critical:

Goodwill
Business combinations that have occurred since the IFRS Transition Date (1 July 2004) ("IFRS Transition Date") are accounted for by applying the purchase method of accounting. Following this method, goodwill is initially recognised on consolidation, representing the difference between the cost of the business combination and the fair value of the identifiable assets, liabilities and contingent liabilities assumed. Judgement is required in determining the fair value of identifiable assets, liabilities and contingent assets assumed in a business combination. Calculating the fair values involves the use of significant estimates and assumptions, including expectations about future cash flows, discount rates and the lives of assets following purchase. In respect of business combinations that occurred prior to the IFRS Transition Date, goodwill has been included at its deemed cost, as permitted by IFRS 1 "First-time Adoption of International Financial Reporting Standards". Deemed cost represents the goodwill's carrying value under the Group's UK GAAP accounting policies on the IFRS Transition Date.

Goodwill is stated at cost less any impairment losses and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. Any impairment identified is recognised immediately in the income statement and may not subsequently be reversed. The carrying amount of goodwill in respect of associates and joint ventures is included in the carrying amount of the investment in the associate or joint venture.

At 30 June 2007, the carrying value of goodwill amounted to £741 million (2006: £637 million) and represented 19% (2006: 17%) of our total assets. Applying the impairment tests has not resulted in a charge for impairment in either the current or prior two years.

Judgement is required in evaluating whether any impairment loss has arisen against the carrying amount of goodwill. This may require calculation of the recoverable amount of cash generating units to which the goodwill is associated. Such a calculation may involve estimates of the net present value of future forecast cash flows and selecting an appropriate discount rate.

The main difference between IFRS and US GAAP with respect to goodwill relates to the deemed cost of the goodwill in our balance sheets (see note 31 of the consolidated financial statements for further details).

Revenue and bad debt provisions
Selecting the appropriate timing for, and amount of, revenue to be recognised requires judgement. This may involve estimating the fair value of consideration before it is received. The main source of our revenue is revenue from subscribers. In the current year, retail and wholesale subscription revenue comprised 79% of total revenue (2006: 82%; 2005: 83%). Revenue from retail subscribers is charged to contract customers on a monthly basis. Revenue is invoiced and recorded as part of a periodic billing cycle, and is recognised as the services are provided. When the Group sells a set-top box, installation and subscription service in one bundled transaction, we allocate the total consideration from the arrangement to each element based on their relative fair values. The fair value of each individual element is determined using vendor specific or third party evidence on a periodic basis. The amount of revenue the Group recognises for delivered elements is limited to the cash received.

Judgement is also required in evaluating the likelihood of collection of customer debt after revenue has been recognised. This evaluation requires the application of estimates, including the level of provision to be made for amounts with uncertain recovery profiles. Provisions are based on historical trends in the percentage of debts which are not recovered or on more detailed reviews of individually significant balances. As retail subscriber revenue is generally billed in advance and corrective action is taken early within the billing cycle, bad debts are a relatively low percentage of sales. There is no difference in the Group's revenue and bad debt provisions between IFRS and US GAAP.

Property, plant and equipment and intangible assets
At 30 June 2007, property, plant and equipment and intangible assets represented 24% of our total assets (2006: 19%). Property, plant and equipment and intangible assets are stated at cost, net of accumulated depreciation or amortisation and any impairment losses, other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell. When an item comprises major components having different useful lives, each component is accounted for as a separate asset.

The assessment of the useful economic lives of these assets requires judgement. Depreciation or amortisation is charged to the income statement based on the useful economic life selected. This assessment requires estimation of the period over which the Group will benefit from the assets.

Determining whether the carrying amount of these assets has any indication of impairment also requires judgement. If an indication of impairment is identified, further judgement is required to assess whether the carrying amount can be supported by the net present value of future cash flows forecast to be derived from the asset. This forecast involves cash flow projections and selecting the appropriate discount rate. There have been no material impairments in the period.

International Accounting Standard 38, "Intangible Assets", specifies criteria for the recognition of intangible assets, including a detailed definition of costs that must be capitalised in relation to internally generated assets. Assessing whether assets meet the required criteria for initial capitalisation requires judgement. This requires a determination of whether the assets will result in future benefits to the Group. In particular, internally generated intangible assets must be assessed during the development phase to identify whether the Group has the ability and intention to complete the development successfully.

The only difference between IFRS and US GAAP relates to the capitalisation of interest costs on funds invested in the construction of major capital assets (see note 31 of the consolidated financial statements for further details).

Amortisation of programming inventory
A significant proportion of programming costs relates to the amortisation of television programme rights. Programming costs constituted 41% of operating expense in the current year (2006: 49%; 2005: 54%). The key area of accounting for programming inventory requiring judgement is the assessment of the appropriate profile over which to recognise amortisation in the income statement. This assessment requires the Group to form an expectation of the number of times a programme will be broadcast and the value associated with each broadcast.

For general entertainment programming, in order to perform this assessment, we consider the expected number of viewers a programme is likely to achieve on repeat broadcast, the alternative programming available to the programming scheduler, the potential marketing benefits relating to the scheduling of certain programmes and the Group's assessment of its competitors' scheduling intentions when determining the amount of programme expense to recognise for each broadcast. Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights. Where contracts for sports rights provide for multiple seasons for competitions, they are amortised on a straight-line basis across the season or competition as our estimate of the benefits received from these rights is determined to be most appropriately aligned with a straight-line amortisation profile.

There is no difference in the Group's treatment of amortisation of programme inventory between IFRS and US GAAP.

Deferred tax
We recognise deferred tax assets and liabilities using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profit. The following temporary differences are not provided for: goodwill; the initial recognition of assets or liabilities that affect neither accounting profit nor taxable profit; and differences relating to investments in subsidiaries to the extent that it is not probable that they will reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantially enacted at the balance sheet date.

The key area of deferred tax accounting requiring judgement is the assessment of the expected timing and manner of realisation or settlement of the carrying amounts of assets and liabilities held at the balance sheet date. In particular, assessment is required of whether it is probable that there will be suitable taxable profits against which the deferred tax can be utilised.

If our ability to generate sufficient future taxable income changes, or if there is a material change in the actual tax rates or time period within which the underlying temporary difference becomes taxable or deductible, we could be required either to write down our deferred tax assets further, resulting in an increase in our effective tax rate and an adverse impact on our financial results, or to recognise additional deferred tax assets, resulting in a decrease in our effective tax rate and a positive impact on our financial results.

At 30 June 2007, we have recognised a deferred tax asset of £54 million (2006: £100 million) and have unrecognised deferred tax assets of £152 million (2006: £121 million) in respect of tax losses arising from trading, and £447 million (2006: £354 million) in respect of tax losses arising from capital disposals and provisions against investments. The Directors consider that at 30 June 2007 there was sufficient evidence to support the recognition of our deferred tax asset on the basis that it was probable that there would be suitable taxable profits against which this asset could be utilised and from which future reversals of underlying timing differences could be deducted.

The net deferred tax asset recognised under US GAAP has primarily differed in respect of deferred tax on IFRS to US GAAP adjustments and in relation to the recognition of deferred tax assets in respect of employee stock-based compensation expense (see note 31 of the consolidated financial statements for further details).

Available-for-sale investments
Equity investments intended to be held for an indefinite period of time are classified as available-for-sale investments. They are carried at fair value, where this can be reliably measured, with movements in fair value recognised directly in the available-for-sale reserve within equity. Where the fair value cannot be reliably measured, the investment is carried at cost. Permanent impairment losses in available-for-sale investments are recognised in the income statement and are not reversible.

The key areas of judgement in respect of available-for-sale investments are the assessment of whether there is objective evidence that a loss event has occurred after initial recognition, and whether such a loss event has a reliably measurable impact on the estimated future cash flows of the investment. At each balance sheet date, management consider whether there is objective evidence that a loss event has occurred and whether it has had an impact on the estimated future cash flows of the available-for-sale investment. If a loss event has occurred, management would then consider whether an impairment loss has occurred and the quantum of that loss. As at 30 June 2007, the Group's assets included an investment in ITV plc, which had a carrying value of £795 million (2006: nil). The factors management considered in determining whether an impairment loss in ITV plc had occurred included observable data about the estimated future cash flows of ITV plc based on ITV plc's publicly available financial reporting and announcements, publicly available information from financial commentators about ITV plc and the market in which it operates, the historical performance of ITV plc's share price, and the regulatory environment affecting ITV plc and the Group.

Under US GAAP, similar judgement is required in determining whether an "other than temporary" impairment has occurred. There is currently no difference in the Group's treatment of available-for-sale investments under IFRS and US GAAP.

Property

Our headquarters are located at leasehold and freehold premises in Isleworth, England. We own or lease approximately 75 properties, the majority of which are located in the UK. The principal properties of the Group we own and lease are as follows:

Location	Tenure	Use	Approximate square foot net internal area
1 to 8 Grant Way, Isleworth, England	Freehold	Offices, studios, technology and storage	313,085
New Horizons Court, Brentford, England	Leasehold	Offices	159,632
1, 2, 4 and 5 Macintosh Road, Livingston, Scotland	Freehold	Contact centres	146,713
Carnegie Campus, Dunfermline, Scotland	Freehold	Contact centre	95,852
Marcopolo House and Arches, Queenstown Road, London, England	Leasehold	Sub-let offices	85,509
1 Brick Lane, London England	Leasehold	Office & technical	77,000
West Cross House, Brentford, England	Leasehold	Offices	72,194
The Chilworth Research Centre, Southampton, England	Leasehold	Satellite uplink	61,937
Athena Court, Isleworth, England	Leasehold	Offices	53,583
Chancellor House, 19 Thomas More Square, London, England	Leasehold	Offices	53,293
123 Buckingham Place Road, London, England	Leasehold	Offices	36,686
26 Boulevard Royal, 2449 Luxembourg, Grande duche du Luxembourg	Leased serviced office space	Offices	2,500

Directors' report

Introduction

The Directors present their Annual Report on the affairs of British Sky Broadcasting Group plc (the "Company") and its subsidiary undertakings, together with the Accounts and Auditors' Report for the year ended 30 June 2007.

Business review

The Companies Act 1985 requires the Company to set out in this report a fair review of the business of the Group during the financial year ended 30 June 2007 including an analysis of the position of the Group at the end of the financial year, and a description of the principal risks and uncertainties facing the Group (known as a 'Business Review').

The information that fulfils the Business Review requirements can be found in the following sections of the Annual Report which are incorporated into this report by reference:

- Chairman's statement on page 2
- Chief Executive Officer's statement on page 3
- Review of the business on pages 4 to 25
- Financial review on pages 26 to 35
- Principal risks and uncertainties that face the Group are described on pages 17 to 19
- Significant trends that could have a material effect on the performance of the Group are described on pages 32 to 33

Pages 36 to 49 inclusive (together with the sections mentioned above which are incorporated by reference) consist of a Directors' report that has been drawn up and presented in accordance with and in reliance upon applicable English company law and the liabilities of the Directors' in connection with that report shall be subject to the limitations and restrictions provided by the law.

Principal activities

British Sky Broadcasting Group plc is the holding company of the British Sky Broadcasting group of companies (the "Group"). The Group's principal activities are detailed in the Review of the business on pages 4 to 25.

Financial instruments

Details of the Group's use of financial instruments, together with information on our risk management objectives and policies, and our exposure to price risks, credit risks, liquidity risks and cash flow risks, can be found in note 22 to the accounts.

Results and dividends

The profit for the year ended 30 June 2007 was £499 million (2006: £551 million). The Directors recommend a final dividend for the year ended 30 June 2007 of 8.9 pence per ordinary share which, together with the interim dividend of 6.6 pence paid to shareholders on 24 April 2007, will make a total dividend for the year of 15.5 pence (2006: 12.20 pence). Subject to approval at the Annual General Meeting ("AGM"), the final dividend will be paid on 16 November 2007 to shareholders appearing on the register at the close of business on 26 October 2007.

Payment policy

The policy of the Group is to agree terms of payment with suppliers prior to entering into a contractual relationship. In the absence of a specific agreement, it is the policy of the Group to pay suppliers on a monthly basis. The Group had below 30 days' purchases outstanding at 30 June 2007 (2006: below 30 days), based on the total amount invoiced by non-programme trade suppliers during the year ended 30 June 2007. Programme creditors include significant balances which are not yet contractually due. In respect of amounts both contractually due and invoiced, the outstanding number of days' purchases is below 30 days (2006: below 30 days).

Share capital

Details of the structure of the Company's share capital and changes in the share capital during the year are disclosed in note 23 to the consolidated financial statements.

The Shareholder information item on pages 102 to 109 contains details of the rights attaching to the Company's ordinary shares.

The information disclosed to the Company, as at 26 July 2007, under Rule 5 of the Disclosure and Transparency Rules of the Financial Services Authority in respect of holdings exceeding the 3% notification threshold is detailed in "Shareholder information – Major shareholders" on page 103.

Corporate governance

Details concerning the Company's arrangements relating to corporate governance and its compliance with the Combined Code 2006 (the "Combined Code") given on pages 39 to 43. The Report on Directors' remuneration is on pages 43 to 49.

Significant agreements

Details of any significant agreements that take effect, alter or terminate on a change of control of the Company, are disclosed in the Review of the business on page 15.

Charitable contributions and community and environmental activities

The Group's fifth Corporate Responsibility Review, which does not form part of the Annual Report, will be published in August 2007, and will provide further information on the Group's commitment to corporate responsibility, including community and environmental activities (see www.sky.com/responsibilities). An overview of the Group's community and environmental activities is also included in the Review of the business on pages 15 to 16.

During 2007, the Group donated £1,881,125 (2006: £2,308,581) to charities in the UK in the form of cash. The Group's total community investment (cash, time, in kind and management costs) will be published in the Corporate Responsibility Review.

Political contributions

Political contributions of the Group in the UK during 2007 amounted to nil (2006: nil).

Directors

The names and biographical details of the Directors of the Company are given on pages 37 to 39. The following Board change occurred during the year:

Lord St John of Fawsley resigned as a Director of the Company on 3 November 2006.

Jeremy Darroch, Andrew Higginson, Gail Rebuck and Lord Rothschild retire from the Board by rotation, and being eligible, offer themselves for re-election at the 2007 AGM. David DeVoe, Rupert Murdoch and Arthur Siskind are subject to annual reappointment in accordance with requirement A.7.2 of the Combined Code, as they have served as Non-Executive Directors for longer than nine years.

The Directors' interests in the ordinary shares and options of the Company are disclosed within the Report on Directors' remuneration on pages 47 to 49.

Details of the powers of the Company's Directors are disclosed in "Memorandum and articles of association – Directors" on pages 104 to 107.

Employment policies

Details of the Group's employees, together with statements of policy on equality of opportunity, disabled persons, employee involvement and communication, training and development and financial participation are provided in the People section of the Review of the business on pages 16 to 17.

Health and Safety

The health and safety of the Group's employees is a matter of major importance. Accordingly, it is the Group's policy to manage its activities so as to avoid causing any unnecessary or unacceptable risk, so far as is reasonably practicable, to the health, safety and wellbeing of its personnel. Furthermore, the Group directs its managers and contractors to take all reasonable steps to reduce risks to the minimal level achievable through good management practice and the application of relevant control measures. The Group's goal is to ensure continuous improvement in the management of its health and safety risks. Sky's drive to achieve its aim of continual organisational development follows a programme plan approach which structures the delivery of business relevant improvements within the systems of work, policies and procedures in-place across the Group. The reinvigorated management system and governance model for health and safety within Sky introduced three years ago is now securely embedded across the Group. This structure secures practical resolutions for operational hazards and risks, seeking to ensure the welfare of the Group's employees, compliance with all applicable statutory requirements, and ensuring that the business continues to grow and develop in a health and safety conscious way.

Purchase of own shares

At the AGM, held on 4 November 2005, the shareholders gave the Company the authority to purchase in the market a maximum of 92,000,000 of its own shares. This authority expired on 3 November 2006.

During the year ended 30 June 2007 and prior to 3 November 2006, the Company purchased, and subsequently cancelled, 38,235,000 ordinary shares of 50p each, representing approximately 2.18% of the issued ordinary share capital of the Company at 26 July 2007, for a consideration of £212 million, before stamp duty and commissions. Please see "Memorandum and articles of association – Alteration of share capital" for more details.

Annual General Meeting

The notice convening the AGM, to be held at the Royal Institute of British Architects, 66 Portland Place, London W1B 1AD on 2 November 2007 at 9.00am, will be sent to all shareholders under separate cover in September 2007.

Going concern

After making enquires, the Directors have formed the judgement, at the time of approving the consolidated financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the consolidated financial statements.

Auditors

In accordance with the provisions of Section 234ZA of the Companies Act 1985, each of the persons who are Directors of the Company at the date of approval of this report confirms that:

- so far as the Director is aware, there is no relevant audit information (as defined in the Companies Act 1985) of which the Company's auditors are unaware; and
- the Director has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information (as defined) and to establish that the Company's auditors are aware of that information.

A resolution to re-appoint Deloitte & Touche LLP as the Company's auditors will be proposed at the forthcoming AGM.

By order of the Board,
Dave Gormley
Company Secretary

26 July 2007

Board of Directors and senior management

Our Directors are as follows:

Name	Age	Position with the Company
Chase Carey	53	*Director
Jeremy Darroch	45	Director (Chief Financial Officer)
David DeVoe	60	*Director
David Evans	67	**Director
Nicholas Ferguson	58	**Director (Senior Independent Non-Executive Director & Remuneration Committee Chairman)
Andrew Higginson	50	**Director
Allan Leighton	54	**Director (Audit Committee Chairman)
James Murdoch	34	Director (Chief Executive Officer)
Rupert Murdoch	76	*Chairman
Jacques Nasser	59	**Director
Gail Rebuck	55	**Director
Lord Rothschild	71	**Director (Deputy Chairman)
Arthur Siskind	68	*Director
Lord Wilson of Dinton	64	**Director (Corporate Governance & Nominations Committee Chairman)

*Non-Executive
**Independent Non-Executive

Our senior management who are not members of the Board of Directors ("Senior Executives") are as follows:

Name	Age	Position with the Company
Matthew Anderson	41	Group Director for Communications & Brand Marketing
James Conyers	42	General Counsel
Beryl Cook	46	Director for People and Organisational Development
Robin Crossley	48	Strategic Adviser, Technology
Mike Darcey	42	Chief Operating Officer
David Gormley	44	Group Company Secretary
Jeff Hughes	37	Executive Vice President
Didier Lebrat	47	Chief Technology Officer
David Rowe	48	Managing Director, Enterprise
Brian Sullivan	45	Managing Director, Customer Group
Sophie Turner Laing	46	Managing Director, Entertainment
Vic Wakeling	64	Managing Director, Sky Sports and Sky News
Alun Webber	41	Group Director of Strategic Project Delivery

None of the Senior Executives listed above holds directly more than 1% of the issued share capital in the Company.

Further information with respect to the Directors and Senior Executives is set forth below.

Board of Directors

Chase Carey was appointed as a Director of the Company on 13 February 2003. Mr Carey has been a Non-Executive Director of News Corporation since 2002 and was an Executive Director from 1996 until 2002. Mr Carey is President and Chief Executive Officer ("CEO") of The DIRECTV Group, Inc. ("DIRECTV"). Mr Carey previously served as Co-Chief Operating Officer of News Corporation and as a Director and Co-Chief Operating Officer of Fox Entertainment Group ("FEG"). Mr Carey has also held the positions of Chairman and CEO of Fox Television, Director of Star Group Limited ("Star"), Director of NDS Group plc ("NDS") and Director of Gemstar-TV Guide International, Inc. ("Gemstar").

Jeremy Darroch was appointed as Chief Financial Officer ("CFO") and a Director of the Company on 16 August 2004. Mr Darroch joined DSG International plc ("DSG"), formerly Dixons Group plc, in January 2000 as Retail Finance Director, rising to the position of Group Finance Director in February 2002. Prior to DSG, Mr Darroch spent 12 years at Procter & Gamble in a variety of roles in the UK and Europe, latterly as European Finance Director for its Health Care businesses. In February 2006 Mr Darroch was appointed a Non-Executive Director of Marks & Spencer Group plc. Mr Darroch is a member of the 100 Group of Finance Directors.

David F. DeVoe was appointed as a Director of the Company on 15 December 1994. Mr DeVoe has been a Director of News Corporation and its Chief Financial Officer since October 1990. Mr DeVoe has served as Senior Executive Vice President of News Corporation since January 1996. Mr DeVoe has been a Director of News America Incorporated ("NAI") since January 1991 and a Senior Executive Vice President since January 1998. Mr. DeVoe has been a Director of FEG since 1991 and its Senior Executive Vice President and Chief Financial Officer since August 1998. Mr. DeVoe has been a Director of STAR since July 1993, a Director of NDS since October 1996, a Director of Gemstar-TV Guide since June 2001 and a Director of DIRECTV since December 2003.

David Evans was appointed as a Director of the Company on 21 September 2001. In July 2006, Mr Evans joined the executive team of RHI Entertainment ("RHI"). Mr Evans was previously President and CEO of Crown Media Holdings, Inc. ("Crown") and its predecessor company, Hallmark Entertainment Networks, from 1 March 1999. Prior to that, Mr Evans was President and CEO of Tele-Communications International, Inc. ("TINTA") from January 1998. Mr Evans joined TINTA in September 1997 as its President and Chief Operating Officer ("COO"), overseeing the day-to-day operations of the company. Prior to joining TINTA, from July 1996, Mr Evans was Executive Vice President of News Corporation, President and CEO of Sky Entertainment Services Latin America, LLC, and President and COO of The Fox Television Network.

Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004 and Senior Independent Non-Executive Director on 12 June 2007. Mr Ferguson is Chairman of SVG Capital plc, a publicly-quoted private equity group, and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art and the Institute of Philanthropy.

Andrew Higginson was appointed as a Director of the Company on 1 September 2004. Mr Higginson is Finance and Strategy Director of Tesco plc ("Tesco"). Mr Higginson was appointed to the Board of Tesco in 1997, having previously been the Group Finance Director of the Burton Group plc. Mr Higginson is a member of the 100 Group of Finance Directors and Chairman of Tesco Personal Finance.

Allan Leighton was appointed as a Director of the Company on 15 October 1999. Mr Leighton joined ASDA Stores Limited ("ASDA") as Group Marketing Director in March 1992 and was appointed Chief Executive in September 1996. In November 1999 he was appointed President and CEO of Wal-Mart Europe. Mr Leighton resigned from all of these positions in September 2000. Mr Leighton is currently Chairman of The Royal Mail Group and Bhs Ltd and Deputy Chairman of Selfridges & Co, George Weston Ltd and Loblaws Ltd.

James Murdoch was appointed as a Director of the Company on 13 February 2003 and CEO with effect from 4 November 2003. Until Mr Murdoch's appointment as CEO, he was Chairman and CEO of Star from May 2000. Prior to 4 November 2003, Mr Murdoch was Executive Vice President of News Corporation and a member of News Corporation's Board of Directors and Executive Committee. Mr Murdoch serves on the Board of YankeeNets and the Board of Trustees of the Harvard Lampoon. Mr Murdoch attended Harvard University. James Murdoch is the son of Rupert Murdoch.

Rupert Murdoch was appointed as a Director of the Company in November 1990, when he founded British Sky Broadcasting, and was appointed Chairman in June 1999. Mr Murdoch has been CEO of News Corporation since 1979, Chairman since 1991 and was Managing Director from 1979 until November 2004. Mr Murdoch has also served as a Director of FEG and its predecessor companies since 1985, Chairman since 1992 and CEO since 1995. In addition, Mr Murdoch has been a Director of Star since 1993, Gemstar since 2001 and DIRECTV since 2003.

Jacques Nasser was appointed as a Director of the Company on 8 November 2002. Mr Nasser served as a Member of the Board of Directors, and as President and CEO of Ford Motor Company from 1998 to 2001. Mr Nasser is currently a Partner of One Equity Partners and serves on the Board of Quintiles Transnational Corporation, Brambles Industries, BHP Billiton and the International Advisory Board of Allianz A.G.. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the RMIT University of Melbourne, Australia. Because of Mr Nasser's significant contributions to the wellbeing of humanity and to the country of Lebanon, he has received the Order of the Cedar. In recognition of Mr Nasser's work for Australian industry, as an adviser to government, and for education in the area of technology, he has been awarded an Order of Australia and a Centenary Medal.

Gail Rebuck was appointed as a Director of the Company on 8 November 2002. Ms Rebuck is Chairman and Chief Executive of The Random House Group Limited ("Random House"), one of the UK's leading trade publishing companies. In 1982, Ms Rebuck became a founder Director of Century Publishing ("Century"). Century merged with Hutchinson in 1985 and in 1989 Century Hutchinson was acquired by Random House Inc. In 1991, Ms Rebuck was appointed Chairman and Chief Executive of Random House. Ms Rebuck was a Trustee of the Institute for Public Policy Research from 1993 to 2003 and was for three years a member of the Government's Creative Industries Task Force. Ms Rebuck is on the Board of The Work Foundation, a member of the Court of the University of Sussex, on the Advisory Board of the Cambridge Judge Institute, and the Council of the Royal College of Art. Ms Rebuck was awarded a CBE in the 2000 New Year's Honours List.

Lord Rothschild was appointed as a Director, Deputy Chairman and Senior Independent Non-Executive Director of the Company on 17 November 2003. Lord Rothschild relinquished the position of Senior Independent Non-Executive Director on 12 June 2007. Lord Rothschild is Chairman of RIT Capital Partners plc and Five Arrows Limited. He co-founded Global Asset Management and J Rothschild Assurance, the life assurance company now part of St James's Place Capital plc. Lord Rothschild is also a nominee to the board of directors of the general partner of the Blackstone Group. In addition to his career in the world of finance, he has been involved in philanthropy and public service.

Arthur Siskind was appointed as a Director of the Company on 19 November 1991. Mr Siskind has been the Senior Advisor to the Chairman of News Corporation since January 2005. Mr Siskind has been an Executive Director of News Corporation since 1991 and was Group General Counsel of News Corporation from March 1991 until December 2004. Mr Siskind was Senior Executive Vice President of News Corporation from January 1996 until December 2004 and an Executive Vice President of News Corporation from February 1991 until January 1996. Mr Siskind has been a Director of NDS since 1996 and was a Director of NAI from 1991 until January 2005 and a Director of Star from 1993 until January 2005. Mr Siskind was Senior Executive Vice President and General Counsel of FEG from August 1998 until January 2005 and a Director from August 1998 to March 2005. Mr Siskind was an Adjunct Professor of Law at the Georgetown Law Center from 2005 to 2007. Mr Siskind has been an Adjunct Professor of Law at the Cornell Law School since 2007. Mr Siskind has been a member of the Bar of the State of New York since 1962.

Lord Wilson of Dinton was appointed as a Director of the Company on 13 February 2003. Lord Wilson retired from the Civil Service in 2002 after serving 36 years in a number of UK Government departments including the Department of the Environment (appointed Permanent Secretary in 1992), the Home Office (appointed Permanent Under Secretary in 1994), and Secretary of the Cabinet and Head of the Home Civil Service in January 1998. Since his retirement in September 2002, Lord Wilson has been Master of Emmanuel College, Cambridge. He was appointed as a Non-Executive Director of Xansa plc in April 2003 and became Non-Executive Chairman of C. Hoare and Co, Bankers, in October 2006. Lord Wilson was made a peer in November 2002.

Alternate Directors

A Director may appoint any other Director or any other person to act as his Alternate. An Alternate Director shall be entitled to receive notice of and attend meetings of the Directors and Committees of Directors of which his appointer is a member and not able to attend. The Alternate Director shall be entitled to vote at such meetings and generally perform all the functions of his appointer as a Director in his absence.

On the resignation of the appointer for any reason the Alternate Director shall cease to be an Alternate Director. The appointer may also remove his Alternate Director by notice to the Company Secretary signed by the appointer making or revoking the appointment. An Alternate Director shall not be entitled to fees for his service as an Alternate Director.

Rupert Murdoch, David DeVoe, Arthur Siskind and Chase Carey have appointed each of the others to act as their Alternate Director and, in addition, each has appointed Leslie Hinton to act as his Alternate Director. David Evans has appointed Allan Leighton as his Alternate Director.

Leslie Hinton served as a Director of the Company from 15 October 1999 until 13 February 2003. Following his resignation as a Director, Mr Hinton was immediately appointed as an Alternate Director of the Company. He has worked for News Corporation for more than 40 years as a journalist and manager in Australia, the United States, and the United Kingdom and is currently Executive Chairman of News International Limited. In 1996, Mr Hinton joined the board of the Press Association in Britain. In October 1998, he was elected Chairman of the newspaper and magazine publishing industry's Code of Practice Committee which sets the code implemented by the Press Complaints Commission. Mr Hinton was appointed as an independent non-executive director of Johnston Press in March 2005.

Senior executives

Our Senior Executives are as follows:

Matthew Anderson joined us in November 2005 as our Group Director for Communications. In November 2006, Mr Anderson's role was expanded to include overall responsibility for Brand Marketing.

James Conyers joined us in April 1993 as Assistant Solicitor. During 1998 he was appointed as our Deputy Head of Legal and Business Affairs. In January 2004, he was appointed as our Head of Legal and Business Affairs, and in September 2005, he was appointed as our General Counsel.

Beryl Cook joined us in April 2004 as our Director for People and Organisational Development. On 4 June 2007, the Company announced that Ms Cook will be leaving the Company in the summer of 2007.

Robin Crossley joined us in 1988 and was appointed National Operations Manager in 1989. He left in 1991 but subsequently rejoined us in June 1995 as Director of Digital Development. In January 2001, Mr Crossley was appointed Strategic Adviser, Technology.

Mike Darcey joined us in February 1998 as our Head of Strategic Planning and in July 2002 he was appointed as our Group Director of Strategy. In February 2006, he was appointed Group Commercial and Strategy Director with extended responsibility for a new group that combines our Strategy, Future Technology, Research and Development and Business Development teams. Mr Darcey was appointed Chief Operating Officer in November 2006.

Dave Gormley joined us in March 1995 as Assistant Company Secretary and was appointed as Group Company Secretary in November 1997.

Jeff Hughes joined us in May 2005 as our Group Director for IT and Strategy. In November 2006, he was appointed Executive Vice-President. His role includes overall responsibility for our proposed pay TV offering on DTT.

Didier Lebrat joined us in December 2006 as Chief Technology Officer. This role includes overall responsibility for the Information Technology, Network Infrastructure and Broadcast Technology, and Customer and Interactive Technology teams.

David Rowe joined us in July 2006 as Managing Director, Enterprise Business and is responsible for our business-to-business services across both television and telecoms. Mr Rowe was CEO of Easynet Group plc until it became part of Sky in January 2006. In November 2006, Mr Rowe's role was expanded to include overall responsibility for Sky Bet.

Brian Sullivan joined us in February 1996 as Subscriber Marketing Manager and has held a variety of roles within sales and marketing over the last 10 years. In November 2006, Mr Sullivan was appointed as Managing Director, Customer Group with responsibility for marketing strategy, product development and management, sales, retention, service and field operations, as well as overall customer growth.

Sophie Turner Laing joined us in March 2003 as Director of Film Channels & Acquisitions. In 2004 she was appointed Deputy Managing Director, Sky Channels and Services. In March 2007 she was appointed Managing Director, Entertainment with overall responsibility for the multi-platform content strategy for Sky's wholly owned entertainment channels.

Vic Wakeling joined us in 1991 as Head of Football, taking over as Head of Sport in January 1994. In August 1998, he was appointed Managing Director, Sky Sports and in December 2006 his role was expanded to include overall responsibility for Sky News.

Alun Webber joined us in 1995 and was part of the core team which launched Sky Digital, and established the Sky Interactive venture. In April 2002, he was appointed Group Director of Engineering and Platform Technology. In July 2006, Mr Webber was appointed Group Director of Strategic Project Delivery.

There is no arrangement or understanding between any of the above listed persons and any other person pursuant to which he or she was elected as a Director or Senior Executive.

Employees

The average monthly number of full time equivalent persons (including temporary employees) employed by us during the previous three fiscal years was as follows:

	2007 number	2006 number	2005 number
Channels and services	2,472	2,403	2,357
Customer service, sales and marketing	7,591	6,486	5,472
Transmission and technology	1,560	1,267	1,201
Management and administration	1,464	1,060	928
	13,087	11,216	9,958

Corporate governance report

The Company is committed to maintaining high standards of corporate governance in its management of the Group and when accounting to shareholders. The management of the Company values an effective long-term outlook and sees itself as responsible to the wider range of stakeholders, whilst being accountable for the pursuit of its objectives primarily for the benefit of the Company's owners.

This section of the Annual Report has been prepared in accordance with the Code of Best Practice set out in Section 1 of the Combined Code.

With effect from 3 November 2006, the Company has been in full compliance with the provisions set out in Section 1 of the Combined Code. Prior to this, in the financial year the Company complied with the Combined Code, apart from the requirement for Non-Executive Directors who have served for more than nine years being subject to annual re-election.

The Company, as a foreign issuer with American Depositary Shares listed on the New York Stock Exchange ("NYSE"), is obliged to disclose any significant ways in which its corporate governance practices differ from the NYSE's corporate governance listing standards. Furthermore, the Company must comply fully with the provisions of the NYSE listing standards which relate to the composition, responsibilities and operation of audit committees. These provisions also incorporate certain rules concerning audit committees implemented by the SEC and the NYSE under the US Sarbanes-Oxley Act of 2002.

The Company has reviewed the NYSE's listing standards and believes that its corporate governance practices are consistent with the standards, with the following exception. The standards state that companies must have a nominating/corporate governance committee composed entirely of independent directors. The Company's Corporate Governance & Nominations Committee is made up of a majority of Independent Non-Executive Directors.

Corporate policies

The policies of the Group aim to enhance and maintain risk management, and through this, safeguard the efficiency and effectiveness of the Group. Other policies are committed to improving equality in the workplace, share dealing, work practices (on and off-site), and social arrangements. Copies are readily available to all staff on the intranet.

The Company has also adopted since 2003 a Code of Ethics that applies to the Company's CEO and CFO, who also serves as the principal accounting officer. The full text of the code of ethics is incorporated by reference to the Annual Report on Form 20-F of the Company for the fiscal year ended 30 June 2003 filed with the SEC on 5 December 2003.

The Group continues to contribute more broadly to society and to ensuring it is addressing social and environmental risks associated with its operations. Policies on Social, Environmental and Ethical Performance can be found on pages 15 to 17.

The Board

The Board currently comprises fourteen Directors, made up of two Executive Directors and twelve Non-Executive Directors. A majority of eight Non-Executive Directors are determined to be independent in compliance with the Combined Code. They bring a wide range of experience and expertise to the Group's affairs, and carry significant weight in the Board's decisions. The Independent Non-Executive Directors provide a strong independent element and a foundation for good corporate governance. Short biographies of each of the Directors are set out on pages 37 to 39. The table on page 37 identifies those Directors who are, in the view of the Board, independent within the meaning of the Combined Code. Each board member receives and completes a questionnaire to determine factors that may affect independence according to the Combined Code, NYSE Corporate Governance Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The responses to the questionnaire assist the Board in ascertaining whether a director is independent in character and judgement, and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director's judgement.

The Company recognises that all Directors are equally and collectively accountable under the law for the proper stewardship of the Company's affairs. The Company maintains a directors' and officers' liability insurance policy which meets defence costs when the Director is not proved to have acted fraudulently.

Executive Directors are not allowed to take on the chairmanship of a FTSE 100 company, but are allowed to take up one external non-executive FTSE 100 appointment and retain any payments in respect of this appointment.

The roles of the Chairman and CEO, are separate and the roles have been since the Company's shares were admitted to listing in 1994. The full schedule of matters reserved for decision making by the Board, can be found on the Company's corporate website at www.sky.com/corporate.

The Chairman

The Chairman is responsible for leadership of the Board, ensuring its effectiveness on all aspects of its role and setting its agenda. This includes ensuring, via the Company Secretary, that the Directors receive accurate, timely and clear information. The duties of the Chairman include the following:

- to encourage and ensure effective communication with shareholders, and ensure shareholder views are communicated to the Board as a whole;
- to facilitate a structure to allow the effective contribution of all Directors, and of non-executive Directors in particular;
- to create an environment which engenders constructive relations between executive and non-executive Directors;
- to organise the business of the Board so that it can be carried out effectively and efficiently;
- to lead the Board in discussions regarding the Company's strategy and in the achievement of its objectives;
- to ensure Board Committees are properly established, composed and operated; and
- to enhance the Company's public standing and image overall.

The Chief Executive Officer

The CEO is responsible for the daily operation of the Company, advancing long-term shareholder value, supported by the management team. He is accountable and responsible to the Board for the management and operation of the Company. He is also involved in the management of the social and environmental responsibilities of the Company. The duties of the CEO include the following:

- to be responsible and accountable to the Board for the management and operation of the Group;
- to prepare and implement plans and programmes for the attainment of approved objectives and to recommend such plans and programmes to the Board as appropriate;
- to provide leadership in the Group's commitment to attaining high business standards generally;
- to create the conditions within the Group for the efficient operation of all business units;
- to establish and maintain relationships with shareholders and potential shareholders, and major external bodies;
- to keep the Board informed on all matters of material importance; and
- to chair meetings of the Executive Committee.

Senior Independent Non-Executive Director

On 12 June 2007, Lord Rothschild relinquished the position of Senior Independent Non-Executive Director (but continues to serve on the Board as Deputy Chairman and an independent Non-Executive Director) and Nicholas Ferguson was appointed to the role.

Non-Executive Directors

The dates on which the Non-Executive Directors' initial service agreements/letters of appointment commenced and current expiry dates are as follows:

	Commencement date	Expiry date of current service agreement or letter of appointment
Chase Carey	13 February 2003	November 2009*
David DeVoe[(ii)]	15 December 1994	2 November 2007
David Evans[(iii)]	21 September 2001	November 2008*
Nicholas Ferguson	15 June 2004	November 2009*
Andrew Higginson[(i)]	1 September 2004	2 November 2007
Allan Leighton[(iii)]	15 October 1999	November 2008*
Rupert Murdoch[(ii)]	3 November 1990	2 November 2007
Jacques Nasser	8 November 2002	3 November 2009*
Gail Rebuck[(i)]	8 November 2002	2 November 2007
Lord Rothschild[(i)]	17 November 2003	2 November 2007
Arthur Siskind[(ii)]	19 November 1991	2 November 2007
Lord Wilson of Dinton[(iii)]	13 February 2003	November 2008*

* These letters of appointment will expire on the day of the Company's AGM in either November 2008 or 2009, the dates of which have yet to be agreed.

All Directors are subject to retirement by rotation and reappointment by shareholders in accordance with the Company's current Articles of Association (see "Shareholder Information").

Notes:

(i) Non-Executive Directors retiring by rotation and offering themselves for reappointment by shareholders at the Company's next AGM, to be held on 2 November 2007. Jeremy Darroch will also retire by rotation and offer himself for reappointment.

(ii) David DeVoe, Arthur Siskind and Rupert Murdoch are subject to annual reappointment by shareholders in accordance with requirement A.7.2. of the Combined Code as they have served as Non-Executive Directors for longer than nine years.

(iii) David Evans, Allan Leighton and Lord Wilson of Dinton will be subject to retirement by rotation and reappointment by shareholders at the Company's AGM in 2008, the date of which has yet to be agreed. In accordance with the Company's current Articles of Association, one-third of the Directors must retire by rotation. In circumstances where the number of Directors is not a multiple of three, the number of Directors retiring by rotation should be the whole number which is nearest to, but does not exceed, one-third of the number of Directors. Therefore, assuming that the Board continues to comprise fourteen Directors, four Directors will be required to retire by rotation at the Company's AGM in 2008 (in addition to those then subject to annual reappointment). Accordingly, the remaining Director to retire by rotation in 2008 will be selected by drawing lots from those Directors who would otherwise be due to retire by rotation at the AGM of the Company to be held in 2009. Non-Executive Directors' service agreements do not contain a notice period.

Non-Executive Directors' service agreements do not contain a notice period.

The Company Secretary
The Company Secretary is available to advise all Directors and is responsible for ensuring the Board is supplied with all necessary information in a reliable, timely manner. The Company Secretary ensures good communication between the Board, Board committees and senior management. He facilitates Directors' induction and training.

Board Practices
The Board is scheduled to meet at least six times a year to review appropriate strategic, operational and financial matters as required. During the financial year, one of these meetings was held over two days when the Board met to review the future strategy and direction of the Group.

Attendance of the current Directors at Board and Committee meetings during the year, is set out in the table below:

	Board 8	Audit 6	Remuneration 4	Corporate Governance & Nominations 3
Director				
Rupert Murdoch, Chairman	7	-	-	-
James Murdoch, CEO	8	-	-	-
Jeremy Darroch, CFO	8	-	-	-
Chase Carey	8	-	-	-
David DeVoe	8	-	-	-
David Evans*	7	-	4	-
Nicholas Ferguson*	7	-	4	-
Andrew Higginson***	7	5	-	-
Allan Leighton***	6	6	-	-
Jacques Nasser*	6	-	4	-
Gail Rebuck***	8	6	-	-
Lord Rothschild**	8	-	-	3
Arthur Siskind**	8	-	-	3
Lord Wilson of Dinton**	8	-	-	3

*Remuneration Committee member

**Corporate Governance & Nominations Committee member

***Audit Committee member

In accordance with good practice, the independent Non-Executive Directors of the Board held a separate meeting during the year.

Board role
A schedule of matters reserved for the full Board's determination and/or approval is in place, which includes:

- approval of the annual budget and any changes to it;
- a major change in the nature, scope or scale of the business of the Group;
- approval of the interim and final results;
- approval of any dividend policy;
- changes relating to the Group's capital structure, including reductions of capital and share buy-backs;
- the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) which, whether budgeted or unbudgeted, involves or could reasonably involve, the payment or receipt by the Group of amounts equal to or in excess of £100 million in aggregate value;
- the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) with News Corporation, any of its subsidiaries, or a related party which involves, or could reasonably involve, the payment or receipt by the Group of amounts equal to or in excess of £25 million in aggregate value;
- approval of resolutions to be put forward to shareholders at a general meeting;
- communication involving the general state of the Company; and
- determining the independence of Non-Executive Directors.

The Board has also delegated specific responsibilities to Board Committees, notably the Audit, Remuneration and Corporate Governance & Nominations Committees, as set out below. Directors receive Board and Committee papers several days in advance of Board and Committee meetings. In addition, the Board members have access to external professional advice at the Company's expense. Non-Executive Directors serve for an initial term of three years, subject to election by shareholders following appointment, subsequent re-election by shareholders, and Companies Act provisions relating to the removal of Directors. In addition, reappointment for a further term is not automatic, but may be mutually agreed. All of the Directors are required to retire and offer themselves for re-election at least once in every three years. Non-Executive Directors who have served for more than nine years on the Board are now subject to annual re-election in accordance with the Combined Code.

A committee of senior management generally meets on a weekly basis to allow prompt discussion of relevant business issues. It is chaired by the CEO and comprises the CFO and other Senior Executives from within the Group.

Following appointment to the Board, all new Directors receive an induction tailored to their individual requirements. The induction process involves a meeting with all of the Company's Executive Directors and Senior Executives. This facilitates their understanding of the Group and the key drivers of the business' performance. The Directors are also provided with copies of the Company's corporate governance practices and procedures.

Directors regularly receive additional information from the Company between Board meetings, including a monthly report updating the Directors on the performance of the Group.

Where appropriate, additional training and updates on particular issues are arranged. For example, the Board will receive briefings on the Companies Act 2006.

During the year, the Directors carried out a full evaluation of the performance of the Board, its committees and individual Directors. The process was carried out internally and was led by the Corporate Governance & Nominations Committee, with the assistance of the Company Secretary and members of the legal department. The evaluation confirmed that the Board was satisfied with the Board's overall performance.

During the year, the Senior Independent Non-Executive Director held a formal meeting of the Non-Executive Directors, without Executive Directors present, to discuss the functioning of the Board. There was also a meeting of the Non-Executive Directors without the Chairman present to evaluate his performance led by the Senior Independent Non-Executive Director.

Following this year's review, the Corporate Governance & Nominations Committee and Board have confirmed that all Directors standing for re-election at the forthcoming AGM continue to perform effectively and demonstrate commitment to their roles.

Jeremy Darroch, Andrew Higginson, Lord Rothschild and Gail Rebuck retire from the Board by rotation, and being eligible, offer themselves for re-election at the 2007 AGM. David DeVoe, Rupert Murdoch and Arthur Siskind are subject to annual re-election in accordance with requirement A.7.2 of the Combined Code, as they have served as Non-Executive Directors for longer than 9 years.

Board Committees
Terms of reference for the governance of the Board Committees can be found on the Company's corporate website.

Remuneration Committee
The members of the Remuneration Committee are Nicholas Ferguson (Chairman), David Evans and Jacques Nasser, all of whom are Independent Non-Executive Directors, in compliance with the Combined Code.

The Remuneration Committee has clearly defined terms of reference, meets at least twice a year, and takes advice from the CEO and independent consultants as appropriate in carrying out its work. Following publication of the annual report we arrange meetings and round-table discussions between the Remuneration Committee and institutional shareholders to discuss remuneration policy and aspects of the Committee's Report on Directors' remuneration. The Remuneration Committee Chairman reports regularly to the Board on its activities.

Rupert Murdoch and David DeVoe have a standing invitation to attend meetings of the Remuneration Committee. Their attendance at these meetings is as observers only and in a non-voting capacity.

The Report on Directors' remuneration can be found on pages 43 to 49. In accordance with the Directors' Remuneration Report Regulations 2002, the Report on Directors' remuneration will be put forward for an advisory shareholder vote at the AGM.

Corporate Governance & Nominations Committee
The Corporate Governance & Nominations Committee is chaired by Lord Wilson of Dinton and its other members are Lord Rothschild and Arthur Siskind. The Corporate Governance & Nominations Committee met three times during the year and the Chairman reports regularly to the Board on its activities. Its main duties include:

- the identification and nomination, for approval by the Board, of candidates to fill Board vacancies as they arise;
- the drafting of requirements for a particular appointment to the Board, taking into consideration the present balance of skills, knowledge and experience on the Board;
- the regular review of the structure, size and composition of the Board and to recommend any changes to the Board or succession planning;
- the provision of a formal letter of appointment, setting out clearly what is expected of new appointees to the Board, in terms of time commitment, term of office and committee service as well as their duties and liabilities as a Director, including details of the Company's corporate governance policies and directors & officers liability insurance cover; and
- the monitoring of the Company's compliance with applicable Corporate Governance Codes and other similar requirements.

The Corporate Governance & Nominations Committee has in the past used the services of external recruitment advisors when seeking to appoint a Director to the Board. There have been no nominations to the Board during this year.

The Corporate Governance & Nominations Committee led the evaluation of the Board that was completed during the year as discussed earlier in this report.

The Committee also reviewed the independence of the Non-Executive Directors and recommended to the Board that there be no changes to the independent status of the current Non-Executive Directors. The table on page 37 clearly sets out those Non-Executive Directors who are considered by the Board to be independent.

Audit Committee
The Audit Committee, which consists exclusively of Independent Non-Executive Directors, has clearly defined terms of reference as laid down by the Board. The composition of the Audit Committee is currently Allan Leighton (Chairman), Gail Rebuck and Andrew Higginson. The CFO and representatives from the external auditor and the internal auditor attend meetings at the request of the Audit Committee. It is also usual practice for the CEO to attend meetings of the Audit Committee. Other finance and business executives attend meetings from time to time and the Company Secretary is Secretary to the Committee. The Audit Committee Chairman reports regularly to the Board on its activities.

David DeVoe and Arthur Siskind have a standing invitation to attend meetings of the Audit Committee. Their attendance at these meetings is as observers only and in a non-voting capacity. All three members of the Audit Committee are independent for the purposes of the Combined Code and Rule 10A-3(b)(1) under the Exchange Act. The members have wide ranging experience to bring to the work of the Audit Committee. The Audit Committee met six times during the year. Its duties include:

- making recommendations to the Board in relation to the appointment, reappointment and removal of the external auditors and discussing with the external auditors the nature, scope and fees for the external auditors' work;
- reviewing and making recommendations to the Board regarding the approval, or any amendment to, the quarterly, half year and annual financial statements of the Group;
- reviewing and approving the Group's US Annual Report on Form 20-F prior to its filing;
- reviewing the Group's significant accounting policies;
- reviewing the Group's systems of internal control;
- reviewing the Group's treasury policies;
- recommending the appointment of the Group's Director of Internal Audit;
- reviewing the audit plan and findings of the Group's internal audit function;
- monitoring and reviewing the effectiveness of the Group's internal audit function;
- monitoring the Group's whistle-blowing policy;
- News UK Nominees Limited, a subsidiary of News Corporation, is a major shareholder in the Group. The Audit Committee receives, on a quarterly basis, a schedule of all transactions between companies within the News Corporation Group and the Group, and any other related party transactions, showing all transactions which have been entered into during the year and which cumulatively exceed £100,000 in value;
- Furthermore, Audit Committee approval is required for the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) with News Corporation or any of its subsidiaries, or any other related party which involves or could reasonably involve the payment or receipt by the Group of amounts equal to or in excess of £10 million, but not exceeding £25 million in aggregate value with News Corporation. Any transaction in excess of £25 million in aggregate value must be submitted to the Audit Committee and, if approved by the Audit Committee, must also be submitted to the full Board for approval.

The Audit Committee does not include an "Audit Committee Financial Expert" as such term is defined by the SEC rules. The Audit Committee members have considerable financial and business experience and the Board considers that the membership as a whole has sufficient recent and relevant financial experience to discharge its functions. In addition, the Board has determined that each member of the Audit Committee has sufficient accounting or related financial management expertise as required by the NYSE listing rules. Accordingly, it is the opinion of the Board not to formally designate a member as the Audit Committee financial expert.

Internal control
The Directors have overall responsibility for establishing and maintaining the Group's systems of internal control and risk management and for reviewing their effectiveness. These systems are designed to manage, and where possible eliminate, the risk of failure to achieve business objectives and to provide reasonable, but not absolute, assurance against material misstatement or loss. An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has been established, in accordance with the guidance of the Turnbull Committee on internal control issued in September 1999 and updated by the Financial Reporting Council in October 2005. This process has been in place for the year ended 30 June 2007 and up to the date on which the financial statements were approved.

The Audit Committee, on behalf of the Board, considers the effectiveness of the operation of the Group's systems of internal control and risk management during the year and this review has been carried out for the year ended 30 June 2007 and up to the date on which the financial statements were approved. This review relates to the Company and its subsidiaries and does not extend to joint ventures. The Audit Committee meets on at least a quarterly basis with the Group's internal audit team and the external auditors.

There is a comprehensive budgeting and forecasting process, and the annual budget, which is regularly reviewed and updated, is approved by the Board. Risk assessment and evaluation take place as an integral part of this process. Performance is monitored against budget through weekly and monthly reporting cycles. Monthly reports on performance are provided to the Board and the Group reports to shareholders each quarter. Each area of the Group carries out risk assessments of its operations and ensures that the key risks are addressed. A Risk Management Committee, chaired by the CFO and comprising Senior Executives, reviews the management of risks in all areas of the Group. The results of the Risk Management Committee's review are integrated into the budgeting and forecasting process and are integrated into the internal audit planning.

The internal audit team provides objective assurance as to the effectiveness of the Group's systems of internal control and risk management to the Group's operating management and to the Audit Committee.

Management's report on internal control over financial reporting
The management of British Sky Broadcasting Group plc is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Management, including the CEO and CFO, has conducted an evaluation to assess the effectiveness of the Group's internal control over financial reporting as of 30 June 2007 based upon criteria set forth in the framework Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The assessment excluded the internal controls over financial reporting relating to 365 Media because the entity was acquired on 23 January 2007. Based on their assessment, management concluded that, as at 30 June 2007, the Group's internal control over financial reporting was effective.

The audit report set out on page 51 is provided in compliance with International Standards on Auditing (UK and Ireland). Deloitte & Touche LLP has also issued reports in accordance with auditing standards of the Public Company Accounting Oversight Board (US), which will be included in the Annual Report on Form 20-F to be filed with the SEC. Those reports express unqualified opinions on the consolidated financial statements of the Group as of and for the year ended 30 June 2007 as well as on the assessment and effectiveness of the Group's internal control over financial reporting as of 30 June 2007.

Disclosure controls and procedures

The Company maintains disclosure controls, procedures and systems that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC's rules and forms, and the Company's UK listing obligations. The Company has established a disclosure committee. The committee is chaired by the Company Secretary and its members consist of senior managers from group finance, legal and investor relations. It has responsibility for considering the materiality of information (including inside information) and on a timely basis, determination of the disclosure and treatment of such information. The committee also has responsibility for overseeing the process for the formal review of the contents of the Company's Annual Report and filing on Form 20-F.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of these disclosure controls, procedures and systems at 30 June 2007. Based on that evaluation, the CEO and CFO of the Company have concluded that the Company's disclosure controls and procedures are effective.

Changes in internal controls

No change in the Company's internal control over financial reporting has occurred during the year ended 30 June 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Use of external auditors

The Group has a policy on the provision by the external auditors of audit and non-audit services, which categorises such services between:

- those services which the auditors are prohibited from providing;
- those services which are acceptable for the auditors to provide and the provision of which has been pre-approved by the Audit Committee; and
- those services for which the specific approval of the Audit Committee is required before the auditors are permitted to provide the service.

The policy defines the types of services falling under each category and sets out the criteria which need to be met and the internal approval mechanisms required to be completed prior to any engagement. An analysis of all services provided by the external auditors is reviewed by the Audit Committee on a quarterly basis.

The Audit Committee is aware that the non-audit fees incurred with Deloitte & Touche LLP were considerably in excess of the audit fees in previous years. The principal reason for this was that the Group received services from Deloitte & Touche LLP in respect of the CRM systems development project, which was completed in 2006. The Audit Committee reviews regularly the non-audit work provided by Deloitte & Touche LLP, and has noted that, in relation to CRM, it would have had a disruptive effect on the final delivery of the system had Deloitte & Touche LLP personnel been withdrawn prior to completion of the project. The Audit Committee further noted that those members of Deloitte & Touche LLP who worked on the project were completely separate from the Deloitte & Touche LLP audit team and also were not involved in the development of any of the financial systems within the project. During this year the level of non-audit fees has significantly reduced.

For the year ended 30 June 2007, the Audit Committee has discussed the matter of audit independence with Deloitte & Touche LLP, the Group's external auditors, and has received and reviewed confirmation in writing that, in Deloitte & Touche LLP's professional judgement, Deloitte & Touche LLP is independent within the meaning of all UK and US regulatory and professional requirements and the objectivity of the audit engagement partner and audit staff is not impaired.

There were no services provided during the year that were not pre-approved by the Audit Committee in accordance with the Group's policy.

Communication with shareholders

Presentations and webcasts on the development of the business are available to all shareholders on the Company's corporate website. The Company also uses email alerts and actively promotes downloading of all reports enhancing speed and equality of shareholder communication.

The Company is committed to maintaining and improving dialogue with shareholders in order to ensure that the objectives of both the Group and the shareholders are understood.

A programme of meetings with institutional shareholders, fund managers and analysts takes place each year. The Company also makes presentations to analysts and investors around the time of the half year and full year results announcement; conference calls are held with analysts and investors following the announcement of the first quarter and third quarter results, and on occasion, following the announcement of the fourth quarter results, and presentations are made during the year to many existing or potential shareholders. During the year, various members of the Board have met with institutional shareholders and representative bodies, reinforcing the continuation of open dialogue and discussion of strategy between the Board and its shareholders. Non-Executive Directors are offered the opportunity to attend meetings with major shareholders and are expected to attend if required.

The Board views the AGM as an opportunity to communicate with private investors and sets aside time at these meetings for shareholders to ask questions of the Board. All members of the Board attended the 2006 AGM. At the AGM, the Chairman provides a brief résumé of the Company's activities for the previous year to the shareholders. The Company, in accordance with the Combined Code, announces the number of proxy votes cast on resolutions at the AGM. For each resolution put forward at the AGM, proxy appointment forms provide shareholders with the option to direct their proxy to vote either for or against the resolution or to withhold their vote. The proxy form and any announcement of the results of a vote makes it clear that a 'vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes for or against the resolution.

Directors' responsibilities

The responsibilities of the Directors are set out on page 50.

Report on Directors' remuneration

1. Remuneration Committee

1.1 Role of the Remuneration Committee and terms of reference

The Remuneration Committee (the "Committee") is responsible for recommendations to the Board regarding:

- The design and implementation of incentive compensation arrangements including share-based schemes;
- Remuneration packages for Executive Directors of the Company, including basic salary, performance-based bonus and long-term incentives, pensions and other benefits; and

- The Company's policy on remuneration for Board Directors and other Senior Executives of the Group who report directly to the CEO. In the latter case, decisions shall be the subject of recommendation to the Committee by the CEO.

The Committee sets the performance targets applicable to incentive compensation arrangements. As part of this process, it seeks to ensure that such packages provide employees with appropriate incentives to perform, reflect their positions and roles within the Group, and that the employees are, in a fair and reasonable manner, rewarded for their individual contributions to the success of the Group. Payments or benefits offered to employees in excess of £250,000 which do not form part of an employee's expected remuneration or benefits require the approval of the Committee.

The Committee met four times during the year.

The full terms of reference for the Committee are available on the Company's website.

1.2 Membership of the Committee
The Committee comprised the following independent Non-Executive Directors throughout the year ended 30 June 2007:

- David Evans
- Nicholas Ferguson (Chairman)
- Jacques Nasser

During the year, the Committee sought the advice of James Murdoch, the CEO, on matters relating to the Executive Directors and Senior Executives who report to him and advice from the Director of People and Organisational Development; the Committee was supported by the Company Secretary, and the finance function. The CEO was not present when matters affecting his remuneration were considered. The Chairman, Rupert Murdoch, did not attend any Committee meetings during the year.

2. Advisors
The Committee has engaged the services of both a lead adviser Patterson Associates LLP. and a support adviser New Bridge Street Consultants LLP. The lead adviser advises the Committee and the Company on overall direction and acts as the primary lead for advice. The support adviser advises on share based awards, performance monitoring, remuneration data and accounting including IFRS and US GAAP for any existing or new incentives and remuneration schemes and provides analytical support. The support adviser works in conjunction with the lead adviser.

3. Remuneration policy
The Committee's reward policy reflects its aim to align Executive Directors' remuneration with shareholders' interests and to engage and retain world-class executive talent for the benefit of the Group. The main principles of the policy are that:

- Total rewards should be set at appropriate levels to reflect the competitive market in which the Group operates.
- The majority of the total reward should be linked to the achievement of demanding performance targets.
- Appropriate benchmarks are used when reviewing the salaries of the Executive Directors and Senior Executives. The Company uses a subset of the FTSE 100 as its benchmark.

In formulating its remuneration policy, the Committee is keen to understand shareholders' views on executive remuneration. From time to time, the Company holds consultation meetings with a range of institutional investors, concerning aspects of the Committee's policy, and has taken their advice into account in arriving at remuneration decisions.

The Committee believes that performance share awards continue to be the best long-term incentive vehicle for Executive Directors and Senior Executives. The Committee also believes that the Group's historically strong operational performance has led investors to expect continued excellence in operational delivery. Accordingly, 70% of the Long-Term Incentive Plan ("LTIP") vests based on operational performance, while 30% vests based on Total Shareholder Return ("TSR") relative to the constituents of the FTSE 100. The operational performance conditions chosen include earnings per share ("EPS"), free cash flow per share ("FCF") and Direct to Home ("DTH") subscriber growth.

All LTIP programmes are now measured over three years using the performance measures described above for the LTIP.

The Committee also recognises that the interactions between different areas of the business in creating long-term shareholder value are complex. Rather than Senior Executives being incentivised primarily through measures relevant to their own business area, their remuneration emphasises a critical set of Group-wide goals in order to maximise the benefits of teamwork and collaboration across the Group.

The Executive Directors of the Company are employed on twelve-month rolling contracts.

4. Elements of Executive Director remuneration
4.1 Remuneration Mix
The Executive Directors' and Senior Executives' total direct compensation consists of salary, annual bonus, long-term incentives, pensions and other benefits. This reward structure is regularly reviewed by the Committee to ensure that it continues to support the Group's objectives.

Overview of current remuneration elements for executives, including Executive Directors

Element	Objective	Performance conditions
Basic salary (see section 4.2)	Reflects the market value of the position, as well as the skills and experience of the incumbent	Reviewed annually on the basis of external market benchmarking and/or reference to internal positioning
Annual bonus (see section 4.3)	Rewards achievement of short-term objectives set during the year	Cash award is subject to achievement of team and individual objectives. For Executive Directors, award is wholly dependent on group-level objectives (Earnings, cash and subscriber growth).
LTIP (see section 4.4)	Rewards the achievement of long-term objectives	30% of the award is subject to achievement of relative TSR performance vs. the FTSE 100 over three years. 70% of the award is subject to achievement of operating targets for EPS, FCF and DTH subscriber growth.
Pension and other benefits (see sections 6 and 7)	Set below market norms, to reflect higher proportion of performance pay.	Not applicable

Performance-related elements of pay represent a higher proportion of remuneration than market norms. This, combined with the fact that BSkyB's pension arrangements for Executive Directors are considerably less generous than those found at comparable companies, means that a large amount of pay is at risk. Pay is very competitive if BSkyB's stretching targets are delivered, but if these targets are not met, the 'guaranteed' elements of pay are below market norms.

The proportions of fixed and variable pay vary with performance outcomes. However, for target performance, approximately three-quarters of Executive Directors' remuneration is performance-related in the year ended 30 June 2007, as shown by the chart below:

Remuneration mix



FTSE Comparator Group Median Practice
Base salary
Benefits
Target bonus
Expected value of LTIP awards
James Murdoch
Jeremy Darroch
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%
% of package

Notes to chart:

- FTSE Comparator Group is the ten companies above and ten companies below BSkyB in the FTSE 100, ranked by market capitalisation on 31 May 2007.
- Comparator pay data was taken from the most recently available Annual Reports at 31 May 2007.
- Annual bonus valuation assumes on-target performance.
- LTIP valuation assumes annualised expected value, where expected value is face value at the time of grant, discounted to reflect expected vesting for target performance.

4.2 Basic salary

The basic salary for each Executive Director and Senior Executive is determined by the Committee taking into account the recommendations of the CEO (other than in respect of his own salary) and information provided from external sources relative to the industry sectors in which the Group operates. Salaries for the CEO and CFO are periodically benchmarked against equivalent roles in comparable companies.

The increase in the CEO's salary from 2006 to 2007 was 15%, while the CFO's salary was increased by 5%, reflecting the Committee's view of the appropriate base salary for roles of this complexity in a rapidly evolving business environment, taking into account a range of market benchmarks as described above.

4.3 Annual bonus

Executive Directors and Senior Executives participate in a bonus scheme under which awards are made to participants at the discretion of the Committee. For the Executive Directors the level of bonus paid depends purely on Group-wide operational performance measures, specifically: operating profit, FCF and DTH Subscriber Growth. These measures were chosen to reflect the tensions inherent in balancing growth, investment and returns to shareholders: an improvement in one measure may come at the expense of improvement in another.

For the CEO, the maximum bonus that may be awarded is 200% of salary, and for on-target performance, he would receive 130% of salary, while for the CFO, these percentages are 160% and 110% respectively.

For performance in the year ended 30 June 2007, which exceeded target by a substantial margin, the CEO and CFO were awarded the following bonus payments:

	Bonus amount (£)	As a % of salary
CEO	1,900,000	200%
CFO	840,000	160%

For the year 1 July 2007 to 30 June 2008, the operational measures that will govern bonus payouts will again be: operating profit, FCF, and DTH Subscriber growth.

Although bonus awards are primarily driven by performance relative to the stated targets, the Committee retain the discretion to adjust payouts, as an exception, if they feel that an important aspect of performance has not been reflected.

4.4 LTIP

The Company operates an LTIP for Executive Directors and Senior Executives, under which awards may be made to any employee or full-time Executive Director of the Group at the discretion of the Committee. Awards under the scheme are made as a nil priced option. Awards are not transferable or pensionable and are made over a number of shares in the Company, determined by the Committee. LTIP awards are satisfied using shares purchased in the market.

Design of LTIP plan

The LTIP has a structure tailored to the needs of the Company in which grants are made every year, but vesting occurs biennially, designed to reduce Executives' reliance on annual vesting of LTIP awards. In the first year, an Executive is granted an award of shares that vests at the end of the three year performance cycle, subject to performance conditions. In the second year, a further discretionary award of up to 100% of the year one award can be made. This award vests at the same time as the first award. While second year grants are linked to the previous year and therefore capped, the size of first year grants is determined by the Committee on the basis of a range of factors including internal and external market benchmarks. The grant is made in terms of a number of shares (as opposed to a monetary value) and therefore values in relation to salary may vary with share price movements.

Performance conditions for LTIP plan

The awards vest, in full or in part, dependent on points gained for satisfying performance targets. Performance targets are calibrated to ensure the achievement of Sky's stretching long-term goals, and the cumulative total points achieved governs vesting. The extent to which performance targets have been met is reviewed by the Committee regularly, and at the date of vesting of each award.

Awards Vesting in August 2007

The Awards made in 2004 and 2005 are due to vest on 11 August 2007 subject to the following performance criteria and targets being met at the time of vesting:

i) Operational performance

70% of the award is based on operational measures:

- EPS Growth
- Free Cash Flow per share
- Growth in DTH subscriber numbers.

Points are awarded for performance according to each of these measures, and the total number of points awarded governs the extent of vesting of the operational portion, as described below.

Report on Directors' remuneration
continued

For the awards vesting in 2007, the points available for operational performance were as follows:

EPS growth		Free cash flow per share		DTH subscriber growth	
Performance achieved	Points awarded	Performance achieved (% of target)	Points awarded	Performance achieved (% of target)	Points awarded
RPI + 7% pa	8	100%	8	100%	8
RPI + 6% pa	6	95%	6	95%	6
RPI + 5% pa	4	90%	4	90%	4
RPI + 4% pa	2	85%	2	85%	2
RPI + 3% pa	1	75%	1	75%	1
Less than RPI + 3% pa	0	Less than 75%	0	Less than 75%	0

The points from all three measures are added together, and the operational portion of the LTIP grant vests according to the following schedule:

	Resulting vesting	
Total points awarded	(% of operational portion of LTIP award)	(% of overall LTIP award)
21 - 24	100%	70%
17 - 20	80%	56%
13 - 16	60%	42%
9 - 12	40%	28%
5 - 8	20%	14%
0 - 4	0%	0%

During the three year period ended 30 June 2007, the Company exceeded the DTH subscriber growth and free cash flow per share targets by an average of 109% and 106% respectively. In addition, the EPS growth of the Company over the three year period exceeded the maximum RPI target of RPI + 7% p.a. by 142%. Accordingly, maximum points were achieved on each of these measures. Therefore 100% of the operational portion of the LTIP vested (which is 70% of the overall LTIP award).

ii) TSR Performance
30% of the award vests dependent on TSR performance over the three year performance period, relative to the constituents of the FTSE 100 at the time of grant. If the Company's TSR performance is below median, the TSR element of the award lapses with no vesting. For median performance, one third of the TSR portion of the award vests. For performance in the upper quartile, the whole TSR portion of the award vests.

For performance between median and upper quartile, vesting is on a straight-line basis, as shown in the chart below:

TSR vesting schedule


Payout
(% of grant)
30
10
Median
Upper Quartile
Below Median
50
55
60
65
70
75
80
Final TSR rank (%)

TSR Performance	Payout
Below Median	0%
50%	10%
55%	14%
60%	18%
65%	22%
70%	26%
75%	30%
100%	30%

TSR calculations are conducted independently by New Bridge Street Consultants LLP, employing a methodology which averages share prices over three months prior to grants and the three months prior to the end of the three year performance period.

Despite the strong operational performance of the Company during the three year period ending 10 August 2007, the TSR performance to date has been below median and accordingly none of the TSR portion of the LTIP awards made in 2004 and 2005 are expected to vest.

Awards Vesting in August 2009
Awards were made in August 2006 to Executive Directors as detailed in the audited table in section 13 LTIP of this report. These awards reflected market benchmarks and the Committee's desire to ensure incentive compensation for Executive Directors was tied to an appropriate mix of long-term, stretching performance goals.

For the TSR portion of the award, the performance condition operates in exactly the same way as that described above for the awards vesting this year.

For the operational portion of the award, the same performance measures apply as in previous years. However, the Committee has made some minor alterations to the way points and consequent vesting are calculated.

First it is now possible to achieve up to ten points for each performance measure if targets are exceeded, while eight points are achieved for stretching target performance (whereas previously, eight points was the maximum possible, for stretching target performance or above).

For a maximum award for the EPS portion of the LTIP, the EPS growth targets are based on growth above RPI. Details of targets for the FCF and DTH measures are withheld for commercial reasons.

Second the vesting of the LTIP award based on the total points achieved is now calculated on a straight-line basis, rather than steps.

5. Other share plans
5.1 Management Long Term Incentive Plan ("Management LTIP")
The Company now operates a Management LTIP, which has replaced options granted under the Executive Share Option Scheme. It is intended that selected employees will participate in the Management LTIP, but this will not include any Executive Directors or Senior Executives who participate in the LTIP. Awards under this scheme are made at the discretion of the CEO. The Management LTIP mirrors the LTIP for Senior Executives and Executive Directors, with the same performance conditions. Awards that are exercised under the Management LTIP can only be satisfied by the delivery of shares purchased in the market.

5.2 Executive Share Option Schemes ("Executive Schemes")
The Company has in place Approved and Unapproved Executive Share Option Schemes under Her Majesty's Revenue & Customs ("HMRC") guidelines.

Executive Directors and Senior Executives who participate in the LTIP do not participate in the Executive Schemes. No options have been issued since 2004 and the Company currently has no intention of making grants under the Executive Scheme in the foreseeable future.

5.3 Sharesave Scheme
The Sharesave Scheme is open to all UK and Irish employees, including Executive Directors. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the year end results.

6. Pensions
The Group provides pensions to eligible employees through the BSkyB Pension Plan ("Pension Plan"), which is a defined contribution plan. Employees contribute a minimum of 4% of pensionable salary into the Pension Plan each year and the Group matches this with a contribution of 8% of pensionable salary.

7. Other benefits
Executive Directors are entitled to use of a company car, life assurance equal to two times base salary, increased to four times base salary when they become members of the Pension Plan, and private medical insurance.

8. Service agreements
Policy
The Committee introduced a policy that Executive Directors' service agreements will contain a maximum notice period of one year. The Committee will also consider, where appropriate to do so, reducing remuneration to a departing Director. However, the Committee will consider such issues on a case by case basis and will consider the terms of employment of a departing Director. A large proportion of each Executive Director's total direct remuneration is linked to performance and therefore will not be payable to the extent that the relevant targets are not met.

James Murdoch
James Murdoch has a service agreement with the Company which commenced on 27 November 2003 and shall continue unless, or until, terminated by either party giving to the other not less than twelve months' notice in writing. James Murdoch's remuneration consists of a base salary of £950,000 per annum. James Murdoch will be paid a bonus amount depending upon the performance criteria adopted by the Committee for each financial year during the continuance of his service agreement with the Company.

James Murdoch is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary, medical insurance, an entitlement to participate in the LTIP, and was formerly entitled to a relocation allowance ("Expense Allowance") of £200,000 per annum which ended on 27 November 2006.

James Murdoch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group's businesses at the date of termination of his agreement. Such restriction will now run for a period of twelve months.

On termination of the agreement, James Murdoch will be entitled to one year's salary, pension and life assurance benefits from the date of termination, and will also be entitled to a pro-rata bonus up to the date of termination. James Murdoch would be entitled to a bonus in full if he was able to terminate his employment for cause.

Jeremy Darroch
Jeremy Darroch has a service contract with the Company that commenced on 16 August 2004 and shall continue unless, or until, terminated by either party giving to the other not less than twelve months' notice in writing. Jeremy Darroch's remuneration consists of a base salary of £525,000 per annum. Jeremy Darroch will be paid a bonus amount depending upon the performance criteria adopted by the Committee for each financial year during the continuance of his service agreement with the Company.

Jeremy Darroch is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary, medical insurance and an entitlement to participate in the LTIP.

Jeremy Darroch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group's businesses at the date of termination of his agreement. Such restriction will be for a period of twelve months.

On termination of the agreement, Jeremy Darroch will be entitled to one year's salary, pension and life assurance benefits from the date of termination and a pro-rata bonus up to the date of termination. Jeremy Darroch would be entitled to a bonus in full if he was able to terminate his employment for cause.

Jeremy Darroch is a Non-Executive Director of Marks & Spencer Group plc and retained fees for this appointment of £65,333 for the year ended 30 June 2007.

9. Non-Executive Directors
The basic fees payable to the Non-Executive Directors and the Chairman set by the Board of Directors for the financial year ended 30 June 2008 are £50,000 (2007: £44,700).

During the year the Committee on behalf of the Board of Directors reviewed the fees paid to the Non-Executive Directors of the Company. It was noted that the fees paid to non-executive directors as a whole had increased significantly since 2003 with an increase of 45% across the FTSE100. In order for the Board to attract and retain Non-Executive Directors of the highest calibre it was noted that the fees paid to the Company's Non-Executive Directors would need to increase significantly to remain market competitive. The Committee also recommended to the Board that the current policy of adjusting fees by the higher of RPI or 5% was too rigid and that this should be reviewed on an annual basis and benchmarked against market data. The Committee recommended and the Board agreed that basic Non-Executive Directors fees for the financial year ending 30 June 2008 should increase to £50,000. Furthermore the Non-Executive Directors will be paid an additional £10,000 (2007: £5,000) per annum each for membership of the Audit Committee, the Remuneration Committee and the Corporate Governance and Nominations Committee. The Chairman and the Chairmen of the Audit Committee, the Remuneration Committee and the Corporate Governance and Nominations Committee each receive an additional £25,000 per annum (2007: £10,000). The Deputy Chairman will receive an additional fee of £10,000 per annum (2007: nil). Finally the Senior Independent Director will receive an additional fee of £15,000 per annum (2007: £10,000). Each Non-Executive Director is engaged by the Company for an initial term of three years. Re-appointment for a further term is not automatic, but may be mutually agreed.

10. Performance graph
The following graph shows the Company's performance measured by TSR to 30 June 2007. This graph shows the growth in the value of a hypothetical £100 holding in the Company's ordinary shares over five years, relative to three indices, which are considered to be the most relevant broad equity market indices for this purpose. The graph is included to meet a legislative requirement and is not directly relevant to the performance criteria approved by shareholders for the Company's long-term incentive plans.

Breakdown of shareholder return from 1 July 2002 to 30 June 2007



BSkyB
FTSE 100
FTSE 350 Media
NYSE TMT
£
200
180
160
140
120
100
80
60
40
20
0
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Source: Thomson Financial

11. Share interests
The interests of the Directors in the ordinary share capital of the Company during the year were:

Name of Director	At 30 June 2007	At 30 June 2006
David Evans	16,000*	16,000*
Nicholas Ferguson	10,000	10,000
Andrew Higginson	2,104	2,055
Lord Rothschild	100,000	100,000
Lord Wilson of Dinton	486	486

This table is audited.

* Held in the form of 4,000 ADSs ("American Depositary Share"), one ADS is equivalent to four ordinary shares.

Report on Directors' remuneration
continued

Lord Rothschild is also deemed to be interested in 2 million ordinary shares registered in the name of Bank of New York Nominees, as a result of being a director of RIT Capital Partners plc; and in 18,750 ordinary shares as a result of being a trustee of two charitable foundations of which Lord Rothschild is not a beneficiary.

Except as disclosed in this report, no other Director held any interest in the share capital, including options, of the Company, or of any subsidiary of the Company, during the year. All interests at the date shown are beneficial and there have been no changes between 1 July 2007 and 26 July 2007. At 30 June 2007, the Employee Share Ownership Plan ("ESOP") was interested in 8,609,139 ordinary shares in which the Executive Directors who are employees are deemed to be interested by virtue of Section 324 of the Companies Act 1985 (see note 24 of the consolidated financial statements). At 26 July 2007, the ESOP was interested in 8,185,777 ordinary shares.

At 26 July 2007, 39.14% of the Company's shares are held by News UK Nominees Limited, a company incorporated under the laws of England and Wales which is an indirect wholly owned subsidiary of News Corporation. According to News Corporation's Quarterly Report on Form 10-Q for the period ended 31 March 2007 filed with the SEC on 9 May 2007, as a result of Rupert Murdoch's ability to appoint certain members of the Board of Directors of the corporate trustee of the Murdoch Family Trust, which beneficially owns 1.6% of News Corporation's Class A Common Stock and 30.1% of its Class B Common Stock, Rupert Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the Murdoch Family Trust. Rupert Murdoch, however, disclaims any beneficial ownership of those shares. Also, Rupert Murdoch beneficially owns an additional 1.1% of News Corporation's Class A Common Stock and 1.1% of its Class B Common Stock. Thus, Rupert Murdoch may be deemed to beneficially own in the aggregate 2.7% of News Corporation's Class A Common Stock and 31.2% of its Class B Common Stock.

During the year ended 30 June 2007, the share price traded within the range of 517.5p to 663.5p per share. The middle-market closing price on the last working day of the financial year was 640p.

12. Directors' Remuneration
The emoluments of the Directors for the year are shown below:

	Salary and fees £	Bonus scheme[iii] £	Benefits £	Total emoluments before pension 2007 £	Pensions £	Total emoluments including pension 2007 £	Total emoluments including pension 2006 £	Total emoluments including pension 2005 £
Executive								
James Murdoch	950,000	1,900,000	67,474	2,917,474	75,650	2,993,124	2,749,285	2,226,377
Jeremy Darroch	525,000	840,000	17,103	1,382,103	41,649	1,423,752	1,324,958	1,127,217
Non-Executive								
Rupert Murdoch	54,700	–	–	54,700	–	54,700	52,600	45,400
Chase Carey	44,700	–	–	44,700	–	44,700	42,600	40,600
David DeVoe	44,700	–	–	44,700	–	44,700	42,600	40,150
David Evans	49,700	–	–	49,700	–	49,700	47,600	45,600
Nick Ferguson	59,700	–	–	59,700	–	59,700	51,805	45,600
Andy Higginson	49,700	–	–	49,700	–	49,700	47,600	38,000
Allan Leighton	59,700	–	–	59,700	–	59,700	57,600	50,600
Jacques Nasser	49,700	–	–	49,700	–	49,700	53,395	50,700
Gail Rebuck	49,700	–	–	49,700	–	49,700	47,600	45,600
Lord Rothschild	59,700	–	–	59,700	–	59,700	57,600	50,600
Arthur Siskind	49,700	–	–	49,700	–	49,700	47,600	45,400
Lord Wilson of Dinton	59,700	–	–	59,700	–	59,700	57,600	50,600
Former Directors								
Lord St John of Fawsley[i]	15,244	–	–	15,244	–	15,244	42,600	50,400
Martin Stewart[ii]	–	–	–	–	–	–	–	2,317,127
Total emoluments	2,121,644	2,740,000	84,577	4,946,221	117,299	5,063,520	4,723,043	6,269,971

This table is audited.

Notes:
(i) Lord St John of Fawsley resigned as a Director of the Company on 3 November 2006.
(ii) Martin Stewart resigned as a Director of the Company on 4 August 2004.
(iii) The amounts shown above are those which have been approved by the Committee for the year ended 30 June 2007.

13. LTIP
Details of outstanding awards to Executive Directors under the LTIP are shown below:

Name of Director	Number of shares under award At 30 June 2006	Granted during the year	Exercised during the year	Lapsed during the year	At 30 June 2007	Exercise price	Market price at date of exercise	Date of award	Date from which exercisable	Expiry date
James Murdoch	450,000	–	–	–	450,000	n/a	n/a	11.08.04	11.08.07	11.08.08
	382,500	–	–	–	382,500	n/a	n/a	08.11.05	11.08.07	11.08.08
	–	550,000	–	–	550,000	n/a	n/a	03.08.06	03.08.09	03.08.10
Jeremy Darroch	250,000	–	–	–	250,000	n/a	n/a	16.08.04	16.08.07	16.08.08
	212,500	–	–	–	212,500	n/a	n/a	08.11.05	16.08.07	16.08.08
	–	290,000	–	–	290,000	n/a	n/a	03.08.06	03.08.09	03.08.10

This table is audited.

Notes: The performance conditions attaching to these awards are set out in section 4.4 (LTIP)

The Company's middle market closing price on 3 August 2006 was 542.5p.

14. Sharesave Scheme options
Details of all outstanding options held under the Sharesave Scheme are shown below:

Name of Director	Number of shares under options At 30 June 2006	Granted during the year	Exercised during the year	At 30 June 2007	Exercise price	Date from which exercisable	Expiry date
Jeremy Darroch	4,281	–	–	4,281	£3.86	01.02.10	01.08.10

This table is audited.

Options under the Company's Sharesave Scheme are not subject to performance conditions.

Signed on behalf of the Board
Nicholas Ferguson

Remuneration Committee Chairman
26 July 2007

Consolidated financial statements

Statement of Directors' responsibility

The Directors are responsible for preparing the Annual Report, Report on Directors' remuneration and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare consolidated financial statements for each financial year. The Directors are required by the IAS Regulation to prepare the group financial statements under IFRSs as adopted by the European Union and have also elected to prepare financial statements for the Company in accordance with IFRSs as adopted by the European Union. The financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 "Presentation of Financial Statements" ("IAS 1") requires that financial statements present fairly, for each financial year, the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expense set out in the International Accounting Standards Board's "Framework for the preparation and presentation of financial statements". In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The report set out below is provided in compliance with International Standards on Auditing (UK and Ireland). Deloitte & Touche LLP has also issued reports in accordance with auditing standards of the Public Company Accounting Oversight Board in the US, which will be included in the Annual Report on Form 20-F to be filed with the SEC. Those reports are unqualified and include opinions on the financial statements and on the effectiveness of internal control over financial reporting and management's assessment of the effectiveness of internal control over financial reporting as at 30 June 2007. Management's report on internal control over financial reporting is set out on page 42 to 43.

Auditors' report

United Kingdom

Independent auditors' report to the members of British Sky Broadcasting Group plc

We have audited the group and individual company financial statements (the "financial statements") of British Sky Broadcasting Group plc for the year ended 30 June 2007 which comprise the consolidated and individual Company Income Statements, the consolidated and individual Company Statements of Recognised Income and Expense, the consolidated and individual Company Balance Sheets, the consolidated and individual Company Cash Flow Statements, and the related notes 1 to 33. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and part of the Directors' Remuneration Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view, and whether the financial statements and the part of the Directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether in our opinion the Directors' Report is consistent with the financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Boards' statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read the Directors' Report and the other information contained in the Annual Report including the unaudited part of the Directors' Remuneration Report and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report as having been audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's and the individual Company's affairs as at 30 June 2007 and of the Group's and the individual Company's profit for the year then ended;
- the financial statements and part of the Directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the financial statements.

Separate opinion in relation to IFRS

As explained in note 1 to the financial statements, the Group and Company, in addition to complying with their legal obligation to comply with IFRSs as adopted by the European Union, have also complied with the IFRSs as issued by the International Accounting Standards Board. Accordingly, in our opinion the financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's and Company's affairs as at 30 June 2007 and of the Group's and the Company's profit for the year then ended.

IFRSs vary in significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 31 to the consolidated financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London

26 July 2007

Consolidated Income Statement for the year ended 30 June 2007

	Notes	2007 £m	2006 £m	2005 £m
Revenue	2	4,551	4,148	3,842
Operating expense	3	(3,736)	(3,271)	(3,020)
Operating profit		815	877	822
Share of results of joint ventures and associates	14	12	12	14
Investment income	4	46	52	29
Finance costs	4	(149)	(143)	(87)
Profit on disposal of joint venture	5	–	–	9
Profit before tax	6	724	798	787
Taxation	8	(225)	(247)	(209)
Profit for the year		499	551	578
Earnings per share from profit for the year (in pence)				
Basic	9	28.4p	30.2p	30.2p
Diluted	9	28.2p	30.1p	30.2p

The accompanying notes are an integral part of this consolidated income statement.

Consolidated Statement of Recognised Income and Expense for the year ended 30 June 2007

	Notes	2007 £m	2006 £m	2005 £m
Profit for the year		499	551	578
Net (losses) gains recognised directly in equity				
Loss on available-for-sale investments	15	(151)	–	–
Cash flow hedges		(70)	(160)	(22)
Tax on cash flow hedges		21	48	6
		(200)	(112)	(16)
Amounts reclassified and reported in the income statement				
Cash flow hedges		109	106	4
Tax on cash flow hedges		(33)	(32)	(1)
		76	74	3
Net losses recognised directly in equity		(124)	(38)	(13)
Total recognised income and expense for the year		375	513	565

The accompanying notes are an integral part of this consolidated statement of recognised income and expense.

Consolidated Balance Sheet as at 30 June 2007

	Notes	2007 £m	2006 £m
Non-current assets			
Goodwill	11	741	637
Intangible assets	12	261	218
Property, plant and equipment	13	670	519
Investments in joint ventures and associates	14	34	28
Available-for-sale investments	15	797	2
Deferred tax assets	16	54	100
		2,557	1,504
Current assets			
Inventories	17	384	324
Trade and other receivables	18	524	489
Short-term deposits	22	15	647
Cash and cash equivalents	22	435	816
Derivative financial assets	22	5	7
		1,363	2,283
Total assets		3,920	3,787
Current liabilities			
Borrowings	21	16	163
Trade and other payables	19	1,295	1,247
Current tax liabilities		144	82
Provisions	20	8	6
Derivative financial liabilities	22	36	49
		1,499	1,547
Non-current liabilities			
Borrowings	21	2,014	1,825
Other payables	21	84	66
Provisions	20	18	19
Derivative financial liabilities	22	258	209
		2,374	2,119
Total liabilities		3,873	3,666
Shareholders' equity	24	47	121
Total liabilities and shareholders' equity		3,920	3,787

The accompanying notes are an integral part of this consolidated balance sheet.

These consolidated financial statements have been approved by the Board of Directors on 26 July 2007 and were signed on its behalf by:

James Murdoch
Chief Executive Officer

Jeremy Darroch
Chief Financial Officer

Consolidated Cash Flow Statement for the year ended 30 June 2007

	Notes	2007 £m	2006 £m	2005 £m
Cash flows from operating activities				
Cash generated from operations	25	1,007	1,004	989
Interest received		46	43	28
Taxation paid		(128)	(172)	(103)
Net cash from operating activities		925	875	914
Cash flows from investing activities				
Dividends received from joint ventures and associates		9	7	12
Net funding (to) from joint ventures and associates		(3)	(2)	4
Proceeds from the sale of a joint venture		-	-	14
Proceeds from the sale of equity investments		-	-	1
Purchase of property, plant and equipment		(292)	(169)	(149)
Purchase of intangible assets		(64)	(43)	(92)
Purchase of available-for-sale investments		(947)	-	-
Purchase of subsidiaries (net of cash and cash equivalents purchased)		(104)	(209)	-
Decrease (increase) in short-term deposits		632	(453)	(60)
Net cash used in investing activities		(769)	(869)	(270)
Cash flows from financing activities				
Proceeds from borrowings		295	1,014	-
Repayment of borrowings		(192)	-	-
Proceeds from disposal of shares in Employee Share Ownership Plan ("ESOP")		37	13	4
Purchase of own shares for ESOP		(76)	(17)	(14)
Purchase of own shares for cancellation		(214)	(408)	(416)
Interest paid		(154)	(105)	(91)
Dividends paid to shareholders		(233)	(191)	(138)
Net cash (used in) from financing activities		(537)	306	(655)
Effect of foreign exchange rate movements		-	1	1
Net (decrease) increase in cash and cash equivalents		(381)	313	(10)
Cash and cash equivalents at the beginning of the year		816	503	513
Cash and cash equivalents at the end of the year		435	816	503

The accompanying notes are an integral part of this consolidated cash flow statement.

Notes to the consolidated financial statements

1. Accounting policies
British Sky Broadcasting Group plc (the "Company") is a limited liability company incorporated in England and Wales, and domiciled in the United Kingdom ("UK"). The consolidated financial statements include the Company and its subsidiaries (together, the "Group") and its interests in associates and jointly-controlled entities.

a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union ("EU"), the Companies Act 1985 and Article 4 of the International Accounting Standard ("IAS") Regulations. In addition, the Group also complied with IFRS as issued by the International Accounting Standards Board ("IASB"). IFRS differs in certain material respects from United States Generally Accepted Accounting Principles ("US GAAP") – see note 31.

The following IFRSs were adopted from the 1 July 2004, the date of transition to IFRS (the "Transition Date"), which is earlier than required under the IFRS transitional provisions: IAS 32 "Financial Instruments: Disclosure and Presentation", IAS 39 "Financial Instruments: Recognition and Measurement", IFRS 2 "Share-based Payment" and IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".

b) Basis of preparation
The consolidated financial statements have been prepared on a going concern basis and on an historical cost basis, except for the remeasurement to fair value of financial instruments as described in the accounting policies below.

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2007, this date was 1 July 2007, this being a 52 week year (fiscal year 2006: 2 July 2006, 52 week year; fiscal year 2005: 3 July 2005, 53 week year). For convenience purposes, the Group continues to date its consolidated financial statements as at 30 June. The Group has classified assets and liabilities as current when they are expected to be realised in, settled in, or intended for sale or consumption in, the normal operating cycle of the Group.

c) Basis of consolidation
i. Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements of the Company from the date control of the subsidiary commences until the date that control ceases. Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

ii. Associates and joint ventures
Associates are entities where the Group has significant influence, but not control or joint control, over the financial and operating policies of the entity. Joint ventures are those entities which are jointly controlled by the Group under a contractual agreement with another party or parties.

These consolidated financial statements include the Group's share of the total recognised gains and losses of associates and joint ventures using the equity method, from the date that significant influence or joint control commences to the date that it ceases, based on present ownership interests and excluding the possible exercise of potential voting rights, less any impairment losses (see accounting policy j). When the Group's interest in an associate or joint venture has been reduced to nil because the Group's share of losses exceeds its interest in the associate or joint venture, the Group only provides for additional losses to the extent that it has incurred legal or constructive obligations to fund such losses, or where the Group has made payments on behalf of the associate or joint venture. Where the disposal of an investment in an associate or joint venture is considered to be highly probable, the investment ceases to be equity accounted and, instead, is classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell.

d) Goodwill
Business combinations that have occurred since the Transition Date are accounted for by applying the purchase method of accounting. Following this method, goodwill is initially recognised on consolidation, representing the difference between the fair value cost of the business combination and the fair value of the identifiable assets, liabilities and contingent liabilities assumed. Where a business combination occurs in several stages, as a result of successive share purchases, the goodwill associated with each stage is calculated using fair value information at the date of each additional share purchase.

In respect of business combinations that occurred prior to the Transition Date, goodwill has been included at its deemed cost, as permitted by IFRS 1 "First-time Adoption of International Financial Reporting Standards". Deemed cost represents the goodwill's carrying value under the Group's UK Generally Accepted Accounting Principles ("UK GAAP") accounting policies on the Transition Date. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of profit or loss on disposal, except for goodwill written off to reserves under UK GAAP prior to the Transition Date, which is not reinstated and is not included in determining any subsequent gain or loss on disposal.

Goodwill is stated at cost less any impairment losses and is tested, at least annually, for impairment, based on the recoverable amounts of the cash generating unit to which the goodwill has been allocated. Any impairment identified is recognised immediately in the income statement and is not subsequently reversed. The carrying amount of goodwill in respect of associates and joint ventures is included in the carrying amount of the investment in the associate or joint venture.

e) Intangible assets and property, plant and equipment ("PPE")
i. Intangible assets
Research expenditure is recognised in operating expense in the income statement as the expenditure is incurred. Development expenditure (relating to the application of research knowledge to plan or design new or substantially improved products for sale or use within the business) is recognised as an intangible asset from the point at which it is probable that the Group has the intention and ability to generate future economic benefits from the development expenditure, that the development is technically feasible and that the subsequent expenditure can be measured reliably. Any other development expenditure is recognised in operating expense as incurred.

Other intangible assets, which are acquired by the Group separately or through a business combination, are initially stated at cost or fair value, respectively, less accumulated amortisation and impairment losses, other than those that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell.

Amortisation of an intangible asset begins when the asset is available for use, and is charged to the income statement through operating expense on a straight-line basis over the intangible asset's estimated useful life, principally being a period between three and ten years, unless the asset life is judged to be indefinite. If the useful life is indefinite or the asset is not yet available for use, no amortisation is charged and an impairment test is carried out at least annually. Other intangible assets are tested for impairment in line with accounting policy j below.

ii. Property, plant and equipment
Owned PPE is stated at cost, net of accumulated depreciation and any impairment losses, (see accounting policy j), other than those items that are classified as held for sale, which are stated at the lower of carrying amount and fair value less costs to sell. When an item of PPE comprises major components having different useful economic lives, the components are accounted for as separate items of PPE.

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are treated as PPE (see accounting policy o).

The cost of PPE, less estimated residual value, is depreciated in operating expense on a straight-line basis over its estimated useful life. Land, and assets that are not yet available for use, are not depreciated. Principal useful economic lives used for this purpose are:

1. Accounting policies (continued)

Freehold buildings	25 years
Equipment, furniture and fixtures	3 to 15 years
Assets under finance leases and leasehold improvements	Lesser of lease term and the useful economic life of the asset

Borrowing costs are recognised in finance costs in the period in which they are incurred regardless of how the borrowings have been applied.

f) Derivative financial instruments and hedging activities
The Group uses a number of derivative financial instruments to hedge its exposure to fluctuations in interest and foreign exchange rates.

Derivatives are held at fair value from the date that a derivative contract is entered into. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The fair value of derivative financial instruments is estimated with reference to the contracted value and the appropriate market value prevailing at the balance sheet date. Certain derivatives held by the Group which relate to highly probable forecast transactions ("hedged items"), which meet qualifying criteria under IAS 39, are designated as cash flow hedges or fair value hedges, and are subject to cash flow hedge accounting or fair value hedge accounting respectively. In certain circumstances, only the intrinsic value of a derivative has been designated as a cash flow hedge, with the remaining fair value not designated as a cash flow hedge. Certain other derivatives held by the Group do not meet the qualifying criteria for recognition for accounting purposes as hedges, despite this being their economic function. Changes in the fair values of these derivatives are recognised immediately in the income statement. The Group does not hold or issue derivatives for speculative purposes.

Derivatives that qualify for cash flow hedge accounting
Changes in the fair values of derivatives that are designated as cash flow hedges ("cash flow hedging instruments") are initially recognised in the hedging reserve. In circumstances where the derivative used is a currency option, only changes in the intrinsic value of the option are designated under the cash flow hedging relationship, with all other movements being recorded immediately in the income statement. Amounts accumulated in the hedging reserve are subsequently recognised in the income statement in the periods in which the related hedged items are recognised in the income statement.

At inception, the effectiveness of the Group's cash flow hedges is assessed through a comparison of the principal terms of the hedging instrument and the underlying hedged item. The ongoing effectiveness of the Group's cash flow hedges is assessed using the dollar-offset approach, with the expected cash flows of hedging instruments being compared to the expected cash flows of the hedged items. This assessment is used to demonstrate that each hedge relationship is expected to be highly effective on inception, has been highly effective in the period and is expected to continue to be highly effective in future periods. The measurement of hedge ineffectiveness for the Group's hedging instruments is calculated using the hypothetical derivative method, with the fair values of the hedging instruments being compared to those of the hypothetical derivative that would result in the designated cash flow hedge achieving perfect hedge effectiveness. The excess of the cumulative change in the fair value of the actual hedging instrument compared to that of the hypothetical derivative is deemed to be hedge ineffectiveness, which is recognised in the income statement.

When a cash flow hedging instrument expires, is terminated or is exercised, or if a hedge no longer meets the qualifying criteria for hedge accounting, any cumulative gain or loss existing in the hedging reserve at that time remains in the hedging reserve and is recognised when the forecast transaction is ultimately recognised in the income statement, provided that the underlying transaction is still expected to occur. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in the hedging reserve is immediately recognised in the income statement and all future changes in the fair value of the cash flow hedging instruments are immediately recognised in the income statement.

Derivatives that qualify for fair value hedge accounting
The Group has designated certain derivatives as fair value hedges as defined under IAS 39. Any initial fair value associated with the derivative and subsequent movements in fair value are amortised over the life of the designated hedged items using the effective interest method. Any changes in the fair value of the derivatives are immediately recognised in the income statement. The carrying amount of the underlying hedged items are adjusted for any gain or loss in the fair value of the hedged risks, the gain or loss is recognised in the income statement, offsetting the gain or loss on the derivative.

Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value, with unrealised gains or losses reported in the income statement. Embedded derivatives are carried on the balance sheet at fair value from the inception of the host contract. Changes in fair value are recognised within the income statement during the period in which they arise.

g) Inventories
i. Acquired and commissioned television programme inventories
Programme inventories are stated at the lower of cost and net realisable value ("NRV"), including, where applicable, estimated subscriber escalation payments, and net of the accumulated expense charged to the income statement to date.

Programming rights are included as inventories when the legally enforceable licence period commences and all of the following conditions have been met: (a) the cost of each programme is known or reasonably determinable; (b) the programme material has been accepted by the Group in accordance with the conditions of the rights, and (c) the programme is available for its first showing. Prior to being included in inventories, the programming rights are classified as television programme rights not yet available for transmission and not recorded on the Group's balance sheet and are instead disclosed as contractual commitments (see note 26). Payments made upon receipt of commissioned and acquired programming, but in advance of the legal right to broadcast the programmes, are treated as prepayments.

The cost of television programme inventories are recognised in the operating expense line of the income statement, primarily as described below:

Sports – 100% of the cost is recognised in the income statement on the first broadcast or, where the rights are for multiple seasons or competitions, such rights are principally recognised on a straight-line basis across the seasons or competitions.

News – 100% of the cost is recognised in the income statement on first broadcast.

General entertainment – The cost is recognised in the income statement based on the expected value of each planned broadcast.

Movies – The cost is recognised in the income statement on a straight-line basis over the period of broadcast rights.

Where programme rights are surplus to the Group's requirements, and no gain is anticipated through a disposal of the rights, or where the programming will not be broadcast for any other reason, a write-down to the income statement is made. Any reversals of inventory write-downs are recognised as reductions in operating expense.

ii. Set-top boxes, routers and related equipment
Set-top boxes (including Sky+ boxes and HD boxes), routers and related equipment are valued at the lower of cost and NRV, the latter of which reflects the value that the business expects to realise from the set-top boxes and related equipment in the hands of the customer, and are recognised through the operating expense line of the income statement. Any subsidy is expensed on enablement, which is the process of activating the viewing card during installation, so as to enable a viewer to view encrypted broadcast services, and effectively represents the completion of the installation process for new subscribers. The amount recognised in the income statement is determined on a weighted average cost basis, in accordance with IAS 2 "Inventory".

iii. Raw materials, consumables and goods held for resale
Raw materials, consumables and goods held for resale are valued at the lower of cost and NRV. The cost of raw materials, consumables and goods held for resale is recognised through the operating expense line of the income statement on a FIFO basis.

h) Financial assets and liabilities
Financial assets and liabilities are initially recognised at fair value plus any directly attributable transaction costs. At each balance sheet date, the Group assesses whether there is any objective evidence that any financial asset is impaired. Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the financial asset or liability. Financial assets are derecognised from the balance sheet when the Group's contractual rights to the cash flows expire or the Group transfers substantially all the risks and rewards of the financial asset. Financial liabilities are derecognised from the Group's balance sheet when the obligation specified in the contract is discharged, cancelled or expires.

i. Available-for-sale investments
Equity investments intended to be held for an indefinite period of time are classified as available-for-sale investments. They are carried at fair value, where this can be reliably measured, with movements in fair value recognised directly in the available-for-sale reserve. Where the fair value cannot be reliably measured, the investment is carried at cost. Any impairment losses in available-for-sale investments are recognised in the income statement and are not reversible through the income statement.

Available-for-sale investments are included within non-current assets unless management has the intention of holding the investment for less than twelve months from the balance sheet date, in which case they are included in current assets. On disposal, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had previously been recognised directly in reserves is recognised in the income statement.

ii. Trade and other receivables
Trade and other receivables are non-derivative financial assets with fixed or determinable payments and, where no stated interest rate is applicable, are measured at the original invoice amount, if the effect of discounting is immaterial. Where discounting is material, trade and other receivables are measured at amortised cost using the effective interest method. An allowance account is maintained to reduce the carrying value of trade and other receivables for impairment losses identified from objective evidence, with movements in the allowance account, either from increased impairment losses or reversals of impairment losses, being recognised in the income statement.

iii. Cash and cash equivalents
Cash and cash equivalents include cash in hand, bank accounts, deposits receivable on demand and deposits with maturity dates of three months or less from the date of inception. Bank overdrafts that are repayable on demand and which form an integral part of the Group's cash management are also included as a component of cash and cash equivalents where offset conditions are met.

iv. Short-term deposits
This includes short-term deposits and commercial paper which have maturity dates of more than three months from inception. These deposits are initially recognised at fair value, and then carried at amortised cost through the income statement less any allowance for impairment losses.

v. Trade and other payables
Trade and other payables are non-derivative financial liabilities and are measured at amortised cost using the effective interest method. Trade and other payables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.

vi. Borrowings
Borrowings are recorded as the proceeds received, net of direct issue costs. Finance charges, including any premium payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis in the income statement using the effective interest method and are added to the carrying amount of the underlying instrument to which they relate, to the extent that they are not settled in the period in which they arise.

i) Transponder rental prepayments
Payments made in respect of future satellite broadcast capacity have been recorded as prepaid transponder costs. These payments are recognised in the income statement on a straight-line basis over the term of the agreement.

j) Impairment
At each balance sheet date, in accordance with IAS 36 "Impairment of Assets", the Group reviews the carrying amounts of all its assets excluding inventories (see accounting policy g), non-current assets classified as held for sale, financial assets (see accounting policy h) and deferred taxation (see accounting policy p) to determine whether there is any indication that any of those assets have suffered an impairment loss.

An impairment, other than an impairment of an investment in a joint venture or associate, is recognised in the income statement whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. An impairment of an investment in a joint venture or associate is recognised within the share of profit from joint ventures and associates. The recoverable amount is the greater of net selling price, defined as the fair value less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs. Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to those units, and then to reduce the carrying amount of other assets in the unit on a pro-rata basis.

An impairment loss for an individual asset or cash generating unit shall be reversed if there has been a change in estimates used to determine the recoverable amount since the last impairment loss was recognised and is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Any impairment loss in respect of goodwill is irreversible.

k) Provisions
Provisions are recognised when the Group has a probable, present legal or constructive obligation to make a transfer of economic benefits as a result of past events where a reliable estimate is available. The amounts recognised represent the Group's best estimate of the transfer of benefits that will be required to settle the obligation as of the balance sheet date. Provisions are discounted if the effect of the time value of money is material using a market rate adjusted for risks specific to the liability.

l) ESOP reserve
Where the Company or its subsidiaries purchase the Company's own equity shares, the cost of those shares, including any attributable transaction costs, is presented within the ESOP reserve as a deduction in shareholders' equity in the consolidated financial statements.

m) Revenue recognition
Revenue, which excludes value added tax and transactions between Group companies, represents the gross inflow of economic benefit from Sky's operating activities. The Group's main sources of revenue are recognised as follows:

- Retail subscription revenue, including subscriptions for Sky TV, Sky Broadband and Sky Talk services, is recognised as the goods or services are provided, net of any discount given. Pay-per-view revenue is recognised when the event or movie is viewed.
- Wholesale revenue is recognised as the services are provided to the cable retailers and is based on the number of subscribers taking the Sky channels, as reported to the Group by the cable retailers, and the applicable rate card.
- Advertising sales revenue is recognised when the advertising is broadcast. Revenue generated from airtime sales, where Sky acts as an agent on behalf of third parties, is recognised on a net commission basis.
- Sky Bet revenue is recognised in accordance with IAS 39. Sky Bet revenue represents income in the period for betting and gaming activities, defined as amounts staked by customers less betting payouts.

1. Accounting policies (continued)

- Installation, hardware and service revenue is recognised in the income statement when the goods and services are delivered.
- Other revenue principally includes income from Sky Active, Sky Card, Sky Mobile TV, technical platform services and Easynet Enterprise. Other revenue is recognised, net of any discount given, when the relevant goods or service are provided.

Revenue is measured at the fair value of the consideration received or receivable. When the Group sells a set-top box, installation or service and a subscription in one bundled transaction, the Group allocates the total arrangement consideration to the different individual elements based on their relative fair values. Management determines the fair value of individual elements based on vendor specific or third party evidence. The amount of revenue the Group recognises for delivered elements is limited to the cash received.

n) Employee benefits

Wages, salaries, social security contributions, bonuses payable and non-monetary benefits for current employees are recognised in the income statement as the employees' services are rendered.

The Group provides pensions to eligible employees through defined contribution schemes. The amount charged to the income statement in the year represents the cost of contributions payable by the Group to the schemes in exchange for employee services rendered in that year. The assets of the schemes are held independently of the Group.

Termination benefits are recognised as a liability when, and only when, the Group has a demonstrable commitment to terminate the employment of an employee or group of employees before the normal retirement date or as the result of an offer to encourage voluntary redundancy.

The Group issues equity-settled and cash-settled share-based payments to certain employees which must be measured at fair value and recognised as an expense in the income statement, with a corresponding increase in equity in the case of equity-settled payments, and liabilities in the case of cash-settled awards. The fair values of equity-settled payments are measured at the dates of grant using option-pricing models, taking into account the terms and conditions upon which the awards are granted. Cash-settled share-based payments are measured at their fair value as at the balance sheet date. The fair value is recognised over the period during which employees become unconditionally entitled to the awards, subject to the Group's estimate of the number of awards which will lapse, either due to employees leaving the Group prior to vesting or due to non-market based performance conditions not being met. Where an award has market-based performance conditions, the fair value of the award is adjusted for the probability of achieving these via the option pricing model. The total amount recognised in the income statement as an expense is adjusted to reflect the actual number of awards that vest, except where forfeiture is due to the failure to meet market-based performance measures.

In accordance with the transitional provisions in IFRS 1, and IFRS 2, the recognition and measurement principles in IFRS 2 have only been applied to options and awards granted after 7 November 2002 that had not vested by 1 January 2005.

o) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the asset to the lessee. All other leases are classified as operating leases.

When the Group is lessor, sublease income from operating leases is recognised on a straight-line basis over the term of the lease.

When the Group is lessee, assets held under finance leases are recognised as assets of the Group at their fair value on the date of acquisition, or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reductions of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

The lease expense arising from operating leases is charged to the income statement on a straight line basis over the term of the lease. Benefits received and receivable as incentives to enter into operating leases are recorded on a straight line basis over the lease term.

p) Taxation, including deferred taxation

The Group's liability for current tax is based on taxable profit for the year, and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are recognised using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profit. Temporary differences arising from goodwill and the initial recognition of assets or liabilities that affect neither accounting profit nor taxable profit are not provided for. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantially enacted at the balance sheet date.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and adjusted to reflect an amount that is probable to be realised based on the weight of all available evidence. Deferred tax is calculated at the rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax assets and liabilities are not discounted. Deferred tax is charged or credited in the income statement, except where it relates to items charged or credited directly to equity, in which case the deferred tax is also included within equity. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

q) Distributions to equity shareholders

Dividends are recognised in the retained earnings reserve in the year in which they are declared.

The cost of repurchasing the Group's own equity shares for cancellation ("share buy-backs") are recorded in retained earnings. In addition, the nominal cost of shares repurchased is deducted from share capital and a matching credit is recorded in the capital redemption reserve.

r) Earnings per share

Basic earnings per share represents the profit for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held in the Group's ESOP during the year to satisfy employee share awards.

Diluted earnings per share represents the profit for the year, divided by the weighted average number of ordinary shares in issue during the year, excluding the weighted average number of ordinary shares purchased by the Group and held in the Group's ESOP Trust during the year to satisfy employee share awards, plus the weighted average number of dilutive shares resulting from share options.

s) Foreign currency translation

The Group's presentational currency is pounds sterling. Trading activities denominated in foreign currencies are recorded in pounds sterling at the applicable monthly exchange rates. Monetary assets, liabilities and commitments denominated in foreign currencies at the balance sheet date are reported at the rates of exchange at that date. Non-monetary assets and liabilities denominated in foreign currencies are translated to pounds sterling at the exchange rate prevailing at the date of the initial transaction. Gains and losses from the retranslation of assets and liabilities are included net in profit for the year, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

The assets and liabilities of the Group's foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the applicable monthly average exchange rates. Any exchange differences arising are classified as equity and transferred to other reserves.

t) Reportable segments

A reportable segment, as defined by IAS 14 "Segment Reporting", is a distinguishable business or geographical component of the Group, that provides products or services, that are subject to risks and rewards that are different from those of other segments. The Group considers its primary reporting format to be business segments. The Group considers that it has only one reportable segment, being the Broadcast segment. As the revenue, results, assets and cash flows of the Broadcast segment are substantially the same to those of the consolidated Group, no separate analysis has been provided.

u) Accounting standards, interpretations and amendments to existing standards that are not yet effective

The Group has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after 1 July 2007, or later periods. These new standards are listed below:

- IFRS 7 "Financial Instruments: Disclosures" (effective from 1 July 2007)
- Amendment to IAS 1 "Presentation of Financial Statements – Capital Disclosures" (effective from 1 July 2007)
- Revised guide on Implementing IFRS 4 "Insurance Contracts" (effective from 1 July 2007)
- IFRIC 10 "Interim Financial Reporting and Impairment" (effective from 1 July 2007)
- IFRIC 12 "Service Concession Arrangements" (effective from 1 July 2008)
- IFRIC 13 "Customer Loyalty Programmes" (effective from 1 July 2008)
- IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset; Minimum Funding Requirements and their Interaction" (effective from 1 July 2008)
- Amendment to IAS 23 "Borrowing Costs" (effective from 1 July 2009)
- IFRS 8 "Operating Segments" (effective from 1 July 2009).

The Directors are currently evaluating the impact of the adoption of these standards, amendments and interpretations in future periods.

v) Critical accounting policies and the use of judgement

Certain accounting policies are considered to be critical to the Group. An accounting policy is considered to be critical if its selection or application materially affects the Group's financial position or results. The Directors are required to use their judgement in order to select and apply the Group's critical accounting policies. Below is a summary of the Group's critical accounting policies and details of the key areas of judgement that are exercised in their application.

(i) Goodwill (see note 11)

- Judgement is required in determining the fair value of identifiable assets, liabilities and contingent assets assumed in a business combination. Calculating the fair values involves the use of significant estimates and assumptions, including expectations about future cash flows, discount rates and the lives of assets following purchase.
- Judgement is also required in evaluating whether any impairment loss has arisen against the carrying amount of goodwill. This may require calculation of the recoverable amount of cash generating units to which the goodwill is associated. Such a calculation may involve estimates of the net present value of future forecast cash flows and selecting an appropriate discount rate. Alternatively, it may involve a calculation of the fair value less costs to sell of the applicable cash generating unit.

(ii) Revenue (see note 2)

- Selecting the appropriate timing for, and amount of, revenue to be recognised requires judgement. This may involve estimating the fair value of consideration before it is received. When the Group sells a set-top box, installation or service and a subscription in one bundled transaction, we allocate the total consideration from the arrangement to each element based on their relative fair values. The fair value of each individual element is determined using vendor specific or third party evidence on a periodic basis. The amount of revenue the Group recognises for delivered elements is limited to the cash received.
- Judgement is also required in evaluating the likelihood of collection of customer debt after revenue has been recognised. This evaluation requires estimates to be made, including the level of provision to be made for amounts with uncertain recovery profiles. Provisions are based on historical trends in the percentage of debts which are not recovered, or on more detailed reviews of individually significant balances.

(iii) Intangible assets and property, plant and equipment (see notes 12 and 13)

- The assessment of the useful economic lives of these assets requires judgement. Depreciation is charged to the income statement based on the useful economic life selected. This assessment requires estimation of the period over which the Group will benefit from the assets.
- Determining whether the carrying amount of these assets has any indication of impairment also requires judgement. If an indication of impairment is identified, further judgement is required to assess whether the carrying amount can be supported by the net present value of future cash flows forecast to be derived from the asset. This forecast involves cash flow projections and selecting the appropriate discount rate.
- Assessing whether assets meet the required criteria for initial capitalisation requires judgement. This requires a determination of whether the assets will result in future benefits to the Group. In particular, internally generated intangible assets must be assessed during the development phase to identify whether the Group has the ability and intention to complete the development successfully.

(iv) Programming inventory (see note 17)

- The key area of accounting for programming inventory requiring judgement is the assessment of the appropriate profile over which to recognise amortisation in the income statement. This assessment requires the Group to form an expectation of the number of times a programme will be broadcast and the value associated with each broadcast.
- For general entertainment programming, in order to perform this assessment of amortisation profile, we consider the expected number of viewers a programme is likely to achieve on repeat broadcast, the alternative programming available to the programming scheduler, the potential marketing benefits relating to the scheduling of certain programmes and the Group's assessment of its competitors' scheduling intentions when determining the amount of programme expense to recognise for each broadcast. Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights. Where contracts for sports rights provide for multiple seasons or competitions, they are amortised on a straight-line basis across the season or competition as our estimate of the benefits received from these rights is determined to be most appropriately aligned with a straight-line amortisation profile.

(v) Deferred tax (see note 16)

- The key area of judgement in respect of deferred tax accounting is the assessment of the expected timing and manner of realisation or settlement of the carrying amounts of assets and liabilities held at the balance sheet date. In particular, assessment is required of whether it is probable that there will be suitable taxable profits against which the deferred tax can be utilised.

(vi) Available-for-sale investments (see note 15)

- The key areas of judgement in respect of available-for-sale investments are the assessment of whether there is objective evidence that a loss event has occurred after initial recognition of an available-for-sale investment, and whether such a loss event has a reliably measurable impact on the estimated future cash flows of the investment. At each balance sheet date, management consider whether there is objective evidence that a loss event has occurred and whether it has had an impact on the estimated future cash flows of the available-for-sale investment. If a loss event has occurred, management would then consider whether an impairment loss has occurred and the quantum of that loss. As at 30 June 2007, the Group's available-for-sale investments included a material investment in ITV plc ("ITV"). The factors management considered in determining whether an impairment loss in ITV had occurred included observable data about the estimated future cash flows of ITV based on ITV's publicly available financial reporting and announcements, publicly available information from financial commentators about ITV and the market in which it operates, the historical performance of ITV's share price, and the regulatory environment affecting ITV and the Group.

2. Revenue

	2007 £m	2006 £m	2005 £m
Retail subscription	3,406	3,157	2,974
Wholesale subscription	208	224	219
Advertising	352	342	329
Sky Bet	47	37	32
Installation, hardware and service	212	131	128
Other	326	257	160
	4,551	4,148	3,842

Revenue arises from goods and services provided to the UK, with the exception of £289 million (2006: £222 million; 2005: £171 million) which arises from services provided to other European countries. To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Other revenue now principally includes income from Sky Active, Sky Card, Sky Mobile TV, technical platform services and Easynet Enterprise.

3. Operating expense

	2007 £m	2006 £m	2005 £m
Programming(i)	1,539	1,599	1,635
Transmission and related functions	402	234	171
Marketing	734	622	527
Subscriber management	618	468	392
Administration(ii),(iii)	443	348	295
	3,736	3,271	3,020

(i) In the year ended 30 June 2007, the Group recognised a £65 million credit due to the Group, arising from certain contractual rights under one of the Group's channel distribution agreements. This item was previously disclosed as a contingent asset in the Group's June 2006 consolidated financial statements.

(ii) In the year ended 30 June 2005, the Group recognised £13 million from the liquidators of ITV Digital as a full and final settlement in respect of amounts owed to the Group.

(iii) In the year ended 30 June 2007, the Group recognised a £16 million expense relating to the legal costs incurred to date on the Group's claim against EDS (the information and technology solutions provider).

4. Investment income and finance costs

	2007 £m	2006 £m	2005 £m
Investment income			
Cash, cash equivalents and short-term deposits	33	52	29
Dividends receivable from available-for-sale investments	13	–	–
	46	52	29

	2007 £m	2006 £m	2005 £m
Finance costs			
– Interest payable and similar charges			
£600 million Revolving Credit Facility ("RCF")	–	–	(4)
£1 billion RCF	(12)	(2)	(2)
Guaranteed Notes (see note 21)	(135)	(123)	(84)
Finance lease interest	(8)	(4)	(1)
	(155)	(129)	(91)
– Other finance income (expense)			
Remeasurement of borrowings and borrowings-related derivative financial instruments (not qualifying for hedge accounting)	–	(10)	5
Remeasurement of programming-related derivative financial instruments (not qualifying for hedge accounting)	6	(4)	(1)
	6	(14)	4
	(149)	(143)	(87)

5. Profit on disposal of joint venture

The Group realised no profit or loss on disposal of joint ventures during the years ended 30 June 2007 and 30 June 2006 (see note 14). In the year ended 30 June 2005, the Group sold its 49.5% investment in Granada Sky Broadcasting for £14 million in cash, realising a profit on disposal of £9 million.

6. Profit before taxation

Profit before taxation is stated after charging (crediting):

	2007 £m	2006 £m	2005 £m
Cost of inventories recognised as an expense	1,387	1,281	1,276
Depreciation of property, plant and equipment	120	89	47
Amortisation of intangible assets	72	51	45
Loss on disposal of property, plant and equipment	–	–	2
Rentals on operating leases and similar arrangements	32	25	24
Sub-lease rentals received on operating leases	(1)	(1)	(1)

Consolidated non-current assets outside the UK were £20 million (2006: £18 million).

Foreign exchange

Foreign exchange gains recognised in the income statement during the year amounted to £2 million (2006: £6 million; 2005: £17 million).

Audit fees

An analysis of auditors remuneration is as follows:

	2007 £m	2006 £m	2005 £m
Fees payable to the Company's auditors for the audit of the Company's annual accounts	1	1	1
Fees payable to the Company's auditors for other services:			
The audit of the Company's subsidiaries pursuant to legislation	1	1	1
Other services pursuant to legislation	1	–	–
Total audit fees	3	2	2
Information technology services	1	4	7
Total non-audit fees	1	4	7
	4	6	9

The Audit Committee was satisfied throughout the year that the objectivity and independence of Deloitte & Touche LLP was not in any way impaired by either the nature of the non-audit related services undertaken during the year, the level of non-audit fees charged, or any other facts or circumstances.

This information is presented in accordance with UK Companies Act requirements. For US reporting purposes (following guidance included in Item 16C of Form 20-F), amounts paid to auditors are analysed as follows: audit fees £2 million (2006: £1 million; 2005: £1 million), audit-related fees £1 million (2006: £1 million; 2005 £1 million), and all other fees £1 million (2006: £4 million; 2005: £7 million). All other fees relate to services provided in respect of customer management systems development.

7. Employee benefits and key management compensation

a) Group employee benefits

	2007 £m	2006 £m	2005 £m
Wages and salaries	451	362	327
Social security costs	48	38	32
Costs of employee share option schemes[(i)]	35	23	25
Contributions to the Group's pension schemes[(ii)]	20	16	14
	554	439	398

(i) £33 million relates to equity-settled share-based payments (2006: £23 million; 2005: £25 million) and £2 million relates to cash-settled share-based payments (2006: nil; 2005: nil). At 30 June 2007, the total expense relating to non-vested awards not yet recognised was £39 million which is expected to be recognised over a weighted average period of 1.1 years. At 30 June 2007, £2 million was recognised as liabilities arising from share-based payment transactions (2006: nil), none of which related to awards for which the counterparty's right to cash had vested by the end of the year.

(ii) The Group operates defined contribution pension schemes. The pension charge for the year represents the cost of contributions payable by the Group to the schemes during the year. The Group's amount payable to the schemes at 30 June 2007 was £2 million (2006: £2 million).

7. Employee benefits and key management compensation (continued)

The average monthly number of full-time equivalent persons (including temporary employees) employed by the Group during the year was as follows:

	2007 Number	2006 Number	2005 Number
Channels and services	2,472	2,403	2,357
Customer service, sales and marketing	7,591	6,486	5,472
Transmission and technology	1,560	1,267	1,201
Management and administration	1,464	1,060	928
	13,087	11,216	9,958

There are approximately 445 temporary staff included within the average number of full-time equivalent people employed by the Group. To provide a more relevant presentation, management has chosen to re-analyse the categories through which the average number of full-time equivalent persons employed by the Group is disclosed, from those previously reported.

b) Key management compensation (see note 29d)

	2007 £m	2006 £m	2005 £m
Short-term employee benefits	5	4	4
Share-based payments	3	2	1
	8	5	

Post-employment benefits were less than £1 million (2006: less than £1 million; 2005: less than £1 million). Details of key management compensation is provided within the Report on Directors' remuneration.

8. Taxation

a) Taxation recognised in the income statement

	2007 £m	2006 £m	2005 £m
Current tax expense			
Current year	204	147	163
Adjustment in respect of prior years	(15)	(6)	(8)
Total current tax charge	189	141	155
Deferred tax expense			
Origination and reversal of temporary differences	22	106	71
Adjustment in respect of prior years	14	-	(17)
Total deferred tax charge	36	106	54
Taxation	225	247	209

Taxation relates to a £240 million UK corporation tax charge (2006: £247 million; 2005: £209 million) and a £15 million tax credit in respect of Luxembourg trading losses.

b) Deferred tax recognised directly in equity

	2007 £m	2006 £m	2005 £m
Deferred tax (credit) charge relating to share-based payments	(5)	(2)	3
Deferred tax charge (credit) relating to cash flow hedges	12	(16)	(5)
	7	(18)	(2)

c) Reconciliation of effective tax rate

The tax expense for the year is higher (2006: higher; 2005: lower) than the expense that would have been charged using the standard rate of corporation tax in the UK (30%) applied to profit before tax. The applicable enacted or substantially enacted rate of UK corporation tax for the year was 30% (2006 and 2005: 30%). The differences are explained below:

	2007 £m	2006 £m	2005 £m
Profit before tax	724	798	787
Profit before tax multiplied by standard rate of corporation tax in the UK of 30% (2006 and 2005: 30%)	217	239	236
Effects of:			
Non-deductible expense	19	16	7
Tax exempt revenue	(11)	(2)	(9)
Over-provision in respect of prior years	–	(6)	(25)
Taxation	225	247	209

9. Earnings per share

The weighted average number of shares for the year was:

	2007 Millions of shares	2006 Millions of shares	2005 Millions of shares
Ordinary shares	1,759	1,830	1,917
ESOP trust ordinary shares	(4)	(3)	(4)
Basic shares	1,755	1,827	1,913
Dilutive ordinary shares from share options	12	5	4
Diluted shares	1,767	1,832	1,917

The calculation of diluted earnings per share excludes 17 million share options (2006: 37 million; 2005: 37 million), which could potentially dilute earnings per share in the future. These options do not currently have a dilutive effect as the exercise price of the options exceeds the average market price of ordinary shares during the year.

Basic and diluted earnings per share are calculated by dividing profit for the year into the weighted average number of shares for the year. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

	2007 £m	2006 £m	2005 £m
Reconciliation of profit for the year to adjusted profit for the year			
Profit for the year	499	551	578
Payment from ITV Digital liquidators	–	–	(13)
Profit on disposal of joint venture	–	–	(9)
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	(6)	14	(4)
Amount receivable from channel distribution agreement (see note 3)	(65)	–	–
Legal costs relating to claim against EDS (see note 3)	16	–	–
Tax effect of above items	17	(4)	5
Increase in estimate of recoverable tax assets in respect of prior years	–	–	(17)
Adjusted profit for the year	461	561	540

	2007 pence	2006 pence	2005 pence
Earnings per share from profit for the year			
Basic	28.4p	30.2p	30.2p
Diluted	28.2p	30.1p	30.2p
Adjusted earnings per share from profit for the year			
Basic	26.3p	30.7p	28.2p
Diluted	26.1p	30.6p	28.2p

10. Dividends

	2007 £m	2006 £m	2005 £m
Dividends declared and paid during the year			
2004 Final dividend paid: 3.25p per ordinary share	–	–	63
2005 Interim dividend paid: 4.00p per ordinary share	–	–	77
2005 Final dividend paid: 5.00p per ordinary share	–	92	–
2006 Interim dividend paid: 5.50p per ordinary share	–	99	–
2006 Final dividend paid: 6.70p per ordinary share	117	–	–
2007 Interim dividend paid: 6.60p per ordinary share	116	–	–
	233	191	140

The 2007 final dividend proposed is 8.9p per ordinary share being £155 million. The dividend was proposed after the balance date and is therefore not recognised as a liability as at 30 June 2007.

Dividends are paid between Group companies out of profits available for distribution subject to, inter alia, the provisions of the companies' articles of association and the Companies Act 1985 (as amended). There are restrictions over the distribution of any profits which are not generated from external cash receipts as defined in Technical Release 7/03, issued by the Institute of Chartered Accountants in England and Wales. All dividends were paid out of profits available for distribution. The ESOP has waived its rights to dividends.

11. Goodwill

	Total £m
Carrying value	
At 1 July 2005	417
Purchase of Easynet Group Limited ("Easynet")	216
Other purchases	4
At 30 June 2006	637
Purchase of 365 Media Group Plc ("365 Media") (see note 28)	77
Other purchases	27
At 30 June 2007	741

Goodwill has principally arisen from the Group's purchases of the Sports Internet Group ("SIG"), British Interactive Broadcasting ("BiB"), Easynet and 365 Media. Impairment reviews were performed on these goodwill balances at 30 June 2007, which did not indicate impairment.

The initial accounting for goodwill purchased in the Easynet acquisition is no longer provisional. In completing the initial accounting, a further £14 million of goodwill has been recognised compared to the amount provisionally disclosed, as a result of additional information regarding the amount of corporation tax liability associated with the purchase. This increase in goodwill has been recorded as if it existed from the original acquisition date of 6 January 2006. The amount of goodwill deductible for tax purposes is nil (2006: nil). Goodwill, allocated by cash generating unit, is analysed as follows:

	2007 £m	2006 £m
Interactive[(i)]	302	302
Betting and gaming[(ii)]	149	112
Broadcast[(iii)]	253	186
Easynet Enterprise[(iv)]	30	30
Multiple units without significant goodwill	7	7
	741	637

The provisional goodwill arising from the purchase of 365 Media in the current year has been primarily allocated between two existing cash generating units, Broadcast and Betting and gaming, because the activities of 365 Media have been subsumed into these cash generating units.

Recoverable amounts for the cash generating units were calculated on the basis of value in use, using cash flows calculated for the next five years as forecast by management. A growth rate of 3% was applied in order to extrapolate cash flow projections beyond this five year period, based on future industry expectations. The cash flows were discounted using a pre-tax discount rate of 8.6% (2006: 8.5%).

i) Interactive

The Interactive unit includes goodwill arising from the purchase of BiB. The key assumptions on which forecast five year cash flows were based included the number of interactive application providers on the interactive platform, the number of unique users of interactive services, the average spend per unique user, contractual rate cards, the number of customer connections to interactive services, and the level of conditional access and access control charges to broadcasters and interactive application providers on the Sky digital platform. The values assigned to each of these assumptions were determined based on historical data and trends within the unit, and on contractual rate cards, where these were available.

ii) Betting and gaming
The Betting and gaming unit includes goodwill arising from the purchase of SIG and 365 Media's betting business. The key assumptions on which forecast five year cash flows were based include the number of weekly unique users, the number of bets placed per user per week, the average stake per user per week and the average spend per active user per week. The values assigned to each of these assumptions were determined based on an extrapolation of historical trends within the unit, and external information on expected future trends in betting and gaming.

iii) Broadcast
The Broadcast unit includes goodwill arising from the purchase of Easynet's UK broadband network assets, Easynet's UK residential business and 365 Media's content business. The recoverable amount for the Broadcast cash generating unit was calculated on the basis of the value in use of the broadcast unit. The key assumptions on which forecast five year cash flows of the Broadcast unit were based include the number of gross DTH subscriber additions, the rate of DTH churn, the average revenue per subscriber, acquisition costs per subscriber and anticipated changes in the product mix and marketing mix of the broadcast business. The values assigned to each of these assumptions were determined based on the extrapolation of historical trends within the Group, and external information on expected future trends in the UK and Ireland entertainment and communications industry.

iv) Easynet Enterprise
The Easynet Enterprise unit includes goodwill arising from the purchase of Easynet's enterprise broadband business in the UK and other European countries. The key assumptions on which forecast five year cash flows were based include the number of Easynet Enterprise customers, the average revenue per customer and the operating margin generated per customer. The values assigned to each of these assumptions were determined based on an extrapolation of historical trends within the unit, and external information on expected future trends in the enterprise broadband industry.

12. Intangible assets

	Internally generated intangible assets £m	Other intangible assets £m	Internally generated intangible assets not yet available for use £m	Other intangible assets not yet available for use £m	Total £m
Cost					
At 1 July 2005	23	181	6	136	346
Additions from business combinations	–	29	–	–	29
Other additions	5	24	–	9	38
Disposals	–	(22)	–	–	(22)
Transfers	6	115	(6)	(115)	–
At 30 June 2006	34	327	–	30	391
Additions from business combinations (see note 28)	–	24	–	–	24
Other additions	28	41	–	22	91
Disposals	–	(51)	–	–	(51)
At 30 June 2007	62	341	–	52	455
Amortisation					
At 1 July 2005	14	130	–	–	144
Amortisation for the year	2	49	–	–	51
Disposals	–	(22)	–	–	(22)
At 30 June 2006	16	157	–	–	173
Amortisation for the year	9	63	–	–	72
Disposals	–	(51)	–	–	(51)
At 30 June 2007	25	169	–	–	194
Carrying amounts					
At 1 July 2005	9	51	6	136	202
At 30 June 2006	18	170	–	30	218
At 30 June 2007	37	172	–	52	261

The Group's intangible assets include internal and external spend on software associated with our customer management systems, software licences, capitalised development costs, copyright licences, customer lists and relationships, patents and brands acquired in business combinations.

The estimated future amortisation charge on finite-lived intangible assets for each of the next five years is set out below. It is likely that future amortisation will vary from the figures below as the estimate does not include the impact of any future investments, disposals or capital expenditure.

12. Intangible assets (continued)

	2008	2009	2010	2011	2012
Estimated amortisation charge	86	88	47	19	4

For intangible assets acquired in business combinations in the year, the average amortisation period is nine years.

13. Property, plant and equipment

	Land and freehold buildings[(i)(ii)] £m	Leasehold improvements £m	Equipment, furniture and fittings £m	Assets not yet available for use £m	Total £m
Cost					
At 1 July 2005	70	42	431	123	666
Additions from business combinations	–	12	67	–	79
Other additions	–	1	163	30	194
Disposals	(3)	(2)	(125)	–	(130)
Transfers	48	–	55	(103)	–
At 30 June 2006	115	53	591	50	809
Additions from business combinations (see note 28)	–	–	1	–	1
Other additions	5	6	232	27	270
Disposals	(1)	(19)	(93)	–	(113)
Transfers	(14)	24	30	(40)	–
At 30 June 2007	105	64	761	37	967
Depreciation					
At 1 July 2005	13	31	287	–	331
Depreciation	3	5	81	–	89
Disposals	(3)	(2)	(125)	–	(130)
At 30 June 2006	13	34	243	–	290
Depreciation	5	4	111	–	120
Disposals	(1)	(19)	(93)	–	(113)
At 30 June 2007	17	19	261	–	297
Carrying amounts					
At 1 July 2005	57	11	144	123	335
At 30 June 2006	102	19	348	50	519
At 30 June 2007	88	45	500	37	670

(i) The amounts shown include assets held under finance leases with a net book value of £5 million (2006: £5 million). The cost of these assets was £8 million (2006: £8 million) and the accumulated depreciation was £3 million (2006: £3 million). Depreciation charged during the year on such assets was nil (2006: £1 million; 2005: nil).

(ii) Depreciation was not charged on £27 million of land (2006: £25 million).

14. Investments in joint ventures and associates

A list of the Group's significant investments in joint ventures and associates, including the name, country of incorporation and proportion of ownership interest is given in note 30 to the consolidated financial statements.

The movement in joint ventures and associates during the year was as follows:

	2007 £m	2006 £m
Share of net assets:		
At 1 July	28	23
Movement in net assets		
– Funding, net of repayments	3	2
– Dividends received	(9)	(7)
– Share of profits	12	12
Transfers to subsidiaries	–	(1)
Movement in other payables	–	(1)
At 30 June	34	28

The Group's share of any capital commitments and contingent liabilities of associates and joint ventures is shown in note 26.

a) Investments in joint ventures

Representing the Group's share of each joint venture:

	2007 £m	2006 £m
Non-current assets	4	2
Current assets	59	51
Current liabilities	(28)	(28)
Non-current liabilities	(1)	(3)
Shareholders' equity	34	22
Revenue	74	70
Expense	(60)	(56)
Taxation	(2)	(2)
Share of profit from joint ventures	12	12

b) Investments in associates

Representing a 100% share of each associate:

	2007 £m	2006 £m
Total assets	–	1
Total liabilities	–	(1)
Shareholder's equity	–	–
Revenue	–	2
Profit	–	–

The Group had no associates at 30 June 2007 following the purchase of the remaining 80% of Aura Sports Limited in August 2006.

15. Available-for-sale investments

	2007 £m	2006 £m
Investment in ITV at cost	946	–
Unrealised loss on ITV investment	(151)	–
Fair value of ITV investment	795	–
Other investments at cost	2	2
	797	2

On 17 November 2006, the Group acquired 696 million shares in ITV, representing 17.9% of the issued capital of ITV, for a total consideration of £946 million including fees and taxes. The investment in ITV is carried at fair value, with movements in the fair value recognised directly in the available-for-sale reserve. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. At 30 June 2007, ITV's equity share price was £1.14, generating an unrealised loss of £151 million. Based on management's assessment of the sector in which ITV operates, there is no indication that the unrealised loss is permanent and it is expected to reverse in subsequent periods. If the Group were to dispose of ITV before 17 November 2007 at a loss, which it currently does not intend to do, an unrecognised deferred tax asset would arise. Any such disposal after this date, assuming certain other factors remain consistent with those existing at the balance sheet date, would be exempt from tax under the provisions of the Substantial Shareholding Exemption (SSE). As such, the SSE provisions would prevent any capital loss arising for tax purposes.

The Group holds certain unquoted equity investments that are carried at cost less impairment. The fair value of these investments is not considered to differ significantly from the carrying value.

16. Deferred tax

i) Recognised deferred tax assets

	Fixed asset temporary differences £m	Tax losses £m	Short-term temporary differences £m	Share-based payments temporary differences £m	Financial instrument temporary differences £m	Total £m
At 1 July 2005	14	68	8	9	6	105
Charge to income	(71)	(35)	–	–	–	(106)
Credit to equity	–	–	–	2	16	18
Business combinations	83	–	–	–	–	83
At 30 June 2006	26	33	8	11	22	100
(Charge) credit to income	(32)	(18)	1	12	1	(36)
Credit (charge) to equity	–	–	–	5	(12)	(7)
Business combinations (see note 28)	(3)	–	–	–	–	(3)
At 30 June 2007	(9)	15	9	28	11	54

Notes to the consolidated financial statements
continued

16. Deferred tax (continued)
Deferred tax assets have been recognised at 30 June 2007 and 30 June 2006 on the basis that, from management's current forecast of the Group's entities, it is probable that there will be suitable taxable profits against which these assets can be utilised. Tax losses are treated as unrecognised deferred tax assets if it is not considered probable that suitable future taxable profits will arise. During the year, any tax losses suffered by UK entities have been relieved against taxable profits in other UK entities in the Group.

The deferred tax asset recognised in respect of tax losses arises principally in Luxembourg. Based on management's forecast, there will be suitable future taxable profits against which this deferred tax asset can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the periods in which they reverse. The rate enacted or substantially enacted for the relevant periods of reversal ranged from 28% to 30% in the year ended 30 June 2007 (2006: 30%). The change in the range of substantially enacted rates in the year ended 30 June 2007, caused a decrease in the net deferred tax asset by £2 million (2006: nil).

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2007 £m	2006 £m
Deferred tax assets	66	107
Deferred tax liabilities	(12)	(7)
	54	100

ii) Unrecognised deferred tax assets

	2007 £m	2006 £m
Tax losses arising from trading	152	121
Tax losses arising from capital disposals and provisions against investments	447	354
	599	475

Deferred tax assets have not been recognised in respect of the items above because it is not probable that future taxable profits will be available against which the Group can utilise the losses.

At 30 June 2007, a deferred tax asset of £50 million (2006: £32 million) principally arising from UK losses in the Group, has not been recognised. These losses include £9 million purchased in business combinations during the year (2006: £18 million). These losses can only be offset against taxable profits generated in the entities concerned. There is currently insufficient evidence to support the recognition of a deferred tax asset relating to these losses.

At 30 June 2007, a deferred tax asset of £102 million (2006: £89 million) has not been recognised in respect of overseas trading losses on the basis that it is not probable that these temporary differences will be utilised. These losses include £75 million (2006: £64 million) with respect to the Group's German holding companies of KirchPayTV and £27 million (2006: £25 million) with respect to the Group's holdings in Easynet's European subsidiaries.

At 30 June 2007, a deferred tax asset of £420 million (2006: £330 million) has not been recognised in respect of potential capital losses related to the Group's holding of KirchPayTV, on the basis that utilisation of these temporary differences is not probable. At 30 June 2007, the Group also has capital losses estimated to be in excess of £27 million (2006: £24 million) including provisions in a football club and other investments, which have not been recognised as a deferred tax asset, on the basis that it is not probable that they will be utilised.

17. Inventories

	2007 £m	2006 £m
Television programme rights	290	277
Set-top boxes and related equipment	84	41
Other inventories	10	6
	384	324

At 30 June 2007, at least 89% (2006: 86%) of the television programme rights and 100% (2006: 100%) of other inventories is expected to be recognised in the income statement within 12 months.

18. Trade and other receivables

	2007 £m	2006 £m
Gross trade receivables	304	267
Less: provision for impairment of receivables	(100)	(60)
Net trade receivables	204	207
Amounts receivable from joint ventures and associates	8	7
Amounts receivable from other related parties	1	1
Prepayments	175	156
Accrued income	91	107
Other	45	11
	524	489

Included within prepayments is £27 million (2006: £73 million) which is due in more than one year.

The current year charge to the income statement in respect of provisions for impairment of trade receivables was £40 million (2006: £13 million; 2005: £19 million). The Directors consider that the carrying amount of trade and other receivables approximates to their fair values. The Group is exposed to credit risk on its trade and other receivables however, the Group does not have any significant concentrations of credit risk, with exposure spread over a large number of counterparties and customers. Trade receivables principally comprise amounts outstanding from subscribers, advertisers and other customers.

19. Trade and other payables

	2007 £m	2006 £m
Trade payables	380	352
Amounts owed to joint ventures and associates	3	5
Amounts owed to other related parties	36	31
VAT	97	140
Accruals	468	428
Deferred income	245	246
Other	66	45
	1,295	1,247

Included within trade payables are £139 million (2006: £151 million) of US dollar-denominated programme payables. The Directors consider that the carrying amount of trade and other payables approximates to their fair values. Trade payables principally comprise amounts outstanding for programming purchases and ongoing costs.

20. Provisions

	At 1 July 2005 £m	Provided during the year £m	Utilised during the year £m	At 1 July 2006 £m	Provided during the year £m	Utilised during the year £m	At 30 June 2007 £m
Current liabilities							
Provision for termination benefits[i]	11	–	(11)	–	3	–	3
Other provisions[ii]	2	6	(2)	6	1	(2)	5
	13	6	(13)	6	4	(2)	8
Non-current liabilities							
Other provisions[iii]	–	19	–	19	2	(3)	18

(i) At 30 June 2005, the Group had provided £11 million for the expected costs of redundancy and related expenses following an efficiency review. During the year ended 30 June 2006, all of this provision was utilised. During the year ended 30 June 2007, the Group provided a further £3 million for the expected costs of redundancy and related expenses. This provision is expected to be utilised within one year.

(ii) Included in other provisions are amounts provided for onerous contracts for property leases, maintenance and legal disputes. The timing of the cash flows for onerous property leases and maintenance are dependent on the terms of the remaining leases. The timing of the cash flows for legal disputes cannot be reasonably determined.

(iii) Included within non-current other provisions are onerous property leases. The timing of the cash flows are dependent on the terms of the leases.

As at 30 June 2007, a provision of nil (2006: £16 million) was recognised as a result of business combinations.

21. Borrowings and non-current other payables

	2007 £m	2006 £m
Current borrowings		
US$300 million of 7.300% Guaranteed Notes repayable in October 2006[i]	–	162
Loan Notes[ii]	16	–
Other current borrowings	–	1
	16	163
Non-current borrowings		
US$600 million of 6.875% Guaranteed Notes repayable in February 2009[i]	299	325
£100 million of 7.750% Guaranteed Notes repayable in July 2009[i]	100	100
US$650 million of 8.200% Guaranteed Notes repayable in July 2009[i]	324	351
US$750 million of 5.625% Guaranteed Notes repayable in October 2015[i]	364	400
£400 million of 5.750% Guaranteed Notes repayable in October 2017[i]	397	397
£300 million of 6.000% Guaranteed Notes repayable in May 2027[i]	295	–
US$350 million of 6.500% Guaranteed Notes repayable in October 2035[i]	169	184
Other non-current borrowings	–	1
Obligations under finance leases[iii]	66	67
	2,014	1,825
Non-current other payables		
Accruals	10	15
Deferred income	74	51
	84	66

(i) Guaranteed Notes
At 30 June 2007, the Group had in issue the following publicly-traded Guaranteed Notes:

US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£367 million) at an average fixed rate of 8.200%, payable semi-annually. In July 2003, the Group entered into an interest rate hedging arrangement in respect of £61 million of this swapped debt. The effect of this new hedging arrangement was that, from July 2003 until February 2009, the Group pays floating six months London Inter-Bank Offer Rate ("LIBOR") plus a margin of 3.490% on £61 million of its swapped debt. However, at each six monthly reset date, the counterparty to this transaction has the right to cancel the transaction with immediate effect. In October 2003, the Group entered into a further hedging arrangement in respect of an additional £61 million of this swapped debt, the effect of which was to reduce the rate payable to 7.950% for the period August 2003 to February 2004. Thereafter, until August 2006, the rate payable is 7.950% plus any margin by which the floating six monthly LIBOR reset rate exceeds the sum of the previous reset rate plus 0.500%. Thereafter, the rate reverts to a fixed 8.180%. In February 2005, the 7.950% interest rate on this swap was renegotiated to 8.020% with all other aspects of the swap remaining unchanged.

£100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually.

21. Borrowings and non-current other payables (continued)
US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£413 million) at an average fixed rate of 7.653% payable semi-annually. In December 2002 the Group entered into further swap arrangements relating to £63.5 million of this debt. These arrangements were subsequently amended in March 2003 and July 2004, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it reverted to a floating six months LIBOR plus a margin of 2.460%, except that should LIBOR be less than 2.750% for the period January to July 2004, 2.890% for the period July 2004 to January 2005, or 2.990% thereafter, the effective rate shall be deemed to be 7.653%. After July 2004, the margin over LIBOR increased from 2.460% to 2.840%. In order to increase its exposure to floating rates, in July 2003, the Group entered into another interest rate hedging arrangement in respect of a further £63.5 million of the above-mentioned debt. The effect of this arrangement was that, from July 2003 until July 2009, the Group will pay floating six months LIBOR plus a margin of 2.8175% on this £63.5 million, except that should LIBOR be less than 2.750% for the period January to July 2004, or less than 2.990% thereafter, the Group shall revert back to 7.653%. At 30 June 2007, none of the floor levels had been breached; therefore, the Group continues to pay the relevant floating rates.

US$750 million of 5.625% Guaranteed Notes, repayable in October 2015, which were issued in October 2005. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£428 million), which carry interest at an average fixed rate of 5.401% until maturity, payable semi-annually. The Group entered into further interest rate hedging arrangements in respect of £257 million of this swapped debt. The effect of these arrangements was that, from October 2005 until October 2015, the Group will pay an average floating rate of six months LIBOR plus a margin of 0.698% on £257 million of its swapped debt.

£400 million of 5.750% Guaranteed Notes, repayable in October 2017, which were issued in October 2005. The fixed coupon is payable annually. On 14 June 2006, the Group entered into an interest rate hedging arrangement in respect of £20 million of this debt. The effect of this hedging arrangement is that, from October 2006 until October 2009, the Group will pay floating six months LIBOR plus a margin of 0.325% on £20 million of its debt. On the same date, the Group entered into a further interest rate hedging arrangement in respect of £10 million of this debt, to take effect from October 2009 and mature in October 2017. Under the terms of this swap the Group will pay floating six months LIBOR plus a margin of 0.325%. However, at each annual reset date from October 2009 to October 2017, the counterparty to this transaction has the right to cancel the transaction with immediate effect. On 21 June 2007, the Group entered into interest rate hedging arrangements in respect of a further £50 million of debt whereby, from June 2007, the Group will pay floating six months LIBOR minus 0.229%.

£300 million of 6.000% Guaranteed Notes, repayable in May 2027, which were issued in May 2007. The fixed coupon is payable annually.

US$350 million of 6.500% Guaranteed Notes, repayable in October 2035, which were issued in October 2005. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£200 million) at an average fixed rate of 5.826%, payable semi-annually.

During the year ended 30 June 2007, the Group repaid the US$300 million of 7.300% Guaranteed Notes on 16 October 2006.

(ii) Loan Notes
The Loan Notes were issued during the current year as part consideration for the purchase of 365 Media (see note 28), and are repayable at the option of the noteholders either on 30 June or on 31 December in any year between the first date on which all of the relevant holdings of Loan Notes had been in issue for more than six months and 31 December 2009. Under the terms of the Loan Notes, the Group pays floating twelve months LIBOR minus 1.000%. The coupon is payable annually.

(iii) Finance leases
The minimum lease payments under finance leases fall due as follows:

	2007 £m	2006 £m
Within one year	8	8
Between one and two years	8	8
Between two and three years	8	8
Between three and four years	8	8
Between four and five years	8	8
After five years	193	201
	233	241
Future finance charges on finance lease liabilities	(162)	(169)
Present value of finance lease liabilities	71	72

The main obligations under finance leases are in relation to:

(a) finance arrangements in connection with the broadband network infrastructure. During the year, repayments of £7 million (2006: £7 million) were made against the lease. A proportion of these payments have been allocated against the capital outstanding. The lease bears interest at a rate of 11.1% and expires in March 2040.

(b) finance arrangements in connection with the contact centre in Dunfermline. During the year, repayments of £1 million (2006: £1 million) were made against the lease. A proportion of these payments have been allocated against the capital amount outstanding. The lease bears interest at a rate of 8.5% and expires in September 2020.

(iv) Revolving Credit Facility
In November 2004, the Company entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. The £1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group's leverage ratio of Net Debt to earnings before interest, taxes, depreciation and amortisation ("EBITDA") (as defined in the loan agreement).

The RCF contains certain financial covenants which are tested at the end of each six-monthly accounting period. The key financial covenants are the ratio of Net Debt to EBITDA (as defined in the loan agreement) and EBITDA to Net Interest Payable (as defined in the loan agreement). Net Debt to EBITDA must be no more than 3:1 and EBITDA to Net Interest Payable must be at least 3.5:1.

At 30 June 2007, the ratio of Net Debt to EBITDA (as defined in the loan agreement) was 1.8:1 (2006: 0.8:1). In the year ended 30 June 2007, the ratio of EBITDA to Net Interest Payable (as defined in the loan agreement) was 9.8:1 (2006: 11.2:1).

Commitment fees of £2 million (2006: £2 million; 2005: £2 million) were payable for undrawn amounts available under the RCF, based on a rate equal to 40% of the applicable margin of 0.50% over LIBOR (30 June 2006: 40% of the applicable margin of 0.45% over LIBOR; 30 June 2005: 40% of the applicable margin of 0.45% over LIBOR).

The following guarantees are in place relating to the Group's borrowings: (a) British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Investments Limited, BSkyB Finance UK plc and BSkyB Publications Limited have given joint and several guarantees in relation to the Company's £1 billion RCF, (b) British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Finance UK plc, BSkyB Publications Limited and BSkyB Investments Limited have given joint and several guarantees in relation to the US$650 million, US$600 million, £300 million and £100 million Guaranteed Notes issued by the Company, (c) the Company, British Sky Broadcasting Limited, Sky Subscribers Services Limited, BSkyB Investments Limited and BSkyB Publications Limited have given joint and several guarantees in relation to the US$750 million, US$350 million and £400 million Guaranteed Notes issued by BSkyB Finance UK plc.

22. Derivatives and other financial instruments

Set out below are the derivative financial instruments entered into by the Group, to manage its interest rate and foreign exchange risks.

	2007 Designated hedging instruments £m	2007 Other instruments £m	2007 Asset (liability) £m	2006 Designated hedging instruments £m	2006 Other instruments £m	2006 Asset (liability) £m
Current assets						
Currency options (collars)	1	-	1	3	-	3
Embedded derivatives	-	4	4	-	1	1
Forward exchange contracts	-	-	-	1	1	2
Cross-currency swaps	-	-	-	1	-	1
	1	4	5	5	2	7
Current liabilities						
Currency options (collars)	(13)	-	(13)	(10)	-	(10)
Forward exchange contracts	(23)	-	(23)	(11)	-	(11)
Cross-currency swaps	-	-	-	(28)	-	(28)
	(36)	-	(36)	(49)	-	(49)
Non-current liabilities						
Interest rate swaps and swaptions	(11)	(6)	(17)	-	(9)	(9)
Cross-currency swaps and basis swaps	(208)	(33)	(241)	(200)	-	(200)
	(219)	(39)	(258)	(200)	(9)	(209)
	(254)	(35)	(289)	(244)	(7)	(251)

Included within the fair value of forward exchange contracts are a number of US dollar-denominated forward exchange contracts which the Group has taken out with counterparty banks on behalf of three of its joint ventures: The History Channel (UK), Chelsea Digital Media Limited and Nickelodeon UK. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite forward contracts with the respective joint ventures. As a result, the net fair value of these contracts to the Group was nil (2006: nil). The gross sterling equivalent face value of these forward contracts at 30 June 2007 was £5 million (2006: £7 million).

Group treasury activity

The Group's treasury function is responsible for raising finance for the Group's operations, together with associated liquidity management, and the management of foreign exchange, interest rate and credit risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, which receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group's policy that all hedging is to cover known risks and that no speculative trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review, both by the Group's internal audit team and by its Treasury Committee.

The Group's principal market risks are exposures to changes in interest rates and foreign exchange rates, which arise both from the Group's sources of finance and from its operations. Following evaluation of those market risks, the Group selectively enters into derivative financial instruments to manage these exposures. The principal instruments currently used are interest rate swaps and options on interest rate swaps ("swaptions") to hedge interest rate risks, and cross-currency swaps, forward exchange contracts, currency options (collars) and similar financial instruments to hedge transactional and translational currency exposures.

Interest rate risk

The Group has financial exposures to both UK and US interest rates, arising primarily from the Group's long-term bonds and other borrowings. The Group's hedging policy requires that between 50% and 75% of borrowings are held at fixed interest rates. This is achieved by issuing fixed rate bonds and then using interest rate swap and swaption agreements to adjust the balance between fixed and floating rate debt. The Group's bank debt is at floating rates, and, when drawn, means that the mix of fixed and floating rate debt fluctuates and is therefore managed to ensure compliance with the Group's hedging policy. At 30 June 2007, 74% of borrowings are held at fixed rates after hedging (30 June 2006: 75%). Certain of the swaption agreements can be cancelled prior to the maturity of the bonds to which they apply.

The Group's US dollar-denominated debt has all been swapped to pounds sterling using a combination of cross-currency and interest rate swap arrangements to convert both the principal amounts of debt, together with interest rate obligations, from US dollars to pounds sterling, at fixed exchange rates. The counterparties have a minimum long-term rating of "A" or equivalent from Moody's and Standard & Poor's. At 30 June 2007, the split of the Group's aggregate borrowings into their core currencies was US dollar 57% and pounds sterling 43% (30 June 2006: US dollar 72% and pounds sterling 28%).

The Group has designated a number of cross-currency swap agreements as cash flow hedges of 81% (30 June 2006: 100%) of the Group's exposure to US dollar interest rates on elements of the Group's US dollar denominated Guaranteed Notes. As such, the effective portion of the gain or loss on the swaps designated and qualifying as cash flow hedging instruments is reported as a component of the hedging reserve, outside of the income statement, and is then reclassified into the income statement in the same period that the forecast transactions affect the income statement (i.e. when the interest expense is incurred and/or gains or losses relating to the retranslation of US dollar denominated debt principal are recognised in the income statement). Any hedge ineffectiveness on the swaps is recognised directly in profit or loss. The ongoing effectiveness testing is performed using the cumulative dollar-offset approach. During the year ended 30 June 2007, there were no instances where the hedge relationship was not highly effective (30 June 2006: no instances).

22. Derivatives and other financial instruments (continued)
The Group has designated a number of interest rate swap agreements as fair value hedges of 14% (30 June 2006: nil) of the Group's debt portfolio. Movements in the fair value of the hedged items are taken to the income statement and are offset by movements in the fair value of the hedging instruments, which are also taken to the income statement. Any hedge ineffectiveness on the swaps is recognised directly in profit and loss. Ongoing effectiveness testing is performed using the cumulative dollar-offset approach. During the year ended 30 June 2007, there were no instances where the hedge relationship was not highly effective (2006: no instances).

Swaption agreements which convert fixed interest rates to floating interest rates and cross-currency swaps which convert floating rate US dollar interest to floating rate pounds sterling interest have not been designated as hedging instruments for hedge accounting purposes and, as such, movements in their value are recorded directly in the income statement.

The fair value of the Group's debt-related interest rate and currency derivative portfolio at 30 June 2007 was a £258 million net liability, with net notional principal amounts totalling £1,487 million. This compares to a £236 million net liability at 30 June 2006 and net notional principal amounts totalling £1,596 million. The fair value of the Group's derivative instruments designated as cash flow hedges at 30 June 2007 was a £208 million net liability (30 June 2006: £227 million net liability). The fair value of the Group's derivative instruments designated as fair value hedges at 30 June 2007 was a £11 million net liability (30 June 2006: nil).

In November 2004, the Group entered into a £1,000 million RCF. At 30 June 2007, the facility was undrawn (30 June 2006: undrawn). The facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% per annum above LIBOR, dependent on the Group's leverage ratio of Net Debt to EBITDA (as defined in the loan agreement). The current applicable margin is 0.50% (30 June 2006 0.45%), which is based on a net debt to EBITDA ratio of below 2.00:1 but above 1.00:1. Should the ratio increase above 2.00:1, the margin increases to 0.55%. Should the ratio decrease to 1.00:1 or below, the margin will decrease to 0.45% above LIBOR. The ratio of net debt to EBITDA at 30 June 2007 was 1.8:1 (30 June 2006: 0.8:1).

At 30 June 2007, a one percentage point movement in interest rates would result in a £3 million movement in the Group's annual net finance cost, defined as annual investment income less finance costs (2006: £3 million; 2005: £3 million) generated by interest receivable and payable on bank accounts, bank loan, RCF and interest swap and swaption agreements.

At 30 June 2007, 30 June 2006 and 30 June 2005, the Group's annual finance costs would be unaffected by any change to the Group's credit rating in either direction.

Foreign exchange risk
The Group's revenue is substantially denominated in pounds sterling, whilst a proportion of operating expense is denominated in US dollars. In the current year 7% of operating expense (£261 million) was denominated in US dollars (2006: 9% (£297 million)). This expense relates mainly to the Group's programming contracts with US suppliers.

During the year, the Group managed its currency exposure on US dollar denominated programming contracts by the purchase of forward exchange contracts and currency options (collars) for up to five years ahead. All US dollar-denominated forward exchange contracts and collars entered into by the Group are in respect of firm commitments only and those instruments maturing over the year following 30 June 2007 represent approximately 80% (2006: 80%) of US dollar denominated costs falling due in that year. At 30 June 2007, the Group had outstanding commitments to purchase, in aggregate, US$634 million (2006: US$626 million) at an average rate of US$1.85 to £1.00 (2006: US$1.81 to £1.00). In addition, collars were held relating to the purchase of a total of US$288 million (2006: US$336 million).

The Group has designated a number of forward exchange contracts and collars as cash flow hedges of up to approximately 80% (2006: 80%) of the Group's exposure to US dollar payments on its programming contracts with US movie licensors for a period of five years, thereafter nil (2006: five years, thereafter nil). As such, the effective portion of the gain or loss on these contracts is reported as a component of the hedging reserve, outside the income statement, and is transferred to the income statement as the forecast transactions affect the income statement (i.e. when US dollar-denominated trade payables are retranslated and related programming inventory is amortised through the income statement). For currency options (collars), hedge accounting is only applied to changes in intrinsic value. For forward exchange contracts, hedge accounting is applied to changes in the full fair value. Any hedge ineffectiveness on the forward exchange contracts and collars is recognised directly in the income statement. The ongoing effectiveness testing is performed using the dollar-offset approach. If forecast transactions are no longer expected to occur, any amounts included in the hedging reserve related to that forecast transaction would be recognised directly in the income statement. Certain forward exchange contracts and collars have not been designated as hedges and movements in their values continue to be recorded directly in the income statement.

The Group's primary euro exposure arises as a result of revenue generated from subscribers in Ireland. Approximately 6% of revenue in the year (2006: 5%; 2005: 3%) was denominated in euros. The Group's exposure to euro-denominated revenue is offset to a certain extent by euro-denominated costs, relating mainly to certain transponder rentals, the net position being a euro surplus (2006: surplus; 2005: surplus).

78 million euros were exchanged for US dollars on currency spot markets during the year (2006: 58 million euros) and 15 million surplus euros were exchanged for pounds sterling (2006: 51 million surplus euros). At 30 June 2007, 61 million euros (£41 million) were retained by the Group (2006: 55 million euros (£37 million)).

It is the Group's policy that all anticipated foreign currency exposures are substantially hedged in advance of the fiscal year in which the exposure occurs. The impact on the Group's profit for the year of a 10% movement in pounds sterling against all currencies in which it has significant transactions is estimated to be a £9 million (2006: £1 million; 2005: £8 million) movement in the income statement, with a strengthening of pounds sterling resulting in a decrease in profit for the year.

Credit risk
The Group is exposed to default risk amounting to invested cash and cash equivalents and short-term deposits, and the positive fair value of derivatives held. However, as financial transactions and instruments are only executed with counter parties that are all 'A' long-term rating or better and the Group's policy is to ensure that investments are spread across a number of counterparties, these risks are deemed to be low.

Liquidity risk
The Group's financial liabilities are shown in note 21, other than trade and other payables, shown in note 19, and provisions, shown in note 20.

To ensure continuity of funding, the Group's policy is to ensure that available funding matures over a period of years. At 30 June 2007, 43% (2006: 35%) of the Group's total available funding (including undrawn amounts on our RCF) was due to mature in more than five years.

At 30 June 2007, the Group's RCF was undrawn (30 June 2006: undrawn). The Group's undrawn committed bank facilities, subject to covenants, are as follows:

	2007 £m	2006 £m
Expiring in more than three years but not more than four years	1,000	-
Expiring in more than four years but not more than five years	-	1,000

The Group's RCF has a maturity date of July 2010. .

On 3 April 2007, the Group established a Euro Medium Term Note Programme (the "Programme"). The Programme provides the Group with a standardised documentation platform to allow for senior debt issuance in the Eurobond markets. The maximum potential issuance under the Programme is £1 billion. On 14 May 2007, under the Programme the Group issued £300 million aggregate principal amount of Eurobonds paying 6.000% interest and maturing on 14 May 2027.

Fair values
Set out below is a comparison by category of the book values and the estimated fair values of the Group's financial assets and financial liabilities at 30 June 2007 and 30 June 2006:

	2007 Book value £m	2007 Fair value £m	2006 Book value £m	2006 Fair value £m
Financial assets and liabilities held or issued to finance the Group's operations				
Quoted bond debt	(1,948)	(1,938)	(1,919)	(1,919)
Derivative financial instruments	(289)	(289)	(251)	(251)
Loan Notes	(16)	(16)	–	–
Obligations under finance leases and other borrowings	(66)	(66)	(69)	(69)
Available-for-sale investments	797	797	2	2
Short-term deposits	15	15	647	647
Cash and cash equivalents	435	435	816	816

The fair value of quoted bond debt is based on year-end mid-market quoted prices. The fair value of derivative financial instruments is estimated by calculating the differences between the contracted rates and the appropriate market rates prevailing at the year-ends. The fair value of obligations under finance leases and other borrowings is estimated by discounting the future cash flows to net present value. The fair value of short-term deposits and cash and cash equivalents is equivalent to book value due to the short-term nature of these instruments.

The differences between book values and fair values reflect unrealised gains or losses inherent in the financial instruments, based on valuations as at 30 June 2007 and 30 June 2006. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

In addition to the financial assets and liabilities in the above fair value table, the Group had holdings in the equity share capital of other listed and unlisted entities at 30 June 2007 and 30 June 2006 (see note 15).

The Group also had holdings in joint ventures and associates, which are accounted for using the equity method (see note 14). As these investments are unlisted, their fair value cannot be measured reliably.

Additional information
The estimated net amount of existing losses which are included in the hedging reserve at 30 June 2007 that are expected to be transferred to the income statement within the next year is £26 million, net of tax (2006: £7 million, net of tax; 2005: £15 million, net of tax).

During the current year, the Group recognised amounts of less than £1 million in the income statement due to hedge ineffectiveness (2006: nil).

At 30 June 2007, the carrying value of financial assets that were, upon initial recognition, designated as financial assets at fair value through profit or loss, was nil (2006: £148 million).

On 25 November 2005, the Group entered into a stock loan arrangement with a third party whereby the Group acquired a £100m basket of listed shares (the "Initial Purchase") and, at the same time, the Group agreed to sell the basket of listed shares at the same price as the Initial Purchase on 25 November 2006. During the period of share ownership, Sky was entitled to all rights of ownership associated with the shares. At 30 June 2006, the Group recorded the stock loan arrangement as a short-term deposit at fair value with changes in fair value taken to the income statement. The arrangement was terminated on 25 November 2006.

23. Share capital

	2007 £m	2006 £m
Authorised ordinary shares of 50p 3,000,000,000 (2006: 3,000,000,000)	1,500	1,500
Allotted, called-up and fully paid 1,752,842,599 (2006: 1,791,077,599)	876	896

	2007 Number of ordinary shares	2006 Number of ordinary shares
Allotted and fully paid during the year		
Beginning of year	1,791,077,599	1,867,523,599
Shares repurchased and subsequently cancelled	(38,235,000)	(76,446,000)
End of year	1,752,842,599	1,791,077,599

The Company has one class of ordinary shares which carry equal voting rights and no contractual right to receive payment.

Share option and contingent share award schemes
The Company operates various equity-settled share option schemes (the "Schemes") for certain employees.

The number of newly issued shares which may be allocated under the Schemes on any day shall not, when aggregated with the number of newly issued shares which have been allocated in the previous ten years under the Schemes and any other employee share scheme adopted by the Company, exceed such number as represents five percent of the ordinary share capital of the Company in issue immediately prior to that day. In determining this limit no account shall be taken of any newly issued shares where the right to acquire the newly issued shares was released, lapsed, cancelled or otherwise became incapable of exercise. Options and awards which will be satisfied by ESOP shares do not fall within these headroom limits.

The share awards outstanding can be summarised as follows:

	2007 Number of ordinary shares	2006 Number of ordinary shares
Executive Share Option Scheme options(i)	24,909,710	36,289,000
Sharesave Scheme options(ii)	5,795,544	5,149,576
Management LTIP awards(iii)	11,306,811	4,103,306
LTIP awards(iv)	7,965,417	6,073,333
Key Contributors Plan ("KCP") awards(v)	14,237	917,518
Equity Bonus Plan ("EBP") awards(vi)	–	235,000
	49,991,719	52,767,733

(i) Executive Share Option Scheme options
Included within the total Executive Share Option Scheme options outstanding at 30 June 2007 are 22,955,210 options (2006: 34,094,411) which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, provided that the employee remains in employment with the Group. Where performance criteria are achieved, the options may be exercised immediately following the end of the vesting period (being the term over which the performance criteria are required to be met). The remaining 1,954,500 options (2006: 2,194,589) have no performance criteria attached, other than the requirement that the employee remains in employment with the Group. The contractual life of all Executive Share Option Scheme options is ten years.

Grants under the Executive Share Option Scheme were made on an annual basis to selected employees, with the exercise price of options being equal to the Company's share price on the date of grant. For those options with performance conditions, growth in EPS has to exceed growth in the Retail Prices Index plus 3% per annum in order for

Notes to the consolidated financial statements
continued

23. Share capital (continued)
awards to vest. Options vest on an accelerated basis over a period of up to four years from the date of grant.

(ii) Sharesave Scheme options
All Sharesave Scheme options outstanding at 30 June 2007 and 30 June 2006 have no performance criteria attached, other than the requirement that the employee remains in employment with the Group. Options granted under the Sharesave scheme must be exercised within six months of the relevant award vesting date.

The Sharesave Scheme is open to all employees. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the end of year results.

(iii) Management LTIP awards
All Management LTIP awards outstanding at 30 June 2007 and 30 June 2006 vest only if performance conditions are met. Awards granted under the Management LTIP must be exercised within one year of the relevant award vesting date.

The Company grants awards to selected employees under the Management LTIP. Awards under this scheme mirror the LTIP, with the same performance conditions. Awards exercised under the Management LTIP can only be satisfied by the issue of market-purchased shares.

(iv) LTIP awards
All LTIP awards outstanding at 30 June 2007 and 30 June 2006 vest only if performance conditions are met. Awards granted under the LTIP must be exercised within one year of the relevant award vesting date.

The Company operates the LTIP for Executive Directors and Senior Executives. Awards under the scheme are granted in the form of a nil-priced option, and are satisfied using market-purchased shares. The awards vest in full or in part dependent on the satisfaction of specified performance targets. 30% of the award vests dependent on TSR performance over a three year performance period, relative to the constituents of the FTSE 100 at the time of grant, and the remaining 70% vests dependent on performance against operational targets.

(v) KCP awards
All KCP awards outstanding at 30 June 2007 and 30 June 2006 vest only if performance conditions are met. The contractual life of all KCP awards is ten years.

Designated managers participated in the KCP, which was a replica scheme of the LTIP, with the same performance conditions. Awards exercised under the KCP can only be satisfied by the issue of shares purchased in the market.

(vi) EBP awards
All EBP awards outstanding at 30 June 2006 vested only if performance conditions were met. The contractual life of these awards was ten years.

The EBP operated for Executive Directors and Senior Executives. Awards under the plan were made in the form of a contingent right to acquire the Company's shares, for nil consideration, which are acquired in the market, and were subject to performance achieved in the financial year of award.

The movement in share awards outstanding is summarised in the following table:

	2007 Number of shares under option	2007 Weighted average exercise price	2006 Number of shares under option	2006 Weighted average exercise price
Outstanding at 1 July	52,767,733	£4.96	58,446,794	£5.64
Granted during the year	13,478,079	£0.62	8,390,285	£0.80
Exercised during the year	(8,343,434)	£4.47	(4,160,336)	£3.85
Forfeited during the year	(7,768,714)	£4.63	(9,906,234)	£5.90
Expired during the year	(141,945)	£4.93	(2,776)	£4.85
Outstanding at 30 June	49,991,719	£3.93	52,767,733	£4.96

The weighted average market price of the Group's shares at the date of exercise for share options exercised during the year was £5.94 (2006: £5.48). The middle-market closing price of the Company's shares at 30 June 2007 was £6.40 (2006: £5.735). The following table summarises information about share awards outstanding at 30 June 2007:

Range of Exercise Prices	2007 Number	2007 Weighted average remaining contractual life	2006 Number	2006 Weighted average remaining contractual life
£0.00-£1.00	19,286,465	2.2 years	11,329,157	4.5 years
£2.00-£3.00	277,874	1.2 years	295,355	2.2 years
£3.00-£4.00	2,305,099	1.7 years	2,630,543	2.7 years
£4.00-£5.00	2,888,496	3.2 years	1,722,925	3.2 years
£5.00-£6.00	8,976,001	6.2 years	16,744,201	6.8 years
£6.00-£7.00	6,789,744	5.0 years	8,547,034	6.0 years
£7.00-£8.00	5,154,316	4.4 years	6,285,648	5.4 years
£8.00-£9.00	-	-	26,668	5.4 years
£9.00-£10.00	4,176,903	3.4 years	4,964,142	4.4 years
£10.00-£11.00	-	-	21,842	3.9 years
£11.00-£12.00	12,247	3.0 years	57,860	4.1 years
£12.00-£13.00	124,574	3.0 years	142,358	4.0 years
	49,991,719	3.7 years	52,767,733	5.4 years

The exercise prices of options outstanding at 30 June 2007 ranged from nil to £12.98 (2006: nil to £12.98). The weighted average remaining contractual life of the 19,501,864 options which were exercisable at 30 June 2007 (2006: 21,519,271) was 4.5 years (2006: 5.0 years), and their weighted average exercise price was £7.28 (2006: £7.40).

Information for awards granted during the year
The weighted average fair value of equity-settled share options granted during the year, as estimated at the date of grant, was £4.02 (2006: £3.27; 2005: £2.37). This was calculated using the Black-Scholes share option pricing model, except for awards which have market-based performance conditions, where a Monte-Carlo simulation model was used, and for grants of nil-priced options, which were treated as the award of a free share.

The Monte-Carlo simulation model reflected the historical volatilities of the Company's share price and those of all other companies to which the Company's performance would be compared, over a period equal to the vesting period of the options. The fair value of nil-priced options granted during the year was measured on the basis of the market-price of the Company's shares on the date of grant, discounted for expected dividends which would not be received over the vesting period of the options.

Weighted average fair value assumptions
The following weighted average assumptions were used in these option pricing models:

	2007	2006	2005
Share price	£5.51	£5.13	£4.93
Exercise price	£0.62	£0.80	£3.57
Expected volatility	23.8%	25.9%	41.5%
Expected life	3.0 years	2.0 years	3.5 years
Expected dividends	2.2%	1.8%	1.0%
Risk-free interest rate	4.8%	4.3%	4.8%

Expected volatility was determined by calculating the historical volatility of the Company's share price, over a period equal to the expected life of the options. Expected life was based on the contractual life of the options and adjusted, based on management's best estimate, for the effects of exercise restrictions and behavioural considerations.

24. Reconciliation of shareholders' equity

	Share capital £m	Share premium £m	ESOP reserve £m	Hedging reserve £m	Available-for-sale reserve £m	Other reserves £m	Retained earnings £m	Total shareholders' equity £m
At 1 July 2005	934	1,437	(32)	(14)	-	273	(2,411)	187
Purchase of own equity shares for cancellation	(38)	-	-	-	-	38	(408)	(408)
Recognition and transfer of cash flow hedges	-	-	-	(54)	-	-	-	(54)
Tax on items taken directly to equity	-	-	-	16	-	-	2	18
Share-based payment	-	-	7	-	-	-	11	18
Profit for the year	-	-	-	-	-	-	551	551
Dividends	-	-	-	-	-	-	(191)	(191)
At 30 June 2006	896	1,437	(25)	(52)	-	311	(2,446)	121
Purchase of own equity shares for cancellation	(20)	-	-	-	-	20	(214)	(214)
Recognition and transfer of cash flow hedges	-	-	-	39	-	-	-	39
Tax on items taken directly to equity	-	-	-	(12)	-	-	5	(7)
Revaluation of available-for-sale investments	-	-	-	-	(151)	-	-	(151)
Share-based payment	-	-	(29)	-	-	-	22	(7)
Profit for the year	-	-	-	-	-	-	499	499
Dividends	-	-	-	-	-	-	(233)	(233)
At 30 June 2007	876	1,437	(54)	(25)	(151)	331	(2,367)	47

To provide a more concise presentation of shareholders' equity, management has chosen to re-analyse the reserves reported, consolidating the capital redemption reserve, merger reserve, foreign currency translation reserve and special reserve into a single column described as 'other reserves'.

Share premium and special reserve
On 10 December 2003, the High Court approved a reduction in the Company's share premium account of £1,120 million, as approved by the Company's shareholders at the AGM held on 14 November 2003. This amount was equal to the Company-only profit and loss account reserve deficit at 30 June 2003. As part of the application, the Company's balance sheet at 30 September 2003 was required to be presented. At that date, the deficit on the Company-only profit and loss account reserve had reduced by £14 million since 30 June 2003, to £1,106 million. As a condition of the reduction, the reduction in the share premium account of £1,120 million was permitted to be offset against the profit and loss account reserve by the amount of the deficit at 30 September 2003. The excess of £14 million was credited to a special reserve, and, under the terms of the reduction, will remain undistributable until all the creditors of the Company and its guarantors (as at 10 December 2003) are paid.

Purchase of own equity shares for cancellation and capital redemption reserve
On 12 November 2004, the Company's shareholders approved a resolution at the AGM for the Company to purchase up to 97 million ordinary shares. On 4 November 2005, the Company's shareholders approved a resolution at the AGM for the Company to further purchase up to 92 million ordinary shares (the "2005 resolution"). During the year ended 30 June 2006, the Company purchased, and subsequently cancelled, 76 million ordinary shares at an average price of £5.30 per share, with a nominal value of £38 million, for a consideration of £408 million including stamp duty and commission of £3 million. During the year ended 30 June 2007, the Company purchased, and subsequently cancelled, a further 38 million ordinary shares at an average price of £5.55, with a nominal value of £20 million, for a consideration of £214 million including stamp duty and commission of £2 million. The nominal value of the shares cancelled has been credited to other reserves.

24. Reconciliation of shareholders' equity (continued)

The following table provides information about purchases of equity shares by the company, including purchases by the Group's ESOP, during the fiscal year.

Period	Total number of shares purchased(i)	Average price paid per share	Total number of shares purchased as part of the 2005 resolution	Maximum number of shares that may yet be purchased as part of the 2005 resolution
July	2,902,173	£5.63	2,902,173	35,332,827
August	14,417,300	£5.51	14,417,300	20,915,527
September	20,345,527	£5.58	20,345,527	570,000
October	570,000	£5.42	570,000	–
November	2,400,000	£5.61	–	–
December	–	–	–	–
January	–	–	–	–
February	–	–	–	–
March	2,400,000	£5.55	–	–
April	–	–	–	–
May	4,700,000	£6.29	–	–
June	3,000,000	£6.50	–	–
Total for the year ended 30 June 2007	50,735,000		38,235,000	

(i) All share purchases were open market transactions and are included in the month of settlement.

ESOP reserve

The cost of the Company's ordinary shares held by the Group's ESOP is treated as a deduction in arriving at total shareholders' equity. The movement in the ESOP reserve was as follows:

	Number of ordinary shares	Average price paid per share	£m
At 1 July 2005	5,609,212	£5.78	32
Share options exercised during the year	(4,160,336)	£5.83	(24)
Shares purchased by the ESOP during the year	3,000,000	£5.67	17
At 30 June 2006	4,448,876	£5.66	25
Share options exercised during the year	(8,343,434)	£5.62	(47)
Shares purchased by the ESOP during the year	12,500,000	£6.07	76
At 30 June 2007	8,605,442	£6.29	54

Hedging reserve

Changes in the fair values of derivatives that are designated as cash flow hedges are initially recognised in the hedging reserve, and subsequently recognised in the income statement when the related hedged items are recognised in the income statement. In addition, deferred taxation relating to these derivatives is also initially recognised in the hedging reserve prior to transfer to the income statement.

Available-for-sale reserve

Available-for-sale investments are carried at fair value where this can be reliably measured, with movements in the fair value recognised directly in the available-for-sale reserve.

Other reserves

The Group's other reserves include a capital redemption reserve, a merger reserve, a foreign currency translation reserve, and a special reserve. The capital redemption reserve was £95 million as at 30 June 2007 (2006: £75 million). The merger reserve was £222 million as at 30 June 2007 (2006: £222 million). The special reserve was £14 million as at 30 June 2007 (2006: £14 million). The foreign currency translation reserve was less than £1 million as at 30 June 2007 (2006: less than £1 million).

25. Notes to the Consolidated Cash Flow Statement

a) Reconciliation of profit before taxation to cash generated from operations

	2007 £m	2006 £m	2005 £m
Profit before taxation	724	798	787
Depreciation of property, plant and equipment	120	89	47
Amortisation of intangible assets	72	51	45
Loss on disposal of property, plant and equipment	–	–	2
Profit on disposal of joint venture	–	–	(9)
Net finance costs	103	91	58
Share of results of joint ventures and associates	(12)	(12)	(14)
	1,007	1,017	916
(Increase) decrease in trade and other receivables	(47)	(102)	34
(Increase) decrease in inventories	(59)	31	28
Increase (decrease) in trade and other payables	101	55	(67)
Increase (decrease) in provisions	1	(13)	12
Decrease in derivative financial instruments	4	16	66
Cash generated from operations	1,007	1,004	989

b) Major non-cash movements

Corporate reorganisation

On 13 April 2005, the High Court approved a reduction in the share capital of BSkyB Investments Limited, a 100% owned subsidiary. This formed part of a corporate reorganisation, allowing the Company access to significant additional distributable reserves.

26. Contracted commitments, contingencies and guarantees

a) Future minimum expenditure contracted for but not recognised in the financial statements

	Year ending 30 June 2008 £m	Year ending 30 June 2009 £m	Year ending 30 June 2010 £m	Year ending 30 June 2011 £m	Year ending 30 June 2012 £m	After 5 years £m	Total at 30 June 2007 £m	Total at 30 June 2006 £m
Television programme rights[(i)]	919	871	710	90	31	17	2,638	3,260
Set-top boxes and related equipment	181	6	–	–	–	–	187	91
Third party payments[(ii)]	35	35	33	9	5	1	118	30
Transponder capacity[(iii)]	64	56	37	32	30	112	331	420
Property, plant and equipment	16	–	–	–	–	–	16	24
Intangible asset	4	–	–	–	–	–	4	1
Other	41	15	2	–	–	–	58	31
	1,260	983	782	131	66	130	3,352	3,857

For the avoidance of doubt, any foreign currency commitments are translated to pounds sterling at the rate prevailing 30 June 2007.

(i) At 30 June 2007, the Group had minimum television programming rights commitments of £2,638 million (2006: £3,260 million), of which £527 million (2006: £667 million) related to commitments payable in US dollars for periods of up to six years (2006: six years).

Assuming that movie subscriber numbers remain unchanged from current levels, an additional £284 million (US$569 million) of commitments (2006: £363 million, (US$671 million)) would also be payable in US dollars, relating to price escalator clauses. The pound sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £10 million (2006: £2 million) if subscriber numbers were to remain at current levels.

(ii) The third party payment commitments are in respect of distribution agreements for the television channels owned and broadcast by third parties, retailed by the Group to retail and commercial subscribers ("Sky Distributed Channels") and are for periods up to seven years (2006: five years). The extent of the commitment is largely dependent upon the number of retail subscribers to the relevant Sky Distributed Channels, and in certain cases, upon inflationary increases. If both the retail subscriber levels to these channels and the rate payable for each Sky Distributed Channel were to remain at current levels subject to inflationary increases, the additional commitment would be £968 million (2006: £491 million).

(iii) Transponder capacity commitments are in respect of the Astra and Eurobird satellites that the Group uses for digital transmissions to both retail subscribers and cable operators. The commitments are for periods of up to thirteen years (2006: fourteen years). Three additional transponder agreements were entered into in the year ended 30 June 2006 to provide capacity to facilitate the launch of the Group's HD services. No further agreements were entered into in the year ended 30 June 2007.

26. Contracted commitments, contingencies and guarantees (continued)

b) Contingent assets

The Group has served a claim for a material amount against EDS (an information and technology solutions provider) which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.

c) Contingent liabilities and guarantees

In April 2007, Virgin Media Communications Limited, Virgin Media Television Limited and Virgin Media Limited issued proceedings in the High Court in England and Wales against British Sky Broadcasting Group plc and British Sky Broadcasting Limited, alleging that the Group has infringed Article 82 EC and the Chapter II prohibition by pursuing an anticompetitive strategy designed to weaken Virgin Media group, which allegedly entailed (i) a constructive refusal to supply the Group's basic pay television channels to Virgin Media group for supply via Virgin Media group's cable network in the UK; (ii) a refusal to pay fair prices for the right to carry Virgin Media group's television channels as part of the Group's retail channel offering; and (iii) the Group's purchase of a significant shareholding in ITV (which purchase was, it is alleged, designed principally to damage Virgin Media group's ability to compete in the supply of pay television services, by preventing Virgin Media group from obtaining access to attractive programming content). Virgin Media group seeks from the Court a declaration that the Group occupies a dominant market position in specified pay TV retail and purchasing markets in the UK and that the Group has, by its conduct as alleged, abused its dominant position(s) contrary to Article 82 EC and the Chapter II prohibition on these relevant markets. Virgin Media group also seeks mandatory injunctions requiring the Group to transact with Virgin Media group on fair and/or non-discriminatory terms for the supply of the Group's basic pay television channels to Virgin Media and for the licensing of Virgin Media group's television channels, for on-supply to the Group's subscribers. Virgin Media group also seeks damages to compensate it for its alleged losses arising from the Group's alleged conduct.

The Group intends to defend the proceedings vigorously and submitted its defence to the High Court on 2 July 2007 denying Virgin Media group's allegations that it had infringed Article 82 EC or Chapter II prohibition. It is, at this stage, too early to estimate the likely outcome of the proceedings.

The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Group's investments in both limited and unlimited companies and partnerships, to meet their liabilities as they fall due. Several of these undertakings contain maximum financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities. The Company has provided parental company guarantees of £14 million (2006: £14 million) to creditors of Hestview Limited and £10 million (2006: nil) to creditors of UK Online Limited.

The Company and certain of its subsidiaries have agreed to provide additional funding to several of its investments in limited and unlimited companies and partnerships, in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the Company and certain of its subsidiaries to its investments, in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £4 million (2006: £4 million).

The Group has guarantees in place relating to the Group's borrowings, see note 21 - Borrowings and non-current other payables.

27. Operating lease commitments

The minimum lease rentals to be paid under non-cancellable operating leases at 30 June are as follows:

	2007 £m	2006 £m
Within one year	32	28
Between one and two years	27	22
Between two and three years	27	18
Between three and four years	22	14
Between four and five years	19	13
After five years	79	49
	206	144

The majority of operating leases relate to property. The rents payable under these leases are subject to renegotiation at the various intervals specified in the leases.

The minimum sub-lease rentals to be received under non-cancellable operating sub-leases at 30 June are as follows:

	2007 £m	2006 £m
Within one year	3	2
Between one and two years	3	2
Between two and three years	3	1
Between three and four years	2	1
Between four and five years	2	1
After five years	3	4
	16	11

Sub-lease rentals primarily relate to property leases.

28. Purchase of subsidiaries

On 23 January 2007, the Group took control of 365 Media. The Group purchased 100% of the issued share capital for consideration of £105 million, satisfied by £89 million of cash and £16 million of issued Loan Notes. 365 Media is the parent company of a group of companies involved in the provision of sports content and betting websites in the UK. The purchase of 365 Media gives the Group an opportunity to expand its online sports content business and generate cost synergies through the integration of 365 Media's betting platform with Sky Bet. This transaction has been accounted for under the purchase method.

	Net book value £m	Fair value adjustments £m	Recognised values £m
Net assets of 365 Media purchased			
Goodwill	9	(9)	-
Intangible assets	3	21	24
Property, plant and equipment	1	-	1
Deferred tax liabilities	-	(3)	(3)
Trade and other receivables	11	-	11
Cash and cash equivalents	7	-	7
Borrowings	(1)	-	(1)
Trade and other payables	(11)	-	(11)
	19	9	28
Provisional goodwill			77
Total consideration			105
Satisfied by:			
Ordinary shares purchased for cash (including the purchase of certain outstanding 365 Media share options)			87
Ordinary shares purchased by the issue of Loan Notes (including the purchase of certain outstanding 365 Media share options)			16
Directly attributable costs			2
			105
Net cash outflow arising on the purchase of 365 Media			
Cash paid			89
Cash and cash equivalents purchased			(7)
			82

For the period between the date of purchase and 30 June 2007, 365 Media contributed £10 million to the Group's revenue, £2 million loss to the Group's profit before tax and a reduction of 0.1 pence in earnings per share. Had the Group taken control of 365 Media on the first day of the financial year, Group revenue for the year would have been £4,566 million (2006: £4,174 million), Group profit for the year would have been £491 million (2006: £550 million) and Group basic earnings per share would have been 28.0 pence (2006: 30.1 pence). Goodwill includes the value that the Group is expecting to generate from the cost synergies of integrating the betting platform and sports content feeds, and the workforce in place. Goodwill has been determined provisionally because the Group cannot be certain that all assets, liabilities and contingent liabilities have been identified. Initial accounting for the goodwill will be complete within 12 months of the purchase date.

In the year ended 30 June 2007, the Group also made the following immaterial acquisitions: You Me TV Limited, News Optimus Limited, Wisden Cricketer Publisher (Holding) Limited and Aura Sports Limited.

29. Transactions with related parties and major shareholders

a) Entities with joint control or significant influence

The Group conducts business transactions with companies that are part of the News Corporation group ("News Corporation"), a major shareholder:

	2007 £m	2006 £m	2005 £m
Supply of services by the Group	18	21	18
Purchases of goods or services by the Group	(195)	(175)	(163)
Amounts owed by related parties to the Group	1	1	1
Amounts owed to related parties by the Group	(36)	(31)	(34)

Services supplied to News Corporation

During the year, the Group supplied programming, telephony, airtime, transmission, marketing and consultancy services to News Corporation.

29. Transactions with related parties and major shareholders (continued)

Purchases of goods and services from News Corporation

During the year, the Group purchased programming, digital equipment, smart cards and encryption services, set-top box technologies, telephony, advertising, IT services and rental premises from News Corporation companies.

On 18 December 2006, the Group purchased the freehold interest in a commercial property from News International Limited for cash consideration of £5 million. The purchase will facilitate and support the Group's property development plans.

In March and April 2003, News Corporation Finance Trust II, in which News Corporation, directly or indirectly, owns all of the beneficial interests in the assets of the trust, issued and sold 0.75% Beneficial Unsecured Exchangeable Securities ("BUCS"), in a private placement to certain institutions. Each BUCS is exchangeable on or after 2 April 2004 for the value of reference shares, which initially consist of 77.09 ordinary shares of the Company for each US$1,000 original liquidation preference of BUCS. The BUCS may also be tendered for redemption on 15 March 2010, 15 March 2013 or 15 March 2018 for payment of the adjusted liquidation preference, which may be paid, at the election of the trust, in cash, ordinary shares of the Company, preferred American Depositary Shares of News Corporation representing the preferred limited voting ordinary shares of News Corporation, or a combination thereof. News Corporation and News America have agreed to indemnify the Group and the Group's directors, officers, agents and employees against certain liabilities arising out of or in connection with the BUCS.

In November 1996, News Corporation, through subsidiaries, issued Exchangeable Trust Originated Preferred Securities ("Exchangeable TOPrS"), in a private placement to certain institutions. The Exchangeable TOPrS are exchangeable for certain other securities of subsidiaries of News Corporation, including warrants entitling the holders to purchase the Company's ordinary shares, or American Depositary Shares representing the Company's ordinary shares, from News America. The aggregate number of the Company's ordinary shares subject to such warrants is 7,052,127. Upon the exercise of a warrant, News America has the right to elect to pay the holder in cash, in ordinary shares or American Depositary Shares, or any combination thereof. The warrants are redeemable at the option of News America, on or after 12 November 2001, and expire on 12 November 2016. News Corporation and News America have agreed to indemnify the Group and the Group's directors, officers, agents and employees against certain liabilities arising out of or in connection with the Exchangeable TOPrS.

News Corporation has entered into an agreement with the Group pursuant to which it has been agreed that, for so long as News Corporation directly or indirectly holds an interest of 30% or more in the Group, News Corporation will not engage in the business of satellite broadcasting in the UK or Ireland.

Purchase of subsidiary from News Corporation

On 22 November 2006, the Group acquired the entire issued share capital of News Optimus for cash consideration of £4 million resulting in goodwill of £4 million. Prior to that date, News Optimus was a wholly-owned subsidiary of News International Limited, which is, in turn, a wholly-owned subsidiary of News International Holdings Limited. The ultimate parent company of News International Holdings Limited is News Corporation.

b) Joint ventures and associates

	2007 £m	2006 £m	2005 £m
Supply of services by the Group	15	14	20
Purchases of goods or services by the Group	(49)	(46)	(54)
Amounts owed by joint ventures and associates to the Group	25	23	21
Amounts owed to joint ventures and associates by the Group	(3)	(5)	(3)

Revenue is primarily generated from the provision of transponder capacity, marketing, airtime sales and support services. Purchases represent fees payable for channel carriage. Amounts owed by joint ventures and associates include £17 million (2006: £16 million) relating to loan funding. These loans bear interest at rates of between three month LIBOR plus 0.45% and six month LIBOR plus 1.5%. The maximum amount of loan funding outstanding in total from joint ventures and associates during the year was £17 million (2006: £17 million).

The Group took out a number of forward exchange contracts with counterparty banks during the period on behalf of three joint ventures: The History Channel (UK), Chelsea Digital Media Limited and Nickelodeon UK. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite contracts with the joint ventures in respect of these forward contracts.

The Group was not exposed to any net gains or losses on these forward contracts. The face value of forward exchange contracts that had not matured as at 30 June 2007 was £5 million (2006: £7 million).

During the year, US$13 million (2006: US$13 million; 2005: US$3 million) was paid to the joint ventures upon maturity of forward exchange contracts and US$1 million (2006: nil; 2005: nil) was received from joint ventures upon maturity of forward exchange contracts.

During the year, £7 million (2006: £7 million; 2005: £2 million) was received from the joint ventures upon maturity of forward exchange contracts.

On 30 June 2006, the Group increased its shareholding in MyKindaPlace Limited ("MKP") from 49% to 100%. Prior to that date, the directors of MKP had included a close family member of two Directors of the Company.

c) Other transactions with related parties

A close family member of two Directors of the Company has a controlling interest in Shine Limited ("Shine"), in which the Group also has a 3% equity shareholding. During the year, the Group invested a further £1 million in Shine in order to acquire further equity shares in the company. Following this investment, the Group's equity shareholding has remained at 3%. During the year, the Group incurred programming and production costs for television of £3 million (2006: £10 million; 2005: £4 million) from Shine. At 30 June 2007, and 30 June 2006 there were no outstanding amounts due to or from Shine.

A close family member of two Directors of the Company runs Freud Entertainment Limited, which has provided external support to the press and publicity activities of the Group during the year amounting to £1 million (2006: £1 million; 2005: £1 million). At 30 June 2007 and 30 June 2006, there were no outstanding amounts due to or from Freud Entertainment Limited.

In addition to the foregoing, the Group has engaged in a number of transactions, with companies of which some of the Company's Directors are also directors.

d) Key management

The Group has a related party relationship with the Directors of the Group. At 30 June 2007, there were 14 (2006: 15; 2005: 15) members of key management all of whom were Directors of the Company. Key management compensation is disclosed in note 7b.

30. Group investments

The significant investments of the Company which principally affect the consolidated results and total assets of the Group are as follows:

Name	Country of incorporation/ operation	Description and proportion of shares held (%)	Principal activity
Subsidiaries: **Direct holdings of the Company**			
British Sky Broadcasting Limited	England and Wales	10,000,002 ordinary shares of £1 each (100%)[i]	Operation of a pay television broadcasting service in the UK and Ireland
Sky Television Limited	England and Wales	13,376,982 ordinary shares of £1 each (100%)	Holding company
Sports Internet Group Limited	England and Wales	38,432,302 ordinary shares of £0.05 each (100%)	Holding company
British Interactive Broadcasting Holdings Limited	England and Wales	651,960 ordinary shares of £1 each (100%)	The transmission of interactive services
BSkyB Investments Limited	England and Wales	100 ordinary shares of £1 each (100%)	Holding company
Sky Holdings Limited	England and Wales	100 ordinary shares of £1 each (100%)	Holding company
BSkyB Finance UK plc	England and Wales	50,000 ordinary shares of £1 each (100%)	Finance company
Subsidiaries: **Indirect holdings of the Company**			
Sky Subscribers Services Limited	England and Wales	3 ordinary shares of £1 each (100%)	The provision of ancillary functions supporting the pay television broadcasting operations of the Group
Sky In-Home Service Limited	England and Wales	1,576,000 ordinary shares of £1 each (100%)	The supply, installation and maintenance of satellite television receiving equipment
Hestview Limited	England and Wales	108 ordinary shares of £1 each (100%)	Licensed bookmakers
Sky Interactive Limited	England and Wales	3 ordinary shares of £1 each (100%)	The provision of interactive television services
Sky Ventures Limited	England and Wales	912 ordinary shares of £1 each (100%)	Holding company
British Sky Broadcasting SA	Luxembourg	12,500 ordinary shares of £12 each (100%)	Satellite transponder leasing company
Sky New Media Ventures Limited	England and Wales	12,500 ordinary shares of £1 each (100%)	Holding company
Easynet Group Limited	England and Wales	121,308,490 ordinary shares of £0.04 each (100%)	Provision of Broadband networking services in the UK and Europe
365 Media Group Plc[vi]	England and Wales	151,970,072 ordinary shares of £0.01 each (100%)	Holding company
BSkyB Publications Limited	England and Wales	2 ordinary shares of £1 each (100%)	The supply of magazines
Sky Broadband SA	Luxembourg	310 ordinary shares of £100 each (100%)	Provision of broadband services
Joint ventures and associates			
Nickelodeon UK	England and Wales	104 B Shares of £0.01 each (40%)	The transmission of children's television channels
The History Channel (UK)	England and Wales	50,000 A Shares of £1 each (50%)	The transmission of history and biography television programming
Paramount UK[ii),(iii]	England and Wales	Partnership interest (25%)	The transmission of general entertainment comedy channels
Australian News Channel Pty Limited	Australia	1 Ordinary Share of AUS$1 (33.33%)	The transmission of a news channel
MUTV Limited[iv]	England and Wales	800 B Shares of £1 each (33.33%)	The transmission, production and marketing of the Manchester United football channel
National Geographic Channel[v]	England and Wales	Partnership interest (50%)	The transmission of natural history and adventure channels
Attheraces Holdings Limited[iii]	England and Wales	1,500 Ordinary Shares of £1 each (47.50%), 20 Recoupment Shares of £0.01 each	The transmission of a horse racing channel and related on-line activities
Chelsea Digital Media Limited	England and Wales	42,648 B Shares of £0.01 each (35%) and 7m redeemable preference shares of £1 each	The transmission, production and marketing of the Chelsea Football Club football channel and website
Investments			
ITV	England and Wales	696,046,825 ordinary shares of £0.10 each (17.9%)	The transmission of free-to-air channels

Notes

(i) 50.00001% directly held by British Sky Broadcasting Group plc and 49.99999% held indirectly by BSkyB Investments Limited.

(ii) The registered address of Paramount UK is 180 Oxford Street, London, W1D 1DS.

(iii) These entities accounting reference date is 31 December.

(iv) MUTV Limited accounting reference date is 30 September.

(v) The registered address of National Geographic Channel is Grant Way, Isleworth, Middlesex, TW7 5QD.

(vi) Subsequent to the purchase of 365 Media by the Group, the company changed its accounting reference date from 31 December to 30 June.

Notes to the consolidated financial statements
continued

31. Summary of differences between IFRS and US GAAP

(i) Differences giving rise to accounting adjustments

The Group's accounts are prepared in accordance with IFRS, which differs in certain respects from US GAAP.

The following is a summary of the significant adjustments to operating income, net income, shareholders' equity and certain other balance sheet items required when reconciling such amounts recorded in the accounts to the corresponding amounts in accordance with US GAAP.

	Year ended 30 June 2007 £m	Year ended 30 June 2006 £m	Year ended 30 June 2005 £m
	(Except per share data)		
Operating income:			
Operating profit under IFRS	815	877	822
Adjustments:			
Employee stock-based compensation[2]	(7)	1	20
Derivative accounting[3]	(6)	(2)	-
Capitalised interest[4]	(4)	(3)	(2)
Operating income under US GAAP	798	873	840
Net income:			
Profit for the year under IFRS	499	551	578
Adjustments:			
Goodwill[1]	-	-	(23)
Employee stock-based compensation[2]	(7)	1	20
Derivative accounting[3]	(11)	(8)	(2)
Capitalised interest[4]	(3)	4	11
Pre-consolidation results[5]	-	(2)	-
Deferred taxation[6]	1	5	(7)
Net income under US GAAP	479	551	577
Basic earnings per share under US GAAP[8]	27.3p	30.2p	30.2p
Diluted earnings per share under US GAAP[8]	27.1p	30.1p	30.1p

	As at 30 June 2007 £m	As at 30 June 2006 £m
Shareholders' equity:		
Capital and reserves under IFRS	47	121
Adjustments:		
Goodwill[1]	614	616
Employee stock-based compensation[2]	(52)	7
Capitalised interest[4]	21	24
Deferred taxation[6]	(14)	(9)
Shareholders' equity under US GAAP	616	759
Total assets:		
Under IFRS	3,920	3,787
Adjustments:		
Goodwill[1]	614	602
Capitalised interest[4]	21	24
Deferred taxation[6]	(14)	(9)
Debt issue costs[7]	19	15
Under US GAAP	4,560	4,419
Total liabilities:		
Under IFRS	3,873	3,666
Adjustments:		
Current tax liabilities[1]	-	(14)
Employee stock-based compensation[2]	52	(7)
Debt issue costs[7]	19	15
Under US GAAP	3,944	3,660

Notes

(1) Goodwill

Under IFRS, for those business combinations that occurred prior to the IFRS Transition Date, goodwill has been included at its deemed cost, as permitted by IFRS 1. Deemed cost represents the carrying value of the goodwill under the Group's UK GAAP accounting policies on the IFRS Transition Date. Goodwill is stated at cost less any impairment losses and is tested at least annually for impairment.

Under US GAAP, the Group adopted SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142") from 1 July 2002. As is the case under IFRS, SFAS No. 142 does not presume that goodwill is a wasting asset that should be amortised on a straight-line basis over its estimated useful life; instead, it must be tested for impairment on an annual basis and whenever indicators of impairment arise. Upon adoption of SFAS No. 142, the Group ceased the amortisation of goodwill with a net carrying value of £1,084 million.

For US GAAP reporting purposes, the latest annual impairment test was completed during the current year. The fair value measurements were compared to the carrying amounts of each reporting unit and it was determined that goodwill was not impaired.

Subsidiaries

Sky Television Limited

Goodwill of £492 million arising on the acquisition of Sky Television Limited on 3 November 1990 was being amortised under US GAAP on a straight-line basis over 40 years. From 1 July 2002, no further amortisation has been recorded under US GAAP following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £309 million. Prior to the adoption of IFRS, under UK GAAP, the goodwill arising on the acquisition of Sky Television Limited was eliminated against reserves. Goodwill written off to reserves under UK GAAP is not reinstated on transition to IFRS, as required by IFRS 1, leading to an increase in total assets under US GAAP compared to IFRS of £309 million.

British Interactive Broadcasting ("BiB")

The Group completed the acquisition of a 67.5% interest in BiB during fiscal 2001. Under IFRS, the goodwill arising on the acquisition has been included at its deemed cost of £302 million, representing its carrying value under UK GAAP at the IFRS Transition Date. Under US GAAP, the goodwill arising on acquisition was £664 million. No amortisation has been charged from 1 July 2002 following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £560 million.

During fiscal 2003, under US GAAP, the Group recognised a deferred tax asset of £24 million in respect of BiB tax losses carried forward. The tax benefits of BiB's tax losses carried forward that were not recognised at the acquisition date of £21 million were applied to reduce goodwill relating to the acquisition. This reduced the goodwill balance under US GAAP to £539 million, resulting in a goodwill balance which is currently £237 million higher than that under IFRS.

Sports Internet Group ("SIG")
The Group completed the acquisition of SIG on 12 July 2000. Under IFRS, the goodwill arising on the acquisition has been included at its deemed cost at the IFRS Transition Date of £112 million. Under US GAAP, goodwill of £272 million was being amortised on a straight-line basis over seven years. From 1 July 2002, no further amortisation has been recorded following the adoption of SFAS No. 142. The goodwill balance under US GAAP at that date was £189 million.

During fiscal 2003, under US GAAP, the Group recorded an impairment charge of £5 million against goodwill which arose on the acquisition of BSkyB Sports Holdings Limited (formerly Opta Index Limited), a subsidiary of SIG. This reduced the goodwill balance under US GAAP to £184 million, resulting in a goodwill balance which is currently £72 million higher than that under IFRS.

Easynet Group Limited
The Group finalised the initial accounting for the purchase of Easynet Group Limited during the year. In the Group's 2006 Annual Report, under both IFRS and US GAAP, goodwill was provisionally determined at £202 million. Following the completion of the assessment of the recoverability of unprovided tax contingencies existing at the purchase date, the Group has now increased goodwill and current tax liabilities by £14 million. Under IFRS, comparative information presented for the periods before the purchase price allocation is complete should be adjusted as if the purchase accounting had been completed on the purchase date. Under US GAAP, the previously published financial information is not adjusted as a result of finalising the purchase price allocation. Instead, the effects of the change are accounted for prospectively, resulting in goodwill and current tax liability balances being £14 million lower than under IFRS as at 30 June 2006.

In addition, there is £3 million of goodwill under IFRS, which has a carrying value of nil under US GAAP, which has arisen on certain other acquisitions. Additionally, goodwill on certain acquisitions is £2 million lower under US GAAP than under IFRS, arising when investments previously accounted for using other than the equity method became qualified for consolidation.

Joint ventures
On 1 November 2004, the Group sold its 49.5% investment in GSB, realising a profit on disposal under IFRS of £9 million. This was included as an item below operating profit. Prior to the adoption of IFRS, under UK GAAP, the goodwill arising on the acquisition of an additional 9.5% interest in GSB in March 1998 was eliminated against reserves. Goodwill written off to reserves under UK GAAP is not included in determining any subsequent gain or loss on disposal under IFRS, as required by IFRS 1. Under US GAAP, the carrying value of the goodwill at the time of the disposal was £23 million, which resulted in a loss on disposal of £14 million.

Under US GAAP, £1 million of goodwill has arisen on the purchase of certain other joint ventures and associates. No amortisation charge is being recognised. Under IFRS, the deemed cost of this goodwill at the IFRS Transition Date was nil.

(2) Employee stock-based compensation
Under IFRS, the Group recognises an expense for all equity-settled share options and awards based on fair values, measured at the date of grant using appropriate option-pricing models, taking into account the terms and conditions upon which the awards are granted. The expense is recognised over the period during which employees become unconditionally entitled to the awards, adjusted for the Group's estimate of the number of awards which will lapse, either due to employees leaving the Group prior to vesting or due to non-market based performance conditions not being met. It is the Group's current intention to use market-purchased shares to satisfy the future exercise of share awards.

Under US GAAP, prior to 1 July 2005, the Group accounted for the cost of options and awards in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25"). For performance-related options deemed to be variable plans under APB No. 25, compensation expense was measured as the difference between the quoted market price and the exercise price at the date when the number of shares that would vest and the exercise price was known ("the measurement date"); the cost was recognised over the period the employee performed the related services. Since the ultimate compensation was unknown until the performance conditions were satisfied, estimates of compensation expense were recorded before the measurement date based on the quoted market price of the common shares at the intervening dates, in situations where it was probable that the performance conditions would be attained. Options that vested conditional only on continued employment over the life of the options were deemed to be fixed plans under APB No. 25, with the excess of the market price over the exercise price on the date of grant being charged against income over the vesting period of the options.

Under US GAAP, following the adoption of SFAS No. 123 (revised 2004) "Share-Based Payment" ("SFAS No. 123R"), from 1 July 2005, the accounting for share options and awards has changed. SFAS No. 123R requires the recognition of an expense for all share options and awards granted to employees, based on the fair value at the grant date of those awards, as estimated using appropriate option-pricing models. The Group has elected to follow the alternative transition method described in FASB Staff Position FAS No. 123R-3 in accounting for the tax effects of share options and awards.

Under IFRS, in accordance with the transition provisions in IFRS 1 and IFRS 2, an expense has only been recognised in respect of options and awards granted after 7 November 2002, that had not vested by 1 January 2005. Under US GAAP, the Group adopted SFAS No. 123R using the modified prospective application transition method and was therefore required to recognise an expense in respect of the portion of any requisite vesting period which had not been completed for all options and awards at 1 July 2005, regardless of the original date of grant of those awards. Furthermore, under IFRS, the Group is required to recognise compensation cost for awards with graded vesting on an accelerated basis, as though each separately vesting portion of the award is a separate award. Under US GAAP, the Group is required to recognise compensation cost under SFAS No. 123R using the attribution method that was used under SFAS No. 123 "Accounting for Stock-based Compensation" ("SFAS No. 123"). Under SFAS No. 123, the Group recognised compensation cost for such awards using a straight-line method, and is therefore required to continue to follow that same recognition method for the unvested portion of these awards after adopting SFAS No. 123R. The extra US GAAP charge for the year in respect of these differences amounts to £2 million (2006: £1 million), as the charge recognised was greater than that recognised during the year under IFRS. The total tax benefit recognised under US GAAP relating to stock-based compensation was £11 million (2006: £8 million) and the tax benefit recognised in respect of options exercised during the year was £4 million (2006: £3 million), of which £2 million (2006: nil) was recorded to additional paid-in capital, relating to excess tax benefits.

Certain of the Company's equity-settled share option and award schemes contain inflation-indexed earnings growth performance conditions. Under IFRS, these are accounted for under the equity method, resulting in the recognition of an expense based on fair values measured at the date of grant. Under US GAAP, SFAS No. 123R requires that awards with inflation-indexed performance conditions be accounted for under the liability method. The liability method requires a liability to be recorded in the balance sheet in respect of those awards, whereas no liability is required under the equity method. In addition, in calculating the expense for these share options and awards under the liability method the fair value of each award must be remeasured at each reporting date until vesting, rather than using the grant date fair value as required by the equity method. The effect of these adjustments was to increase liabilities by £62 million and increase expenses during the year by £8 million, compared to that recorded under IFRS.

As the Group adopted SFAS No. 123R using the modified prospective application transition method, prior periods have not been restated. The effect of adopting SFAS No. 123R was to reduce income before taxation for the year ended 30 June 2006 by £10 million, compared to that which would have arisen if share options and awards had been accounted for in accordance with APB No. 25, to reduce net income for the year by £5 million, and to reduce basic and diluted earnings per share by 0.3 pence. Had compensation expense for share options been determined in accordance with SFAS No.

Notes to the consolidated financial statements
continued

31. Summary of differences between IFRS and US GAAP (continued)
123 for periods prior to 1 July 2005, the Group's net income and earnings per share would have been reduced to the pro-forma amounts shown below:

	Year ended 30 June 2005 £m
Net income under US GAAP:	
As reported	577
Add: APB No. 25 stock-based employee compensation expense included in reported net income	5
Related tax effects	(1)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(31)
Related tax effects	9
Pro-forma	559
Earnings per share under US GAAP:	
Basic – as reported	30.2p
Basic – pro-forma	29.3p
Diluted – as reported	30.1p
Diluted – pro-forma	29.2p

Under IFRS, employer's National Insurance is accrued over the vesting period of the share options. Under US GAAP, EITF 00-16 "Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation" requires the accrual for National Insurance to be recognised on the date of the event triggering the measurement and payment of tax to the tax authority (i.e. the exercise date of the share options). The additional US GAAP credit arising for the year amounts to £3 million (2006: £2 million; 2005: £1 million), as the National Insurance paid was less than that accrued during the year under IFRS. The cumulative balance sheet effect of this adjustment at 30 June 2007 was a decrease in the accrual under IFRS for employer's National Insurance of £10 million (2006: £7 million).

(3) Derivative accounting
Under both IFRS and US GAAP, the Group is required to recognise its derivative financial instruments on the balance sheet at fair value from inception of the contract, with changes in fair value being recognised in the income statement. The fair value of derivative instruments is determined based on discounted present value techniques or valuations prepared by banks.

Under IFRS, where derivatives are designated as part of a cash flow hedging relationship for accounting purposes, the portion of the gain or loss on hedging instrument (i.e. the change in its fair value) that is determined to be effective is initially recognised through equity in a hedging reserve up until the point at which the associated creditor is recognised on the balance sheet. From this point onwards, all movements are taken to the income statement until the derivative financial instrument reaches maturity. The amount stored in the hedging reserve at the point that the creditor is recognised on the balance sheet is amortised over the stock amortisation period.

Under US GAAP, the movements in the fair value of derivative financial instruments which relate to forward points are stored in other comprehensive income ("OCI") over the entire life of the instrument and will net to zero on maturity. Movements relating to spot rates are also stored in OCI until the creditor is recognised on the balance sheet. From this point onwards, all movements relating to spot rates are taken to the income statement until the derivative financial instrument reaches maturity. The amount stored in OCI is amortised on a pro-rata basis over the stock amortisation period and the time during which the creditor is on the balance sheet.

Under US GAAP, a number of the Group's cross-currency swaps which convert fixed US dollar interest payments into fixed sterling interest payments were not designated as cash flow hedges until after their inception. Accordingly, the fair value of these swaps at the date of designation results in hedge ineffectiveness, which is recorded directly in the income statement. Under IFRS, as permitted by the IFRS 1 transition rules, there is no ineffectiveness arising, as hedge accounting is deemed to have been achieved from their inception.

The estimated net amount of existing losses which are included in OCI at 30 June 2007 that is expected to be reclassified into earnings within the next twelve months is £29 million, net of tax (2006: £11 million).

During the current year, under US GAAP, the Group recognised a loss in the income statement of £5 million due to hedge ineffectiveness (2006: £6 million).

(4) Capitalised interest
Under IFRS, the capitalisation of interest is not required, and the Group expenses interest charges to the income statement in the period in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of major capital assets are required to be capitalised and amortised over the estimated useful life of the assets concerned.

Cumulative capitalised interest on assets under construction (net of amortisation) at 30 June 2007 amounted to £21 million (2006: £24 million). During the year, interest of £1 million (2006: £7 million; 2005: £13 million) was capitalised in respect of assets under construction, and amortisation of £4 million (2006: £3 million; 2005: £2 million) was charged in respect of capitalised interest on assets in use.

(5) Pre-consolidation results
On 21 October 2005, the Group made a recommended cash offer for the entire issued and to be issued share capital of Easynet. On 6 January 2006, the offer was declared unconditional in all respects, and this is considered to be the acquisition date. Under IFRS, the Group's ownership interest in Easynet shares up until the date of acquisition was treated as an available-for-sale investment.

Under US GAAP, the Group has applied the requirements of Accounting Principles Board Opinion No. 18 "The equity method of accounting for investments in common stock", which require that when an investment previously accounted for using other than the equity method becomes qualified for consolidation, an investor's retained earnings and results of operations should be adjusted retrospectively to adopt the equity method for its ownership interest in previous periods. Accordingly, under US GAAP, the Group's share of Easynet's net loss for the period to 6 January 2006 of £2 million has been included within net income.

(6) Deferred taxation
Under IFRS, IAS 12 "Income taxes" ("IAS 12") requires that deferred tax assets and liabilities are recognised using the balance sheet liability method, providing for temporary differences between the carrying value of assets and liabilities and their corresponding tax bases. A deferred tax asset is only recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Under US GAAP, SFAS No. 109 "Accounting for Income Taxes" ("SFAS No. 109") requires that deferred income taxes reflect the net tax effects of temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases). A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realised.

The net deferred tax asset recognised under IFRS and US GAAP primarily differs in respect of deferred tax on IFRS to US GAAP adjustments.

The standard rate of corporation tax is changing from 30% to 28% in the UK with effect from 1 April 2008. This change has been substantially enacted but not legally enacted. Although the Finance Bill has been passed, Royal Assent has not been given. This means that the rate change is effective for IFRS purposes, but not for US GAAP.

A further difference arises in relation to the recognition of deferred tax assets in respect of employee stock-based compensation expense. Under IFRS, the deferred tax asset is based on the compensation expense recognised in the income statement, but is adjusted to reflect the Group's estimate of the actual future tax deduction which will arise, based on the Group's share price at the balance sheet date. Under US GAAP, the deferred tax asset is also based on the compensation expense recognised in the income statement, however, no consideration is given to the ultimate tax deduction to be received prior to the exercise date. Therefore, under US GAAP, the effects of subsequent movements in share price are not reflected in accounting for the deferred tax asset, until the related compensation cost is recognised for tax purposes.

Under IFRS, at 30 June 2007, there is a deferred tax asset of £54 million (2006: £100 million).

The net deferred tax asset under US GAAP comprises the following:

	2007 Gross asset £m	2007 Valuation allowance[iv] £m	2007 Net asset (liability) £m	2006 Gross asset (liability) £m	2006 Valuation allowance[iv] £m	2006 Net asset (liability) £m
Fixed asset temporary differences	10	(19)	(9)	45	(19)	26
Tax losses[i]	167	(152)	15	154	(121)	33
Fixed asset investments and capital disposals[ii]	447	(447)	-	354	(354)	-
Short-term temporary differences	-	-	-	(2)	-	(2)
Share-based payment temporary differences	23	-	23	12	-	12
Financial instrument temporary differences[iii]	11	-	11	22	-	22
	658	(618)	40	585	(494)	91

(i) At 30 June 2007, there is a valuation allowance of £102 million (2006: £89 million) against a deferred tax asset in respect of overseas trading losses, including £75 million (2006: £64 million) with respect to the Group's German holding companies of KirchPayTV and £27 million (2006: £25 million) with respect to the Group's holdings in Easynet's European subsidiaries, on the basis that these temporary differences are not more likely than not to be realised. There is also a valuation allowance of £50 million (2006: £32 million) against a deferred tax asset arising from UK losses in the Group. These losses can be offset only against taxable profits generated in the entities concerned. There is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law. Under US GAAP, the subsequent recognition of tax benefits relating to £77 million (2006: £57 million) of the deferred tax asset arising from losses in the Group will be allocated to reduce goodwill, then intangible assets arising on previously acquired entities.

(ii) At 30 June 2007, there is a valuation allowance of £420 million (2006: £330 million) against a deferred tax asset in respect of potential capital losses related to the Group's holding of KirchPayTV on the basis that these temporary differences are not more likely than not to be realised. There is also a valuation allowance of £27 million (2006: £24 million) against a deferred tax asset in respect of realised and unrealised capital losses in respect of football club and other investments, on the basis that it is more likely than not that they will not be realised. The UK losses are available to be carried forward indefinitely under current law.

(iii) During the current year, the deferred tax asset relating to financial instruments decreased by £15 million (2006: increased by £14 million) through OCI.

(iv) The current period charge to the income statement in respect of these valuation allowances was nil (2006: £3 million; 2005: credit of £3 million).

The US GAAP tax charge, which relates to UK corporation tax and Luxembourg trading losses, comprises:

	2007 %	2006 %	2005 %
UK corporation tax rate	30.0	30.0	30.0
Permanent differences	1.3	1.7	(0.2)
Loss on disposals of investments, net	-	-	0.5
Joint venture profits	(0.2)	(0.2)	(0.1)
Valuation allowance	-	0.4	0.2
Charges (credits) relating to prior periods	0.6	(0.8)	(3.1)
Other	0.2	(0.6)	(0.1)
US GAAP income tax charge	31.9	30.5	27.2

(7) Debt issue costs

Under IFRS, borrowings are recorded at the proceeds received, net of direct issue costs.

Under US GAAP, the Group has applied the requirements of Accounting Principles Board Opinion No. 21 "Interest on Receivables and Payables", which require that direct issue costs should be reported in the balance sheet as deferred charges, within assets.

Notes to the consolidated financial statements
continued

31. Summary of differences between IFRS and US GAAP (continued)
(8) Per share data
The equivalent earnings per American Depositary Share ("ADS") outstanding are as follows:

	2007	2006	2005
Basic earnings per ADS under US GAAP	109.2p	120.8p	120.8p
Diluted earnings per ADS under US GAAP	108.4p	120.4p	120.4p

Each ADS represents four ordinary shares.

(9) Consolidated Balance Sheets
Under IFRS, deferred tax assets are classified within "non-current assets", as required by IAS 1. Under US GAAP, deferred tax assets are classified within "other current assets" or "other non-current assets".

Under IFRS, a merger reserve is included as part of capital and reserves, relating to the amount by which the fair value of the BSkyB shares issued on acquisition of SIG and the remaining 19.9% of BiB exceeded their nominal value (for further details see note 24). Under US GAAP, this amount is recorded within additional-paid-in-capital.

Under IFRS, a special reserve and a capital redemption reserve is included as part of capital and reserves (for further details see note 24). Under US GAAP, the balances held in these special reserves are recorded within additional-paid-in-capital.

Under US GAAP, the ESOP reserve represents all shares held in treasury by the Group.

(10) Shareholders' equity under US GAAP

	2007 £m	2006 £m	2005 £m
Beginning of the year	759	818	812
Dividends	(233)	(191)	(140)
Purchase of own shares for cancellation	(214)	(408)	(416)
Share-based payments (net of tax)	(30)	14	(2)
Shares (repurchased) disposed of by the Group	(29)	7	(2)
Comprehensive income:			
Profit for the financial year	479	551	577
Cash flow hedges (net of tax)	35	(32)	(11)
Loss on available-for-sale investments	(151)	-	-
Total comprehensive income	363	519	566
End of the year	616	759	818

(ii) Additional US GAAP Disclosures
(a) Accounting standards revised but not adopted
SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments"
In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments" ("SFAS No. 155"). This standard simplifies the accounting for certain hybrid financial instruments, eliminates certain interim guidance relating to securitised financial assets, and eliminates certain restrictions on qualifying special-purpose entities. The standard is effective for all financial instruments acquired or issued in any fiscal year beginning after 15 September 2006, and will therefore be adopted by the Group from 1 July 2007. The adoption of SFAS No. 155 is not expected to have a material impact on the Group results of operations or its financial position.

SFAS No. 156 "Accounting for Servicing of Financial Assets"
In March 2006, the FASB issued SFAS No. 156 "Accounting for Servicing of Financial Assets" ("SFAS No. 156"). This standard addresses the recognition of separately recognised servicing assets and liabilities arising each time an entity undertakes an obligation to service a financial asset. The standard is effective for fiscal years beginning after 15 September 2006, and will therefore be adopted by the Group from 1 July 2007. The adoption of SFAS No. 156 is not expected to have a material impact on the Group results of operations or its financial position.

SFAS No 157 "Fair Value Measurements"
In September 2006, the FASB issued SFAS No. 157 "Fair. Value Measurements" ("SFAS No. 157"). This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard does not require any new fair value measurements. It is effective for financial statements issued for fiscal years beginning after 15 November 2007, and will therefore be adopted by the Group from 1 July 2008. The Group is currently assessing SFAS No. 157 and has not yet determined the impact that the adoption of this statement will have on its financial position or results of operations.

SFAS No 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans"
In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"). This standard requires the overfunded or underfunded status of a defined benefit postretirement plan to be recognised as an asset or liability and changes in that funded status to be recognised through comprehensive income in the year in which the changes occur. The standard also requires the funded status of a plan to be measured as of the year end date. The measurement provisions of the standard are effective for fiscal years ending after 15 December 2008, and will therefore be adopted by the Group from 1 July 2008. The Group does not sponsor any defined benefit plans and therefore the adoption of SFAS No. 158 is not expected to have an impact on the Group results of operations or its financial position.

SFAS No 159 "The Fair Value Option for Financial Assets and Financial Liabilities"
In March 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). This standard permits an entity to measure certain financial assets and liabilities at fair value, resulting in unrealised gains and losses being reported on subsequent reporting dates. The new Statement establishes presentation and disclosure requirements to help financial statement users understand the effect of the entity's election on its earnings, but does not eliminate disclosure requirements of other accounting standards. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after 15 November 2007, and will therefore be adopted by the Group from 1 July 2008. The Group is currently assessing SFAS No. 159 and has not yet determined the impact that the adoption of this statement will have on its financial position or results of operations.

FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes"
In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. The evaluation of a tax position under FIN 48 is a two-step process. The first step is recognition: tax positions taken or expected to be taken in a tax return should be recognised only if those positions are more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, it should be presumed that the position will be examined by the relevant taxing authority that would have full knowledge of all relevant information. The second step is measurement: tax positions that meet the recognition criteria are measured at the largest amount of benefit that is greater than 50 percent likely of being recognised upon ultimate settlement.

FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after 15 December 2006 and is therefore effective for the Group from 1 July 2007. The Group is currently assessing FIN 48 and has not yet determined the impact that the adoption of this interpretation will have on its financial position or results of operations.

(iii) SEC comments Letter
In a letter dated 14 June 2007, the Staff of the SEC provided certain comments on our Annual Report on Form 20-F for the year ended 30 June 2006. The Company responded to the Staff's comments in a letter dated 6 July 2007. As of the date of the filing of this Annual Report, the Staff continues to review the Company's responses.

32. Guarantor statements

Supplemental condensed consolidating balance sheet as at 30 June 2007

	Company only £m	Guarantor subsidiaries £m	Non-guarantor subsidiaries £m	Consolidation adjustments £m	Group and subsidiaries £m
Non-current assets					
Goodwill	–	–	741	–	741
Intangible assets	–	191	70	–	261
Property, plant and equipment	23	395	243	9	670
Investments in subsidiary undertakings under the equity method	1,336	754	108	(2,198)	–
Investments in joint ventures and associates	–	–	34	–	34
Available-for-sale investments	–	2	795	–	797
Deferred tax assets	–	11	43	–	54
Derivative financial assets	89	–	–	(89)	–
	1,448	1,353	2,034	(2,278)	2,557
Current assets					
Inventories	–	291	93	–	384
Trade and other receivables	299	4,058	4,130	(7,963)	524
Short-term deposits	–	–	15	–	15
Cash and cash equivalents	–	211	224	–	435
Derivative financial assets	–	5	–	–	5
	299	4,565	4,462	(7,963)	1,363
Total assets	1,747	5,918	6,496	(10,241)	3,920
Current liabilities					
Borrowings	–	–	16	–	16
Trade and other payables	424	4,669	4,268	(8,066)	1,295
Current tax liabilities	–	144	–	–	144
Provisions	–	4	4	–	8
Derivative financial liabilities	–	36	–	–	36
	424	4,853	4,288	(8,066)	1,499
Non-current liabilities					
Borrowings	1,018	1,223	60	(287)	2,014
Other payables	–	28	87	(31)	84
Provisions	–	6	12	–	18
Derivative financial liabilities	258	89	–	(89)	258
	1,276	1,346	159	(407)	2,374
Total liabilities	1,700	6,199	4,447	(8,473)	3,873
Shareholders' equity	47	(281)	2,049	(1,768)	47
Total liabilities and shareholders' equity	1,747	5,918	6,496	(10,241)	3,920
Reconciliation to US GAAP:					
Shareholders' equity under IFRS	47	(281)	2,049	(1,768)	47
Adjustments:					
Goodwill	614	–	614	(614)	614
Employee stock-based compensation	(52)	(52)	–	52	(52)
Capitalised interest	21	21	–	(21)	21
Deferred taxation	(14)	(14)	–	14	(14)
Capital and reserves under US GAAP	616	(326)	2,663	(2,337)	616

See notes to supplemental guarantor statements

32. Guarantor statements (continued)

Supplemental condensed consolidating balance sheet as at 30 June 2006

	Company only £m	Guarantor subsidiaries £m	Non-guarantor subsidiaries £m	Consolidation adjustments £m	Group and subsidiaries £m
Non-current assets					
Goodwill	-	-	637	-	637
Intangible assets	-	181	37	-	218
Property, plant and equipment	23	354	133	9	519
Investments in subsidiary undertakings under the equity method	893	759	27	(1,679)	-
Investments in joint ventures and associates	-	-	28	-	28
Available-for-sale investments	1	1	-	-	2
Deferred tax assets	40	28	32	-	100
Derivative financial assets	76	-	-	(76)	-
	1,033	1,323	894	(1,746)	1,504
Current assets					
Inventories	-	277	47	-	324
Trade and other receivables	1,406	2,075	1,869	(4,861)	489
Short-term deposits	-	297	350	-	647
Cash and cash equivalents	-	785	31	-	816
Derivative financial assets	1	6	-	-	7
	1,407	3,440	2,297	(4,861)	2,283
Total assets	2,440	4,763	3,191	(6,607)	3,787
Current liabilities					
Borrowings	162	1	-	-	163
Trade and other payables	1,144	3,418	1,635	(4,950)	1,247
Current tax liabilities	-	68	14	-	82
Provisions	-	1	5	-	6
Derivative financial liabilities	28	21	-	-	49
	1,334	3,509	1,654	(4,950)	1,547
Non-current liabilities					
Borrowings	776	1,225	122	(298)	1,825
Other payables	-	15	15	36	66
Provisions	-	7	12	-	19
Derivative financial liabilities	209	76	-	(76)	209
	985	1,323	149	(338)	2,119
Total liabilities	2,319	4,832	1,803	(5,288)	3,666
Shareholders' equity	121	(69)	1,388	(1,319)	121
Total liabilities and shareholders' equity	2,440	4,763	3,191	(6,607)	3,787
Reconciliation to US GAAP:					
Shareholders' equity under IFRS	121	(69)	1,388	(1,319)	121
Adjustments:					
Goodwill	616	-	616	(616)	616
Employee stock-based compensation	7	7	-	(7)	7
Capitalised interest	24	24	-	(24)	24
Deferred taxation	(9)	(9)	-	9	(9)
Capital and reserves under US GAAP	759	(47)	2,004	(1,957)	759

See notes to supplemental guarantor statements

Supplemental condensed consolidating statement of operations for the year ended 30 June 2007

	Company only £m	Guarantor subsidiaries £m	Non-guarantor subsidiaries £m	Consolidation adjustments £m	Group and subsidiaries £m
Revenue	132	4,183	1,068	(832)	4,551
Operating expense	(1)	(3,516)	(1,048)	829	(3,736)
Operating profit	131	667	20	(3)	815
Share of results of joint ventures and associates	-	-	12	-	12
Share of (losses) profits of subsidiary undertakings	(122)	(13)	43	92	-
Investment income	614	101	90	(759)	46
Finance costs	(91)	(143)	(86)	171	(149)
Profit before tax	532	612	79	(499)	724
Taxation	(33)	(203)	11	-	(225)
Profit for the year	499	409	90	(499)	499
Reconciliation to US GAAP:					
Profit for the year under IFRS	499	409	90	(499)	499
Adjustments:					
Employee stock based compensation	(7)	(7)	-	7	(7)
Derivative accounting	(11)	(6)	-	6	(11)
Capitalised interest	(3)	(3)	-	3	(3)
Deferred taxation	1	(1)	-	1	1
Net income under US GAAP	479	392	90	(482)	479

See notes to supplemental guarantor statements

Supplemental condensed consolidating statement of operations for the year ended 30 June 2006

	Company only £m	Guarantor subsidiaries £m	Non-guarantor subsidiaries £m	Consolidation adjustments £m	Group and subsidiaries £m
Revenue	118	3,841	785	(596)	4,148
Operating expense	(1)	(3,129)	(735)	594	(3,271)
Operating profit	117	712	50	(2)	877
Share of results of joint ventures and associates	-	-	12	-	12
Share of (losses) profits of subsidiary undertakings	(464)	24	17	423	-
Investment income	1,021	56	35	(1,060)	52
Finance costs	(88)	(116)	(36)	97	(143)
Profit on disposal of investment	-	2	-	(2)	-
Profit before tax	586	678	78	(544)	798
Taxation	(35)	(152)	(60)	-	(247)
Profit for the year	551	526	18	(544)	551
Reconciliation to US GAAP:					
Profit for the period under IFRS	551	526	18	(544)	551
Adjustments:					
Employee stock based compensation	1	1	-	(1)	1
Derivative accounting	(8)	(2)	-	2	(8)
Capitalised interest	4	4	-	(4)	4
Pre-consolidation results	(2)	-	(2)	2	(2)
Deferred taxation	5	3	-	(3)	5
Net income under US GAAP	551	532	16	(548)	551

See notes to supplemental guarantor statements

32. Guarantor statements (continued)

Supplemental condensed consolidating statement of operations for the year ended 30 June 2005

	Company only £m	Guarantor subsidiaries £m	Non-guarantor subsidiaries £m	Consolidation adjustments £m	Group and subsidiaries £m
Revenue	116	3,680	606	(560)	3,842
Operating expense	(1)	(3,023)	(557)	561	(3,020)
Operating profit	115	657	49	1	822
Share of results of joint ventures and associates	–	–	14	–	14
Share of (losses) profits of subsidiary undertakings	(254)	46	–	208	–
Investment income	836	74	88	(969)	29
Finance costs	(84)	(56)	(13)	66	(87)
Amounts written back to equity investments	–	130	–	(130)	–
Profit on disposal of joint venture	–	–	9	–	9
Profit before tax	613	851	147	(824)	787
Taxation	(35)	(157)	(17)	–	(209)
Profit for the year	578	694	130	(824)	578
Reconciliation to US GAAP:					
Profit for the period under IFRS	578	694	130	(824)	578
Adjustments:					
Goodwill	(23)	–	(23)	23	(23)
Employee stock-based compensation	20	20	–	(20)	20
Derivative accounting	(2)	–	–	–	(2)
Capitalised interest	11	11	–	(11)	11
Deferred taxation	(7)	(7)	–	7	(7)
Net income under US GAAP	577	718	107	(825)	577

See notes to supplemental guarantor statements

Supplemental condensed consolidating statements of cash flow for the year ended 30 June 2007

	Company only £m	Guarantor subsidiaries £m	Non-guarantor subsidiaries £m	Consolidation adjustments £m	Group and subsidiaries £m
Cash flows from operating activities					
Cash generated from (utilised in) operations	–	1,127	(36)	(84)	1,007
Interest received	–	27	19	–	46
Taxation paid	–	(128)	–	–	(128)
Net cash from (used in) operating activities	–	1,026	(17)	(84)	925
Cash flows from investing activities					
Dividends received from joint ventures and associates	–	9	–	–	9
Net funding to joint ventures and associates	–	(3)	–	–	(3)
Purchase of property, plant and equipment	–	(136)	(156)	–	(292)
Purchase of intangible assets	–	(42)	(22)	–	(64)
Purchase of available-for-sale investments	–	(947)	–	–	(947)
Purchase of subsidiary (net of cash and cash equivalents purchased)	–	(104)	–	–	(104)
Decrease in short-term deposits	–	298	334	–	632
Net cash (used in) from investing activities	–	(925)	156	–	(769)
Cash flows from financing activities					
Proceeds from borrowings	–	295	–	–	295
Repayment of borrowings	–	(189)	(3)	–	(192)
Proceeds from disposal of shares in ESOP	37	–	–	–	37
Purchase of own shares for ESOP	–	(76)	–	–	(76)
Purchase of own shares for cancellation	(16)	(198)	–	–	(214)
Interest paid	–	(146)	(8)	–	(154)
Dividends paid to shareholders	–	(233)	–	–	(233)
Loans (to) from Group companies	(21)	(128)	65	84	–
Net cash (used in) from financing activities	–	(675)	54	84	(537)
Effect of foreign exchange rate movements	–	–	–	–	–
Net (decrease) increase in cash and cash equivalents	–	(574)	193	–	(381)
Cash and cash equivalents at the beginning of the year	–	785	31	–	816
Cash and cash equivalents at the end of the year	–	211	224	–	435

See notes to supplemental guarantor statements

Supplemental condensed consolidating statements of cash flow for the year ended 30 June 2006

	Company only £m	Guarantor subsidiaries £m	Non-guarantor subsidiaries £m	Consolidation adjustments £m	Group and subsidiaries £m
Cash flows from operating activities					
Cash generated from operations	32	746	133	93	1,004
Interest received	–	31	12	–	43
Taxation paid	–	(172)	–	–	(172)
Net cash from operating activities	32	605	145	93	875
Cash flows from investing activities					
Dividends received from joint ventures and associates	–	–	7	–	7
Net funding to joint ventures and associates	–	–	(2)	–	(2)
Purchase of property, plant and equipment	–	(135)	(34)	–	(169)
Purchase of intangible assets	–	(38)	(5)	–	(43)
Purchase of subsidiary, net of cash and cash equivalents purchased	–	(350)	141	–	(209)
Increase in short-term deposits	–	(297)	(156)	–	(453)
Net cash used in investing activities	–	(820)	(49)	–	(869)
Cash flows from financing activities					
Proceeds from issue of Guaranteed Notes	–	397	617	–	1,014
Proceeds from disposal of shares in ESOP	13	–	–	–	13
Purchase of own shares for ESOP	–	(17)	–	–	(17)
Purchase of own shares for cancellation	(406)	(2)	–	–	(408)
Interest paid	–	(100)	(5)	–	(105)
Dividends paid to shareholders	–	(191)	–	–	(191)
Loans from (to) Group companies	335	558	(800)	(93)	–
Net cash (used in) from financing activities	(58)	645	(188)	(93)	306
Effect of foreign exchange rate movements	–	1	–	–	1
Net (decrease) increase in cash and cash equivalents	(26)	431	(92)	–	313
Cash and cash equivalents at the beginning of the year	26	354	123	–	503
Cash and cash equivalents at the end of the year	–	785	31	–	816

See notes to supplemental guarantor statements

Supplemental condensed consolidating statements of cash flow for the year ended 30 June 2005

	Company only £m	Guarantor subsidiaries £m	Non-guarantor subsidiaries £m	Consolidation adjustments £m	Group and subsidiaries £m
Cash flows from operating activities					
Cash generated from operations	114	795	72	8	989
Interest received	4	18	6	–	28
Taxation paid	–	(103)	–	–	(103)
Net cash from operating activities	118	710	78	8	914
Cash flows from investing activities					
Dividends received from joint ventures and associates	–	–	12	–	12
Net funding from joint ventures and associates	–	–	4	–	4
Proceeds from the sale of a joint venture	–	–	14	–	14
Proceeds from the sale of equity investments	–	–	1	–	1
Purchase of property, plant and equipment	–	(135)	(14)	–	(149)
Purchase of intangible assets	–	(87)	(5)	–	(92)
Decrease (increase) in short-term deposits	–	134	(194)	–	(60)
Net cash used in investing activities	–	(88)	(182)	–	(270)
Cash flows from financing activities					
Proceeds from disposal of shares in ESOP	4	–	–	–	4
Purchase of own shares for ESOP	–	(14)	–	–	(14)
Purchase of own shares for cancellation	(57)	(359)	–	–	(416)
Interest paid	–	(91)	–	–	(91)
Dividends paid to shareholders	(75)	(63)	–	–	(138)
Loans (to) from Group companies	(10)	(196)	214	(8)	–
Net cash (used in) from financing activities	(138)	(723)	214	(8)	(655)
Effect of foreign exchange rate movements	–	1	–	–	1
Net (decrease) increase in cash and cash equivalents	(20)	(100)	110	–	(10)
Cash and cash equivalents at the beginning of the year	46	454	13	–	513
Cash and cash equivalents at the end of the year	26	354	123	–	503

See notes to supplemental guarantor statements

32. Guarantor statements (continued)

Notes to supplemental guarantor statements

From time to time, the Company may issue debt securities that are registered with the Securities and Exchange Commission ("SEC"), and which are guaranteed, on a full and unconditional basis, by certain of the Company's subsidiaries. At 30 June 2007, five of the Company's subsidiaries, British Sky Broadcasting Limited ("BSkyB Limited"), Sky Subscribers Services Limited ("SSSL"), BSkyB Investments Limited ("BSkyB Investments"), BSkyB Publications Limited ("BSkyB Publications") and BSkyB Finance UK plc (BSkyB Finance UK"), were joint and several guarantors of the Company's registered debt securities. In February 1999, the Company issued US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999, the Company issued US$650 million and £100 million of bonds repayable in July 2009 at rates of 8.200% and 7.750%, respectively. On 31 January 2007, under the terms of the debt securities' indentures, BSkyB Investments became an acceding guarantor to the Company's registered debt securities. On 3 May 2007, BSkyB Publications and BSkyB Finance UK became acceding guarantors to the Company's registered debt securities. As a result, in the supplemental income statements and supplemental cash flow statements for each of the years in the two years ended 30 June 2006 and 30 June 2005 and in the supplemental balance sheet as at 30 June 2006, BSkyB Investments, BSkyB Publications and BSkyB Finance UK have been transferred from non-guarantor subsidiaries to guarantor subsidiaries.

Supplemental condensed consolidating financial information for the guarantors is prepared in accordance with the Group's IFRS accounting policies applied in the year ended 30 June 2007, as described in note 1, except to the extent that, for the purposes of the supplemental combining presentation of the guarantor statements, investments in subsidiaries are accounted for by their parent company under the equity method of accounting. Under the equity method, earnings of subsidiary undertakings are reflected in the parent company as "share of profits of subsidiary undertakings" in the income statement and as "investments in subsidiary undertakings under the equity method" in the balance sheet, as required by the SEC.

As a result of the early adoption of IFRIC 11 "IFRS 2-Group and Treasury Share Transactions", the Company now includes the Group's ESOP in its separate financial statements, rather than within the Guarantor subsidiaries. Reclassifications have been performed in the supplemental condensed consolidating balance sheets at 30 June 2006 and in the supplemental condensed consolidating income statement for the years ended 30 June 2006 and 30 June 2005 to reflect this change in accounting policy. Within the Company only condensed consolidating balance sheet at 30 June 2006, investments in subsidiary undertakings under the equity method decreased by £36 million, trade and other receivables decreased by £25 million and trade and other payables decreased by £61 million. In the Guarantor subsidiaries' condensed consolidating balance sheet at 30 June 2006, available-for-sale investments decreased by £25 million, trade and other receivables decreased by £36 million and shareholders' equity decreased by £61 million. In the Company only condensed consolidating income statement for the year ended 30 June 2006, investment income increased by £6 million (2005: £7 million) and share of losses of subsidiary undertakings increased by £6 million (2005: £7 million). In the Guarantor subsidiaries' condensed consolidating income statement for the year ended 30 June 2006, operating expense decreased by £12 million (2005: £7 million).

Certain further reclassifications were also performed to improve the presentation of the guarantor statements: (i) A reclassification was performed in the condensed consolidating income statement for the year ended 30 June 2006 to transfer £13 million of guarantor subsidiaries' share of profits of subsidiary undertakings from "Consolidation adjustments" to "Guarantor subsidiaries' share of profits of subsidiaries"; (ii) reclassifications were performed in the condensed consolidating balance sheet at 30 June 2006 to properly reflect the legal form of an investment in subsidiaries previously recorded as a loan to subsidiaries. As a result, within the guarantor subsidiaries' condensed consolidating balance sheet, trade and other receivables decreased and investments in subsidiary undertakings using the equity method increased by £350 million, within the non-guarantor subsidiaries' condensed consolidating balance sheet, trade and other payables decreased and shareholders' equity increased by £350 million. As a further consequence of this change, reclassifications were performed in the condensed consolidating cash flow for the year ended 30 June 2006. As a result, in the guarantor subsidiaries' condensed consolidated statement of cash flow, loans from Group companies increased and purchase of subsidiaries, net of cash and cash equivalents increased by £350 million, in the non-guarantor subsidiaries' condensed consolidated statement of cash flow, loans to Group companies increased and receipt from parent, net of cash and cash equivalents increased by £350 million; and (iii) reclassifications were performed in the condensed consolidating income statements for the year ended 30 June 2006 and 30 June 2005 to consolidate properly certain intra-guarantor revenue and operating expense. As a result, in the year ended 30 June 2006, revenue and operating expense were reduced by £388 million (2005: £297 million) with a corresponding increase in consolidation adjustments.

Separate financial statements of the subsidiary guarantors are not included herein because the Company has determined that such financial statements are not material to investors.

This supplemental financial information should be read in conjunction with the consolidated financial statements.

33. British Sky Broadcasting Group plc Company only financial statements

Company Income Statement for the year ended 30 June 2007

	Notes	2007 £m	Restated 2006 £m
Revenue		132	118
Operating expense		(1)	(1)
Operating profit		131	117
Dividend income from subsidiaries		550	956
Investment income	B	64	65
Finance costs	B	(91)	(88)
Profit before tax	C	654	1,050
Taxation	D	(33)	(35)
Profit for the year		621	1,015

Statement of Recognised Income and Expenses for the Company for the year ended 30 June 2007

	2007 £m	Restated 2006 £m
Profit for the year	621	1,015
Net (expense) income recognised directly in equity		
Cash flow hedges	(47)	(75)
Tax on cash flow hedges	14	23
	(33)	(52)
Less amounts reported in profit for the year		
Losses on cash flow hedges	70	61
Tax on cash flow hedges	(21)	(18)
	49	43
Net losses not recognised in profit for the year	16	(9)
Total recognised income and expense for the year	637	1,006

Company Cash Flow Statement for the year ended 30 June 2007

	Notes	2007 £m	2006 £m
Cash flows from operating activities			
Cash generated from operations	M	-	32
Interest received		-	-
Net cash from operating activities		-	32
Cash flows from financing activities			
Proceeds from third party borrowings		-	-
Proceeds from the exercise of share options		37	13
Purchase of own shares for cancellation		(16)	(406)
Borrowing from (loan to) subsidiaries		(21)	335
Dividends paid to shareholders		-	-
Net cash used in financing activities		-	(58)
Net decrease in cash and cash equivalents		-	(26)
Cash and cash equivalents the beginning of the year		-	26
Cash and cash equivalents at the end of the year		-	-

33. British Sky Broadcasting Group plc Company only financial statements (continued)
Company Balance Sheet as at 30 June 2007

	Notes	2007 £m	Restated 2006 £m
Non-current assets			
Property, plant and equipment	E	1	1
Investment property	E	22	22
Investments in subsidiaries	F	5,476	4,779
Available-for-sale investments		–	1
Deferred tax assets	G	–	40
Derivative financial assets	K	89	76
		5,588	4,919
Current assets			
Other receivables	H	299	1,406
Derivative financial assets	K	–	1
		299	1,407
Total assets		5,887	6,326
Current liabilities			
Borrowings	I	–	162
Other payables	J	424	1,144
Derivative financial liabilities	K	–	28
		424	1,334
Non-current liabilities			
Borrowings	I	1,018	776
Derivative financial liabilities	K	258	209
		1,276	985
Total liabilities		1,700	2,319
Shareholders' equity	L	4,187	4,007
Total liabilities and shareholders' equity		5,887	6,326

These financial statements have been approved by the Board of Directors on 26 July 2007 and were signed on its behalf by:

James Murdoch
Chief Executive Officer

Jeremy Darroch
Chief Financial Officer

A. Accounting policies
British Sky Broadcasting Group plc (the "Company") is a limited liability company incorporated in England and Wales, and domiciled in the UK.

i) Statement of compliance
The Company financial statements have been prepared in accordance with IFRS, consistently with the accounting policies set out in note 1 of the Company's consolidated financial statements. In addition, as a result of the early adoption of IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions" in the year ended 30 June 2007, the Company now includes the Group's ESOP in its separate financial statements. Retrospective adjustments have been made in the balance sheet and income statement for the year ended 30 June 2006 to reflect this. Within the balance sheet, investments in subsidiaries has increased by £3 million, trade and other receivables has decreased by £25 million, trade and other payables has decreased by £61 million and shareholders' equity has increased by £39 million. Within the income statement, dividend income from subsidiaries has increased by £6 million.

ii) Revenue
Revenue, which excludes value added tax, represents the gross inflow of economic benefit from the Company's operating activities. Revenue is measured at the fair value of the consideration received or receivable. The Company's main sources of revenue are recognised as follows:

- Revenue from licensing the Company's brand name asset to subsidiaries. This revenue is recognised on an accruals basis under the terms of the relevant leasing agreements.

- Revenue from leasing the Company's investment properties to subsidiaries. This revenue is recognised on an accruals basis.

iii) Investment property
Investment property is initially stated at cost, which comprises the purchase price and any expenditure directly attributable to the acquisition of the property. Subsequent to initial recognition, investment property is held at cost net of accumulated depreciation less any provision for impairment.

iv) Investments in subsidiaries
An investment in a subsidiary is recognised at cost less any provision for impairment. As permitted by section 133 of the Companies Act 1985, where the relief afforded under section 131 of the Companies Act 1985 applies, cost is the aggregate of the nominal value of the relevant number of the Company's shares and the fair value of any other consideration given to acquire the share capital of the subsidiary undertakings. Dividends received from subsidiaries are recognised as income only to the extent that the Company receives distributions from accumulated profits of the subsidiary arising after the date of acquisition. Distributions received in excess of such profits are first recognised as a reduction in the cost of investment.

B. Investment income and finance costs

	2007 £m	2006 £m
Investment income		
Investment income from subsidiaries	64	65
	64	65

	2007 £m	2006 £m
Finance costs		
RCF agreements	(11)	(2)
Guaranteed Notes (see note I)	(19)	(83)
Remeasurement of borrowings-related derivative financial instruments	(61)	(3)
	(91)	(88)

C. Profit before taxation
Profit before taxation is stated after charging:

	2007 £m	2006 £m
Depreciation of investment property	–	1
Rental income from subsidiaries	1	1

Audit fees
Auditors' remuneration was less than £1 million (2006: less than £1 million).

Employee benefits
The Company had an average of 2 employees (2006: 2 employees) during the year. These employees were paid less than £1 million (2006: less than £1 million).

Key management compensation
Amounts paid to the Directors of the Company are disclosed in the Report on Directors' remuneration within British Sky Broadcasting Group plc's 2007 Annual Report.

D. Taxation
(i) Taxation recognised in the income statement

	2007 £m	2006 £m
Deferred tax expense		
Origination and reversal of temporary differences	1	–
Reversal of deferred tax asset	32	35
Total deferred tax charge	33	35
Taxation	33	35

(ii) Deferred tax recognised directly in equity

	2007 £m	2006 £m
Deferred tax (charge) credit on hedging items	(7)	5
	(7)	5

Notes to the consolidated financial statements
continued

33. British Sky Broadcasting Group plc Company only financial statements (continued)
(iii) Reconciliation of effective tax rate
The tax expense for the year is lower than the standard rate of corporation tax in the UK (30%) applied to profit before tax. The differences are explained below:

	2007 £m	Restated 2006 £m
Profit before tax	654	1,050
Profit before tax multiplied by standard rate of corporation tax in the UK of 30% (2006: 30%)	196	315
Effects of:		
Non-taxable income	(165)	(287)
Group relief surrendered for no consideration	2	7
Taxation	33	35

All taxation relates to UK corporation tax.

E. Property, plant and equipment and investment property

	Investment properties in use[(i),(ii)] £m	Investment properties not yet available for use £m	Total investment properties £m	Total plant, property and equivalent £m
Cost				
At 1 July 2005	14	9	23	3
Investment properties				
Transfers	9	(9)	–	–
At 30 June 2006	23	–	23	3
Additions	–	–	–	–
At 30 June 2007	23	–	23	3
Depreciation				
At 1 July 2005	–	–	–	(2)
Depreciation	(1)	–	(1)	–
At 30 June 2006	(1)	–	(1)	(2)
Depreciation	–	–	–	–
At 30 June 2007	(1)	–	(1)	(2)
Carrying amounts				
At 1 July 2005	14	9	23	1
At 30 June 2006	22	–	22	1
At 30 June 2007	22	–	22	1

(i) The Company's investment properties were valued on 4 July 2007 by independent qualified valuers. The valuations were undertaken in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors in the UK by CB Richard Ellis Surveyors, a firm of Independent Chartered Surveyors. The values are based on active market prices. The properties had a fair value of £35 million at 30 June 2007 (2006: £35 million).

(ii) Depreciation was not charged on £12 million of land (2006: £12 million).

F. Investments in subsidiaries

	Restated Investments in subsidiaries £m
Cost	
At 1 July 2005	5,783
Additions	1
At 30 June 2006	5,784
Additions	697
At 30 June 2007	6,481
Provision	
At 1 July 2005, 30 June 2006 and 30 June 2007	1,005
Carrying amounts	
At 1 July 2005	4,778
At 30 June 2006	4,779
At 30 June 2007	5,476

See note 30 for a list of significant investments of the Company.

G. Deferred tax assets
Recognised deferred tax assets

	Tax losses £m	Other £m	Total £m
At 1 July 2005	68	2	70
Charge to income	(35)	–	(35)
Credit to equity	–	5	5
At 30 June 2006	33	7	40
Charge to income	(33)	–	(33)
Credit to equity	–	(7)	(7)
At 30 June 2007	–	–	–

Of the total deferred tax asset recognised at 30 June 2007, no amounts (2006: £33 million) can be offset only against future taxable profits generated in the Company. The Directors consider that there is sufficient evidence to support the recognition of this deferred tax asset on the basis that it is more likely than not that there will be suitable taxable profits against which this asset can be utilised.

At 30 June 2006, the balance related to deferred tax assets in respect of certain derivative financial instruments which will unwind as the related hedging reserve is released to the income statement.

At 30 June 2007, a deferred tax asset of £384 million (2006: £10 million) has not been recognised in respect of potential capital losses related to the Group's holding of KirchPayTV, on the basis that utilisation of these temporary differences is not probable. At 30 June 2007, the Company has also not recognised a deferred tax asset of £6 million (2006: £18 million) relating to provisions in respect of football club investments, on the basis that it is not probable that they will be utilised.

H. Other receivables

	2007 £m	Restated 2006 £m
Prepayments and other receivables	4	3
Amounts receivable from subsidiaries	295	1,403
	299	1,406
Included within the amounts shown above are the following receivables which are due in greater than one year:		
Prepayments	1	2

Amounts receivable from subsidiaries include the following loans to BSkyB Limited – nil (2006: £252 million) at a compounding interest rate of 6 months LIBOR, nil (2006: £413 million) at an interest rate of 8.2%, £100 million (2006: £100 million) at an interest rate of 7.75% and a loan to BSkyB Investments Limited of nil (2006: £121 million) at a compounding interest rate of 6 month LIBOR. These loans are repayable on demand. All other amounts receivable from subsidiaries are non-interest bearing and also repayable on demand.

The Directors consider that the carrying amount of other receivables approximates to their fair values.

The Company's credit risk is primarily attributable to its trade receivables. The majority of its trade receivable balance is due from British Sky Broadcasting Limited. The risk of this entity defaulting on amounts owed is considered low due to its successful operation of a pay television broadcasting service in the UK and Ireland.

I. Borrowings

	2007 £m	2006 £m
Current borrowings		
US$300 million of 7.300% Guaranteed Notes repayable in 2006	–	162
Non-current borrowings		
US$600 million of 6.875% Guaranteed Notes repayable in 2009	299	325
£100 million of 7.750% Guaranteed Notes repayable in 2009	100	100
US$650 million of 8.200% Guaranteed Notes repayable in 2009	324	351
£300 million of 6.000% Guaranteed Notes repayable in 2027	295	–
	1,018	776
	1,018	938

See note 21 for details of the Company's Guaranteed Notes and Revolving Credit Facility.

J. Other payables

	2007 £m	Restated 2006 £m
Other payables		
Amounts owed to subsidiary undertakings	395	1,112
Accruals	29	32
	424	1,144

Amounts payable to subsidiaries are non-interest bearing and repayable on demand. The Directors consider that the carrying amount of other payables approximates to their fair values.

K. Derivatives and other financial instruments

During the year, the Company entered into a number of swap transactions with external third parties and an equal and opposite number of swap transactions with a subsidiary, in relation to the US$750 million of 5.625% Guaranteed Notes and the £400 million of 5.750% Guaranteed Notes issued by the subsidiary. At 30 June 2007, the Company has recognised a derivative financial asset of £89 million and a derivative financial liability of £89 million as a result of these transactions (30 June 2006: Asset of £76 million and liabilities of £76 million), with no overall net impact on the Company's income statement. Note 22 provides further details of the Group's derivative financial instruments.

Notes to the consolidated financial statements
continued

33. British Sky Broadcasting Group plc Company only financial statements (continued)

Fair values

Set out below is a comparison by category of the book values and the estimated fair values of the Company's financial assets and financial liabilities at 30 June 2007 and 30 June 2006:

	2007 Book value £m	2007 Fair value £m	2006 Book value £m	2006 Fair value £m
Financial assets and liabilities held or issued to finance the Company's operations				
Quoted bond debt	(1,018)	(1,031)	(938)	(976)
Derivative financial instruments	(169)	(169)	(160)	(160)

The fair value of quoted bond debt is based on year-end mid-market quoted prices. The fair value of derivative financial instruments is estimated by calculating the differences between the contracted rates and the appropriate market rates prevailing at the year-ends.

The differences between book values and fair values reflect unrealised gains or losses inherent in the financial instruments, based on valuations as at 30 June 2007 and 30 June 2006. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

L. Reconciliation of shareholders' equity

	Share capital £m	Share premium £m	Special reserve £m	Capital redemption reserve £m	Capital reserve £m	ESOP reserve £m	Hedging reserve £m	Retained earnings £m	Restated Total shareholders' equity £m
At 1 July 2005	934	1,437	14	37	844	(32)	(7)	350	3,577
Purchase of own shares for cancellation	(38)	-	-	38	-	-	-	(408)	(408)
Recognition and transfer of cash flow hedges	-	-	-	-	-	-	(14)	-	(14)
Tax on items taken directly to equity	-	-	-	-	-	-	5	-	5
Share based payment	-	-	-	-	-	7	-	16	23
Profit for the year	-	-	-	-	-	-	-	1,015	1,015
Dividends	-	-	-	-	-	-	-	(191)	(191)
At 30 June 2006	896	1,437	14	75	844	(25)	(16)	782	4,007
Purchase of own shares for cancellation	(20)	-	-	20	-	-	-	(214)	(214)
Recognition and transfer of cash flow hedges	-	-	-	-	-	-	23	-	23
Tax on items taken directly to equity	-	-	-	-	-	-	(7)	-	(7)
Share based payment	-	-	-	-	-	(29)	-	19	(10)
Profit for the year	-	-	-	-	-	-	-	621	621
Dividends	-	-	-	-	-	-	-	(233)	(233)
At 30 June 2007	876	1,437	14	95	844	(54)	-	975	4,187

For details of share capital, share premium, the special reserve and the capital redemption reserve, see note 24.

For details of dividends, see note 10.

Capital reserve

This reserve arose from the surplus on the transfer of trade and assets to a subsidiary undertaking.

Hedging reserve

Changes in the fair values of derivatives that are designated as cash flow hedges are initially recognised in the hedging reserve, and then recognised in the income statement when the related hedged items are recognised in the income statement. In addition, deferred taxation relating to these derivatives is also initially recognised in the hedging reserve prior to transfer to the income statement.

M. Reconciliation of profit before taxation to cash generated from operations

	2007 £m	Restated 2006 £m
Profit before taxation	654	1,050
Depreciation of investment properties	-	1
Dividend income	(550)	(956)
Net finance costs	27	23
Other receivables	589	(511)
Other payables	(720)	425
Cash generated from operations	–	32

N. Contingent liabilities and guarantees
The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company's subsidiaries, to meet their liabilities as they fall due. The liabilities of these subsidiaries are already included in the Group's consolidated accounts. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the subsidiary entity. A payment under these undertakings would be required in the event of a subsidiary being unable to pay its liabilities. The maximum potential amount of future payments which would be made by the Company to its wholly-owned subsidiaries under these undertakings cannot be determined as the net liability position of the subsidiaries up to at least one year into the future is not known.

The Company has guarantees in place relating to the Group's borrowings, see note 21 – 'Borrowings and non-current other payables'.

O. Transactions with related parties and major shareholders

	2007 £m	Restated 2006 £m
Supply of services to subsidiaries	131	118
Interest received from funding to subsidiaries	64	65
Amounts owed by subsidiaries	295	1,403
Amounts owed to subsidiaries	(395)	(1,112)

The Company has related party transactions with its subsidiaries by virtue of its status as parent company of the Group. In particular, it is normal treasury practice for the Company to lend and borrow cash to and from its subsidiaries as required. Under this policy, British Sky Broadcasting Limited settled liabilities of £431 million (2006: £193 million) on behalf of the Company, during the year. Interest is earned on certain loans to subsidiaries.

The Company received £130 million (2006: £117 million) for licensing the Sky brand name to subsidiaries. The Company received £1 million (2006: £1 million) for leasing investment property to subsidiaries.

The Company received dividends during the year from subsidiaries totalling £550 million (2006: £956 million).

Group Financial Record – unaudited

Consolidated results

Below is selected financial information for the Group under IFRS as at and for each of the years in the three years ended 30 June 2007, derived from the audited consolidated financial statements included in this Annual Report and from the Group's historical Annual Reports.

Consolidated Income Statement	Year ended 30 June 2007 £m	Year ended 30 June 2006 £m	Year ended 30 June 2005 £m
Retail subscription	3,406	3,157	2,974
Wholesale subscription	208	224	219
Advertising	352	342	329
Sky Bet	47	37	32
Installation, hardware and service	212	131	128
Other	326	257	160
Revenue	4,551	4,148	3,842
Operating expense[iv]	(3,736)	(3,271)	(3,020)
Operating profit	815	877	822
Share of result of joint ventures and associates	12	12	14
Investment income	46	52	29
Finance costs	(149)	(143)	(87)
Profit on disposal of joint venture	–	–	9
Profit before tax	724	798	787
Taxation	(225)	(247)	(209)
Profit for the year	499	551	578
Net losses not recognised in profit for the year	(124)	(38)	(13)
Total recognised income and expense for the year	375	513	565
Basic earnings per share from profit for the year (in pence)	28.4p	30.2p	30.2p
Diluted earnings per share from profit for the year (in pence)	28.2p	30.1p	30.2p

Consolidated Cash Flow Statement	Year ended 30 June 2007 £m	Year ended 30 June 2006 £m	Year ended 30 June 2005 £m
Cash and cash equivalents	435	816	503
Purchase of plant, property, equipment and intangible assets	356	212	241
Statistics			
DTH homes ('000)	8,582	8,176	7,787
Cable homes ('000)[ii]	1,259	3,898	3,872
Total Sky pay homes	9,841	12,074	11,659
DTT homes ('000)[iii]	9,811	7,326	4,940
Average number of full-time equivalent employees	13,087	11,216	9,958

Consolidated Assets Employed	30 June 2007 £m	30 June 2006 £m	30 June 2005 £m
Non-current assets	2,557	1,504	1,093
Current assets	1,363	2,283	1,363
Current liabilities	(1,499)	(1,547)	(1,150)
Non-current liabilities	(2,374)	(2,119)	(1,119)
Net assets	47	121	187
Capital stock (£m)[i]	2,414	2,567	2,598
Number of shares in issue (number in millions)	1,753	1,791	1,868

Notes

(i) Capital stock includes called-up share capital, share premium, ESOP reserve, hedging reserve, available-for-sale reserve and other reserves.

(ii) The number of Sky wholesale subscribers is as reported to us by the cable operators.

(iii) The DTT subscriber number consists of the BARB's estimate of the number of homes with access to Freeview (the free DTT offering operating in the UK). These figures may include DTH or cable homes that already take multichannel television.

(iv) Included within operating expense for the year ended 30 June 2007 is a £65 million credit due to the Group, arising from certain contractual rights under one of the Group's channel distribution agreements. This item was previously disclosed as a contingent asset in the consolidated financial statements as at 30 June 2006.

Included within operating expense for the year ended 30 June 2007 is £16 million of expense relating to the legal costs of the Group's claim against EDS (an information and technology solutions provider), which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure.

Included within operating expense for the year ended 30 June 2005 is a receipt of £13 million from the liquidators of ITV Digital as a full and final settlement in respect of amounts owed to the Group.

Group financial record – US GAAP

Set forth below is selected financial data for the Group under US GAAP as at and for each of the years in the five year period ended 30 June 2007.

The information contained in the following tables should be read in conjunction with the "Financial Review" section and the Group's historical consolidated financial statements and related notes, as well as other information included elsewhere in this document.

The selected financial data for each of the years in the three year period ended 30 June 2007 are derived from the audited consolidated financial statements included in this Annual Report. The selected financial data as at and for each of the years in the two year period ended 30 June 2004 are derived from the audited consolidated financial statements appearing in our historical Annual Reports on Form 20-F filed with the SEC.

Consolidated Income Statement	2007	2006	2005	2004	2003
	(In millions except per share data)				
Amounts in accordance with US GAAP					
Revenue	£ 4,551	£ 4,148	£ 3,842	£ 3,535	£ 3,082
Amortisation and impairment of intangible fixed assets	–	–	–	–	(5)
Operating profit	798	873	840	666	370
Joint ventures' and associates' goodwill amortisation and impairment, net	–	–	–	(3)	–
Loss on disposal of investments in joint ventures	–	–	(14)	–	–
Income before income tax	703	793	793	595	260
Net income	479	551	577	434	286
Basic earnings per share	27.3p	30.2p	30.2p	22.4p	14.9p
Diluted earnings per share	27.1p	30.1p	30.1p	22.3p	14.7p
Basic earnings per ADS	109.2p	120.8p	120.8p	89.7p	59.7p
Diluted earnings per ADS	108.4p	120.4p	120.4p	89.3p	58.9p
Dividends declared per share[1]	13.3p	10.5p	7.25p	2.75p	–
Dividends declared per share[1]	25.9¢	18.4¢	13.7¢	4.9¢	–

(1) Dividends are recognised in the period in which they are approved.

Consolidated Assets Employed	2007	2006	2005	2004	2003
	(In millions)				
Amounts in accordance with US GAAP					
Total assets	£ 4,560	£ 4,419	£ 3,082	£ 2,988	£ 2,810
Net assets	616	759	818	812	448
Capital stock	2,408	2,554	2,539	2,614	3,772
Number of shares in issue (number)	1,753	1,791	1,868	1,942	1,938

Factors which materially affect the comparability of the selected financial data

Accounting changes

During the year ended 30 June 2006, SFAS No. 123R was adopted. The impact of the adoption of this standard is described in the consolidated financial statements included within the Group's Annual Report for fiscal 2006.

During the year ended 30 June 2004, US EITF 00-21, Revenue Arrangements with Multiple Deliverables, was adopted. The impact of the adoption of this standard is described in the notes to the consolidated financial statements included within the Group's Annual Report on Form 20-F for fiscal 2004.

Business combinations

During the year ended 30 June 2006, the Group completed the acquisition of Easynet. The results of this acquisition were consolidated from the date on which control passed to the Group (6 January 2006).

During the year ended 30 June 2007, the Group completed the acquisition of 365 Media. The results of this acquisition were consolidated from the date on which control passed to the Group (23 January 2007).

Shareholder information

Share information

Our sole outstanding class of voting securities is ordinary shares with a nominal value of 50p.

Our ordinary shares are admitted to the Official List of the London Stock Exchange and our ADSs are listed on the New York Stock Exchange. The principal trading market for our ordinary shares is the London Stock Exchange. The Bank of New York is the depositary of the American Depositary Receipts, which evidence the ADSs.

Registrars

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 0870 195 6600
Overseas +44 121 415 7567

ADR depositary

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Telephone (US) 1-888-BNY-ADRS
Telephone (International) +1 (212) 815-3700
www.adrbny.com

Shares on-line

Lloyds TSB Registrars provide a range of shareholder information on-line. Shareholders can access their shareholdings and find advice on transferring shares and updating their details at www.shareview.co.uk.

ShareGift

Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, the independent charity share donation scheme (registered charity no. 1052686). Further information about ShareGift may be obtained from Lloyds TSB Registrars or from ShareGift on 020 7337 0501 or at www.sharegift.org. There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to claim income tax relief.

Shareholder enquiries

All administrative enquiries relating to shareholders, such as notification of change of address or the loss of a share certificate, should be made to the Company's registrars, Lloyds TSB Registrars, whose address is given above.

Dividends

Shareholders can have their dividends paid directly into a UK bank or building society account with the tax voucher sent direct to their registered address. Please contact Lloyds TSB Registrars for a dividend mandate form.

Dividend Reinvestment Plan

The Company operates a Dividend Reinvestment Plan ("DRIP") which enables shareholders to buy the Company's shares on the London stock market with their cash dividend. Further information about the DRIP is available from Lloyds TSB Registrars. The helpline number is 0870 241 3018 from inside the UK and +44 121 415 7173 from overseas.

Shareholder fraud

Fraud is on the increase and many shareholders are targeted every year. If you have any reason to believe that you may have been the target of a fraud, or attempted fraud in relation to your shareholding, please contact Lloyds TSB Registrars immediately. To reduce the risk of fraud happening to you please see our list of 'preventing shareholder fraud tips' on our website at www.sky.com/corporate.

Share price information

The Company's share price can be found on the Company's corporate website at www.sky.com/corporate and it also appears in the financial columns of the national press under the prefix BSkyB.

ADS holders can access the latest ADS price at www.nyse.com or by visiting the Bank of New York's website, www.adrbny.com.

The following tables set forth for the periods indicated the highest and lowest middle market quotations for the ordinary shares as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

	Shares (pence)		ADSs(i) ($)	
	High	Low	High	Low
Fiscal year ended 30 June				
2003	706	458	47 3/25	28 53/100
2004	776	584 1/2	59 6/25	40 13/50
2005	625	465 1/2	46 33/100	33 39/50
2006	579	478 1/2	42 49/100	33 1/5
2007	663 1/2	517 1/2	52 99/100	37 47/50

	Shares (pence)		ADSs(i) ($)	
	High	Low	High	Low
Fiscal year ended 30 June				
2006				
First Quarter	579	522	42 11/25	36 49/100
Second Quarter	560 1/2	485 1/2	39 3/25	33 1/5
Third Quarter	546 1/2	478 1/2	38 29/50	34 1/5
Fourth Quarter	573 1/2	509 1/2	42 49/100	35 79/100
2007				
First Quarter	569	517 1/2	43 61/100	37 47/50
Second Quarter	560 1/2	519	42 67/100	40 71/100
Third Quarter	570	523	45 1/5	41 1/100
Fourth Quarter	663 1/2	561 1/2	52 99/100	44 43/100

	Shares (pence)		ADSs(i) ($)	
	High	Low	High	Low
Month ended				
31 January 2007	557 1/2	523	44 39/100	41 1/100
28 February 2007	567	555	44 23/25	43
31 March 2007	570	547	45 1/5	42 1/50
30 April 2007	575	561 1/2	46 69/100	44 43/100
31 May 2007	663 1/2	584 1/2	52 99/100	47 7/100
30 June 2007	663	630	52 99/100	50 9/50

(i) Each ADS represents four ordinary shares (up until 23 December 2002, each ADS represented six ordinary shares). Prior year ADS figures in the above tables have been restated to reflect this change in ratio.

Major shareholders

The following table sets forth, as of 26 July 2007, the amount and percentage of ordinary shares owned by each shareholder, including our Directors and Officers as a group, known to us to own more than 3% (directly and indirectly) of our ordinary shares.

Identity of person or group	Amount owned	Percent of class
News UK Nominees Limited*[i]	686,021,700	39.14%
Templeton Global Advisors Limited[ii]	103,156,955	5.89%
Brandes Investment Partners L.P.[ii]	56,867,820	3.12%
The Capital Group Companies, Inc.[ii]	55,977,854	3.10%
Janus Capital Management LLC[ii]	53,802,964	3.07%

* On 30 June 2004, BSkyB Holdco, Inc. transferred its entire shareholding in us to News UK Nominees Limited, a wholly-owned subsidiary of News Corporation which remains interested in the shares.

(i) Direct holding which is subject to restrictions on its voting rights (please see "Memorandum and articles of association - Alteration of share capital" on pages 106 to 107).

(ii) Indirect holding.

There has been no significant change in the percentage ownership held by any major shareholders during the past three years, except for the following:

On 16 February 2005, News Corporation notified us that its interest in our shares had increased to 36.01%. On 13 September 2005, News Corporation further notified us that its interest in our shares had increased to 37.00%. On 12 May 2006 News Corporation further notified us that its interest in our shares had increased to 38.02%. On 26 September 2006 News Corporation further notified us that its interest in our shares had increased to 39.03%. These increases were as a result of the Company's share buy-back programme; the number of shares held by News Corporation remains unchanged.

Franklin Resources, Inc. notified us of the following changes in its interest in our shares:

Date notified	Percentage ownership
9 August 2004	3.58%
12 August 2004	4.08%
15 September 2004	5.05%
15 November 2004	6.00%
3 May 2005	7.06%
9 June 2005	8.03%
11 July 2005	9.01%
2 February 2006	10.09%
23 May 2006	9.98%
21 June 2006	10.00%

On 2 March 2007 Franklin Resources, Inc. notified us that under the Financial Services Authority's Disclosure and Transparency Rules ("DTR") it was no longer subject to a notification obligation as it had been able to claim an exemption from the requirement to aggregate its holdings with those of its subsidiaries and it holds less than 3% of the Company's issued share capital. Franklin Resources, Inc. further informed us that Templeton Global Advisors Limited ("Templeton"), a wholly owned subsidiary of Franklin Resources Inc., had a 6.04% interest in our shares and that it is subject to a notification obligation under the DTR on the basis that as a discretionary manager it is an indirect shareholder. On 14 May 2007, Franklin Resources Inc. further notified us that Templeton's interest in our shares had decreased to 5.89%.

On 2 February 2006 Brandes Investment Partners L.P. notified us that it had a 3.12% interest in our shares.

On 6 April 2006 The Capital Group Companies, Inc. notified us that it had a 3.10% interest in our shares.

On 11 August 2004, Janus Capital Management LLC ("Janus") notified us that it had a 3.01% interest in our shares. On 11 October 2004, Janus further notified us that its interest in our shares had increased to 4.08%. On 19 April 2006 Janus further notified us that its interest in our shares had decreased to 3.86%. On 5 March 2007, Janus notified us that it no longer had a notifiable interest in our shares. On 7 March 2007, Janus notified us that its interest in our shares had increased to 3.07%.

On 4 May 2006 Harris Associates L.P. notified us that it had a 3.03% interest in our shares. On 30 May 2007, Harris Associates L.P notified us that it no longer had a notifiable interest in our shares.

On 6 June 2005, Barclays PLC notified us that it had a 3.38% interest in our shares. On 2 August 2005, Barclays PLC further notified us that its interest in our shares had increased to 4.15%. On 29 June 2006, Barclays PLC further notified us that its interest in our shares had decreased to 3.85%. On 22 November 2006, Barclays PLC notified us that it no longer had a notifiable interest in our shares. On 23 November 2006, Barclays notified us that its interest in our shares had increased to 3.05%. On 4 December 2006 Barclays PLC notified us that it no longer had a notifiable interest in our shares.

On 16 February 2004, Fidelity notified us that it had a 3.10% interest in our shares. On 28 June 2004, Fidelity notified us that it no longer had a notifiable interest in our shares. On 26 June 2006, Fidelity notified us that it had a 3.06% interest in our shares. On 17 August 2006, Fidelity notified us that it no longer had a notifiable interest in our shares.

Major shareholders have the same voting rights as all other shareholders. A voting agreement dated 21 September 2005 was entered into between the Company, BSkyB Holdco Inc, News Corporation and News UK Nominees Limited which became unconditional on 4 November 2005 and caps News UK Nominees Limited voting rights at any general meeting at 37.19%. The provisions of the voting agreement cease to apply on the first to occur of a number of circumstances which include the date on which a general offer is made by an independent person (as defined in the voting agreement) for the ordinary share capital of the Company.

On 24 July 2007, 10,459,029 ADSs were held of record by 17 holders in the US and 21,960 ordinary shares were held of record by 65 US persons.

Financial calendar

Results for the financial year ending 30 June 2008 will be published:

Q1 November 2007
Q2 February 2008
Q3 April 2008
Q4 July 2008

Company's registered office:

Grant Way
Isleworth
Middlesex TW7 5QD
Telephone (0)20 7705 3000
Overseas +44 20 7705 3000

The Sky website

The Sky website at www.sky.com details the Company's product offering and provides a link to the Company's Corporate website where investor and media information can be accessed.

Auditors

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Principal bankers

Royal Bank of Scotland
St. Andrew's Square
Edinburgh EH2 2YB

Shareholder information
continued

Solicitors
Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

Company registration number
2247735

Exchange rates
A significant portion of our liabilities and expenses associated with the cost of programming acquired from US film licensors is denominated in US dollars. For a discussion of the impact of exchange rate movements on our financial condition and results of operations, see note 22 of the consolidated financial statements "Derivatives and other financial instruments".

Since any dividends we declare are declared in pounds sterling, exchange rate fluctuations will affect the US dollar equivalent of cash dividends receivable by holders of ADSs.

The following table sets forth, for the periods indicated, information concerning the noon buying rates provided by the Federal Reserve Bank of New York for pounds sterling expressed in US dollars per £1.00.

Month	High	Low
January 2007	1.9847	1.9305
February 2007	1.9699	1.9443
March 2007	1.9694	1.9235
April 2007	2.0061	1.9608
May 2007	1.9993	1.9695
June 2007	2.0063	1.9657

Year ended 30 June	Period end	Average[1]	High	Low
2003	1.6529	1.5915	1.6840	1.5192
2004	1.8126	1.7491	1.9045	1.5728
2005	1.7930	1.8596	1.9482	1.7733
2006	1.8491	1.7808	1.8911	1.7138
2007	2.0063	1.9463	2.0063	1.8203

(1) The average rate is calculated by using the average of the noon buying rates on the last day of each month during the relevant year.

On 24 July 2007, the noon buying rate was US$2.0626 per £1.00.

Memorandum and articles of association
The following summarises certain provisions of the Company's Memorandum and Articles of Association and applicable English Law. The summary is qualified in its entirety by reference to the Companies Act 1985 of Great Britain (the "Companies Act"), as amended, and the Company's Articles of Association.

Information on where shareholders can inspect copies of the Memorandum and Articles of Association is provided under "Documents on display" below.

Objects and purposes
Sky is incorporated under the name British Sky Broadcasting Group plc and is registered in England and Wales with registered number 2247735. The Memorandum of Association of the Company provides that the Company's principal object is to carry on the business of direct broadcasting by satellite and to carry out the other objects more particularly set out in Clause 4 of the Memorandum of Association of the Company.

Directors
The Company's Articles of Association provide for a Board of Directors, consisting of not fewer than three Directors, who shall manage the business and affairs of the Company. The quorum for meetings of the Directors is currently three Directors. The Directors may delegate any of their powers to a committee which must consist of one or more Directors, and a majority of the members of a committee shall be Directors. The quorum at a meeting of any committee shall be two Directors.

The Articles of Association place a general prohibition on a Director voting in respect of any contract or arrangement in which he has a material interest other than by virtue of his interest in shares in the Company. However, in the absence of some other material interest not indicated below, a Director is entitled to vote and to be counted in a quorum for the purpose of any vote relating to a resolution concerning the following matters:

(i) the giving of any guarantee, security or indemnity to him in respect of money lent to, or obligations incurred by him at the request of, or for the benefit of, the Company or any of its subsidiaries;

(ii) the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of any shares or debentures or other securities of or by the Company for subscription, purchase or exchange in which offer he is, or is to be, interested as a participant in the underwriting or sub-underwriting thereof;

(iv) any proposal concerning a superannuation fund or retirement benefits scheme which has been approved by, or is subject to, and conditional upon approval by the Board of the HMRC for taxation purposes;

(v) any arrangement for the benefit of employees of the Company or any of its subsidiaries including but not limited to, an employees share scheme which has been approved by, or is subject to and conditional upon approval by, the Board of the HMRC for taxation purposes and which does not accord to any Directors any privilege not accorded to the employees to whom the arrangement relates; and

(vi) any proposal concerning the purchase or maintenance of insurance for the benefit of Directors or persons who include Directors.

The Companies Act requires a Director of a company who is in any way interested in a contract or proposed contract with the company to declare the nature of his interest at a meeting of the Directors of the company. The definition of "interest" now includes the interests of spouses, children, companies and trusts. The Articles also specifically provide that a Director is to be treated as interested in a matter the subject of a resolution if it relates to a transaction or arrangement with a person or body corporate of or in which he is an officer, employee, shareholder, consultant, advisor, representative or otherwise interested. Any question as to the right of a Director to vote, including whether he has a material interest in a material matter the subject of a resolution, may be decided by a resolution of the majority of those Directors who do not have a like interest to the Director or Directors in question.

No person shall be disqualified from being appointed or re-appointed as a Director and no Director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age.

Remuneration of Non-Executive Directors shall be determined in the aggregate by resolution of the shareholders. Remuneration of executive Directors is determined by the remuneration committee. This committee is made up of independent Non-Executive Directors.

There is no requirement of share ownership for a Director's qualification.

Directors' appointment and removal
The Directors and the Company (by Ordinary Resolution) may appoint a person who is willing to act as a Director, either to fill a vacancy or as an additional Director. A Director

appointed by the Directors shall retire at the next AGM and will put himself forward to be elected by the shareholders.

At each AGM, there shall retire from office by rotation:

(i) all Directors of the Company who are subject to retirement by rotation who held office at the time of the two preceding AGMs and who did not retire by rotation at either of them; and

(ii) such additional number of Directors as shall, when aggregated with the number of Directors retiring under paragraph (i) above, equal either one third of the number of Directors, in circumstances where the number of Directors is three or a multiple of three, or in all other circumstances, the whole number which is nearest to but does not exceed one-third of the number of Directors (the "Relevant Proportion") provided that:

  (a) the provisions of this paragraph (ii) shall only apply if the number of Directors retiring under paragraph (i) above is less than the Relevant Proportion; and

  (b) subject to the provisions of the Act and to the relevant provisions of these Articles, the Directors to retire under this paragraph (ii) shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

Borrowing powers
The Directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group), shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to the higher of (i) £1.5 billion and (ii) an amount equal to four times the aggregate turnover of the Group as shown in the then latest audited consolidated profit and loss accounts of the Group.

Dividend rights
Holders of the Company's ordinary shares may by ordinary resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors. If, in the opinion of the Directors, the profits of the Company available for distribution justify such payments, the Directors may, from time to time, pay interim dividends on the shares of such amounts and on such dates and in respect of such periods as they think fit. The profits of the Company available for distribution and resolved to be distributed shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

No dividend shall be paid otherwise than out of profits available for distribution as specified under the provisions of the Companies Act.

Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

Voting rights
The Articles of Association provide that subject to any rights or restrictions attached to any shares, on a show of hands every member shall have one vote, and on a poll every member shall have one vote for every share of which he is a holder. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative.

A shareholder entitled to attend and vote at a general meeting may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder of the Company. Holders of the Company's ordinary shares do not have cumulative voting rights.

Details of a voting agreement that the Company entered into with News UK Nominees Limited, dated 21 September 2005, is detailed in "Alteration of share capital" on page 106 to 107.

Winding-up
If the Company commences liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Act and the Insolvency Act 1986:

(i) divide among the members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out between the members; and

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit,

but no member shall be compelled to accept any share or other assets upon which there is any liability.

Redemption
None of the shares of the Company has been issued on the basis that it may be redeemed or is liable to be redeemed at the option of the shareholders or the Company. The Company is therefore under no obligation to create a sinking fund or redemption reserve. However, subject to the provisions of the Statutes, the Company may purchase any of its own shares (including any redeemable shares).

Further capital calls
The Directors may only make calls upon the members in respect of amounts unpaid on the shares (whether in respect of nominal value or premium).

Variation of rights
Subject to the Act, the rights attached to any class of shares may (unless otherwise provided by the terms of the issue of shares of that class) be varied with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied either whilst the Company is a going concern or during, or in contemplation of, a winding-up. At every such separate general meeting the necessary quorum shall be at least two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class (but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum).

General meetings
The Directors may call general meetings whenever and at whatever time and location they so determine. At a general meeting called to pass a special resolution at least 21 clear days' notice must be given, and all other extraordinary general meetings shall be called by at least 14 clear days' notice. Two persons entitled to vote upon the business to be transacted shall be a quorum.

Subject to any terms as to voting upon which any shares may be issued and to the provisions of the Articles, every member present in person shall have one vote on a show of hands and on a poll every member present in person or by proxy shall have one vote for each share of which he is the holder. No member shall be entitled to vote in respect of any share held by him if any call or other sum payable by him to the Company remains unpaid.

If a member or any person appearing to be interested in shares has been duly served with a notice under Section 212 of the Act and is in default for the prescribed period in supplying to the Company information thereby required, unless the Directors otherwise determine, the member shall not be entitled to vote at any general or class meeting of the Company in respect of the shares in relation to which the default occurred.

Limitations on non-resident or foreign shareholders
English law and the Memorandum and Articles of Association of the Company treat those persons who hold shares and are neither UK residents nor nationals in the same way as UK residents or nationals. They are free to own, vote on and transfer any shares they hold.

Transfer of shares
Any member may transfer all or any of his shares by instrument of transfer in the usual common form or in any other form which the Directors may approve. The instrument of

transfer of a share shall be signed by or on behalf of the transferor and, except in the case of fully-paid shares, by or on behalf of the transferee.

Where any class of shares is for the time being a participating security, title to shares of that class which are recorded as being held in uncertificated form, may be transferred by the relevant system concerned. The Directors may in their absolute discretion and without giving any reason refuse to register any transfer of shares (not being fully paid shares). The Directors may also refuse to register a transfer of shares unless the instrument of transfer:

(i) is lodged at the transfer office accompanied by the relevant share certificate(s);

(ii) is in respect of only one class of share; and

(iii) is in favour of not more than four persons jointly.

The Directors of the Company may refuse to register the transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirements) under the Uncertificated Securities Regulations 2001 to register the transfer; and they may refuse to register any such transfer in favour of more than four transferees. The Directors may refuse to register any transfer if it is their opinion that such transfer would or might (i) prejudice the Group's right to hold, be awarded or granted or have renewed or extended, any licence granted under the Broadcasting Acts, or (ii) give rise to or cause a variation to be made to, or a revocation or determination of, any such licence by Ofcom.

If the Directors determine following registration of a transfer of shares:

(i) and following consultation with Ofcom that, inter alia, by reason of the interest of a person in any shares of the Company transferred, Ofcom may vary, revoke, determine or refuse to award, grant, renew or extend a licence granted under the Broadcasting Acts; or

(ii) that any person has an interest in the shares of the Company which, inter alia, makes the Company a disqualified person under the Broadcasting Acts or which contravenes, or would cause a contravention of, any of the restrictions set out in Parts III, IV or V of Schedule 2 to the Broadcasting Act 1990, as amended by the Communications Act, or any order, direction or notice made pursuant to the Broadcasting Acts or Communications Act or such other restrictions as may be applied by Ofcom from time to time to disqualify certain persons or bodies from having interests in such a licence or to restrict the accumulation of interests in relevant services as defined in Schedule 2 to the Broadcasting Act 1990, as amended by the Communications Act;

the Directors shall be entitled to serve written notice (a "Disposal Notice") on the relevant transferee in respect of the shares transferred stating that they have so determined, specifying their grounds in general terms and calling for the disposal of such transferred shares as are specified in the Disposal Notice within 21 days of the date of such notice or such longer period as the Directors may consider reasonable and which they may extend. If the Disposal Notice is not complied with to the satisfaction of the Directors, they shall, so far as they are able, dispose of the relevant shares for the best price reasonably obtainable in all the circumstances. In addition, a member who has been served with a Disposal Notice shall not, with effect from the expiration of such period as the Directors shall specify in such notice (not being longer than 30 days from the date of service of the notice), be entitled to receive notice of, or to attend or vote at, any general meeting of the Company by reason of his holding the shares specified in the Disposal Notice.

Alteration of share capital

The authorised share capital of the Company currently consists of 3,000,000,000 ordinary shares of 50p each.

The Company may from time to time by ordinary resolution:

(i) increase its share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

(ii) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(iii) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled; or

(iv) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes).

Subject to the provisions of the Act, the Company may reduce its share capital redemption reserve, share premium account or other undistributable reserve in any way.

At the AGM of the Company held on 14 November 2003, shareholders approved a special resolution authorising the Directors to reduce the Company's share premium account by £1,120 million. In addition to the approval of the reduction by shareholders, the Company required the approval of the High Court, which was granted on 10 December 2003. The reduction became effective on 11 December 2003.

At the AGM of the Company held on 12 November 2004, shareholders approved a special resolution allowing the Company to buy-back up to 97,000,000 ordinary shares in the market, which was approximately 5% of the issued ordinary share capital at 1 October 2004. The authority expired on 11 November 2005, 12 months from the date of the passing of the special resolution. Buy-backs are by market purchases through the London Stock Exchange. Any shares purchased are cancelled thereby reducing the number of shares in issue. Under this authority the Company purchased, and subsequently cancelled, 97,000,000 ordinary shares of 50p each for a consideration of £544 million.

At the AGM held on 12 November 2004, shareholders approved an ordinary resolution in relation to Rule 9 of the City Code of Takeovers and Mergers (the "City Code") which waived the compulsory bid obligation that arises for News UK Nominees Limited when the Company repurchases shares under the authority granted by the special resolution detailed above. Under Rule 9 of the City Code, any person who acquires shares which, taken together with the shares already held by him or acquired by persons acting in concert with him, carry 30% or more of the voting rights in a company which is subject to the City Code is normally required to make a general offer to all of the remaining shareholders to acquire their shares. Similarly, when any person or persons acting in concert already hold 30% or more but less than 50% of the voting rights in such a company, a general offer will normally be required to be made if any further shares are acquired. An offer under Rule 9 must be in cash at the highest price paid within the preceding 12 months for any shares acquired in the Company by the person required to make the offer or any person acting in concert with him. The holding of News UK Nominees Limited as at the date of the AGM was 686,021,700 ordinary shares, representing 35.33% of the voting rights in the Company. If the compulsory bid obligation under Rule 9 had not been waived and the Company had repurchased shares under the authority granted by the special resolution detailed above and, at the time, the voting rights attributable to the aggregate holding of News UK Nominees Limited had continued to exceed 30% of the voting rights of the Company or, if, in the meantime, its holding had fallen below this level and, as a result had increased to 30% or more of such voting rights, News UK Nominees Limited would have been required to make a cash offer for the issued shares of the Company which it did not already own. The Panel agreed to waive the compulsory bid obligation arising in respect of a repurchase by the Company of its shares subject to approval of the ordinary resolution on a poll, subsequently received at the AGM, from shareholders independent of News UK Nominees Limited. The waiver in this ordinary resolution, which is valid only for so long as the authority granted pursuant to the special resolution detailed above remains in force, applies only in respect of increases in the percentage interest of News UK Nominees Limited resulting from market purchases by the Company of its own shares and not in respect of other increases in its holding. The authority granted by the special resolution detailed above has been exercised in full and the holdings of News UK Nominees Limited and the percentage of the voting rights in the Company attributable to such holdings, following the exercise of the authority increased from 35.33% to 37.19% of the Company's issued share capital.

At the AGM of the Company held on 4 November 2005, shareholders approved a special resolution that extended the buy-back authority for a further year, allowing the Company to buy-back up to 92,000,000 ordinary shares in the market, which was approximately 5% of the issued share capital of the Company at 27 September 2005. Shareholders also approved an ordinary resolution in relation to Rule 9 of the City Code, explained above, which waived the compulsory bid obligation whilst the buy-back authority remains in force. In addition, in pursuing a continued buy-back authority, the Board considered that it was appropriate that the Company conditionally entered into a voting agreement with News UK Nominees Limited, dated 21 September 2005, which would limit the exercise of its voting rights to 37.19%. The voting agreement was conditional on the buy-back proposals being approved by shareholders and therefore became unconditional on 4 November 2005.

As at 27 September 2006, the Company had purchased, and subsequently cancelled, 92,000,000 ordinary shares of 50p each under this authority for a consideration of £493 million. The authority expired on 3 November 2006 and the Directors did not seek its renewal.

Issue of shares
Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company passed in general meeting, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right to renunciation), grant options over, or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

Disclosure of interests in the Company's shares
There are no provisions in the Articles whereby persons acquiring, holding or disposing of a certain percentage of the Company's shares are required to make disclosure of their ownership percentage, although there are such requirements under the Companies Act.

The basic disclosure requirement under Sections 198 to 211 of the Companies Act imposes upon a person interested in the shares of the Company a statutory obligation to notify the Company in writing and containing details set out in the Companies Act where:

(i) he acquires (or becomes aware that he has acquired) or ceases to have (or becomes aware that he has ceased to have) an interest in shares comprising any class of the Company's issued and voting share capital; and

(ii) as a result, either he obtains, or ceases to have:

  (a) a "material interest" in 3%, or more; or

  (b) an aggregate interest (whether "material" or not) in 10%, or more of the Company's voting capital; or

  (c) the percentage of his interest in the Company's voting capital remains above the relevant level and changes by a whole percentage point.

A "material interest" means, broadly, any beneficial interest (including those of a spouse or a child or a step-child, those of a company which is accustomed to act in accordance with the relevant person's instructions or in which one third or more of the votes are controlled by such person and certain other interests set out in the Companies Act) other than those of an investment manager or an operator of a unit trust / recognised scheme / collective investment scheme / open-ended investment company.

Sections 204 to 206 of the Companies Act set out particular rules of disclosure where two or more parties (each a "concert party") have entered into an agreement to acquire interests in shares of a public company, and the agreement imposes obligations/ restrictions on any concert party with respect to the use, retention or disposal of the shares in the Company and an acquisition of shares by a concert party pursuant to the agreement has taken place.

Under Section 212 of the Companies Act, the Company may by notice in writing require a person that the Company knows or has reasonable cause to believe is or was during the preceding three years interested in the Company's shares to indicate whether or not that is correct and, if that person does or did hold an interest in the Company's shares, to provide certain information as set out in the Companies Act.

Sections 324 to 329 of the Companies Act further deal with the disclosure by persons (and certain members of their families) of interests in shares or debentures of the companies of which they are Directors and certain associated companies.

There are additional disclosure obligations under Rule 3 of the Substantial Acquisitions Rules where a person acquires 15% or more of the voting rights of a listed company or when an acquisition increases his holding of shares or rights over shares so as to increase his voting rights beyond that level by a whole percentage point. Notification in this case should be to the Company, the Panel on Takeovers and Mergers and the UK Listing Authority through one of its approved regulatory information services no later than twelve noon on the business day following the date of the acquisition.

The City Code on Takeovers and Mergers also contains strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also to their respective associates during the course of an offer period.

Except where otherwise expressly stated, a reference in the Articles to any statute or provision of a statute includes a reference to any statutory amendment, modification or re-enactment of it for the time being in force.

Exchange controls

There are no UK government laws, decrees, regulations or other legislation which restrict or which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us or the remittance of dividends, interest and other payments to non-resident holders of our securities, except as otherwise described in the "Memorandum and Articles of Association – Dividend rights" section above, and the "Taxation" section below.

Under English law (and the Company's Memorandum and Articles of Association), persons who are neither residents nor nationals of the UK may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

Taxation

This section summarises basic UK and US tax consequences of the acquisition, ownership and disposition of shares and ADSs by a US Holder. For purposes of this summary, a "US Holder" is a beneficial owner of shares or ADSs who is (i) an individual who is a citizen or resident of the US for US income tax purposes, (ii) a corporation organised under the laws of the US or any state thereof or the District of Columbia, (iii) a domestic partnership, (iv) an estate the income of which is subject to US federal income taxation regardless of its source, or (v) a trust if a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust. However, in the case of a partnership, estate or trust, this discussion applies only to the extent such entity's income is taxed to the entity or its partners or beneficiaries on a net income basis under US tax law. This summary is based (i) upon current UK law and UK HMRC practice, (ii) upon the US Internal Revenue Code, Treasury Regulations, cases and Internal Revenue Service rulings, all of which are subject to change, possibly with retroactive effect, (iii) upon the UK-US Income Tax Convention currently in effect (the "Treaty"), and (iv) in part upon representations of The Bank of New York (the "Depositary") and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement dated as of December 2002, among the Company, the Depositary, and the holders from time to time of the ADSs of the Company (the "Deposit Agreement"), and any related agreement will be performed in accordance with their respective terms.

The summary of UK tax consequences relates to the material aspects of the UK taxation position of US Holders and does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes, (ii) whose holding of shares or ADSs is effectively connected with a permanent establishment in the UK through which such US Holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or (iii) that is a corporation which alone or together with one or more associated companies, controls directly or indirectly, 10% or more of the voting stock of the Company. The discussion set forth below is only a general summary and does not purport to be a technical analysis nor a description of all possible tax consequences.

Taxation
continued

The summary of US tax consequences may not completely or accurately describe tax consequences to all US Holders. For example, special rules may apply to US Holders of stock representing 10% or more of the total combined voting power of the Company, US expatriates, insurance companies, tax-exempt organisations, banks and other financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to mark-to-market, and persons holding their shares or ADSs as part of a straddle, hedging or conversion transaction, among others.

Tax consequences to each US Holder will depend upon the particular facts and circumstances of each such holder. Accordingly, each person should consult with his own professional advisor with respect to the tax consequences of his ownership and disposition of shares or ADSs. This summary does not discuss any tax rules other than UK tax and US federal income tax rules. The UK and US tax authorities and courts are not bound by this summary and may disagree with its conclusions.

US Holders of ADSs will be treated as owners of the shares underlying the ADSs. Accordingly, except as noted, the UK and US tax consequences discussed below apply equally to US Holders of ADSs and shares.

Taxation of distributions

Under current UK taxation legislation, no tax is withheld from dividend payments by the Company and generally no UK tax is payable by US Holders who are not resident or ordinarily resident for tax purposes in the UK on dividends declared on the shares.

US Holders who are not resident or ordinarily resident for tax purposes in the UK with no other source of UK income and no liability to UK tax are not required to file a UK income tax return.

For US federal income tax purposes, the gross amount of any distribution made by the Company to a US Holder with respect to any shares or ADSs held by the US Holder generally will be includable in the income of the US Holder as dividend income to the extent that such distribution is paid out of the Company's current or accumulated earnings and profits as determined under US federal income tax principles (subject to the discussion below under "US passive foreign investment company rules"). Dividends will generally constitute foreign source "passive" income for foreign tax credit purposes. The dividend income generally will not be eligible for the dividends received deduction allowed to corporations. If the amount of any distribution exceeds the Company's current and accumulated earnings and profits as so computed, such excess first will be treated as a tax-free return of capital to the extent of the US Holder's tax basis in its shares or ADSs, and thereafter as gain from the sale or exchange of property.

Dividends received by a non-corporate US Holder before 1 January 2011, with respect to such US Holder's shares or ADSs that constitute qualified dividend income, will be subject to a reduced rate of US federal taxation provided that such US Holder's shares or ADSs are held by such US holder for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the US holder meets other holding period requirements. Dividends paid by the Company with respect to Ordinary Shares or ADSs generally will be qualified dividend income.

Any non-US withholding tax with respect to a dividend may be used as a credit against a US Holder's US federal income tax liability, subject to certain conditions and limitations.

The amount of any dividend paid in non-US currency will be equal to the US dollar value of such currency on the date the dividend is included in income, regardless of whether the payment is in fact converted into US dollars. A US Holder will generally be required to recognise US source ordinary income or loss when such US Holder sells or disposes of non-US currency. The US Holder will have a tax basis in this non-US currency equal to the US dollar value of the currency on the date the dividend is included in the US Holder's income. This foreign currency gain or loss will generally be US source ordinary income or loss.

Taxation of capital gains

US Holders who are not resident or ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains realised on the disposal of their ADSs or shares unless they carry on a trade in the UK through a branch, agency or permanent establishment, or a profession or vocation in the UK through a branch or agency and such ADSs or shares are used, held or acquired for the purposes of the trade, profession, vocation, branch, agency or permanent establishment. An individual US Holder who has ceased to be resident and ordinarily resident in the UK for tax purposes for a period of less than five years, and who disposes of his or her shares or ADSs during that period, may be liable on his or her return to the UK to UK capital gains tax on any chargeable gain realised. The surrender of ADSs in exchange for shares should not usually give rise to UK corporation tax, or US or UK capital gains tax.

In general, for US federal income tax purposes, a US Holder will recognise capital gain or loss if such US Holder sells or exchanges shares or ADSs, provided that such shares or ADSs are capital assets in the hands of such US Holder (subject to the discussion below under "US passive foreign investment company rules"). Any gain or loss will generally be US source gain or loss. For an individual, any capital gain will generally be subject to US federal income tax at preferential rates if the individual has held the shares or ADSs for more than one year.

US passive foreign investment company rules

The Company believes that it will not be treated as a passive foreign investment company ("PFIC") for US federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is factual and cannot be made until the close of the applicable taxable year. The Company will be a PFIC for any taxable year in which either:

(i) 75% or more of its gross income is passive income; or

(ii) its assets that produce passive income or that are held for the production of passive income amount to at least 50% of the value of its total assets on average.

For purposes of this test, the Company will be treated as directly owning its proportionate share of the assets, and directly receiving its proportionate share of the gross income, of each corporation in which the Company owns, directly or indirectly, at least 25% of the value of the shares of such corporation.

If the Company were to become a PFIC, the tax applicable to distributions on shares or ADSs and any gains a US Holder recognises on disposition of shares or ADSs may be less favourable to such US Holder. Accordingly, each person should consult with his own professional advisor regarding the PFIC rules.

Inheritance and gift taxes

An individual who is domiciled in the US for the purposes of the United Kingdom-United States Estate and Gift Tax Convention (the "Estate Tax Treaty") and who is not a national of the UK for the purposes of the Estate Tax Treaty will generally not be subject to UK inheritance tax in respect of the shares or ADSs on the individual's death or on a gift of the shares or ADSs during the individual's lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the shares or ADSs are part of the business property of a permanent establishment in the UK of an enterprise or pertain to a fixed base in the UK of an individual used for the performance of independent personal services. Where the ADSs or shares have been placed in trust by a settlor who, at time of settlement, was a US Holder, the ADSs or shares will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the US and was a UK national for the purposes of the Estate Tax Treaty. In the exceptional case where the shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the UK to be credited against tax paid in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set out in that Treaty.

UK stamp duty and stamp duty reserve tax

A transfer for value of the shares will generally be subject to UK ad valorem stamp duty, normally at the rate of 0.5% of the amount or value of the consideration given for the transfer, rounded up (if necessary) to the nearest multiple of £5. Stamp duty is normally a liability of the purchaser.

An agreement to transfer shares or any interest therein for money or money's worth will normally give rise to a charge to stamp duty reserve tax ("SDRT") at the rate of 0.5% of the amount or value of the consideration for the shares or interest therein (with no rounding up or down). However, if a duly stamped instrument of transfer of the shares is executed in pursuance of the agreement and duly produced within six years of the date on which the agreement for sale is made (or, if the agreement is conditional, the date on which the condition is satisfied) any SDRT paid is generally repayable with interest, and otherwise the SDRT charge is cancelled. SDRT is in general payable by the purchaser. The UK Finance Act 1996 (amending the UK Finance Act 1986) makes it clear that (contrary to previous UK HMRC practice) SDRT will be levied in respect of agreements to transfer chargeable securities (which include shares) even where a person not resident in the UK buys chargeable securities from another non-resident and the transaction is carried out outside the UK.

Stamp duty or SDRT charges at the rate of 1.5% (in the case of both stamp duty and SDRT) of the amount or value of the consideration, or in some circumstances, the value of the shares, may arise on a transfer of shares to the Depositary or the Custodian of the Depositary or to certain persons providing a clearance system (or their nominees or agents) and will usually be payable by the Depositary or such other persons. It is possible for persons operating clearance services to make an election to HMRC subject to certain conditions, pursuant to which, instead of the 1.5% stamp duty or SDRT charge applying on entry as described above, a 0.5% SDRT charge would apply to transfers of securities made within the system.

In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the Custodian of the Depositary on any subsequent deposit of shares will be charged by the Depositary to the holder of the ADS or any deposited security represented by the ADS.

No UK stamp duty will be payable on the acquisition or transfer of an ADS or beneficial ownership of an ADS, provided that the ADS and any separate instrument of transfer or written agreement to transfer remains at all times outside the UK, and provided further that any instrument of transfer or written agreement to transfer is not executed in the UK. An agreement to transfer ADSs will not give rise to a liability for SDRT.

Any transfer for value of the underlying shares represented by ADSs (which will exclude a transfer from the Custodian of the Depositary or the Depositary to an ADS holder on a cancellation of the ADSs), may give rise to a liability to UK stamp duty. The amount of UK stamp duty payable is generally calculated at the rate of 0.5% of the amount or value of the consideration on a transfer from the Custodian of the Depositary to a US Holder or registered holder of an ADS, rounded up (if necessary) to the nearest multiple of £5. Upon cancellation of the ADS, however, only a fixed UK stamp duty of £5 per instrument of transfer will be payable.

US information reporting and backup withholding

Dividend payments on the shares or ADSs and proceeds from the sale, exchange or other disposition of the shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a rate of 28%. US federal backup withholding generally is imposed on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any US persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, Request for Taxpayer Identification Number and Certification.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability. A US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Documents on display

Certain documents referred to in this Annual Report can be inspected at our offices at Grant Way, Isleworth, Middlesex, TW7 5QD, England. A copy of the Annual Report can be downloaded from the Company's corporate website at www.sky.com/corporate.

We are subject to the periodic reporting and other informational requirements of the US Securities Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. The public may obtain information regarding the SEC's Public Reference Room by calling the SEC at 1-202-551-8090. Our public filings with the SEC are also available on the website maintained by the SEC at www.sec.gov.

Material modifications to the rights of security holders and use of proceeds

The constituent instruments defining the rights of holders of ordinary shares have not been materially modified.

Pursuant to the terms of the Deposit Agreement, The Bank of New York, as Depositary, has agreed to notify holders of ADSs of all actions of the Company in which shareholders of ordinary shares are entitled to exercise voting rights, thus facilitating the exercise of voting rights by holders of ADSs. The address of The Bank of New York is 101 Barclay Street, New York, New York, 10286.

Glossary of terms

Useful Definitions	Description
365 Media	365 Media Group plc
ADS	American Depositary Share (each ADS currently represents four ordinary shares of BSkyB)
ATC	Advanced Technology Centre
Basic Packages	DTH subscription packages which exclude Premium Channels
Bonus channel	A channel provided to a subscriber in addition to one or more subscription channels, but at no incremental cost to the subscriber
BSkyB or the Company	British Sky Broadcasting Group plc
Churn	The number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription), expressed as a percentage of total subscribers
DSL	Digital Subscriber Line
DTH	Direct-to-Home: the transmission of satellite services with reception through a minidish. The Group also retails certain Sky Channels to a limited number of DSL subscribers (references throughout to "DTH subscribers" include DSL subscribers)
DTT	Digital Terrestrial Television: digital signals delivered to homes through a conventional aerial, converted through a set-top box or integrated digital television set
EITF	Emerging Issues Task Force: a body which assists in providing financial reporting guidance under US GAAP
EPG	Electronic Programme Guide
ESOP	Employee Share Ownership Plan
Fiscal year or fiscal	Refers to the twelve months ended on the Sunday nearest to 30 June of the given year
Freesat	Non-subscription service offered by Sky
Freeview	The free DTT offering available in the UK
GAAP	Generally Accepted Accounting Principles
The Group	BSkyB and its subsidiary undertakings
HD	High Definition Television
IFRS	International Financial Reporting Standards
IP	Internet Protocol: the mechanism by which data packets may be routed between computers on a network
IPTV	Internet protocol television
linear television channels	television channels broadcasting consecutive scheduled programming
LLU	Local Loop Unbundling: a process by which BT's exchange lines are physically disconnected from BT's network and connected to other operators' networks. This enables operators other than BT to use the BT local loop to provide services to customers
Minidish	Satellite dish required to receive digital satellite television
MPLS	Multi Protocol Label Switching: a networking standard for including routing information in the data packets of an Internet Protocol network.
Multiroom	Installation of an additional set-top box in the household of an existing subscriber
Ofcom	Office of Communications
Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels
Premium Sky Distributed Channels	Disney Cinemagic (including a Disney multiplex channel, "Disney Cinemagic +1") (from 16 March 2006, The Disney Channel (including three Disney multiplex channels, "Toon Disney", "Playhouse Disney" and "Disney Channel +1 hour") was replaced by Disney Cinemagic (including a Disney multiplex channel, "Disney Cinemagic +1") and "Toon Disney" and "Playhouse Disney" became Basic Package channels) MUTV, Chelsea TV and Music Choice Extra. Until 23 July 2006, FilmFour (including the FilmFour multiplex channels,

	"FilmFour +1" and "FilmFour Weekly") was a Premium Sky Distributed Channel. From 23 July 2006, FilmFour has been broadcast as a free-to-air channel
Pub Channel	A wholly-owned business-to-business television channel available only to the licensed retail trade
PVR	Personal Video Recorder: satellite decoder which utilises a built-in hard disk drive to enable viewers to record without videotapes, pause live television and record one programme while watching another
RCF	Revolving Credit Facility
Set-top box	Digital satellite reception equipment
Sky	British Sky Broadcasting Group plc and its subsidiary undertakings
Sky+	Sky's fully-integrated Personal Video Recorder (PVR) and satellite decoder
Sky Active	The brand name for Sky's transactional interactive television services, including e-mail/messaging, games, betting, shopping, banking, travel services and ticket sales
Sky Basic Channels	Sky One, (and its simulcast version, Sky One HD), Sky Two and Sky Three, Sky News, Sky Travel (and its multiplex versions, Sky Travel +1 and Sky Travel Extra), Sky Travel Shop, Sky Sports News, Sky Arts (including its simulcast version, Sky Arts HD) (all references to Sky Channels relating to periods prior to 4 March 2005 exclude Sky Arts), Sky Vegas, Sky Poker, Flaunt, Bliss (which was named "The Amp" until 2 March 2006) and Scuzz. Flaunt, Bliss and Scuzz were disposed of by the Group on 31 December 2006
Sky Bet	Sky's betting services, provided through set-top boxes, the internet and via phone
Sky box office	Our pay-per-view service offering movies, sporting events and concerts
Sky Buy	Interactive and internet shopping services
Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and Sky Premium Channels
Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers
Sky Premium Channel Package	DTH subscription package which includes one or more of the Sky Premium Channels
Sky Premium Channels	Pack 1 (Sky Movies Comedy, Sky Movies Classic, Sky Movies Modern Greats, Sky Movies Family, Sky Movies HD1 and Sky Movies SD1 (simulcast of HD1)), Pack 2 (Sky Movies Action/Thriller, Sky Movies Indie, Sky Movies SciFi/Horror, Sky Movies Drama, Sky Movies HD2 and Sky Movies SD2 (simulcast of HD2)) and Bonus Channels (Sky Movies Premiere and Sky Movies Premiere +1)
Sky Talk	Home telephony service provided exclusively for Sky digital subscribers
SkyVenue	A wholly-owned business television channel available only to the licensed retail trade for viewing by their customers
Sky World	The top tier of packages that includes all Sky Premium Channels
Terrestrial channels	Television channels which have access to analogue spectrum. The UK currently has five terrestrial channels: BBC 1, BBC 2, ITV, Channel 4 and five
Transmission costs	Costs of transmitting channels to subscribers
Transponder	Wireless communication devices on satellites which send programming signals to minidishes
VAT	Value Added Tax: a UK sales tax levied on most goods and services
Viewing share	Number of people viewing a channel as a percentage of total viewing audience
VoD	Video-on-Demand
VPN	Virtual Private Network: a network that uses a public telecommunication infrastructure, such as the internet, to provide remote offices or individual users with secure access to their organisation's network
WAN	Wide Area Network: Companies link networks at different sites over the internet to form a secure WAN

Form 20-F cross reference guide

The information in this document that is referred to below shall be deemed to be part of the Annual Report on Form 20-F for 2007 that has been filed with the Securities and Exchange Commission. This information is the only information that is intended to be filed or incorporated by reference into any filing made by the Company under applicable US securities laws.

Item	Form 20-F caption	Location in this document	Page
9	**The offer and listing**		
A	Offer and listing details	Shareholder information – Share price information	102
B	Plan of distribution	Not applicable	n/a
C	Markets	Shareholder information – Share information	102
D	Selling shareholders	Not applicable	n/a
E	Dilution	Not applicable	n/a
F	Expenses of the issue	Not applicable	n/a
10	**Additional information**		
A	Share capital	Not applicable	n/a
B	Memorandum and articles of association	Shareholder information – Memorandum and articles of association	104
C	Material contracts	The business, its objectives and its strategy – Significant agreements	15
D	Exchange controls	Shareholder information – Exchange controls	107
E	Taxation	Shareholder information – Taxation	107
F	Dividends and paying agents	Not applicable	n/a
G	Statement by experts	Not applicable	n/a
H	Documents on display	Shareholder information – Documents on Display	109
I	Subsidiary information	Not applicable	n/a
11	**Quantitative and qualitative disclosures about market risk**	Consolidated financial statements – Note 22 "Derivatives and other financial instruments"	71
		Forward looking statements – safe harbour	1
12	**Description of securities other than equity securities**	Not applicable	n/a
13	**Defaults, dividend arrearages and delinquencies**	Not applicable	n/a
14	**Material modifications to the rights of security holders and use of proceeds**	Shareholder information – Material modifications to the rights of security holders and use of proceeds	109
15	**Controls and procedures**	Corporate governance report	39
15T	**Controls and procedures**	Not applicable	n/a
16A	**Audit committee financial expert**	Corporate governance report – Audit Committee	42
16B	**Code of ethics**	Corporate governance report – Corporate policies	39
16C	**Principal accountant fees and services**	Consolidated financial statements – Note 6 "Profit before taxation"	61
		Corporate governance report – Use of external auditors	43
16D	**Exemptions from the listing standards for audit committees**	None	n/a
16E	**Purchases of equity securities by the issuer and affiliated purchasers**	Consolidated financial statements – Note 24 "Reconciliation of shareholders' equity" – Purchase of own shares for cancellation and capital redemption reserve	75
17	**Financial statements**	Not applicable	n/a
18	**Financial statements**	Auditors' report	51
		Consolidated financial statements	52
19	**Exhibits**	Filed with the SEC	

British Sky Broadcasting Group plc
Grant Way, Isleworth,
Middlesex TW7 5QD, England
Telephone 0870 240 3000
Overseas +44 20 7705 3000
Facsimile 0870 240 3060
www.sky.com
Registered in England No.2247735

CarbonNeutral® company





AWARDS
2007

FTSE4Good


Dow Jones
Sustainability Indexes


FSC
Mixed Sources


The cover of this report is printed on Era Silk which contains 50% recycled and de-inked pulp from post-consumer waste. The remaining 50% is made up of Forest Stewardship Council (FSC) virgin fibre and pulp.

The text of this report is printed on Revive 50:50 uncoated, a 50% recycled paper manufactured with 25% de-inked post consumer waste, 25% unprinted pre-consumer waste and 50% virgin fibre. All pulps used Elemental Chlorine Free (ECF) and the manufacturing mill is accredited with the ISO 14001 standard for environmental management. The mill, merchant and printer are FSC accredited.

British Sky Broadcasting Group plc
Annual Review 2007


sky

eak surf

phony service in December 2006, Sky Talk
omers joining us during 06/07 to make the

Sky Talk Unlimited
A package offering Sky customers unlimited calls to UK landlines and 10 popular international destinations for just £5 per month.

Sky Broadband

Sky Broadband offers a variety of great packages to meet our customers' needs. From January to June this year, we've been adding one Sky Broadband customer every 30 seconds. Our network area now covers 70% of UK homes and 86% of cabled areas and customers that live within its reach can choose from:

Sky Broadband Base
Sky TV customers can get up to 2Mb download speeds and 2GB monthly usage – all for free.

Sky Broadband Mid
Offers faster download speeds of up to 8Mb and 40GB usage monthly for just £5 a month.

Sky Broadband Max
Offers super-fast speeds of up to 16Mb and unlimited monthly usage for just £10 a month.

Sky Broadband Connect
For customers outside of our network, we offer a package up to 8Mb with a monthly usage of 40GB for just £17 a month.

All Sky Broadband products come with a free wireless router, free 12 months McAfee security, 10 email addresses and 24/7 technical support.

Simple

From a leading TV company to a multi-product business, providing entertainment and communication services that have raised the bar for quality..

see spe

Sky TV

A personal entertainment centre, with freedom to choose from more than 500 TV and radio channels – top movies, sports, news, entertainment, lifestyle, documentaries, music and kids' shows – when and how our customers want it.

Sky+

The UK's most popular personal video recorder lets the viewer record up to 40 hours of TV, including two programmes at once, and pause or rewind live TV. 28% of Sky households now have Sky+. That's more than 2,374,000 homes.

Sky HD

An enhanced high definition viewing experience, with four times the picture detail. Sky offers 12 channels of HD content, with around 5,000 hours of HD programmes a month – more than the UK's five terrestrial channels offer in standard definition.

Sky Multiroom

Family members can watch Sky TV at the same time, in separate rooms on different channels. That's the individual choice available with Sky Multiroom.

Sky Anytime

Sky Anytime on PC: hundreds of titles from Sky Movies, Sky One, Sky Sports and more to download and watch on your PC, with over 2.5 million downloads since launch.

Sky Anytime on TV: the pick of the week's TV automatically recorded and ready to play for 1.7 million customers with Sky HD and Sky+ boxes.

Sky Anytime on Mobile: access to news, sports clips, movie trailers and the programme guide on the move.

Remote Record

Customers can use their mobile phone or the internet to set their Sky+ box to record. Sky was the first television service to enable people to do this.

Sky Talk

Since we launched our new Sky Talk tele sales have soared with 342,000 new cust most of our great value packages.

Sky Talk Freetime

Sky customers can get free evening and weekend UK landline calls, without even changing their BT number.

Contents

2007 Highlights

Financial Highlights

£4,551m

Group revenue

£815m

Operating profit

26.3p

Adjusted earnings per share

15.5p

Dividends per share

Customer Highlights

Strong customer growth (000s)


9,000
8,500
8,000
7,500
7,000
2005
2006
2007

Accelerating DTH Sales (000s)


2007
1,446
2006
1,275
2005
1,225

Accelerating Sky+ growth (000s)


2007
821
2006
665
2005
491

What we do changes as the world changes. But who we are and what we believe has stayed the same.

We've always believed we could make things better.

We've come a long way from the ramshackle start-up on a muddy building site in Osterley where we began. We've always been challengers and seen things differently. And we've stayed in Osterley along the way.

In 1989, there were only four TV channels in Britain. Hardly enough to lift 60 million imaginations. We believed in individual choice. That people deserved more. And more often on their terms.

It's just as true now, as it was then. And we haven't stopped working towards it. Better choice. Better opportunities. More freedom for more people. That's what we do.

Hearing the sound of leather on willow in Dolby 5.1. Using your mobile phone to set your Sky+. Feeling the intensity of top drama in crystal clear HD. Delivering simple, reliable and personal service – on the phone, on the web, to your home. Using energy more cleanly and efficiently. Broadband and phone services with real value.

We're always pushing for better. It's often hard. The establishment doesn't always like it. But we'll keep pushing. Sometimes it will be small things. Constantly asking how what we do today can adapt and improve. Sometimes it will be big and truly amazing.

Sky...

...Believe in better.

Chairman's statement



Rupert Murdoch
Chairman

"The convergence of media and telecommunications requires companies to innovate and adapt in order to maximise the growth opportunities in a combined sector forecast to be worth £25 billion in the UK alone. The dedication and dynamism of our people ensure that we, at Sky, are ideally placed to capitalise on these opportunities."

£25bn	20%	70%
Sector opportunity	Share of the sector today	Increase in the dividend over the past two years

The world of media and communications, without question, is changing at a faster pace than ever before. Customers are consuming content on their terms. Connectivity's unrelenting march to ubiquity continues. The boundaries between traditional media and previously adjacent sectors, such as broadband and telephony, are gone and this is creating an unprecedented change in the competitive landscape.

This convergence of media and communications has created a dynamic, fast moving sector that not only brings significant opportunities, but also a degree of uncertainty. This is manifest in the recent under performance of global media stocks, as investors have been unsure how the sector will evolve, and at what cost. Media companies that expected historical performance to protect their business models from this overlap have failed, and will continue to fail. To them the social and technological changes we are experiencing are a threat, not an opportunity. It is only now, following a prolonged period of investment, innovation and strategic positioning, that investors can see a successful new set of companies emerging.

These companies have adapted their strategies to the changing environment and embraced the values and culture necessary for success. Sky is one such company – no other company in the UK has achieved more in the past year to position itself for the future and set the pace of change to meet the needs of its existing and future customers.

One year ago, Sky was one of the UK's leading TV companies – today, not only have we built on that leading position but we have also become a major challenger to established players in the telecoms sector, participating in a combined industry forecast to be worth £25 billion by 2010. We have transformed ourselves into a multi-product business that offers customers Sky+, Sky HD, Multiroom, Sky Mobile TV, Sky Anytime, Sky Broadband and Sky Talk. No other company can provide consumers with such control and flexibility over how they watch, download or record content. By widening our product range, we have broadened the appeal of Sky and unlocked an unprecedented level of demand. We offer superior choice, quality and value to our customers and will remain a champion of choice and innovation in our expanded marketplace.

In addition, a sense of responsibility is ingrained across the organisation. Sky is the first major media company and only the second company in the FTSE 100 to become carbon neutral, finding ways to help customers save energy in their homes and contribute to the environment. More broadly, we are continuing to make a sustained and significant contribution to the arts, sport and education.

I would especially like to thank all of the non-executive directors for the time they have invested and for their continued support. In particular, I would like to thank Lord St John of Fawsley, who retired from the Board this financial year, for his contribution over many years of service.

One of Sky's greatest attributes is the quality of the people we employ. This year, we paid tribute to the 234 pioneering men and women who helped to launch the company against well established broadcasters nearly two decades ago. Our people's qualities then, of entrepreneurship and challenging the status quo, are equally apparent in our organisation today.

I want to thank all my colleagues for the hard work and dedication over the past 12 months that has positioned Sky as a leader in entertainment and communications. The proposed 27% increase in the full year dividend to 15.5 pence per share reflects the confidence the Board has in the current, and future, performance of the business.

Sky firsts and milestones

- 1998 Sky launches the UK's first digital television service.
- 1999 Sky broadcasts the world's first interactive football coverage.
- 2001 Sky introduces the UK's first integrated digital video recorder, Sky+.
- 2001 Sky switches off its analogue TV service.
- 2005 Sky News and Sky Sports News are streamed live to mobile phones as part of the new Sky Mobile TV service.
- 2005 Sky passes the target of 8m DTH customers ahead of schedule.
- 2006 Sky HD becomes Sky's fastest growing additional TV product ever.
- 2006 Sky HD broadcasts first live sport – England second Test vs Sri Lanka.
- 2006 Sky is the first major media company to become carbon neutral.
- 2006 Sky introduces the first remote control to assist the visually impaired.
- 2006 Sky makes movies, sports and entertainment available for download to PCs.
- 2006 Sky Broadband and Sky Talk challenge existing providers with a new level of quality and value.
- 2007 Sky News is named News Channel of the Year by the Royal Television Society for the fifth time in six years.
- 2007 Sky+ achieves its goal of reaching 25% of Sky customers – three years early.

Chief Executive Officer's statement



James Murdoch
Chief Executive Officer

"This has been a year of considerable change as we have continued our transformation from a single product company into a multi-product entertainment and communications business. Our broad product range offers choice, quality and value for millions of families in the UK and Ireland."

1 in 3

Households in the UK and Ireland have already chosen Sky TV

70%

Broadband network coverage of UK households

No. 1

Fastest growing broadband and telephony provider

This year has been one of enormous and important change for Sky. Not only has our pay television business continued to grow, but in August 2006 we launched our broadband and telephony services, furthering our transformation from one of the UK's leading TV companies to a multi-product entertainment and communications business. Already we are capitalising on our brand's strength and our speed of execution to build scale rapidly, becoming, in less than 12 months, the fastest growing broadband and telephony provider in the UK.

The overlapping media and communications landscape has moved rapidly during the past year and, at Sky, I am proud that we have continued to lead the way and take full advantage of the opportunities presented. Throughout the year, we've been executing a strategy that has sought both to drive, and take advantage of, the accelerating demand for bandwidth in all our customers' homes. We have seen this trend coming through in this year's results, with high levels of demand for our products from across the board.

Three things are at the heart of capturing this demand. First, a significant widening of our product set to provide customers with more choice and more products from Sky than ever before; second, our continued investment in a broad range of high quality, must-see programming; and, third, the building of a robust, state-of-the-art, network infrastructure. This has enabled us to deliver high bandwidth services such as Sky HD, Sky Anytime and up to 16Mb broadband in the most efficient and effective way. All of these have contributed to a fundamental alteration in the volume metrics of the business as this growth in our product range further broadens the appeal of Sky. This year we sold over four million products to our customers compared to around 1.7 million three years ago, a step change in our capabilities which we believe is sustainable into the future.

One such innovation occurred in this financial year when we launched our broadband and telephony products, Sky Broadband and Sky Talk. These not only offer our customers simple, flexible, high quality and compelling value services, but also


Quarterly product sales have tripled since 2004
c.1,200,000
DTH
Sky+
Sky Multiroom
Sky HD
Sky Broadband
Sky Talk
c.400,000
Product Sales
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2002/3
2003/4
2004/5
2005/6
2006/7

provide the company with a substantially increased addressable marketplace. Historically we had operated in an industry worth £7 billion. However, by moving into the adjacent sectors of broadband and fixed line telephony, we now operate in a combined sector whose value is over £20 billion today and is forecast to grow to around £25 billion by 2010.

This move allows us to capitalise on the significant growth opportunities available in both these sectors, whilst also driving growth in TV. There are still over 14 million families in the UK that have yet to choose a pay TV provider, but where they have, more than eight and a half million have chosen Sky. By broadening our product range we are better able to address some of the more traditional barriers customers have faced when choosing Sky.

Furthermore, offering broadband and telephony allows us to tap into an industry that, for too long, has over charged and under delivered to its customers. We can challenge the existing players by bringing our strengths to bear - brand and reputation, customer experience, innovation and content and product quality - to offer customers a much improved experience. Moreover, by passing on savings from the local loop unbundling process directly to our customers, we are able to offer our services at industry leading prices. This, in turn, has allowed us to achieve scale rapidly and lay the foundations for a broadband and telephony business that we believe will become earnings enhancing in 2010.

During the year we have taken significant steps to ensure that we will remain well positioned to capitalise on the opportunities brought by exposure to these sectors. We have invested time and capital in our brand so that, as well as being the company that customers most trust to bring together entertainment and communications, we are increasingly recognised for making a contribution to society and our local communities. We continued to raise awareness among our employees and customers over the importance of reducing their carbon emissions, invested in grassroots sport, the arts, learning and local education and increased the accessibility of our products for disabled customers.

3.2m+

Customers now choose more than one product from us

"We've been executing a strategy that has sought both to drive, and take advantage of, the accelerating demand for bandwidth in all our customers' homes."

James Murdoch

Sky has always stood for choice and entertainment and at its heart is our approach to, and our value of, content. We pride ourselves on the unrivalled breadth, depth and quality of our onscreen programming and we have spent the year furthering our leadership in this area. For example, we acquired rights to great shows such as 'Lost' and 'Prison Break'; invested in original commissions such as Terry Pratchett's 'Hogfather'; we renewed our movie output agreement with Sony; we reached agreement with MGM to bring Bond to Sky Movies; and we further broadened our sports offering by showcasing the America's Cup, Hickstead showjumping and Super League netball, to name but a few.

We have also given customers greater choice and flexibility around how they choose to enjoy our programming. Today, we are the only national provider of HD; we allow customers to record programmes onto their Sky+ box via their mobile; we have Europe's largest mobile TV service; we have recently launched our Sky Anytime on TV service that pushes popular, up-to-date content on to a split hard drive on a customer's Sky+ or HD box; and we have pioneered multi-platform coverage of the Champions League and the Ashes, broadcasting simultaneously via standard definition (SD), HD, broadband and mobile.

Not only do our customers get the best quality and choice but we also have ensured that they get great value. This has been demonstrated by the success of our 'See, Speak, Surf' campaign which has attracted new customers to Sky by clearly marketing the superior choice, quality and value of our TV, broadband and telephony products for as little as £15 per month. We do not force the customer to accept a fixed bundle of services, nor do we offer short-term deals for particular product combinations. Instead we package our services simply and transparently so that customers can choose what they want based on their individual needs.

We have invested significantly in building out our state-of-the-art network so that it now covers 70% of UK households, a full six months ahead of initial plans. We now have a hybrid network that combines the advantages of satellite distribution, PVR storage and broadband connectivity. This satisfies the requirements for high bandwidth, local storage and peer-to-peer interaction that our customers seek whilst ensuring efficient and cost effective product delivery.

Our levels of customer service have always led the industry, and this year we have continued to raise the bar as we seek to increase our competitive advantage. Following on from our investment in new customer management systems last year, we have continued to improve the simple, reliable and personal nature of interactions with our customers. During the year we have shortened engineer visit windows, established a dedicated moving home team and equalised our product pricing for new and existing customers.

The desire and dedication shown by our people over the past 12 months has placed us in a strong position. Further challenges and opportunities will present themselves in 2008, but we are well placed as an organisation to pre-empt these and turn them to our advantage – it's never been a better time to join in.

What Sky is all about

Choice



An individual experience

With more than 500 TV and radio channels offering a wide variety of news, sport, movies, entertainment and information, people turn to Sky for programmes and channels that reflect their interests and aspirations as individuals. Our investment in content of £1.6 billion in the last financial year continues to attract new customers who are looking for the freedom to choose what they watch. People build lasting relationships with our products, our programmes, and our brand, and will continue to look to Sky as new platforms and means of distribution - such as user-generated web content - become more widespread.

Ideas



Setting entertainment free

Always looking to improve, always with an eye on the innovations that will make the customer's experience richer or easier. As each new product or service launches, customers are quick to show their approval. Sales of our Sky+ box and Sky HD are prime examples of this. Sky, and its customers, are enjoying the results of customer-focused innovation.

Leadership



Pushing the boundaries

True to our pioneering spirit, we are now part of a multi-platform arena where we can offer customers broadband and telephony alongside pay TV, all in one package. We're challenging the high prices of our rivals, and challenging the levels of customer service, too. Offering many opportunities for growth, our 'See, Speak, Surf' package moves us from a £7 billion TV industry to a combined sector valued at £25 billion by 2010.

Relationships



Getting closer to customers

Customer service at Sky is both a way of life and a large scale operation. More than 6,000 contact centre staff and 3,800 engineers aim to ensure our customers' experience of Sky is the best it can possibly be, 24 hours a day. And each new or enhanced product or service brings with it new customers and new enquiries, all adding to the opportunities we have to get closer to our customers.

Trust



How we contribute

A place in more than eight and a half million homes brings exciting opportunities to make a valuable contribution. While focusing on our business goals, seeing our existence as part of a bigger picture is central to becoming a stronger business.

We concentrate on six areas: including everyone, inspiring learning, building arts, sustaining environment, developing people and doing better. We've become the world's first carbon neutral media company; we use our base in communication and entertainment to help with learning. And we concentrate on innovations and customer support, which help more people make the most of what we have to offer.

People



Our people make Sky what it is

Sky is full of talented people working on products, services and experiences that shape the future of entertainment and communication. Ours is an entrepreneurial culture, and we aim to attract and develop the skills and knowledge of people who share our values.

An individual experience

Sky customers can view exactly what they want by choosing any combination of Sky's basic channel 'mixes', with the option to add premium sport and movie channels.

Sky's success is built on offering an unparalleled range of high quality entertainment. This has made Sky a feature in around a third of UK homes – with many more people joining every day. We are now able to widen our product set and distribution platforms, and continue to provide customers with the freedom to view their own individual choice of entertainment.

With over 500 TV and radio channels offering such a wide variety of viewing, listening and interactive options, people know where to come when they want choice. Our focus on programming – an investment of £1.6 billion for the last financial year – keeps our existing customers tuned in and turned on, and above all, loyal. The quality and choice continues to attract new customers, whether for high-rating shows, Premiership football and movie premières, or comedy, nature, arts, grass roots sports and many other streams of programming.

Something for everyone

With so many channels offering such a breadth of content, individuals and families can now enjoy something that suits them on their terms. We've made the choice easy by grouping our channels into 'mixes': Variety, Kids, Knowledge, Style and Culture, Music, News and Events. Viewers pick a combination of mixes, then add premium mixes of sport or movies if they wish. Great news for customers – they pay only for what they want to watch. Great news for Sky – with more and more people joining. We've now extended this principle to our premium movie channels, with customers able to choose from genre-based packages which include channels dedicated to Drama, Comedy, Family and Action & Thriller.

Building relationships that last

We now have over six million Sky Sports customers, many of whom will recall the limited sports coverage on UK television before Sky broke the mould. Nothing better demonstrates the Sky story – that of winning customers by delivering the programming they want. Similarly, Sky One goes beyond chasing ratings to develop shows that build a customer affinity with the channel – prime-time shows like Lost, which create a buzz and a community of interest, or The Simpsons, which Sky One airs four years ahead of any other channel.

Our customers' affinity with our programming extends even further now, with Sky Cast, our user-generated video portal, where customers can edit, upload and share their own content, even from a mobile phone. It adds to the content-rich experience of being part of the Sky community, as well as promoting Sky's programming to an online audience.


SKY CAST
BETA
sky
Home
Videos
Channels
People
Upload
Mobile
Greenhouse
SEARCH
ABOUT THIS VIDEO

Sky Cast www.skycast.com features highlights and exclusive extras from Sky's leading TV shows alongside home-grown TV made by our viewers.



For everyone

Over 40 specialist foreign language channels, 13 dedicated to religion and faith, 14 news and current events channels, and the UK's only dedicated arts channel, Sky Arts.

£1.6bn

Investment in programming in the last financial year



Bringing Sky to life

An enhanced viewing experience, with four times the picture detail providing vibrant colour, intense detail and amazing clarity. Sky customers can watch HD TV covering nature, history, arts, sports, movies and entertainment.

292,000
HD subscriptions sold in 14 months

5,000
Approximate hours of HD programming each month

12
Channels of HD TV

NATIONAL GEOGRAPHIC CHANNEL

Setting entertainment free

In today's converging entertainment and communication world, we understand how our customers' lives are changing, and we change with them. From creating the UK's first digital TV service to offering the first remote control for the visually impaired, Sky understands the power of innovation. There's one constant, though, that's a part of every new idea – the Sky customer.

Every launch, every upgrade, every enhancement, we're doing it with our customers in mind. And however sophisticated some of the technology may be, the aim is simplicity – to make it easy for our customers to get what they want from Sky, when and where they want it. It works for them. And it works for us – our innovations are steadily increasing the products and services we sell and unlocking record levels of demand.

Sky HD
As an example, look no further than Sky HD (high definition), our fastest-selling new TV product ever, with 292,000 HD subscriptions sold since launch in Summer 2006. And with three million UK homes having an HD-ready TV, customers have almost doubled quarter on quarter. Interestingly, in the most recent quarter, 22% of those taking Sky HD were completely new to Sky. Again it's a case of providing what customers want. And with around 5,000 hours of HD programmes a month, we're already offering a third more hours in HD as the five terrestrial TV channels do in standard definition. We offer fantastic variety too, with around 250 HD movies a month, plus major sports, documentaries and entertainment shows in HD, as well as the world's first HD version of The History Channel.

Sky Anytime
Sky Anytime on PC and Sky Anytime on TV each offer an on-demand library of entertainment, movies and sports. Already more than 400,000 customers enjoy the flexibility of selecting our highlights to watch on their computer screens. And you can now take Sky TV with you, when you want, where you want. Sky Anytime on Mobile provides mobile phone access to news, sports clips, movie trailers, the programme guide, Sky Bet and more.

Sky+ and Remote Record
Customers clearly like the Sky+ personal video recorder as well. It's now in well over two million households, or more than a quarter of our subscribers, three years ahead of the target we set ourselves. Customers can even set their Sky+ box to record from anywhere in the world, either online or by texting from a mobile.

We're always looking to improve, always with an eye on the innovations that will make the customer's experience richer or easier, and which will keep customers joining in. It's a mindset of continually challenging the accepted wisdom and fighting the status quo, to provide for the ever-changing needs of our customers.



Sky Anytime
Today
9:00pm
528 Nat Geo
Built For The Kill
Record
Back
More
Send
Camera

Remote Record With Remote Record customers can use their mobile phone to set their Sky+ box to record. And with Sky Anytime on Mobile, they can also receive the latest news, sports clips and movie trailers on their mobile.

2,374,000

Homes that have a Sky+ box, covering 28% of Sky households

Taking the lead

We took a lead in bringing UK sports broadcasting from occasional events to dedicated channels, to what is now a multi-platform experience. Our customers can choose to view on TV, computer or mobile, including the Ryder Cup exclusively until 2012.



MIZUNO

716,000

Total Sky Broadband customers as at 30 June 2007

526,000

Sky's telephony service, Sky Talk, now has more than half a million customers

SKY SPORTS

Pushing the boundaries



In the last quarter, new customers joined Sky Broadband at a rate of one every 30 seconds and Sky Talk at a rate of one a minute.

Sky has always been a challenger. It's in our history and in our culture. From setting out to change the face of British television in 1989, through the launch of the UK's first digital TV service in 1998, right up to today, with our most significant product and service expansion ever.

In 2006 we launched Sky Broadband and a new Sky Talk proposition, both with offerings that radically challenged the existing industry providers. Sky Broadband now offers our customers high speeds, easy installation and free security and wireless routers, all at lower prices than those offered by the established providers. To deliver this, Sky has invested in developing its own broadband network which now covers over 70% of UK households and 86% of cabled areas, through the process known as 'local loop unbundling' of BT exchanges. Alongside this, Sky Talk now gives all Sky customers the right to free UK evening and weekend calls, and we are now developing our own line rental product to complement the service. In both areas we have become a major challenger of industry pricing, delivering significant savings to our customers.

'See, Speak, Surf'

In January 2007 we launched our 'See, Speak, Surf' package of TV, phone and broadband from one company. Our price was much lower than many people thought they would have to pay for just TV, and also much lower than some people were already paying for just broadband. Our advertising provided clear and straightforward price comparisons to drive the point home, with simple, factual demonstrations of the benefits of switching to Sky. In a short space of time, this marketing approach has generated huge interest in Sky Broadband and Sky Talk, shown by a substantial increase in enquiries and sales at our contact centres. But we've also made huge strides in associating Sky with value for money and transparent pricing, which is changing many people's attitude towards pay TV.

From a standing start, we've grown our Sky Broadband customer base to 716,000 in less than 12 months. This also increases our exposure to opportunities in the online advertising sector, which is growing at nearly 50% a year. Sky Talk has more than doubled over the year to reach 526,000 customers, driven by the launch of our new Freetime and Unlimited packages in December 2006.

Bandwidth, any way you want it

Here's another challenge to the market. The current trend is towards using more bandwidth and we are ahead of the game. We offer a unique combination of high bandwidth satellite, home storage through Sky+ and a state-of-the-art network that facilitates fast broadband and on-demand services. The point is, we'll always look to deliver our products and services in the best way for our customers.



Sky Anytime on PC Sky TV customers can get Sky Anytime on PC, and catch up on the latest sports news and highlights – as well as top series, news updates and blockbuster movies – all on their PC.

Getting closer to customers

Award-winning accessibility service dedicated to our disabled customers.

As we roll out new products and enhanced services as part of our multiple platform strategy, our customer service teams are proving to be up to the task. The more we offer, the more customers and calls we attract. Every conversation is yet another opportunity to get closer to our customers, to understand their varying needs, and to make sure their experience of Sky is the best it can possibly be.

It's not something you can achieve overnight, but having operated a round-the-clock contact centre since 1998, it's an area we're very experienced in – and of which we're justifiably proud. In this financial year we'll have handled over 55 million calls – that's over 150,000 a day – covering a complex mix of enquiries relating to our programmes, technology, bills, prices, installation dates and times, and general sales requests. It's not all phone calls either. Tens of thousands of customers upgrade their viewing package, order a new product, or view their statement by pressing the red button on their remote control.

Investing in service

Our customer contact centres have been based in Scotland for 18 years now, and we're one of Scotland's largest private sector employers. More than 6,000 staff work a pattern of over 200 shifts to provide a service that can flex up and down in relation to demand. This year we've upgraded our contact centre in Livingston, and opened a new one at Uddingston, near Glasgow. Our Customer Relationship Management system, which we implemented in March 2006, helps us to understand and address our customers' needs even more effectively, and offer a truly personalised service, as we launch new products.

4.4m

Number of home visits that 3,800 field engineers made during the year

Added to that, 3,800 field engineers made 4.4 million home visits during the year to install, service or upgrade customers' equipment offering the convenience of morning or afternoon slots. Our team works to manage peaks of demand, such as 100,000 installations in the week before Christmas 2006. We even have a 'Home Move' team with 200 dedicated advisors, so customers don't miss out on Sky at what we know can be a busy and stressful time.

Service experience supports customer growth

More than 1.2 million product sales in Q4 of this financial year reflect the growth in the range of products available – a comparable figure three years ago would have been 400,000. We sell a Sky+ box almost every 30 seconds, and on the day we opened registration for Sky HD, customers were calling from ski holidays and shopping trips to place their order. Now with Sky Broadband, we're activating tens of thousands of customers each week, with an average connection time of 11 working days.

Having said all that, it's never our intention to stand still when it comes to customer service. Our goal is to make sure we look after our customers and deliver a world-leading customer experience. And because TV and the internet are 24/7, so is our customer service.



Over 6,000 customer service staff work 200 different shifts to provide round-the-clock cover for enquiries.




LOST
A BRAND NEW SEASON
SKY
HD

Joining in

In the week before Christmas, our team completed 100,000 installations to make sure our new customers could get the very best holiday season entertainment.

14m

Hours saved of our customers' time by introducing AM and PM slots

1,595

Number of directly employed engineers trained in disability awareness



This is great news for students. We know that today's young people need to embrace as many resources as possible to help them with their studies. Sky Learning is a real asset and an important supplement to traditional classroom tools.



Deryn Harvey, DCSF Innovation Unit

How we contribute

From the beginning, our priority has been to put customers first. Now, with a place in more than eight and a half million homes, our ever-more prominent role in society brings with it both serious responsibility and exciting opportunity.

Making a difference is central to becoming a stronger business. People see Sky as a champion of choice and value, and our role in society is about being both responsible and creative – about taking a lead on issues, as well as anticipating challenges. It's all about knowing who we are and who our customers are, focusing on our goals as a business, and seeing the bigger picture. This helps us build closer relationships with our customers, and it also helps us attract talent and a wider base of investors.

Energy and climate change

Energy use and climate change have rapidly become a big concern, and areas where people expect companies to behave conscientiously and responsibly. Here at Sky, we're trying not only to do our bit, but to break new ground. Last year this culminated in Sky being the first media company in the world to become carbon neutral. March 2007 saw the launch of our new 'auto-standby function' which automatically puts Sky+ and Sky HD boxes to sleep overnight. It is estimated that this could reduce the UK's carbon dioxide emissions by 32,000 tonnes a year. That's nearly as much as our own direct carbon footprint.

Like all our initiatives, Sky's action on energy and climate change is not only socially responsible, but also based on a strong business sense. Our Carbon Calculator helps people work out their carbon footprint and demonstrates where they can make cutbacks and improvements. It not only helps our customers save energy, but crucially, helps us retain the customer loyalty we've built with them over the years.

Learning

Sky has long been known for its excellence in sports broadcasting and entertainment, and we are increasingly using that base to engage with viewers on an educational level. We've set up the Sky Learning recommendations engine, the first tool to search across the entire digital TV platform. Students, parents and teachers can enter their area of study and find scores of suggestions for educational programming relevant to what is being taught in classrooms.

Sky is a leader in sports coverage. But as well as showing some of the world's greatest sporting events, we also get directly involved in bringing together education and sport at grass roots level. Run in partnership with the Youth Sports Trust, Sky Living for Sport is designed to connect with and motivate young people at risk of dropping out of school. Teams of world-class athletes visit various schools throughout the country. It has reached more than 500 schools and involved over 14,000 young people in the UK.

Putting power in customers' hands

Providing our viewers with a great range of programmes is one of our core aims, but it's just as vital to make sure everyone has the means to make the most of what's on offer. With this choice must come responsibility, and so we continue to work to provide choice in a way that's manageable for customers, including providing user-friendly parental control technology such as PIN protection, and the ability to remove channels from the Electronic Programme Guide.

When it comes to accessibility, Sky not only has a dedicated team to support customers with disabilities, but we have also worked with Scope and Age Concern to develop and launch new remote controls. The large, bolder design makes the controls much easier to use for customers with vision and mobility impairment.

For more information please visit www.sky.com/responsibilities


sky
CARBON
CALCULATOR

Carbon Calculator With Sky's Carbon Calculator, people can estimate the amount of carbon dioxide produced by their home and travel – known as their carbon footprint. They can then discover and test ways of reducing their energy use.



Living for Sport Sky Living for Sport has brought top athletes into the classrooms of over 500 schools throughout the UK, using sport to help young people achieve their goals.



Accessible remote controls Sky launched the first accessible remote controls in the UK to assist customers with vision and mobility impairment.

32,000

CO_2 emissions 32,000 tonnes a year could be cut from the UK's carbon dioxide emissions by our new auto-standby function



Education

Sky Learning helps both students and teachers find relevant educational material, linking the school curriculum with quality programming, and bringing ideas to life on screen.

www.sky.com/learning

Our people make Sky what it is

> Sky is very good at finding talent, developing people and allowing them to grow. I've had opportunities and I've grabbed them with both hands. I love my job and working at Sky.
>
> Grant Best, Director Premiership Football

Sky is a special place. We attract, nurture and retain talented people who'll keep it that way. People who share our values and want to play a role in shaping the future of entertainment and communication. We believe in ensuring people can stretch their abilities as far as they will go; and in enabling them to create great products, services and experiences for our customers. More than 3,700 people joined Sky this year, while others have been developing their career with us through promotion, moves, on the job training and through working on exciting projects.

Attracting and developing the best talent

In the last year we recruited over 3,700 people, mostly through our jobs website, but also through our graduate and placement scheme, and a Modern Apprenticeship in customer operations. Once onboard, we focus on creating opportunities and encourage people to develop both on and off the job. In 2006, 78,029 training days were held, including more than 1,000 managers completing over 6,000 hours of training in 'Managers Essentials'.

We also tailormake training programmes for Sky people i.e. HDTV technical, engineering, operational, creative and support. Our HDTV technical training programme has been put forward for a National Training Award.

We expanded e-learning and in the last year, over 20,000 e-learning courses have been completed. The Learning Zone has over 5,000 registered users and over 15,000 books, CDs or DVDs have been borrowed since 2005.

Getting everyone involved

Sky Forum, an elected group of 70 employees, discusses a wide range of topics, including general facilities and business initiatives. Senior executives talk to the Forum regularly about Sky's strategic priorities. In addition, our People Survey collects the views of everyone at Sky, and many business improvements in recent years have been made as a direct result of this. This year we produced our People Review to add to the array of informative publications highlighting what Sky is about. It acknowledges the efforts of people who have been making a difference to Sky as a place to work, and gives potential recruits a sense of what they can get involved in when they join Sky.

Staying healthy

We continue to focus on ensuring our people have healthy and safe working lives. We have implemented a new system to collect occupational health data, which helps us better direct our resources – for instance providing physiotherapists and experienced counsellors on our three main sites.

Feel Karma is now a recognised wellbeing programme offering our people the tools and information to lead a healthy lifestyle and to use our health services and benefits appropriately. Our Feel Fitness Karma promotion took place on our main sites, with over 4,600 staff making an appointment for a free health assessment with advice on matters such as nutrition, exercise and stopping smoking. Health and safety is an important area too – with employees installing satellite dishes and reporting from war zones, we have developed role-related H&S training initiatives to ensure everyone has the appropriate support. We've also been running a well-received and highly successful long-term health and safety programme aimed at reducing the number of work-related road accidents.

Reward and recognition

Our competitive benefits package includes a pension plan, life cover, a Sharesave scheme, healthcare plan and free Sky+ for all employees. The Sky Choices programme allows employees to make tax-efficient choices in areas such as childcare and mobile phones, as well as savings on a bicycle for travel to work, and on Sky products and services. Our annual Team Sky awards allow employees to nominate colleagues who demonstrate our values of being 'tuned in, inviting, irrepressible and fun', with the winners receiving significant prizes. Over 1,000 nominations were made in 2006.

For more information please visit
www.sky.com/corporate
www.sky.com/jobs


I'M
FEELING
KARMA
sky
Staying healthy More than 4,600 staff made appointments for a free health assessment with advice on matters such as nutrition, exercise and stopping smoking.


People Survey 9,534 Sky employees made their voice heard in our 2007 People Survey.


Sky Sharesave Over 2,300 staff took up the most recent Sky Sharesave option. This means there are now over 6,200 Sky Sharesave accounts in total.

78,000+
Number of training days held in 2006


SKY NEWS

Many talents

Sky News has 500 staff worldwide, bringing viewers breaking news whenever and wherever it happens. It has won the RTS News Channel of the Year for five of the last six years.

100m

Sky News is available to around 100 million people across Europe



Jeremy Darroch
Chief Financial Officer

"Our expanded product set has widened the appeal of Sky and we saw record demand across the board. This was reflected in a strong financial performance with double digit revenue growth, progress in our key metrics and strong cash flow generation. Our 2007 operating profit reflected this strong demand and our investment in future growth. We are executing well on our plans in order to build a durable business for the long term that will create significant value for shareholders."

1.4m
DTH sales

4m+
Product sales

10%
Revenue growth

Overview
Sky generated growing levels of demand in the 12 months to 30 June 2007 ("the year"), as we continue our evolution from a single product company into a multi-product business. The superior choice, quality and value of our products and services, coupled with the success of our 'See, Speak, Surf' marketing campaign, have combined to attract record customer numbers to our platform. We recorded 1,446,000 customer additions in the year, the highest since analogue switch-off in 2001, and annual net customer growth of 406,000 leaves us firmly on track to meet our target of 10 million DTH customers in 2010.

One year after becoming carbon neutral Sky's leadership on climate change was recognised with the prestigious Man Group International Climate Change Award at the 2007 Business in the Community Awards.

Our product range has never been stronger, with more customers choosing more products from us than ever before. We had record annual product sales of over four million, an increase of 68% on the prior year. We have also improved the product mix among our existing base with one in three customers now choosing an additional product. Sky+ exceeded its 25% penetration target three years early and we remain on track to achieve our 30% Multiroom penetration target in 2010. Sky HD added 254,000 customers in the year, the fastest take-up of an additional TV product that we have seen.

The successful launch of Sky Broadband and Sky Talk has played an important role in generating these levels of demand. At the end of the year we recorded 716,000 broadband customers and 526,000 telephony customers. We have been encouraged by early customer mix, with 71% of our on-net broadband customers choosing a paid-for product and 93% of customers connected within 11 working days. Our local loop unbundled ("LLU") network covered 70% of UK households, a full six months ahead of plan.

We also saw the first evidence of our investment in broadband and telephony bringing additional operational and financial benefits. This investment has provided us with a further tool to attract new customers, with around a third of our fourth quarter broadband customer additions being new to Sky. Increasing our emphasis on broadband and telephony in acquisition and retention has enabled us to reduce the use of viewing package discounts. Whilst this led to a short-term increase in churn, it has improved the long-term health and profitability of our customer base, and contributed to strong ARPU. We have seen the benefits of spreading our fixed marketing costs over a larger customer base, with subscriber acquisition costs ("SAC") showing a year-on-year reduction for the first time in three years.

Overall, the considerable broadband investment this year, the benefits of which will be reflected in higher medium-term growth and profitability, has had an impact on reported operating profit which was £815 million against £877 million in the prior year and has resulted in adjusted earnings per share reducing to 26.3 pence (2006: 30.7 pence). Reflecting strong operational progress and on-track financial performance the Company is proposing a final dividend of 8.9 pence per ordinary share, which, combined with the interim dividend of 6.6 pence per ordinary share, results in total dividend growth of 27%. This represents a payout ratio of 44% of underlying earnings, slightly higher than the 40% which remains the Company's medium-term policy.

As previously outlined, 2008 will continue to reflect our investment for future growth with the second year of investment in broadband and telephony scale.

DTH customers (000s)


2007
8,582
2006
8,176

Dividends per share (pence)


2007
15.5
2006
12.2

Group revenue (£m)


2007
4,551
2006
4,148

Group operating profit (£m)


2007
815
2006
877

ARPU (£)


415
408
401
394
387
380
2004
2005
2006
2007

SAC (£)


280
260
240
220
200
180
2004
2005
2006
2007

53%

Sky+ customer growth

Operational review
In the 12 months to 30 June 2007 new DTH customer additions were 1,446,000, 13% higher than the prior year. Total product sales exceeded one million in each of the final three quarters of the year with our product range appealing to new and existing customers. During the year 29% of Sky+ additions, 16% of HD additions and 27% of broadband additions were new to Sky.

DTH churn for the year was 12.4%, an increase of 1.3 percentage points from the prior year. We made greater use of broadband and telephony in the promotional mix by removing the use of viewing package discounts in acquisition and retention. Excluding extra cancellations as a direct result of this change, we estimate that underlying churn fell by 0.1 percentage points to 11.0% compared with the prior year. We have made good progress, although we still expect churn to be affected, albeit on a reduced scale, in the early part of next financial year.

ARPU increased by £21 during the year to £412, reflecting the immediate benefit from a smaller number of offers and increasing additional product penetration.

Customer Summary

000s	30 June 2007	30 June 2006	Customer Growth
Total Customers [1][2][3]	8,582	8,176	406
Additional products:			
Sky+ [4]	2,374	1,553	821
Sky Multiroom [5]	1,343	1,047	296
Sky HD	292	38	254
Sky Broadband	716	-	716
Sky Telephony	526	184	342

[1] Includes DTH customers in Republic of Ireland (497,000 as at 30 June 2007, 427,000 as at 30 June 2006).
[2] Total customers include only primary subscriptions to Sky (no additional product subscriptions are counted). This does not include Freesat customers who do not subscribe to an additional Sky service or churned customers viewing free-to-air channels.
[3] DTH subscribers include subscribers taking Sky packages via DSL through Tiscali TV.
[4] Sky+ includes Sky HD households.
[5] Multiroom includes households subscribing to more than one set-top-box. (No additional units are counted for the second or any subsequent Sky Multiroom subscriptions within one household.)

After good net customer growth of 406,000 in the year, total DTH customers ended the year at 8.582 million, an increase of 5% on the prior year. The mix of products and the balance of packages remained strong: Sky+ households increased by 821,000 to 2.374 million, 28% penetration of the base; Multiroom households increased by 296,000 to 1.343 million, 16% of the base; and Sky HD finished the year with 292,000 customers. We further enhanced our product offering with the launch of Sky Anytime on TV, an additional service that showcases a selection of the week's programmes on-demand. Sky Anytime on TV is available to all Sky HD customers and to customers with the latest generation Sky+ set-top-box, over 1.5 million customers in total.

Sky Broadband ended the year with 716,000 customers, 81% of which were on our network. Of these on-net customers, 71% opted for a paid-for package. We had a further 32,000 customers registered to UK Online, Easynet's Residential Broadband service, bringing the total number of broadband customers to 748,000. We achieved our 70% network coverage target six months ahead of plan, with a total of 1,150 exchanges unbundled by 30 June 2007.

Our Sky Talk customer base nearly tripled to 526,000, with strong annual growth of 342,000. The attractiveness of our new packages led to 44% of Sky Broadband customers at the end of June also choosing a Sky Talk package.

During the year we continued to invest in, and received strong recognition for, our programming. We recently secured the exclusive TV rights to the upcoming Golden Globe nominated series 'Prison Break' and we announced a multi-year agreement with Sony, ensuring that Sky Movies customers will continue to enjoy the best movies from Sony Pictures on TV and via the PC. We received significant third party endorsements for the quality of our programming: Sky One received its first ever BAFTA awards, for 'Ross Kemp on Gangs' and 'Hogfather', whilst Sky News retained its RTS News Channel of the Year title and received the Broadcast Digital Award for Best News Channel of the Year.

On 27 July 2007, we announced the formation of a joint venture with Sony Computer Entertainment Europe to offer PlayStation Portable owners in the UK and Ireland the opportunity to watch Sky programming on demand and on the move. The service, due to launch in early 2008, further enhances the choice, control and flexibility of our content offering.

Financial summary
The financial performance in the year reflects a strong operational performance, investment for future growth and the impact of net exceptional items. Group revenue of £4,551 million included £74 million from Residential Broadband and £159 million from Easynet Enterprise. Group operating profit of £815 million included net operating losses of £169 million from Residential Broadband, £23 million of losses from Easynet Enterprise and a net exceptional gain of £49 million.

Excluding Residential Broadband, Easynet Enterprise and exceptional items, underlying operating profit was £958 million, an increase of 6% on the prior year.

Residential Broadband operating losses of £169 million were in line with our expectations, comprising revenue of £74 million and operating costs of £243 million. Of these costs, £50 million were included in marketing; £63 million in subscriber management; £108 million in transmission; and £22 million in administration. Easynet Enterprise operating losses of £23 million comprised revenue of £159 million and operating costs of £182 million, £4 million of which are included in marketing; £17 million in subscriber management; £116 million in transmission; and £45 million in administration.

Continued gross margin expansion

● Gross margin ● Programming costs


51%
Group revenue of £3.5 billion (2004) under UK GAAP


64%
Group revenue of £4.5 billion (2007) under IFRS (excluding exceptional credit)

Revenue

£m	2007	2006
Retail subscription	3,406	3,157
Wholesale subscription	208	224
Advertising	352	342
Sky Bet	47	37
Installation, hardware and service	212	131
Other	326	257
Total	4,551	4,148

Group revenue increased by 10% on the prior year to £4,551 million (2006: £4,148 million), despite the advertising sector downturn and a fall in wholesale subscription revenue.

Retail subscription revenue increased by 8% on the comparable period to £3,406 million (2006: £3,157 million). Excluding £70 million from Residential Broadband and Easynet Enterprise, underlying growth in retail subscription revenue was primarily driven by a 5% increase in the average number of DTH customers. ARPU saw strong growth in the year to £412, benefiting from the changes made to our promotional strategy part-way through the year and increasing additional product penetration.

Wholesale subscription revenue fell by £16 million to £208 million, with lower premium channel take-up among cable TV subscribers and the impact from the expiry (and non-renewal) of the contract to supply Sky's basic channels by Virgin Media. During the year we concluded wholesale agreements with Tiscali TV and a number of regional cable operators as we sought to widen the distribution of our channels.

Advertising revenue increased by 3% to £352 million, despite continued contraction of the TV advertising sector and the expiry of the contract to supply Sky's basic channels by Virgin Media. We continued to outperform the TV advertising sector, with our share increasing from an average of 13% in the 12 months to June 2006 to 14% in the 12 months to June 2007.

Wholesale subscription and advertising revenues continue to be impacted by the expiry and non-renewal of the basic channels carriage agreement with Virgin Media. As previously announced, we estimate that this will adversely impact operating profit by around £15 million, should the channels remain off their platform for the entirety of the first quarter of financial year 2008.

Sky Bet revenue was £47 million, an increase of 27% on the prior year, benefiting from five months of consolidation of 365 Media Group plc ("365 Media") and good growth in internet sports betting and TV games.

Installation, hardware and service revenue increased by 62%, from £131 million to £212 million. This reflects strong gross additions and customer upgrades, a higher proportion of premium priced hardware sales and a new contribution from Residential Broadband sales.

Other revenue was £326 million (2006: £257 million) with the majority of the increase driven by the full inclusion of Easynet Enterprise revenue for the year of £155 million. On an underlying basis, other revenues declined slightly, with reductions in Sky Active offsetting growth in website revenues.

Gross margin

Reported programming costs were £1,539 million, including an exceptional credit of £65 million from a third party channel provider. Underlying programming costs, excluding this exceptional gain, increased by £5 million on the prior year as major investment in sports rights was offset by savings and efficiencies in the other areas. This, together with good revenue growth, enabled us to expand gross margin further which, excluding the impacts of Residential Broadband, Easynet Enterprise and the exceptional gain, increased by two percentage points to 63%.

Sports costs increased by £76 million to £842 million, principally behind one-off events such as the Ryder Cup and the Cricket World Cup, together with the first full season of domestic cricket. We continue to expect sports costs for the 2008 financial year to increase by around £90 million following the start of the new FAPL contract.

Movie costs for the year were £285 million, a saving of £25 million on the prior year and the lowest absolute cost for seven years, as we continue to benefit from favourable contract renewals. There was also a foreign exchange benefit of £10 million from a more favourable average exchange rate at which US dollars were purchased.

News and Entertainment costs were £184 million. The reduction of £16 million on the prior year was due to a play-out of older stock in the prior year.

As previously outlined, we will continue to develop Sky One and invest in high quality, must-see content in line with our programming strategy.

Excluding the exceptional receipt from a third party channel provider, third party channel costs fell by £30 million to £293 million. A 5% increase in the average number of DTH customers was more than offset by favourable contract renegotiations which resulted in a 13% reduction in the average cost per subscriber to £2.92 per month.

Other operating costs

Operating costs, excluding programming, increased by £525 million on the prior year to £2,197 million, reflecting two main factors. Firstly, the strong demand we are seeing for our entire product range, with the strong DTH sales, record annual Sky+ growth and growing Multiroom and HD penetration. Second, other operating costs are impacted by our investment for future growth, which reflects the roll-out costs of Sky Broadband and Sky Talk, consolidation of Easynet Enterprise and spend related to infrastructure, broadcast facilities and the contact centre.

Marketing costs were £734 million, an increase of £112 million on the prior year which included a £49 million increase relating to Residential Broadband and £2 million relating to Easynet Enterprise. Marketing costs relating to new customers grew by £16 million to £316 million, reflecting the 13% annual increase in new DTH sales offset by lower SAC. SAC fell by £10 on the prior year to £251. The accelerating volumes of existing customer upgrades to Sky+, Multiroom and Sky HD resulted in a £5 million increase in investment to £81 million. Above-the-line costs rose by £21 million to £96 million, reflecting the successful launch of the 'See, Speak, Surf' campaign and our belief that increased brand investment benefits the long-term durability of the business. Retention and other marketing increased by £19 million to £187 million, predominantly due to further investment in our segmentation database and an increase in online marketing costs.

Subscriber management costs were £618 million, an increase of £150 million on the prior year which included £60 million relating to Residential Broadband and £8 million relating to Easynet Enterprise. The remaining increase related to installation, hardware and service costs, although these are offset by their associated revenues, higher contact centre costs and depreciation relating to the implementation of new CRM systems.

Transmission costs of £402 million and administration costs of £443 million increased by £168 million and £95 million respectively, principally due to the inclusion of an additional £199 million of Residential Broadband and Easynet Enterprise costs, an exceptional administration expense of £16 million relating to our legal claim against EDS, and increased depreciation of £15 million as a result of greater investment in IS infrastructure.

Profit

Reported operating profit of £815 million (2006: £877 million) included a net exceptional gain of £49 million, Residential Broadband losses of £169 million and Easynet Enterprise losses of £23 million. Excluding Residential Broadband, Easynet Enterprise and exceptional items, operating profit was £958 million, an increase of 6% on the prior year. Underlying operating profit margin was in line with the prior year at 22%, despite higher investment.

After the Group's share of operating profits from joint ventures of £12 million (2006: £12 million) and a net interest charge of £103 million (2006: £91 million), which included a positive £6 million mark-to-market movement (2006: £14 million loss) on the value of non-IFRS hedge accounted derivatives and £13 million dividends declared by ITV plc during the year, the Group made a profit before tax in the year of £724 million (2006: £798 million).

The total tax charge for the year was £225 million (2006: £247 million), at an effective rate of 31% (2006: 31%).

Operating expense

£m	2007	2006
Programming	1,539	1,599
Transmission and related functions	402	234
Marketing	734	622
Subscriber management	618	468
Administration	443	348
Total	3,736	3,271

Earnings

The Group's profit for the year was £499 million (2006: £551 million), generating basic earnings per share of 28.4 pence (2006: 30.2 pence). Adjusted profit for the period was £461 million (2006: £561 million), generating adjusted earnings per share of 26.3 pence compared to 30.7 pence in the prior year. The share buyback programme resulted in the number of shares outstanding reducing in the year by 2% to 1,753 million at 30 June 2007 (2006: 1,791 million).

Exceptional items

The Group reported a net exceptional gain of £49 million within operating profit, consisting of two items. Included within third party costs is a £65 million credit resulting from the payment relating to a proportion of the value of certain third party channels. Partially offsetting this was a charge of £16 million recorded within administration expenses relating to the legal costs of the Group's claim against EDS, which provided services to the Group as part of the Group's investment in CRM systems software and infrastructure. We currently expect to incur further costs of around £12 million in respect of this claim during the next financial year, which will be recognised as an exceptional cost.

Cash flow

The cash flow performance of the business demonstrated continuing strong cash conversion. Cash inflow from operations, including exceptional items, of £1,007 million (2006: £1,004 million) was slightly ahead of the prior year despite our investment in broadband and telephony.

The Group generated EBITDA of £1,007 million (2006: £1,017 million). Excluding operating losses from Residential Broadband, Easynet Enterprise and exceptional items, underlying EBITDA increased by 8% to £1,111 million (2006: £1,027 million).

Following a zero working capital movement during the year (2006: £13 million outflow), the Group's cash inflow from operations was also £1,007 million. After capital expenditure of £356 million, cash taxes of £128 million, net interest payable of £108 million and net proceeds from joint ventures of £6 million, the Group generated £421 million of free cash flow (2006: £563 million). A total of £447 million was returned to shareholders through a combination of the ordinary dividend and share buyback programme, and the net cash outflow for acquisitions, relating to our investment in ITV and the acquisitions of You Me TV and 365 Media, was £1,051 million. After the inclusion of share purchases and proceeds in respect of share options and the revaluation of long-term borrowings and borrowings-related financial derivatives, net debt increased by £1,077 million to £1,838 million.

The Group continued to make progress on its capital expenditure and infrastructure programme. Total capital expenditure for the year was £356 million, of which £160 million related to the network investment and unbundling of exchanges resulting from the roll out of Residential Broadband. The remaining £196 million related to Easynet Enterprise, IS infrastructure, broadcast infrastructure, property and business continuity projects and the development of new products and services. We continue to expect capital expenditure relating to the roll out of Residential Broadband to be around £250 million over the two financial years to 2008, in line with our plans.

Balance sheet

Goodwill increased by £104 million from £637 million at 30 June 2006 to £741 million at 30 June 2007, primarily due to the purchase of 365 Media in the year.

Property, plant and equipment and intangible assets increased by £194 million from £737 million at 30 June 2006 to £931 million at 30 June 2007. This was mainly due to additions in the year of £386 million, including investment in the Group's UK broadband network, further investment in customer management systems, investment in physical infrastructure and assets acquired in the purchase of 365 Media, partly offset by depreciation and amortisation of £192 million.

£1bn+

Cash inflow from operations

Available-for-sale assets have increased by £795 million as a result of the investment in ITV Plc. This investment has been re-valued to its current market price at the balance sheet date. Movements between the purchase price and current market price are recognised in reserves.

Current assets have decreased by £920 million to £1,363 million, predominantly due to a £1,013 reduction in cash, cash equivalents and short-term deposits following our investment in ITV, purchase of 365 Media, shareholder distributions during the year and the repayment of a US$300 million bond. These reductions were offset by the proceeds from the issue of a £300 million bond and increased set-top-box inventories.

Current liabilities decreased by £48 million to £1,499 million due to the repayment of certain borrowings during the year. This was offset by an increase in corporation tax payable due to the reduction of the current tax benefit of timing differences year on year.

Non-current liabilities increased by £255 million to £2,374 million, mainly due to the issuance of a £300 million guaranteed note in the year. This was partially offset by downward movements in the carrying value of US dollar denominated borrowings due to a weakening of the US dollar during the year.

Distributions to shareholders

The Directors are proposing a final dividend for 2007 of 8.9 pence per share, which, combined with the interim dividend of 6.6 pence per ordinary share, will result in total dividend growth of 27% on the prior year. This represents a payout ratio of approximately 60% of earnings on a reported basis and 44% on an underlying basis, excluding the Residential Broadband investment and Easynet Enterprise. The Group's dividend per share has grown by a total of over 70% in the last two years, demonstrating the Board's commitment to use ordinary dividend policy as a way of providing shareholder returns.

The ex-dividend date will be 24 October 2007 and, subject to shareholder approval at the Annual General Meeting to be held on 2 November 2007, the final dividend will be paid on 16 November 2007 to shareholders appearing on the register at the close of business on 26 October 2007.

Corporate

On 14 May 2007 the Group announced a placement with institutional investors, which raised net proceeds of approximately £300 million, from the issuance of guaranteed notes maturing in 2027 pursuant to its EMTN Programme. The issuer was British Sky Broadcasting Group plc and the notes were guaranteed by certain key subsidiaries, including British Sky Broadcasting Limited and Sky Subscribers Services Limited.

Reconciliation from profit for the year to adjusted profit for the year

£m	2007	2006
Profit for the year	499	551
Amount receivable from channel distribution agreement	(65)	-
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	(6)	14
Legal costs relating to claim against EDS	16	-
Tax effect of above items	17	(4)
Adjusted profit for the year	461	561

Board of Directors

Chase Carey (age 53)
Non-Executive Director
Chase Carey was appointed as a Director of the Company on 13 February 2003. Mr Carey has been a Non-Executive Director of News Corporation since 2002 and was an Executive Director from 1996 until 2002. Mr Carey is President and Chief Executive Officer ("CEO") of The DIRECTV Group, Inc. ("DIRECTV"). Mr Carey previously served as Co-Chief Operating Officer of News Corporation and as a Director and Co-Chief Operating Officer of Fox Entertainment Group ("FEG"). Mr Carey has also held the positions of Chairman and CEO of Fox Television, Director of Star Group Limited ("Star"), Director of NDS Group plc ("NDS") and Director of Gemstar-TV Guide International, Inc. ("Gemstar").

Jeremy Darroch (age 45)
Executive Director
Jeremy Darroch was appointed as Chief Financial Officer ("CFO") and a Director of the Company on 16 August 2004. Mr Darroch joined DSG International plc ("DSG"), formerly Dixons Group plc, in January 2000 as Retail Finance Director, rising to the position of Group Finance Director in February 2002. Prior to DSG, Mr Darroch spent 12 years at Procter & Gamble in a variety of roles in the UK and Europe, latterly as European Finance Director for its Health Care businesses. In February 2006 Mr Darroch was appointed a Non-Executive Director of Marks & Spencer Group plc. Mr Darroch is a member of the 100 Group of Finance Directors.

David F. DeVoe (age 60)
Non-Executive Director
David F. DeVoe was appointed as a Director of the Company on 15 December 1994. Mr DeVoe has been a Director of News Corporation and its Chief Financial Officer since October 1990. Mr DeVoe has served as Senior Executive Vice President of News Corporation since January 1996. Mr DeVoe has been a Director of News America Incorporated ("NAI") since January 1991 and a Senior Executive Vice President since January 1998. Mr DeVoe has been a Director of FEG since 1991 and its Senior Executive Vice President and Chief Financial Officer since August 1998. Mr DeVoe has been a Director of Star since July 1993, a Director of NDS since October 1996, a Director of Gemstar since June 2001 and a Director of DIRECTV since December 2003.

David Evans (age 67)
Independent Non-Executive Director ⊙
David Evans was appointed as a Director of the Company on 21 September 2001. In July 2006, Mr Evans joined the executive team of RHI Entertainment. Mr Evans was previously President and CEO of Crown Media Holdings, Inc. and its predecessor company, Hallmark Entertainment Networks, from 1 March 1999. Prior to that, Mr Evans was President and CEO of Tele-Communications International, Inc. ("TINTA") from January 1998. Mr Evans joined TINTA in September 1997 as its President and Chief Operating Officer, overseeing the day-to-day operations of the company. Prior to joining TINTA, from July 1996, Mr Evans was Executive Vice President of News Corporation, President and CEO of Sky Entertainment Services Latin America, LLC, and President and COO of The Fox Television Network.

Nicholas Ferguson (age 58)
Senior Independent Non-Executive Director ⊙
Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004 and Senior Independent Non-Executive Director on 12 June 2007. Mr Ferguson is Chairman of SVG Capital plc, a publicly-quoted private equity group, and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art and the Institute of Philanthropy.

Andrew Higginson (age 50)
Independent Non-Executive Director ●
Andrew Higginson was appointed as a Director of the Company on 1 September 2004. Mr Higginson is Finance and Strategy Director of Tesco plc ("Tesco"). Mr Higginson was appointed to the Board of Tesco in 1997, having previously been the Group Finance Director of the Burton Group plc. Mr Higginson is a member of the 100 Group of Finance Directors and Chairman of Tesco Personal Finance.

Allan Leighton (age 54)
Independent Non-Executive Director ●
Allan Leighton was appointed as a Director of the Company on 15 October 1999. Mr Leighton joined ASDA Stores Limited ("ASDA") as Group Marketing Director in March 1992 and was appointed Chief Executive in September 1996. In November 1999 he was appointed President and CEO of Wal-Mart Europe. Mr Leighton resigned from all of these positions in September 2000. Mr Leighton is currently Chairman of The Royal Mail Group and Bhs Ltd and Deputy Chairman of Selfridges & Co, George Weston Ltd and Loblaws Ltd.

James Murdoch (age 34)
Executive Director
James Murdoch was appointed as a Director of the Company on 13 February 2003 and CEO with effect from 4 November 2003. Until Mr Murdoch's appointment as CEO, he was Chairman and CEO of Star from May 2000. Prior to 4 November 2003, Mr Murdoch was Executive Vice President of News Corporation and a member of News Corporation's Board of Directors and Executive Committee. Mr Murdoch serves on the Board of YankeeNets and the Board of Trustees of the Harvard Lampoon. Mr Murdoch attended Harvard University. James Murdoch is the son of Rupert Murdoch.

Rupert Murdoch (age 76)
Non-Executive Director and Chairman
Rupert Murdoch was appointed as a Director of the Company in November 1990, when he founded British Sky Broadcasting, and was appointed Chairman in June 1999. Mr Murdoch has been CEO of News Corporation since 1979, Chairman since 1991 and was Managing Director from 1979 until November 2004. Mr Murdoch has also served as a Director of FEG and its predecessor companies since 1985, Chairman since 1992 and CEO since 1995. In addition, Mr Murdoch has been a Director of Star since 1993, Gemstar since 2001 and DIRECTV since 2003.

Jacques Nasser (age 59)
Independent Non-Executive Director ⊙
Jacques Nasser was appointed as a Director of the Company on 8 November 2002. Mr Nasser served as a Member of the Board of Directors, and as President and CEO of Ford Motor Company from 1998 to 2001. Mr Nasser is currently a Partner of One Equity Partners and serves on the Board of Quintiles Transnational Corporation, Brambles Industries, BHP Billiton and the International Advisory Board of Allianz A.G. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the RMIT University of Melbourne, Australia. Because of Mr Nasser's significant contributions to the wellbeing of humanity and to the country of Lebanon, he has received the Order of the Cedar. In recognition of Mr Nasser's work for Australian industry, as an advisor to government, and for education in the area of technology, he has been awarded an Order of Australia and a Centenary Medal.

● Audit Committee
⊙ Remuneration Committee
○ Corporate Governance & Nominations Committee

Gail Rebuck CBE (age 55)
Independent Non-Executive Director ●
Gail Rebuck was appointed as a Director of the Company on 8 November 2002. Ms Rebuck is Chairman and Chief Executive of The Random House Group Limited ("Random House"), one of the UK's leading trade publishing companies. In 1982, Ms Rebuck became a founder Director of Century Publishing ("Century"). Century merged with Hutchinson in 1985 and in 1989 Century Hutchinson was acquired by Random House Inc. In 1991, Ms Rebuck was appointed Chairman and Chief Executive of Random House. Ms Rebuck was a Trustee of the Institute for Public Policy Research from 1993 to 2003 and was for three years a member of the Government's Creative Industries Task Force. Ms Rebuck is on the Board of The Work Foundation, a member of the Court of the University of Sussex, on the Advisory Board of the Cambridge Judge Institute, and the Council of the Royal College of Art. Ms Rebuck was awarded a CBE in the 2000 New Year's Honours List.

Lord Rothschild (age 71)
Independent Non-Executive Director
and Deputy Chairman ○
Lord Rothschild was appointed as a Director, Deputy Chairman and Senior Independent Non-Executive Director of the Company on 17 November 2003. Lord Rothschild relinquished the position of Senior Independent Non-Executive Director on 12 June 2007. Lord Rothschild is Chairman of RIT Capital Partners plc and Five Arrows Limited. He co-founded Global Asset Management and J Rothschild Assurance, the life assurance company now part of St James's Place Capital plc. Lord Rothschild is also a nominee to the board of directors of the general partner of the Blackstone Group. In addition to his career in the world of finance, he has been involved in philanthropy and public service.

Arthur Siskind (age 68)
Non-Executive Director ○
Arthur Siskind was appointed as a Director of the Company on 19 November 1991. Mr Siskind has been the Senior Advisor to the Chairman of News Corporation since January 2005. Mr Siskind has been an Executive Director of News Corporation since 1991 and was Group General Counsel of News Corporation from March 1991 until December 2004. Mr Siskind was Senior Executive Vice President of News Corporation from January 1996 until December 2004 and an Executive Vice President of News Corporation from February 1991 until January 1996. Mr Siskind has been a Director of NDS since 1996 and was a Director of NAI from 1991 until January 2005 and a Director of Star from 1993 until January 2005. Mr Siskind was Senior Executive Vice President and General Counsel of FEG from August 1998 until January 2005 and a Director from August 1998 to March 2005. Mr Siskind was an Adjunct Professor of Law at the Georgetown Law Center from 2005 to 2007. Mr Siskind has been an Adjunct Professor of Law at the Cornell Law School since 2007. Mr Siskind has been a member of the Bar of the State of New York since 1962.

Lord Wilson of Dinton GCB (age 64)
Independent Non-Executive Director ○
Lord Wilson of Dinton was appointed as a Director of the Company on 13 February 2003. Lord Wilson retired from the Civil Service in 2002 after serving 36 years in a number of UK Government departments including the Department of the Environment (appointed Permanent Secretary in 1992), the Home Office (appointed Permanent Under Secretary in 1994), and Secretary of the Cabinet and Head of the Home Civil Service in January 1998. Since his retirement in September 2002, Lord Wilson has been Master of Emmanuel College, Cambridge. He was appointed as a Non-Executive Director of Xansa plc in April 2003 and became Non-Executive Chairman of C. Hoare and Co, Bankers, in October 2006. Lord Wilson was made a peer in November 2002.

Leslie Hinton (age 63)
Alternate Director
Leslie Hinton served as a Director of the Company from 15 October 1999 until 13 February 2003. Following his resignation as a Director, Mr Hinton was immediately appointed as an Alternate Director of the Company. He has worked for News Corporation for more than 40 years as a journalist and manager in Australia, the United States, and the United Kingdom and is currently Executive Chairman of News International Limited. In 1996, Mr Hinton joined the board of the Press Association in Britain. In October 1998, he was elected Chairman of the newspaper and magazine publishing industry's Code of Practice Committee which sets the code implemented by the Press Complaints Commission. Mr Hinton was appointed as an independent non-executive director of Johnston Press in March 2005.

Summary Directors' report

Results and dividends

The profit for the year ended 30 June 2007 was £499 million (2006: £551 million). The Directors recommend a final dividend for the year ended 30 June 2007 of 8.9 pence per ordinary share which, together with the interim dividend of 6.6 pence paid to shareholders on 24 April 2007, will make a total dividend for the year of 15.5 pence (2006: 12.20 pence). Subject to approval at the Annual General Meeting ("AGM"), the final dividend will be paid on 16 November 2007 to shareholders appearing on the register at the close of business on 26 October 2007.

Share capital

On 26 July 2007, the following companies, or their subsidiary undertakings, held more than 3% of the Company's share capital:

News UK Nominees Limited (a subsidiary of News Corporation)	39.14%
Templeton Global Advisors Limited	5.89%
Brandes Investment Partners L.P.	3.12%
The Capital Group Companies, Inc.	3.10%
Janus Capital Management LLC	3.07%

Corporate governance

The Company is committed to maintaining high standards of corporate governance in its management of the affairs of the Group and when accounting to shareholders. With effect from 3 November 2006, the Company has been in full compliance with the provisions of Combined Code 2006. Prior to this, the Company complied with the Combined Code during the financial year, apart from the requirement for Non-Executive Directors who have served more than nine years being subject to annual re-election.

The Company values its dialogue with both institutional and private investors. For the benefit of private investors, the Company produces this short-form Annual Review which contains the information believed to be of most interest to them. A summary report on Directors' remuneration is on pages 29 to 34.

Charitable contributions and community and environmental activities

The Group's Bigger Picture Review, which does not form part of the Annual Report, will be published in August 2007, and will provide further information on the Group's commitment to corporate responsibility, including community and environmental activities (see www.sky.com/responsibilities).

Directors

The names and biographical details of the Directors of the Company are given on pages 26 and 27.

Lord St John of Fawsley resigned as a Director of the Company on 3 November 2006.

Jeremy Darroch, Andrew Higginson, Gail Rebuck and Lord Rothschild retire from the Board by rotation, and being eligible, offer themselves for re-election at the 2007 AGM. David DeVoe, Rupert Murdoch and Arthur Siskind are subject to annual reappointment in accordance with requirement A.7.2 of the Combined Code, as they have served as Non-Executive Directors for longer than nine years.

Annual General Meeting

The notice convening the AGM to be held at the Royal Institute of British Architects, 66 Portland Place, London W1B 1AD on 2 November 2007 at 9am will be sent to all shareholders, under separate cover, in September 2007.

By order of the Bqard,
Dave Gormley
Company Secretary
26 July 2007

For more information, please visit

www.sky.com/corporate

1. Remuneration Committee

1.1 Role of the Remuneration Committee and terms of reference

The Remuneration Committee (the "Committee") is responsible for recommendations to the Board regarding:

- The design and implementation of incentive compensation arrangements including share-based schemes;
- Remuneration packages for Executive Directors of the Company, including basic salary, performance-based bonus and long-term incentives, pensions and other benefits; and
- The Company's policy on remuneration for Board Directors and other Senior Executives of the Group who report directly to the CEO. In the latter case, decisions shall be the subject of recommendation to the Committee by the CEO.

The Committee sets the performance targets applicable to incentive compensation arrangements. As part of this process, it seeks to ensure that such packages provide employees with appropriate incentives to perform, reflect their positions and roles within the Group, and that the employees are, in a fair and reasonable manner, rewarded for their individual contributions to the success of the Group. Payments or benefits offered to employees in excess of £250,000 which do not form part of an employee's expected remuneration or benefits require the approval of the Committee.

The Committee met four times during the year.

The full terms of reference for the Committee are available on the Company's website.

1.2 Membership of the Committee

The Committee comprised the following Independent Non-Executive Directors throughout the year ended 30 June 2007:

- David Evans.
- Nicholas Ferguson (Chairman).
- Jacques Nasser.

During the year, the Committee sought the advice of James Murdoch, the CEO, on matters relating to the Executive Directors and Senior Executives who report to him and advice from the Director of People and Organisational Development; the Committee was supported by the Company Secretary, and the finance function. The CEO was not present when matters affecting his remuneration were considered.

2. Remuneration policy

The Committee's reward policy reflects its aim to align Executive Directors' remuneration with shareholders' interests and to engage and retain world-class executive talent for the benefit of the Group. The main principles of the policy are that:

- Total rewards should be set at appropriate levels to reflect the competitive market in which the Group operates.
- The majority of the total reward should be linked to the achievement of demanding performance targets.
- Appropriate benchmarks are used when reviewing the salaries of the Executive Directors and Senior Executives. The Company uses a subset of the FTSE 100 as its benchmark.

In formulating its remuneration policy, the Committee is keen to understand shareholders' views on executive remuneration. From time to time the Company holds consultation meetings with a range of institutional investors, concerning aspects of the Committee's policy, and has taken their advice into account in arriving at remuneration decisions.

The Committee believes that performance share awards continue to be the best long-term incentive vehicle for Executive Directors and Senior Executives. The Committee also believes that the Group's historically strong operational performance has led investors to expect continued excellence in operational delivery. Accordingly, 70% of the Long-Term Incentive Plan ("LTIP") vests based on operational performance, while 30% vests based on Total Shareholder Return ("TSR") relative to the constituents of the FTSE 100. The operational performance conditions chosen include earnings per share ("EPS"), free cash flow ("FCF") and Direct to Home ("DTH") subscriber growth.

All LTIP programmes are now measured over three years using the performance measures described above for the LTIP.

The Committee also recognises that the interactions between different areas of the business in creating long-term shareholder value are complex. Rather than Senior Executives being incentivised primarily through measures relevant to their own business area, the remuneration of Senior Executives now emphasises a smaller number of Group-wide goals, in order to maximise the benefits of teamwork and collaboration across the Group.

The Executive Directors of the Company are employed on 12-month rolling contracts.

3. Elements of Executive Director remuneration

3.1 Remuneration mix

The Executive Directors' and Senior Executives' total direct compensation consists of salary, annual bonus, long-term incentives, pensions and other benefits. This reward structure is regularly reviewed by the Committee to ensure that it continues to support the Group's objectives.

Performance-related elements of pay represent a higher proportion of remuneration than market norms. This, combined with the fact that BSkyB's pension arrangements for Executive Directors are considerably less generous than those found at comparable companies, means that a large amount of pay is at risk. Pay is very competitive if BSkyB's stretching targets are delivered, but if these targets are not met, the 'guaranteed' elements of pay are below market norms.

Overview of current remuneration elements for executives, including Executive Directors

Element	Objective	Performance conditions
Basic salary (see section 3.2)	Reflects the market value of the position, as well as the skills and experience of the incumbent	Reviewed annually on the basis of external market benchmarking and/or reference to internal positioning
Annual bonus (see section 3.3)	Rewards achievement of short-term objectives set during the year	Cash award is subject to achievement of team and individual objectives. For Executive Directors, award is wholly dependent on Group-level objectives (earnings, cash and subscriber growth)
LTIP (see section 3.4)	Rewards the achievements of long-term objectives	30% of the award is subject to achievement of relative TSR performance vs. the FTSE 100 over three years. 70% of the award is subject to achievement of operating targets for EPS, FCF and DTH subscriber growth
Pension and other benefits (see sections 5 and 6)	Set below market norms, to reflect higher proportion of performance pay	Not applicable

The proportions of fixed and variable pay vary with performance outcomes. However, for target performance, approximately three-quarters of Executive Directors' remuneration is performance-related in the year ended 30 June 2007, as shown by the chart below:

Remuneration mix



FTSE Comparator Group Median Practice
James Murdoch
Jeremy Darroch
0 10 20 30 40 50 60 70 80 90 100
% of package
Expected value of LTIP awards
Benefits
Target bonus
Base salary

Notes to chart:

- FTSE Comparator Group is the ten companies above and ten companies below BSkyB in the FTSE 100, ranked by market capitalisation on 31 May 2007.
- Comparator pay data was taken from the most recently available annual reports at 31 May 2007.
- Annual bonus valuation assumes on-target performance.
- LTIP valuation assumes annualised expected value, where expected value is face value at the time of grant, discounted to reflect expected vesting for target performance.

3.2 Basic salary
The basic salary for each Executive Director and Senior Executive is determined by the Committee taking into account the recommendations of the CEO (other than in respect of his own salary) and information provided from external sources relative to the industry sectors in which the Group operates. Salaries for the CEO and CFO are periodically benchmarked against equivalent roles in comparable companies.

The increase in the CEO's salary from 2006 to 2007 was 15%, while the CFO's salary was increased by 5%, reflecting the Committee's view of the appropriate base salary for roles of this complexity in a rapidly evolving business environment.

3.3 Annual bonus
Executive Directors and Senior Executives participate in a bonus scheme under which awards are made to participants at the discretion of the Committee. For the Executive Directors the level of bonus paid depends purely on Group-wide operational performance measures, specifically: operating profit, FCF and DTH Subscriber Growth. These measures were chosen to reflect the tensions inherent in balancing growth, investment and returns to shareholders: an improvement in one measure may come at the expense of improvement in another.

For the CEO, the maximum bonus that may be awarded is 200% of salary, and for on-target performance, he would receive 130% of salary, while for the CFO, these percentages are 160% and 110% respectively.

For performance in the year ended 30 June 2007, which exceeded target by a substantial margin, the CEO and CFO were awarded the following bonus payments:

	Bonus amount (£)	As a % of salary
CEO	1,900,000	200%
CFO	840,000	160%

For the year 1 July 2007 to 30 June 2008, the operational measures that will govern bonus payouts will again be: operating profit, FCF, and DTH Subscriber growth.

Although bonus awards are primarily driven by performance relative to the stated targets, the Committee retain the discretion to adjust payouts, as an exception, if they feel that an important aspect of performance has not been reflected.

3.4 LTIP
The Company operates an LTIP for Executive Directors and Senior Executives, under which awards may be made to any employee or full-time Executive Director of the Group at the discretion of the Committee. Awards under the scheme are made as a nil priced option. Awards are not transferable or pensionable and are made over a number of shares in the Company, determined by the Committee. LTIP awards are satisfied using shares purchased in the market.

Design of LTIP
The LTIP has a structure tailored to the needs of the Company in which grants are made every year, but vesting occurs biennially, designed to reduce Executives' reliance on annual vesting of LTIP awards. In the first year, an Executive is granted an award of shares that vests at the end of the three-year performance cycle, subject to performance conditions. In the second year, a further discretionary award of up to 100% of the year one award can be made. This award vests at the same time as the first award. While second year grants are linked to the previous year and therefore capped, the size of first year grants is determined by the Committee on the basis of a range of factors including internal and external market benchmarks. The grant is made in terms of a number of shares (as opposed to a monetary value) and therefore values in relation to salary may vary with share price movements.

Performance conditions for LTIP
The awards vest, in full or in part, dependent on points gained for satisfying performance targets. Performance targets are calibrated to ensure the achievement of Sky's stretching long-term goals, and the cumulative total points achieved governs vesting. The extent to which performance targets have been met is reviewed by the Committee regularly, and at the date of vesting of each award.

Awards vesting in August 2007
The awards made in 2004 and 2005 are due to vest on 11 August 2007 subject to the following performance criteria and targets being met at the time of vesting:

i) Operational performance
70% of the award is based on operational measures:

- EPS growth.
- Free cash flow per share.
- Growth in DTH subscriber numbers.

Points are awarded for performance according to each of these measures, and the total number of points awarded governs the extent of vesting of the operational portion, as described below.

For the awards vesting in 2007, the points available for operational performance were as follows:

EPS growth		Free cash flow per share		DTH subscriber growth	
Performance achieved	Points awarded	Performance achieved (% of target)	Points awarded	Performance achieved (% of target)	Points awarded
RPI + 7% pa	8	100%	8	100%	8
RPI + 6% pa	6	95%	6	95%	6
RPI + 5% pa	4	90%	4	90%	4
RPI + 4% pa	2	85%	2	85%	2
RPI + 3% pa	1	75%	1	75%	1
Less than RPI + 3% pa	0	Less than 75%	0	Less than 75%	0

The points from all three measures are added together, and the operational portion of the LTIP grant vests according to the following schedule:

	Resulting vesting	
Total points awarded	(% of operational portion of LTIP award)	(% of overall LTIP award)
21 - 24	100%	70%
17 - 20	80%	56%
13 - 16	60%	42%
9 - 12	40%	28%
5 - 8	20%	14%
0 - 4	0%	0%

During the three-year period ended 30 June 2007, the Company exceeded the DTH subscriber growth and Free Cash Flow per share targets by an average of 109% and 106% respectively. In addition, the EPS growth of the Company over the three-year period exceeded the maximum RPI target of RPI +7% per annum by 142%. Accordingly, maximum points were achieved on each of these measures. Therefore, 100% of the operational portion of the LTIP vested (which is 70% of the overall LTIP award).

ii) TSR performance
30% of the award vests dependent on TSR performance over the three-year performance period, relative to the constituents of the FTSE 100 at the time of grant. If the Company's TSR performance is below median, the TSR element of the award lapses with no vesting. For median performance, one-third of the TSR portion of the award vests. For performance in the upper quartile, the whole TSR portion of the award vests.

For performance between median and upper quartile, vesting is on a straight-line basis, as shown in the chart below:

TSR vesting schedule


30
10
0
Payout (% of grant)
Median
Upper quartile
Below median
50
55
60
65
70
75
80
Final TSR rank (%)
TSR performance
Payout
Below median
0%
50%
10%
55%
14%
60%
18%
65%
22%
70%
26%
75%
30%
100%
30%

TSR calculations are conducted independently by New Bridge Street Consultants LLP, employing a methodology which averages share prices over three months prior to grants and the three months prior to the end of the three-year performance period.

Despite the strong operational performance of the Company during the three-year period ending 10 August 2007, the TSR performance to date has been below median and accordingly none of the TSR portion of the LTIP awards made in 2004 and 2005 are expected to vest.

Awards vesting in August 2009
Awards were made in August 2006 to Executive Directors as detailed in the audited table in section 12 (LTIP) of this report. These awards reflected market benchmarks and the Committee's desire to ensure incentive compensation for Executive Directors was tied to an appropriate mix of long-term, stretching performance goals.

For the TSR portion of the award, the performance condition operates in exactly the same way as that described above for the awards vesting this year.

For the operational portion of the award, the same performance measures apply as in previous years. However, the Committee has made some minor alterations to the way points and consequent vesting are calculated.

First, it is now possible to achieve up to 10 points for each performance measure if targets are exceeded, while eight points are achieved for stretching target performance (whereas previously, eight points was the maximum possible, for stretching target performance or above).

For a maximum award for the EPS portion of the LTIP, the EPS growth targets are based on growth above RPI. Details of targets for the FCF and DTH measures are withheld for commercial reasons.

Second, the vesting of the LTIP award based on the total points achieved is now calculated on a straight-line basis, rather than steps.

4. Other share plans

4.1 Management Long-Term Incentive Plan ("Management LTIP")

The Company now operates a Management LTIP, which has replaced options granted under the Executive Share Option Scheme. It is intended that selected employees will participate in the Management LTIP, but this will not include any Executive Directors or Senior Executives who participate in the LTIP. Awards under this scheme are made at the discretion of the CEO. The Management LTIP mirrors the LTIP for Senior Executives and Executive Directors, with the same performance conditions. Awards that are exercised under the Management LTIP can only be satisfied by the delivery of shares purchased in the market.

4.2 Executive Share Option Schemes ("Executive Schemes")

The Company has in place Approved and Unapproved Executive Share Option Schemes under Her Majesty's Revenue & Customs ("HMRC") guidelines.

Executive Directors and Senior Executives who participate in the LTIP do not participate in the Executive Schemes. No options have been issued since 2004 and the Company currently has no intention of making grants under the Executive Scheme in the foreseeable future.

4.3 Sharesave Scheme

The Sharesave Scheme is open to all UK and Irish employees, including Executive Directors. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the year end results.

5. Pensions

The Group provides pensions to eligible employees through the BSkyB Pension Plan ("Pension Plan"), which is a defined contribution plan. Employees contribute a minimum of 4% of pensionable salary into the Pension Plan each year and the Group matches this with a contribution of 8% of pensionable salary.

6. Other benefits

Executive Directors are entitled to use of a company car, life assurance equal to two times base salary, increased to four times base salary when they become members of the Pension Plan, and private medical insurance.

7. Service agreements

The Committee introduced a policy that Executive Directors' service agreements will contain a maximum notice period of one year. The Committee will also consider, where appropriate to do so, reducing remuneration to a departing Director. However, the Committee will consider such issues on a case by case basis and will consider the terms of employment of a departing Director. A large proportion of each Executive Director's total direct remuneration is linked to performance and therefore will not be payable to the extent that the relevant targets are not met.

8. Non-Executive Directors

The basic fees payable to the Non-Executive Directors and the Chairman set by the Board of Directors for the financial year ended 30 June 2008 are £50,000 (2007: £44,700). During the year the Committee on behalf of the Board of Directors reviewed the fees paid to the Non-Executive Directors of the Company. It was noted that the fees paid to Non-Executive Directors as a whole had increased significantly since 2003 with an increase of 45% across the FTSE 100. In order for the Board to attract and retain Non-Executive Directors of the highest calibre it was noted that the fees paid to the Company's Non-Executive Directors would need to increase significantly to remain market competitive. The Committee also recommended to the Board that the current policy of adjusting fees by the higher of RPI or 5% was too rigid and that this should be reviewed on an annual basis and benchmarked against market data. The Committee recommended and the Board agreed that basic Non-Executive Directors' fees for the financial year ending 30 June 2008 should increase to £50,000. Furthermore, the Non-Executive Directors will be paid an additional £10,000 (2007: £5,000) per annum each for membership of the Audit Committee, the Remuneration Committee and the Corporate Governance and Nominations Committee. The Chairman and the Chairmen of the Audit Committee, the Remuneration Committee and the Corporate Governance and Nominations Committee each receive an additional £25,000 per annum (2007: £10,000). The Deputy Chairman will receive an additional fee of £10,000 per annum (2007: nil). Finally the Senior Independent Director will receive an additional fee of £15,000 per annum (2007: £10,000). Each Non-Executive Director is engaged by the Company for an initial term of three years. Re-appointment for a further term is not automatic, but may be mutually agreed.

Non-Executive Directors' service agreements do not contain a notice period.

9. Performance graph

The following graph shows the Company's performance measured by TSR to 30 June 2007. This graph shows the growth in the value of a hypothetical £100 holding in the Company's ordinary shares over five years, relative to three indices, which are considered to be the most relevant broad equity market indices for this purpose. The graph is included to meet a legislative requirement and is not directly relevant to the performance criteria approved by shareholders for the Company's long-term incentive plans.

Breakdown of shareholder return from 1 July 2002 to 30 June 2007


200
180
160
140
120
£ 100
80
60
40
20
0
June 02
June 03
June 04
June 05
June 06
June 07
BSkyB
FTSE 100
FTSE 350 Media
NYSE TMT
Source: Thomson Financial

10. Share interests
The interests of the Directors in the ordinary share capital of the Company during the year were:

Name of Director	At 30 June 2007	At 30 June 2006
David Evans	16,000*	16,000*
Nicholas Ferguson	10,000	10,000
Andrew Higginson	2,104	2,055
Lord Rothschild	100,000	100,000
Lord Wilson of Dinton	486	486

This table is audited.
* Held in the form of 4,000 ADSs ("American Depositary Share"), one ADS is equivalent to four ordinary shares.

Lord Rothschild is also deemed to be interested in 2 million ordinary shares registered in the name of Bank of New York Nominees, as a result of being a director of RIT Capital Partners plc; and in 18,750 ordinary shares as a result of being a trustee of two charitable foundations of which Lord Rothschild is not a beneficiary.

Except as disclosed in this report, no other Director held any interest in the share capital, including options, of the Company, or of any subsidiary of the Company, during the year. All interests at the date shown are beneficial and there have been no changes between 1 July 2007 and 26 July 2007. At 30 June 2007, the Employee Share Ownership Plan ("ESOP") was interested in 8,609,139 ordinary shares in which the Executive Directors who are employees are deemed to be interested by virtue of Section 324 of the Companies Act 1985 (see note 24 of the consolidated financial statements). At 26 July 2007, the ESOP was interested in 8,185,777 ordinary shares.

At 26 July 2007, 39.14% of the Company's shares are held by News UK Nominees Limited, a company incorporated under the laws of England and Wales which is an indirect wholly owned subsidiary of News Corporation. According to News Corporation's Quarterly Report on Form 10-Q for the period ended 31 March 2007 filed with the SEC on 9 May 2007, as a result of Rupert Murdoch's ability to appoint certain members of the Board of Directors of the corporate trustee of the Murdoch Family Trust, which beneficially owns 1.6% of News Corporation's Class A Common Stock and 30.1% of its Class B Common Stock, Rupert Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the Murdoch Family Trust. Rupert Murdoch, however, disclaims any beneficial ownership of those shares. Also, Rupert Murdoch beneficially owns an additional 1.1% of News Corporation's Class A Common Stock and 1.1% of its Class B Common Stock. Thus, Rupert Murdoch may be deemed to beneficially own in the aggregate 2.7% of News Corporation's Class A Common Stock and 31.2% of its Class B Common Stock.

During the year ended 30 June 2007, the share price traded within the range of 517.5 pence to 663.5 pence per share. The middle-market closing price on the last working day of the financial year was 640 pence.

11. Directors' remuneration
The emoluments of the Directors for the year are shown below:

	Salary and fees £	Bonus scheme[ii] £	Benefits £	Total emoluments before pension 2007 £	Pensions £	Total emoluments including pension 2007 £	Total emoluments including pension 2006 £
Executive							
James Murdoch	950,000	1,900,000	67,474	2,917,474	75,650	2,993,124	2,749,285
Jeremy Darroch	525,000	840,000	17,103	1,382,103	41,649	1,423,752	1,324,958
Non-Executive							
Rupert Murdoch	54,700	–	–	54,700	–	54,700	52,600
Chase Carey	44,700	–	–	44,700	–	44,700	42,600
David DeVoe	44,700	–	–	44,700	–	44,700	42,600
David Evans	49,700	–	–	49,700	–	49,700	47,600
Nick Ferguson	59,700	–	–	59,700	–	59,700	51,805
Andy Higginson	49,700	–	–	49,700	–	49,700	47,600
Allan Leighton	59,700	–	–	59,700	–	59,700	57,600
Jacques Nasser	49,700	–	–	49,700	–	49,700	53,395
Gail Rebuck	49,700	–	–	49,700	–	49,700	47,600
Lord Rothschild	59,700	–	–	59,700	–	59,700	57,600
Arthur Siskind	49,700	–	–	49,700	–	49,700	47,600
Lord Wilson of Dinton	59,700	–	–	59,700	–	59,700	57,600
Former Directors							
Lord St John of Fawsley[i]	15,244	–	–	15,244	–	15,244	42,600
Total emoluments	2,121,644	2,740,000	84,577	4,946,221	117,299	5,063,520	4,723,043

This table is audited.
(i) Lord St John of Fawsley resigned as a Director of the Company on 3 November 2006.
(ii) The amounts shown above are those which have been approved by the Committee for the year ended 30 June 2007.

12. LTIP

Details of outstanding awards to Executive Directors under the LTIP are shown below:

Name of Director	Number of shares under award: At 30 June 2006	Granted during the year	Exercised during the year	Lapsed during the year	At 30 June 2007	Exercise price	Market price at date of exercise	Date of award	Date from which exercisable	Expiry date
James Murdoch	450,000	-	-	-	450,000	n/a	n/a	11.08.04	11.08.07	11.08.08
	382,500	-	-	-	382,500	n/a	n/a	08.11.05	11.08.07	11.08.08
	-	550,000	-	-	550,000	n/a	n/a	03.08.06	03.08.09	03.08.10
Jeremy Darroch	250,000	-	-	-	250,000	n/a	n/a	16.08.04	16.08.07	16.08.08
	212,500	-	-	-	212,500	n/a	n/a	08.11.05	16.08.07	16.08.08
	-	290,000	-	-	290,000	n/a	n/a	03.08.06	03.08.09	03.08.10

This table is audited.

Notes: The performance conditions attaching to these awards are set out in section 3.4 (LTIP).

The Company's middle-market closing price on 3 August 2006 was 542.5 pence.

13. Sharesave Scheme options

Details of all outstanding options held under the Sharesave Scheme are shown below:

Name of Director	Number of shares under options: At 30 June 2006	Granted during the year	Exercised during the year	At 30 June 2007	Exercise price	Date from which exercisable	Expiry date
Jeremy Darroch	4,281	-	-	4,281	£3.86	01.02.10	01.08.10

This table is audited.

Options under the Company's Sharesave Scheme are not subject to performance conditions.

Signed on behalf of the Board,
Nicholas Ferguson
Remuneration Committee Chairman
26 July 2007

Summary Consolidated Income Statement
for the year ended 30 June 2007

	2007 £m	2006 £m
Revenue	4,551	4,148
Operating expense	(3,736)	(3,271)
Operating profit	815	877
Share of results of joint ventures and associates	12	12
Investment income	46	52
Finance costs	(149)	(143)
Profit before tax	724	798
Taxation	(225)	(247)
Profit for the year	499	551
Earnings per share from profit for the year (in pence)		
Basic	28.4p	30.2p
Diluted	28.2p	30.1p
Adjusted earnings per share from profit for the year (in pence)		
Basic	26.3p	30.7p
Diluted	26.1p	30.6p
Dividends per share (in pence)		
Final - paid in respect of prior year	6.70p	5.00p
Interim paid	6.60p	5.50p
Final - proposed for approval at the 2007 Annual General Meeting	8.90p	-

Summary Consolidated Statement of Recognised Income and Expense
for the year ended 30 June 2007

	2007 £m	2006 £m
Profit for the year	499	551
Net (losses) gains recognised directly in equity		
Loss on available-for-sale investments	(151)	-
Cash flow hedges	(70)	(160)
Tax on cash flow hedges	21	48
	(200)	(112)
Amounts reclassified and reported in the income statement		
Cash flow hedges	109	106
Tax on cash flow hedges	(33)	(32)
	76	74
Net losses recognised directly in equity	(124)	(38)
Total recognised income and expense for the year	375	513

Summary Consolidated Balance Sheet
as at 30 June 2007

	2007 £m	2006 £m
Non-current assets		
Goodwill	741	637
Intangible assets	261	218
Property, plant and equipment	670	519
Investments in joint ventures and associates	34	28
Available-for-sale investments	797	2
Deferred tax assets	54	100
	2,557	1,504
Current assets		
Inventories	384	324
Trade and other receivables	524	489
Short-term deposits	15	647
Cash and cash equivalents	435	816
Derivative financial assets	5	7
	1,363	2,283
Total assets	3,920	3,787
Current liabilities		
Borrowings	16	163
Trade and other payables	1,295	1,247
Current tax liabilities	144	82
Provisions	8	6
Derivative financial liabilities	36	49
	1,499	1,547
Non-current liabilities		
Borrowings	2,014	1,825
Other payables	84	66
Provisions	18	19
Derivative financial liabilities	258	209
	2,374	2,119
Total liabilities	3,873	3,666
Shareholders' equity	47	121
Total liabilities and shareholders' equity	3,920	3,787

These summary financial statements have been approved by the Board of Directors on 26 July 2007 and were signed on its behalf by:

James Murdoch
Chief Executive Officer

Jeremy Darroch
Chief Financial Officer

Summary Consolidated Cash Flow Statement
for the year ended 30 June 2007

	2007 £m	2006 £m
Cash flows from operating activities		
Cash generated from operations	1,007	1,004
Interest received	46	43
Taxation paid	(128)	(172)
Net cash from operating activities	925	875
Cash flows from investing activities		
Dividends received from joint ventures and associates	9	7
Net funding to joint ventures and associates	(3)	(2)
Purchase of property, plant and equipment	(292)	(169)
Purchase of intangible assets	(64)	(43)
Purchase of available-for-sale investments	(947)	-
Purchase of subsidiaries (net of cash and cash equivalents purchased)	(104)	(209)
Decrease (increase) in short-term deposits	632	(453)
Net cash used in investing activities	(769)	(869)
Cash flows from financing activities		
Proceeds from borrowings	295	1,014
Repayment of borrowings	(192)	-
Proceeds from disposal of shares in Employee Share Ownership Plan ("ESOP")	37	13
Purchase of own shares for ESOP	(76)	(17)
Purchase of own shares for cancellation	(214)	(408)
Interest paid	(154)	(105)
Dividends paid to shareholders	(233)	(191)
Net cash (used in) from financing activities	(537)	306
Effect of foreign exchange rate movements	-	1
Net (decrease) increase in cash and cash equivalents	(381)	313
Cash and cash equivalents at the beginning of the year	816	503
Cash and cash equivalents at the end of the year	435	816

For more information, please visit

www.sky.com/corporate

Summary financial statements

The summary financial statements, summary Directors' report and summary report on Directors' remuneration contained within this document are only a summary of the information provided in the consolidated financial statements, Directors' report and report on Directors' remuneration contained within the Annual Report. The information has been prepared in accordance with the accounting policies as set out in the Annual Report. These summaries do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as would be allowed by the Annual Report, which contains more detail. A copy of the Annual Report can be obtained, free of charge, by writing to the Company Secretary at Grant Way, Isleworth, Middlesex TW7 5QD or it can be downloaded from the Company's website at www.sky.com/corporate. To elect to receive the Annual Report for future years, write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

The summary financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union, the Companies Act 1985 and Article 4 of the IAS Regulations.

Forward-looking statements

This Annual Review contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, and our strategy, plans and objectives. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay television, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Sky Multiroom, Sky+ and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this Annual Review) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that we operate in a highly competitive environment, the effects of laws and government regulation upon our activities, our reliance on technology, which is subject to risk, change and development, failure of key suppliers, our ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, our ability to continue to communicate and market our services effectively, and the risks associated with our operation of digital television transmission in the United Kingdom ("UK") and Republic of Ireland ("Ireland").

Information on some of the risks and uncertainties associated with our business are described in the "Review of the business – Risk Factors" section of our Annual Report for the year ended 30 June 2007. Except as required by law, we undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of measures not defined under IFRS

This Annual Review contains certain information on the Group's financial position, operating results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation from the related IFRS measures.

Independent auditors' statement to the members of British Sky Broadcasting Group plc

We have examined the summary financial statements which comprise the summary consolidated income statement, summary consolidated statement of recognised income and expense, summary consolidated balance sheet, and summary consolidated cash flow statement together with the summary Directors' report and summary report on Directors' remuneration.

This report is made solely to the company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements with the full annual accounts, the Directors' report and the report on Directors' remuneration, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We report whether the auditors' opinion on the full annual accounts was unqualified or qualified. We also read the other information contained in the Annual Review as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements.

Basis of opinion
We conducted our work in accordance with bulletin 1999/6 The Auditors' Statement on the Summary Financial Statement issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion, the summary financial statements are consistent with the full annual accounts, the Directors' report and the Directors' remuneration report of British Sky Broadcasting Group plc for the year ended 30 June 2007 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder. The auditors' report on the company's annual accounts was unqualified.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London 26 July 2007

A summary of certain non-GAAP measures included in this Annual Review is shown below:

Non-GAAP measure	Description
Adjusted earnings per share	Adjusted profit for the year divided by the weighted average number of ordinary shares for the year.
Adjusted profit for the year	Profit for the year adjusted to remove mark-to-market movements in derivative financial instruments that do not qualify for hedge accounting, exceptional items and any changes in the estimate of recoverable tax assets in respect of prior years.
ARPU	Average Revenue Per User: the amount spent by the Group's residential subscribers in the final quarter of the year, divided by the average number of residential subscribers in the final quarter of the year, annualised.
Churn	The number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a 12-month period of the termination of their original subscription) expressed as a percentage of total subscribers.
EBITDA	Earnings before interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible assets.
Gross margin	Revenue less programming expense as a proportion of revenue.
Gross profit	Revenue less programming expense.
Gross Sky Broadband bookings	The number of customers that have requested our broadband product, passed pre-sale checks and have been accepted by our booking system and invoiced for any relevant activation fees.
Gross Sky Bet revenue	Gross stakes placed by customers on events taking place in the period and net customer losses in respect of casino, online roulette and similar interactive casino style games.
Underlying	Excluding contribution from Residential Broadband and Easynet Enterprise, and net exceptional amounts.
Multichannel viewing share	Share of viewers of non-analogue terrestrial television.
Net debt	Cash, cash-equivalents, short-term deposits, borrowings and borrowings-related derivative financial instruments.
Viewing share	Number of people viewing a channel as a percentage of total viewing audience.

Shareholder information

Share price information
The Company's share price can be found on the Company's corporate website at www.sky.com/corporate and it also appears in the financial columns of the national press under the prefix BSkyB.

Shares online
Lloyds TSB Registrars provide a range of shareholder information online. Shareholders can access their shareholdings and find advice on transferring shares and updating their details at www.shareview.co.uk.

ShareGift
Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, the independent charity share donation scheme (registered charity no. 1052686). Further information about ShareGift may be obtained from Lloyds TSB Registrars or from ShareGift on 020 7337 0501 or at www.sharegift.org. There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to claim income tax relief.

Shareholder enquiries
All administrative enquiries relating to shareholders, such as notification of change of address or the loss of a share certificate, should be made to the Company's registrars, Lloyds TSB Registrars, whose address is given below.

Shareholder fraud
Fraud is on the increase and many shareholders are targeted every year. If you have any reason to believe that you may have been the target of a fraud, or attempted fraud in relation to your shareholding, please contact Lloyds TSB Registrars immediately. To reduce the risk of fraud happening to you please see our list of 'preventing shareholder fraud tips' on our website at www.sky.com/corporate

Dividends
Shareholders can have their dividends paid directly into a UK bank or building society account with the tax voucher sent direct to their registered address. Please contact Lloyds TSB Registrars for a dividend mandate form.

Dividend reinvestment plan
The Company operates a Dividend Reinvestment Plan ("DRIP") which enables shareholders to buy the Company's shares on the London stock market with their cash dividend. Further information about the DRIP is available from Lloyds TSB Registrars. The helpline number is 0870 241 3018 from inside the UK and +44 121 415 7173 from overseas.

Board of Directors
Rupert Murdoch (Chairman)
Lord Rothschild (Deputy Chairman)
James Murdoch (Chief Executive Officer)
Jeremy Darroch (Chief Financial Officer)
Chase Carey
David DeVoe
David Evans
Nicholas Ferguson (Senior Independent Non-Executive Director and Remuneration Committee Chairman)
Andrew Higginson
Allan Leighton (Audit Committee Chairman)
Jacques Nasser
Gail Rebuck
Arthur Siskind
Lord Wilson of Dinton (Corporate Governance & Nominations Committee Chairman)

Company Secretary
Dave Gormley

Financial calendar
Results for the financial year ending 30 June 2008 will be published:
Q1 November 2007
Q2 February 2008
Q3 April 2008
Q4 July 2008

Company's registered office:
Grant Way
Isleworth
Middlesex TW7 5QD
Telephone 0870 240 3000
Overseas +44 20 7705 3000

The Sky website
The Sky website at www.sky.com details the Company's product offering and provides a link to BSkyB's corporate website where investor and media information can be accessed.

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 0870 195 6600
Overseas +44 121 415 7567

American Depositary Receipts
The Company has an American Depositary Receipt ("ADR") programme. The ADRs trade under the symbol BSY and each one is equivalent to four ordinary BSkyB shares. The ADRs trade on the New York Stock Exchange.

For enquiries, please contact:
The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Telephone (US) 1-888-BNY-ADRS
Telephone (International) +1 (212) 815-3700
www.adrbny.com

Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Principal Bankers
Royal Bank of Scotland
St. Andrew's Square
Edinburgh EH2 2YB

Solicitors
Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

Company registration number
2247735

If you would like advice regarding accessibility of this document, please contact 0870 566 3333 (textphone 0870 240 1910)

For more information, please visit

www.sky.com/corporate

For more information

To find out more about Sky, and how we operate, view the following areas online at www.sky.com


sky
Got A Viewpoint To Vent?
Get Sky TV, Broadband & Talk
Sky TV
Sky+
Sky HD
My Sky

Annual Report

- Chairman's statement
- Review of the business
- Chief Executive Officer's statement
- Financial review
- Directors' report
- Consolidated financial statements
- Shareholder information

www.sky.com/corporate

People Review

- How we're shaping the future
- Our achievements
- Sky people
- Knowing what customers want
- Development
- Communication with our people
- A responsible business
- Health and safety
- Wellbeing
- Benefits

www.sky.com/responsibilities

The Bigger Picture Review

- Including everyone
- Inspiring learning
- Building arts
- Sustaining environment
- Developing people
- Doing better

www.sky.com/responsibilities
www.jointhebiggerpicture.com
www.sky.com/learning

Fact Book

- A strong platform for growth
- A market leading brand
- Award-winning entertainment
- Innovations that set you free
- Getting closer to customers
- Taking responsibility
- Sky people

www.sky.com/corporate

Products and Services

- Sky TV
  - Sky+
  - Sky HD
  - Sky Multiroom
  - Sky Anytime
  - Remote Record
- Sky Talk
  - Sky Talk Freetime
  - Sky Talk Unlimited
- Sky Broadband
  - Sky Broadband Base
  - Sky Broadband Mid
  - Sky Broadband Max
  - Sky Broadband Connect

www.sky.com

Designed and produced by salterbaxter
Printed by CTD

British Sky Broadcasting Group plc
Grant Way, Isleworth,
Middlesex TW7 5QD, England
Telephone 0870 240 3000
Overseas +44 20 7705 3000
Facsimile 0870 240 3060
www.sky.com
Registered in England No.2247735

CarbonNeutral® company

sky

END



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